UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

November 26, 2025 (November 23, 2025)
Date of Report (Date of earliest event reported)

GREEN DOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34819	95-4766827
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1675 N. Freedom Blvd (200 West) Building 1
Provo, Utah 84604
(Address of principal executive offices)

(626) 765-2000
(Registrant’s telephone number, including area code)

(Not applicable)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Common Stock, $0.001 par value	GDOT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On November 23, 2025, Green Dot Corporation, a Delaware corporation (“Green Dot”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), Compass Sub North, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”), and Compass Sub West, Inc., a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two,” and together with CommerceOne, New CommerceOne and Merger Sub One, the “CommerceOne Parties”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub One will merge with and into CommerceOne and Merger Sub Two will merge with and into Green Dot (collectively, the “First Mergers”), with CommerceOne and Green Dot, respectively, surviving the First Mergers; and (ii) following the First Mergers, CommerceOne will merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (together with the First Mergers, the “Mergers”).

Concurrently with the execution of the Merger Agreement, Green Dot entered into a Separation Agreement (the “Separation Agreement”) with New CommerceOne and Green Dot OpCo, LLC, a newly formed Delaware limited liability company and affiliate of Smith Ventures, LLC (“OpCo”), pursuant to which, upon the terms and subject to the conditions therein, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank, a Utah-chartered bank and wholly owned subsidiary of Green Dot, to Compass Sub Northwest, Inc., a newly formed Delaware corporation and direct, wholly-owned subsidiary of New CommerceOne (“CommerceOne Intermediate Holdco”), and (iii) OpCo will acquire Green Dot and its non-bank financial technology and related assets and operations (the “Business” and, collectively with the matters contemplated by clauses (ii) and (iii), the “Sale Transactions”). The Merger Agreement and the Separation Agreement were unanimously approved by the board of directors of Green Dot.

Merger Agreement

Upon the terms of and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Mergers (the “First Effective Time”), each share of common stock, par value $0.001 per share, of Green Dot, issued and outstanding immediately prior to the First Effective Time (collectively, the “Green Dot Common Stock”), other than certain excluded shares held by Green Dot, CommerceOne or New CommerceOne, will be converted into the right to receive (i) 0.2215 shares (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of New CommerceOne (the “New CommerceOne Common Stock”) and (ii) an amount in cash equal to $8.11 ((i) and (ii) together, the “Merger Consideration”), less any withholding and without interest.

At the First Effective Time and after giving effect to the equity award treatment set forth in the Separation Agreement (as described below), (i) each outstanding Green Dot restricted stock unit award that is vested as of immediately prior to, or vests as a result of, the First Mergers, and each outstanding unvested Green Dot restricted stock unit award that, by its terms, would vest on or before June 30, 2026 subject to the holder’s continued employment through such date, will be cancelled and converted into the right of the holder thereof to receive the Merger Consideration, (ii) each other outstanding unvested Green Dot restricted stock unit award (other than those held by employees of the Business who are transferred to OpCo in connection with the Sale Transactions) will be converted into a corresponding award with respect to New CommerceOne Common Stock, with the number of shares underlying such award adjusted based on the Equity Award Exchange Ratio (which is calculated by adding the (A) value of the Exchange Ratio to (B) value of the cash consideration divided by the implied share price, determind in accordance with the Merger Agreement, of the New CommerceOne Common Stock, and rounding the result to the nearest one thousandth), (iii) each outstanding Green Dot performance stock unit award that was granted in fiscal year 2025 will be cancelled and converted into the right of the holder thereof to receive the Merger Consideration, with the number of shares of Green Dot Common Stock subject to such award determined by deeming performance in respect of the 2025 performance period achieved at 150% of target, and performance in respect of the 2026 and 2027 performance periods achieved at 100% of target, and (iv) each other outstanding Green Dot performance stock unit award will be cancelled for no consideration in respect thereof.

The Merger Agreement contains customary representations and warranties from Green Dot and the CommerceOne Parties. Green Dot and CommerceOne have also agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its respective business during the interim period between the execution of the Merger Agreement and the First Effective Time, (2) the obligation to call a meeting of its respective stockholders to, in the case of Green Dot, adopt the Merger Agreement and the transactions contemplated by the Separation Agreement (the “Green Dot Stockholder Approval”), and, in the case of CommerceOne, approve the Merger Agreement and the transactions contemplated thereby (the “CommerceOne Stockholder Approval”) and, subject to certain exceptions, for the board of directors of each of Green Dot and CommerceOne to recommend that its stockholders vote in favor of such approvals and (3) certain non-solicitation obligations relating to alternative acquisition proposals. Green Dot and CommerceOne have also agreed to use their reasonable best efforts to prepare and file all necessary documentation to effect all applications, notices, petitions and filings and obtain as promptly as practicable all necessary permits, consents, approvals and authorizations for consummation of the transactions contemplated by the Merger Agreement, except that, without the consent of the other, neither Green Dot nor CommerceOne may take or commit to any action, condition or restrictions that would reasonably be expected to have a material adverse effect on New CommerceOne and its subsidiaries, taken as a whole, after giving effect to the transactions contemplated by the Merger Agreement and the Separation Agreement (a “burdensome condition”).

The completion of the Mergers is subject to customary conditions, including, among others, (1) receipt of the Green Dot Stockholder Approval and the CommerceOne Stockholder Approval; (2) authorization for listing on the New York Stock Exchange of the shares of New CommerceOne Common Stock to be issued pursuant to the Merger Agreement, subject to official notice of issuance; (3) receipt of certain required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Utah Department of Financial Institutions and compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), including the expiration or termination of any applicable waiting periods, without the imposition of a burdensome condition; (4) effectiveness of the registration statement on Form S-4 (the “Form S-4”) to be filed with the U.S. Securities and Exchange Commission (the “SEC”) for the New CommerceOne Common Stock to be issued in the Mergers; (5) the absence of any order, injunction, decree or other legal restraint preventing or making illegal the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement; and (6) the satisfaction or waiver of certain conditions set forth in the Separation Agreement. Each party’s obligation to effect the Mergers is also subject to (1) the accuracy of the representations and warranties of, in the case of Green Dot, the CommerceOne Parties, and, in the case of the CommerceOne Parties, Green Dot, in each case subject to, with certain exceptions, customary materiality standards, and (2) performance by, in the case of Green Dot, the CommerceOne Parties’, and, in the case of the CommerceOne Parties, Green Dot’s obligations under the Merger Agreement in all material respects.

The Merger Agreement provides for automatic termination if the Separation Agreement is terminated prior to the First Effective Time and certain termination rights for both Green Dot and CommerceOne, including the right of either Green Dot or CommerceOne to terminate the Merger Agreement if (1) the closing of the Mergers have not occurred by November 23, 2026 (subject to an automatic 90-day extension in certain circumstances, including if required regulatory approvals have not been obtained), (2) there is a final, non-appealable judgment, order, writ, decision, stipulation, decree or law of a required governmental authority prohibiting the closing of the Mergers or (3) in the event of material breach by the other party of its representations, warranties and covenants, subject to a customary notice and cure period. The Merger Agreement provides that a termination fee of $27 million will be payable by Green Dot to CommerceOne in the event of a termination of the Merger Agreement under certain circumstances involving alternative acquisition proposals or changes in the recommendation of Green Dot’s board of directors. A termination fee equal to $3.5 million will be payable by CommerceOne to Green Dot in the event of a termination of the Merger Agreement under certain circumstances involving alternative acquisition proposals or changes in the recommendation of CommerceOne’s board of directors.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Mergers except as otherwise set forth in the Merger Agreement and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding Green Dot or CommerceOne, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Green Dot, CommerceOne, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the Form S-4, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that Green Dot makes with the SEC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Separation Agreement

Upon the terms of and subject to the conditions set forth in the Separation Agreement, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank to CommerceOne Intermediate Holdco and (iii) OpCo will acquire Green Dot and the Business.

Pursuant to the Separation Agreement, at the First Effective Time, the Green Dot restricted stock unit awards and performance unit awards that are outstanding as of immediately prior to the First Effective Time and held by employees of the Business transferred to OpCo in connection with the Sale Transactions, will be treated as described above under the description of the Merger Agreement, except that each outstanding unvested Green Dot restricted stock unit award that, by its terms, would not vest on or before June 30, 2026 will be cancelled for no consideration in respect thereof. In light of the forfeiture of such Green Dot restricted stock unit awards in connection with the Sale Transactions, prior to the First Effective Time, Green Dot will establish a cash retention program for the benefit of employees of the Business in order to incentivize and retain such employees. Cash retention awards granted pursuant to the Business employee retention program will vest ratably on the first, second and third anniversaries of the First Effective Time, subject to certain accelerated vesting provisions upon a termination of employment without “cause” or “good reason” (as defined in the Green Dot Corporate Transaction Policy) or due to death or disability. In addition, OpCo has agreed to establish a management incentive plan following the First Effective Time that will provide for awards representing, in the aggregate, five percent (5%) of the fully diluted equity of OpCo (the “MIP”). Employees of the Business will be eligible to participate in the MIP.

The Separation Agreement contains limited representations and warranties from Green Dot, OpCo and New CommerceOne, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of Green Dot’s business during the interim period between the execution of the Separation Agreement and the closing. Green Dot, OpCo and New CommerceOne have also agreed to use their reasonable best efforts to prepare and file all necessary documentation to effect all applications, notices, petitions and filings and obtain as promptly as practicable all necessary permits, consents, approvals and authorizations for consummation of the Mergers and the transactions contemplated by the Separation Agreement, except that, without the consent of the other, neither Green Dot nor CommerceOne may take or commit to any burdensome condition.

The completion of the Sale Transactions is subject to customary conditions, including, among others, (1) the expiration or termination of the waiting periods applicable to the closing of the transactions contemplated by the Separation Agreement under the HSR Act; (2) the absence of any order, injunction, decree or other legal restraint or prohibition preventing or making illegal the completion of the Sale Transactions or any of the other transactions contemplated by the Separation Agreement; (3) the adoption of the stockholders of Green Dot of the transactions contemplated by the Separation Agreement and (4) the satisfaction or waiver of certain conditions set forth in the Merger Agreement. Each of Green Dot’s and OpCo’s obligation to complete the Sale Transactions is also subject to (1) the accuracy of the representations and warranties of, in the case of Green Dot, OpCo, and, in the case of OpCo, Green Dot, in each case subject to, with certain exceptions, customary materiality standards, and (2) performance by, in the case of Green Dot, OpCo’s, and, in the case of OpCo, Green Dot’s obligations under the Separation Agreement in all material respects.

In connection with the Separation Agreement, OpCo entered into and delivered to Green Dot certain commitments for debt and equity financing.

The Separation Agreement provides for automatic termination if the Merger Agreement is terminated and certain termination rights for both Green Dot and OpCo, including the right of either OpCo or Green Dot to terminate the Separation Agreement if (1) the closing of the sale of the Business has not occurred by November 23, 2026 (subject to an automatic 90-day extension in certain circumstances, including if required regulatory approvals have not been obtained), (2) there is a final, non-appealable judgment, order, writ, decision, stipulation, decree or law prohibiting the closing of the Sale Transactions or (3) in the event of material breach by the other party of its representations, warranties and covenants, subject to a customary notice and cure period. The Separation Agreement further provides that a termination fee of $40 million will be payable by OpCo to Green Dot in certain circumstances, including if Green Dot terminates the Separation Agreement due to OpCo’s material breach or failure to consummate the closing contemplated by the Separation Agreement when required.

The representations, warranties and covenants of each party set forth in the Separation Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Separation Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Separation Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Separation Agreement and (2) were made only as of the date of the Separation Agreement or such other date as is specified in the Separation Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Separation Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Separation Agreement is included with this filing only to provide investors with information regarding the terms of the Separation Agreement and not to provide investors with any other factual information regarding Green Dot, OpCo or New CommerceOne, their respective affiliates or their respective businesses. The Separation Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Green Dot, OpCo, New CommerceOne, their respective affiliates or their respective businesses, the Separation Agreement and the Sale Transactions that will be contained in, or incorporated by reference into, the Form S-4, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that Green Dot makes with the SEC.

The foregoing description of the Separation Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is attached as Exhibit 10.1 and is incorporated herein by reference.

Support Agreement

In connection with the execution of the Merger Agreement and the Separation Agreement, Green Dot, CommerceOne and New CommerceOne entered into a Support Agreement (the “Support Agreement”), dated as of November 23, 2025, with certain significant stockholders of CommerceOne (each, a “Stockholder”), that collectively hold approximately 11.49% of outstanding CommerceOne common stock. The Support Agreement provides that, upon the terms of and subject to the conditions set forth therein, (1) each Stockholder will not, directly or indirectly, assign, sell, transfer or otherwise dispose of its shares of Commerce One common stock, or New CommerceOne Common Stock received in respect of such CommerceOne common stock, subject to certain exceptions, from the execution of the Merger Agreement until the one-year anniversary of the closing of the transactions contemplated by the Merger Agreement and the Separation Agreement (the “Expiration Time”), (2) each Stockholder will vote, or cause to be voted, all of its shares of CommerceOne common stock in favor of the Merger Agreement and the transactions contemplated thereby, including the Mergers, and (3) each Stockholder will vote such shares against any proposal, action or agreement that would impede, frustrate, prevent or nullify any provision of the adoption of the Merger Agreement, the Separation Agreement or the transactions contemplated thereby. The Support Agreement will terminate upon the earlier of the Expiration Time or the written agreement of CommerceOne, Green Dot and each Stockholder.

The foregoing description of the Support Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 10.2 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*
Agreement and Plan of Merger, dated as of November 23, 2025, by and among Green Dot Corporation, CommerceOne Financial Corporation, Compass Sub North, Inc., Compass Sub East, Inc. and Compass Sub West, Inc.

10.1*	Separation Agreement, dated as of November 23, 2025, by and among Green Dot Corporation, Green Dot OpCo, LLC and Compass Sub North, Inc.
10.2	Support Agreement, dated as of November 23, 2025, by and among CommerceOne Financial Corporation, Compass Sub North, Inc., Green Dot Corporation, and the persons set forth on Schedule I thereto.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot, CommerceOne, and affiliates of OpCo, including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of New CommerceOne (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions) following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this Current Report on Form 8-K. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and OpCo, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and OpCo to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the SEC, including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and OpCo do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN DOT CORPORATION

Dated: November 26, 2025	By:	/s/ Amy Pugh
Name: Amy Pugh
Title: General Counsel

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

GREEN DOT CORPORATION,

COMMERCEONE FINANCIAL CORPORATION,

COMPASS SUB NORTH, INC.,

COMPASS SUB EAST, INC.,

AND

COMPASS SUB WEST, INC.

Dated as of November 23, 2025

TABLE OF CONTENTS

ARTICLE I

THE MERGERS

1.1	The Mergers	2
1.2	Closing	3
1.3	Effective Times	3
1.4	Effects of the Mergers	4
1.5	Treatment of CommerceOne Common Stock in the CommerceOne Merger	4
1.6	Treatment of Merger Sub One Common Stock in the CommerceOne Merger	4
1.7	Treatment of Green Dot Common Stock in the Green Dot Merger	5
1.8	Treatment of Merger Sub Two Common Stock in the Green Dot Merger	6
1.9	New CommerceOne Common Stock	6
1.10	Treatment of CommerceOne Surviving Corporation Common Stock in the Upstream Merger	6
1.11	Treatment of Green Dot RSU and PSU Awards; Green Dot ESPP	6
1.12	Treatment of CommerceOne Restricted Stock; CommerceOne Options	9
1.13	Organizational Documents; Directors and Officers	9
1.14	Tax Consequences	10

ARTICLE II

EXCHANGE OF SHARES

2.1	New CommerceOne to Make Consideration Available	10
2.2	Exchange of Shares	11
2.3	Withholding	14

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WEST

3.1	Corporate Organization	14
3.2	Capitalization	16
3.3	Authority; No Violation	17
3.4	Consents and Approvals	18
3.5	Reports	19
3.6	Financial Statements	20
3.7	Broker’s Fees	21
3.8	Absence of Certain Changes or Events	21
3.9	Legal and Regulatory Proceedings	21
3.10	Taxes and Tax Returns	22
3.11	Employees	23
3.12	SEC Reports	26

-i-

3.13	Compliance with Applicable Law	26
3.14	Certain Contracts	29
3.15	Agreements with Regulatory Agencies	31
3.16	Risk Management Instruments	31
3.17	Environmental Matters	31
3.18	Investment Securities and Commodities	32
3.19	Real Property	32
3.20	Intellectual Property	33
3.21	Related Party Transactions	33
3.22	State Takeover Laws	33
3.23	Opinion	34
3.24	Green Dot Information	34
3.25	Loan Portfolio	34
3.26	Insurance	35
3.27	IT Systems	35
3.28	No Other Representations or Warranties	36
3.29	Reorganization	36

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EAST, NEW EAST, MERGER SUB ONE AND MERGER SUB TWO

4.1	Corporate Organization	37
4.2	Capitalization	38
4.3	Authority; No Violation	40
4.4	Consents and Approvals	41
4.5	Reports	41
4.6	Financial Statements	42
4.7	Broker’s Fees	43
4.8	Absence of Certain Changes or Events	43
4.9	Legal and Regulatory Proceedings	44
4.10	Taxes and Tax Returns	44
4.11	Employees	45
4.12	[RESERVED]	48
4.13	Compliance with Applicable Law	48
4.14	Certain Contracts	50
4.15	Agreements with Regulatory Agencies	52
4.16	Risk Management Instruments	52
4.17	Environmental Matters	53
4.18	Investment Securities and Commodities	53
4.19	Real Property	53
4.20	Intellectual Property	54
4.21	Related Party Transactions	54
4.22	State Takeover Laws	54
4.23	Opinion	54
4.24	CommerceOne Information	55

-ii-

4.25	Loan Portfolio	55
4.26	Insurance	56
4.27	IT Systems	56
4.28	No Other Representations or Warranties	57
4.29	Reorganization	57

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the First Effective Time	57
5.2	Forbearances	58

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	61
6.2	Access to Information; Confidentiality	63
6.3	Stockholders’ Approvals	64
6.4	Legal Conditions to Merger	65
6.5	Stock Exchange Listing	65
6.6	Employee Matters	65
6.7	Indemnification; Directors’ and Officers’ Insurance	67
6.8	Additional Agreements	68
6.9	Advice of Changes	68
6.10	Stockholder Litigation	68
6.11	Acquisition Proposals	69
6.12	Public Announcements	70
6.13	Change of Method	70
6.14	Takeover Statutes	70
6.15	Exemption from Liability Under Section 16(b)	71
6.16	Conduct of Merger Subs	71

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Mergers	71
7.2	Conditions to Obligations of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two	72
7.3	Conditions to Obligations of Green Dot	73

-iii-

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	74
8.2	Effect of Termination	75
ARTICLE IX

GENERAL PROVISIONS

9.1	Amendment	77
9.2	Extension; Waiver	78
9.3	Nonsurvival of Representations, Warranties and Agreements	78
9.4	Expenses	78
9.5	Notices	78
9.6	Interpretation	80
9.7	Counterparts	80
9.8	Entire Agreement	80
9.9	Governing Law; Jurisdiction	80
9.10	Waiver of Jury Trial	81
9.11	Assignment; Third-Party Beneficiaries	81
9.12	Specific Performance	81
9.13	Severability	82
9.14	Headings	82
9.15	Confidential Supervisory Information	82
9.16	Delivery by Facsimile or Electronic Transmission	82

EXHIBITS

Exhibit A:	Form of New CommerceOne Charter
Exhibit B:	Form of New CommerceOne Bylaws

-iv-

INDEX OF DEFINED TERMS

Page

ABCL	2
Acquisition Proposal	64
Affiliate	80
Agreement	1
Alabama Secretary	3
BHC Act	14
CARES Act	27
Chosen Courts	80
Closing	3
Closing Date	3
Code	1
CommerceOne	1
CommerceOne Benefit Plans	45
CommerceOne Board Recommendation	64
CommerceOne Bylaws	37
CommerceOne Certificates of Merger	3
CommerceOne Charter	37
CommerceOne Common Stock	4
CommerceOne Contract	51
CommerceOne Delaware Certificate of Merger	3
CommerceOne Disclosure Schedule	36
CommerceOne Equity Awards	38
CommerceOne ERISA Affiliate	45
CommerceOne Financial Statements	42
CommerceOne Meeting	64
CommerceOne Merger	1
CommerceOne Merger Consideration	4
CommerceOne Mergers	1
CommerceOne Old Certificate	4
CommerceOne Option	9
CommerceOne Owned Properties	53
CommerceOne Real Property	53
CommerceOne Regulatory Agreement	52
CommerceOne Restricted Stock	9
CommerceOne Software and IT Systems	56
CommerceOne Stock Plan	9
CommerceOne Subsidiary	37
CommerceOne Warrant	4
Confidentiality Agreement	63
Continuing Employees	65
Conversion	2
Data Protection Laws	27
Delaware Secretary	3

-v-

DGCL	2
Dissenting Shares	13
Distribution	2
DLLCA	2
Enforceability Exceptions	17
Environmental Laws	31
Equity Award Exchange Ratio	7
ERISA	23
Exchange Act	20
Exchange Agent	10
Exchange Fund	10
Exchange Ratio	5
FDIC	15
Federal Reserve Board	18
Final Exercise Date	8
FINRA	18
First Effective Time	3
First Mergers	1
GAAP	14
Governmental Entity	18
Green Dot	1
Green Dot Bank	2
Green Dot Benefit Plans	23
Green Dot Board Recommendation	64
Green Dot Bylaws	14
Green Dot Certificate of Merger	3
Green Dot Charter	14
Green Dot Class A Common Stock	5
Green Dot Class B Common Stock	5
Green Dot Common Stock	5
Green Dot Contract	30
Green Dot Disclosure Schedule	14
Green Dot ERISA Affiliate	23
Green Dot ESPP	8
Green Dot Indemnified Parties	67
Green Dot Insiders	71
Green Dot Meeting	64
Green Dot Merger	1
Green Dot Merger Consideration	5
Green Dot Old Certificate	5
Green Dot Owned Properties	32
Green Dot Preferred Stock	16
Green Dot Real Property	32
Green Dot Regulatory Agreement	31
Green Dot Reports	26
Green Dot RSU Award	6

-vi-

Green Dot Securities	16
Green Dot Software and IT Systems	35
Green Dot Subsidiary	15
Green Dot Subsidiary Securities	16
Implied New CommerceOne Share Price	7
Intellectual Property	33
IRS	24
IT Systems	35
knowledge	80
Liens	17
Loans	34
made available	80
Malicious Code	35
Material Adverse Effect	14
Materially Burdensome Regulatory Condition	62
Merger Sub	1
Merger Sub One	1
Merger Sub One Common Stock	4
Merger Sub Two Common Stock	6
Mergers	1
Multiemployer Plan	23
Multiple Employer Plan	24
New Certificates	10
New CommerceOne	1
New CommerceOne Bylaws	10
New CommerceOne Charter	10
New CommerceOne Common Stock	4
New CommerceOne RSU Award	7
Non-U.S. CommerceOne Benefit Plan	48
Non-U.S. Green Dot Benefit Plan	26
NYSE	12
OCC	19
Old Certificates	5
Parties	1
Payments Business Sale	2
Payments Buyer	2
Per Share Cash Consideration	5
Permitted Encumbrances	32
person	80
Personal Data	27
Premium Cap	67
Pre-Sale Reorganization	2
Proxy Statement	18
Recommendation Change	64
Regulatory Agencies	19
Representatives	69

-vii-

Requisite CommerceOne Vote	40
Requisite Green Dot Vote	17
Requisite Regulatory Approvals	62
Reverse Termination Fee	76
S-4	18
Sale Transactions	2
Sarbanes-Oxley Act	20
SBTPG Election	2
SEC	18
Second Effective Time	3
Securities Act	26
Security Breach	28
Separation Agreement	2
Specified Date	74
SRO	19
Stock Plan	6
Subsidiary	14
Takeover Statutes	33
Tax	23
Tax Return	23
Taxes	23
Termination Date	74
Termination Fee	76
transactions contemplated by this Agreement	80
transactions contemplated hereby	80
Unvested Green Dot PSU Award	7
Unvested Green Dot RSU Award	7
Upstream Certificates of Merger	3
Upstream Delaware Certificate of Merger	3
Upstream Merger	1
Vested Green Dot RSU Award	6
Vesting Green Dot PSU Awards	7
Vesting Green Dot RSU Award	7
WARN Act	25

-viii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 23, 2025 (this “Agreement”), by and among Green Dot Corporation, a Delaware corporation (“Green Dot”), CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), Compass Sub North, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”) and Compass Sub West, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Merger Sub Two Holdco (as defined below) (“Merger Sub Two”).  Green Dot, CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two are collectively referred to herein as the “Parties.”

W I T N E S S E T H:

WHEREAS, CommerceOne has organized New CommerceOne, and New CommerceOne has organized Merger Sub One and Compass Sub Northwest, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”), and Merger Sub Two Holdco has organized Merger Sub Two for the purpose of facilitating the transactions contemplated by this Agreement;

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub One shall merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned Subsidiary of New CommerceOne (the “CommerceOne Merger”), (ii) Merger Sub Two shall merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned Subsidiary of Merger Sub Two Holdco (the “Green Dot Merger”, and together with the CommerceOne Merger, the “First Mergers”); and (iii) CommerceOne, as the surviving corporation of the CommerceOne Merger, shall merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (the “Upstream Merger”, and together with the CommerceOne Merger, the “CommerceOne Mergers”, and the Upstream Merger together with the First Mergers, the “Mergers”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the CommerceOne Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, the Boards of Directors of Green Dot, CommerceOne, New CommerceOne, Merger Sub One, Merger Sub Two have (i) determined that it is in the best interests of their respective companies and their stockholders to enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers, and (ii) in furtherance thereof, approved this Agreement and the transactions contemplated hereby, including the Mergers;

WHEREAS, concurrently with the execution of this Agreement, New CommerceOne and Green Dot are entering into a Separation Agreement, dated as of the date of this Agreement (as it may be amended, modified or supplemented, the “Separation Agreement”) with Green Dot OpCo, LLC, a Delaware limited liability company (“Payments Buyer”), pursuant to which, among other things, (a) Santa Barbara Tax Products Group, LLC will elect (on IRS Form 8832) to be classified as a disregarded entity for U.S. federal income tax purposes, with an effective date at least one day prior to the Closing Date (the “SBTPG Election”), (b) immediately following the First Mergers, Green Dot, as the surviving corporation of the Green Dot Merger, will convert into a limited liability company pursuant to Section 266 of the Delaware General Corporation Law (the “DGCL”) and Section 18-214 of the Delaware Limited Liability Company Act (the “DLLCA”) (such conversion, the “Conversion”) and, as a result of the Conversion, Green Dot will become a disregarded entity for U.S. federal income tax purposes, (c) immediately following the Conversion, Green Dot will distribute the stock of Green Dot Bank, a Utah-chartered bank and wholly owned Subsidiary of Green Dot (“Green Dot Bank”) to New CommerceOne (the “Distribution”, and collectively with the SBTPG Election and the Conversion, the “Pre-Sale Reorganization”), and (d) immediately following the Pre-Sale Reorganization, Payments Buyer will acquire Green Dot and the Business (as defined in the Separation Agreement), subject to the terms and conditions set forth in the Separation Agreement (“Payments Business Sale”, and together with the Pre-Sale Reorganization, the “Sale Transactions”);

WHEREAS, as a condition and inducement to Green Dot’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain stockholders of CommerceOne have executed and delivered to Green Dot, Support Agreements pursuant to which such stockholders have agreed to, among other things, certain limitations on the transfer of their shares of CommerceOne Common Stock and to vote to approve this Agreement and in favor of the transactions contemplated hereby, including the Mergers; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1          The Mergers.  Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the Alabama Business and Nonprofit Entities Code (the “ABCL”), as applicable:

(a)          at the First Effective Time, (i) Merger Sub One shall merge with and into CommerceOne, the separate corporate existence of Merger Sub One shall cease, and CommerceOne shall be the surviving corporation and a direct, wholly-owned Subsidiary of New CommerceOne and continue its existence under the laws of the State of Alabama as the surviving corporation, and (ii) Merger Sub Two shall merge with and into Green Dot, the separate corporate existence of Merger Sub Two shall cease, and Green Dot shall be the surviving corporation and a direct, wholly-owned Subsidiary of Merger Sub Two Holdco; and

(b)          at the Second Effective Time, CommerceOne, as the surviving corporation of the CommerceOne Merger, shall merge with and into New CommerceOne, the separate corporate existence of CommerceOne shall cease, and New CommerceOne shall be the surviving corporation and continue its existence under the laws of the State of Delaware as the surviving corporation.

1.2          Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Green Dot and CommerceOne.  The date on which the Closing occurs is referred to as the “Closing Date.”  The Closing shall occur concurrently with the closing of the transactions contemplated by the Separation Agreement, and the First Mergers shall occur only if the Sale Transactions occur immediately thereafter.

1.3         Effective Times.

(a)          On or (if agreed by Green Dot and CommerceOne) prior to the Closing Date, (i) CommerceOne and Merger Sub One shall cause to be filed a certificate of merger with respect to the CommerceOne Merger (the “CommerceOne Delaware Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and a certificate of merger with respect to the CommerceOne Merger with the Secretary of State of the State of Alabama (the “Alabama Secretary”) (such certificate, together with the CommerceOne Delaware Certificate of Merger, the “CommerceOne Certificates of Merger”), and (ii) Green Dot and Merger Sub Two shall caused to be filed a certificate of merger with respect to the Green Dot Merger (the “Green Dot Certificate of Merger”) with the Delaware Secretary.  The CommerceOne Merger and Green Dot Merger shall become effective simultaneously at such time as may be agreed by the Parties in writing and specified in the CommerceOne Certificates of Merger and the Green Dot Certificate of Merger in accordance with the relevant provisions of the DGCL and the ABCL or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “First Effective Time”).

(b)          On or (if agreed by Green Dot and CommerceOne) prior to the Closing Date, CommerceOne and New CommerceOne shall cause to be filed a certificate of merger with respect to the Upstream Merger with the Delaware Secretary (the “Upstream Delaware Certificate of Merger”) and a certificate of merger with respect to the Upstream Merger with the Alabama Secretary (such certificate, together with the Upstream Delaware Certificate of Merger, the “Upstream Certificates of Merger”).  The Upstream Merger shall become effective after the Sale Transactions at such time as may be agreed by the Parties in writing and specified in the Upsteam Certificates of Merger in accordance with the relevant provisions of the DGCL or the ABCL or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Second Effective Time”).

1.4          Effects of the Mergers.  The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and, with respect to the CommerceOne Mergers, the ABCL.

1.5         Treatment of CommerceOne Common Stock in the CommerceOne Merger.  At the First Effective Time, by virtue of the CommerceOne Merger and without any action on the part of any of the Parties or any holder of securities thereof:

(a)          Subject to Section 2.2(e), each share of the common stock, par value $1.00 per share, of CommerceOne (“CommerceOne Common Stock”), issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive one share of the common stock, par value $0.01 per share, of New CommerceOne (“New CommerceOne Common Stock” and such consideration, the “CommerceOne Merger Consideration”).

(b)          All the shares of CommerceOne Common Stock converted into the right to receive the New CommerceOne Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time, and each certificate (each, an “CommerceOne Old Certificate,” it being understood that any reference herein to “CommerceOne Old Certificate” shall be deemed to include reference to book‑entry account statements relating to the ownership of shares of CommerceOne Common Stock) previously representing any such shares of CommerceOne Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of New CommerceOne Common Stock which such shares of CommerceOne Common Stock have been converted into the right to receive pursuant to this Section 1.5 and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon.

(c)          At the First Effective Time, each outstanding warrant to purchase shares of CommerceOne Common Stock (an “CommerceOne Warrant”) shall, automatically and without any required action on the part of the holder thereof, cease to represent a warrant to purchase shares of CommerceOne Common Stock and shall be converted into a warrant to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Warrant immediately prior to the Effective Time, at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Warrant immediately prior to the Effective Time.  Except as specifically provided above, following the First Effective Time, each CommerceOne Warrant shall continue to be governed by the same terms and conditions as were applicable to such CommerceOne Warrant immediately prior to the First Effective Time.

1.6          Treatment of Merger Sub One Common Stock in the CommerceOne Merger.  At the First Effective Time, by virtue of the CommerceOne Merger and without any action on the part of any of the Parties or any holder of securities thereof, each share of the common stock, par value $0.01 per share, of Merger Sub One (“Merger Sub One Common Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock of CommerceOne as the surviving corporation of the CommerceOne Merger (the “CommerceOne Surviving Corporation Common Stock”).

1.7          Treatment of Green Dot Common Stock in the Green Dot Merger.  At the First Effective Time, by virtue of the Green Dot Merger and without any action on the part of any of the Parties or any holder of securities thereof:

(a)          Subject to Section 2.2(e), each share of Class A common stock, par value $0.001 per share, of Green Dot (collectively, “Green Dot Class A Common Stock”) and each share of Class B common stock, par value $0.001 per share, of Green Dot (collectively, “Green Dot Class B Common Stock”), in each case issued and outstanding immediately prior to the First Effective Time (collectively, “Green Dot Common Stock”), except for shares of Green Dot Common Stock owned by Green Dot, CommerceOne or New CommerceOne (in each case other than shares of Green Dot Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Green Dot, CommerceOne or New CommerceOne in respect of debts previously contracted), shall be converted into the right to receive (A) 0.2215 shares (as it may be adjusted pursuant to Section 1.7(b), the “Exchange Ratio”) of the New CommerceOne Common Stock and (B) an amount in cash equal to $8.11 (as it may be adjusted pursuant to Section 1.7(b), the “Per Share Cash Consideration,” and the consideration described in clauses (A) and (B), the “Green Dot Merger Consideration”).

(b)          All the shares of Green Dot Common Stock converted into the right to receive the Green Dot Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time, and each certificate (each, an “Green Dot Old Certificate,” it being understood that any reference herein to “Green Dot Old Certificate” shall be deemed to include reference to book‑entry account statements relating to the ownership of shares of Green Dot Common Stock; and the Green Dot Old Certificates and CommerceOne Old Certificates, collectively, the “Old Certificates”) previously representing any such shares of Green Dot Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of New CommerceOne Common Stock which such shares of Green Dot Common Stock have been converted into the right to receive pursuant to this Section 1.7, (ii) the Per Share Cash Consideration in respect of each such share of Green Dot Common Stock, (iii) cash in lieu of fractional shares which the shares of Green Dot Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.7 and Section 2.2(e), without any interest thereon and (iv) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon.  If, prior to the First Effective Time, the outstanding shares of CommerceOne Common Stock, New CommerceOne Common Stock or Green Dot Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Per Share Cash Consideration to give CommerceOne and New CommerceOne and the holders of Green Dot Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Green Dot, CommerceOne or New CommerceOne to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)          Notwithstanding anything in this Agreement to the contrary, at the First Effective Time, all shares of Green Dot Common Stock that are owned by Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two (in each case other than shares of Green Dot Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Green Dot, CommerceOne or New CommerceOne in respect of debts previously contracted) shall be cancelled and shall cease to exist and no New CommerceOne Common Stock or other consideration shall be delivered in exchange therefor.

1.8          Treatment of Merger Sub Two Common Stock in the Green Dot Merger.  At the First Effective Time, by virtue of the Green Dot Merger and without any action on the part of any of the Parties or any holder of securities thereof, each share of the common stock, par value $0.01 per share, of Merger Sub Two (the “Merger Sub Two Common Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into one share of class A common stock of Green Dot as the surviving corporation of the Green Dot Merger.

1.9          New CommerceOne Common Stock.  At the First Effective Time, each share of New CommerceOne Common Stock issued and outstanding immediately prior to the First Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time and no consideration shall be delivered in exchange therefor.  At and after the Second Effective Time, each share of New CommerceOne Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of New CommerceOne Common Stock, as applicable, and shall not be affected by the Upstream Merger.

1.10        Treatment of CommerceOne Surviving Corporation Common Stock in the Upstream Merger.  At the Second Effective Time, each share of CommerceOne Surviving Corporation Common Stock issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall be cancelled and shall cease to exist as of the Second Effective Time and no consideration shall be delivered in exchange therefor.

1.11        Treatment of Green Dot RSU and PSU Awards; Green Dot ESPP.

(a)          At the First Effective Time, each restricted stock unit award in respect of shares of Green Dot Common Stock (each, a “Green Dot RSU Award”) granted under Green Dot’s Amended and Restated 2010 Equity Incentive Plan (as amended from time to time, the “Stock Plan”) that is vested and outstanding as of immediately prior to, the First Effective Time (each, a “Vested Green Dot RSU Award”), shall, as of the First Effective Time, be cancelled and converted automatically into the right to receive (without interest) the Green Dot Merger Consideration in respect of the number of shares of Green Dot Common Stock subject to such Vested Green Dot RSU Award immediately prior to the First Effective Time, less applicable withholding Taxes (which withholding Taxes shall be deducted from the cash payment to which the holder is entitled pursuant to this Section 1.11(a)); provided, that, with respect to any Vested Green Dot RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code, and that is not permitted to be paid at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(b)          At the First Effective Time, each Green Dot RSU Award that is subject to performance-based vesting conditions and that is outstanding and unvested immediately prior to the First Effective Time (each, an “Unvested Green Dot PSU Award”) and that was granted in calendar year 2025 shall, as of the First Effective Time, be cancelled and converted automatically into the right to receive (without interest) the Green Dot Merger Consideration in respect of the number of shares of Green Dot Common Stock subject to such Unvested Green Dot PSU Award immediately prior to the First Effective Time, determined by deeming any applicable performance-based vesting criteria applicable to such Unvested Green Dot PSU Award achieved at 150% of the target level of performance for the 2025 performance period and the target level of performance for each of the 2026 and 2027 performance periods (such Unvested Green Dot PSU Awards, the “Vesting Green Dot PSU Awards”), less applicable withholding Taxes (which withholding Taxes shall be deducted from the cash payment to which the holder is entitled pursuant to this Section 1.11(b)).

(c)          At the First Effective Time, each Unvested Green Dot PSU Award that is not a Vesting Green Dot PSU Award shall be cancelled without any consideration to the holder of such Unvested Green Dot PSU Award.

(d)          At the First Effective Time, each outstanding and unvested Green Dot RSU Award that is not an Unvested Green Dot PSU Award and that would otherwise vest in accordance with its terms on or before June 30, 2026, including as a result of a single-trigger vesting provision applicable to such Green Dot RSU Award (each, a “Vesting Green Dot RSU Award”) shall, as of the First Effective Time, fully vest and be cancelled and converted automatically into the right to receive (without interest) the Green Dot Merger Consideration in respect of the number of shares of Green Dot Common Stock subject to such Vesting Green Dot RSU Award immediately prior to the First Effective Time, less applicable withholding Taxes (which withholding Taxes shall be deducted from the cash payment to which the holder is entitled pursuant to this Section 1.11(d)).

(e)          At the First Effective Time, each outstanding and unvested Green Dot RSU Award that is neither a Green Dot PSU Award or a Vesting Green Dot RSU Award (each, an “Unvested Green Dot RSU Award”), after giving effect to the forfeiture provisions set forth in Section 7.8 of the Separation Agreement, shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock unit award (an “New CommerceOne RSU Award”) in respect of that number of shares of New CommerceOne Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Green Dot Common Stock subject to the Unvested Green Dot RSU Award immediately prior to the First Effective Time, multiplied by (ii) the Equity Award Exchange Ratio (as it may be adjusted if necessary pursuant to the last sentence of Section 1.7(b)).  Each such New CommerceOne RSU Award shall be settleable in shares of New CommerceOne Common Stock.  Except as expressly provided in this Section 1.11(e), each such New CommerceOne RSU Award shall be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Unvested Green Dot RSU Award immediately prior to the First Effective Time.  For purposes of this Agreement, “Equity Award Exchange Ratio” means (A) the Exchange Ratio, plus (B) the quotient of (x) the Per Share Cash Consideration divided by (y) the Implied New CommerceOne Share Price, rounded to the nearest one thousandth.

(f)          New CommerceOne shall pay the holders of Vested Green Dot RSU Awards, the Vesting Green Dot PSU Awards and the Vesting Green Dot RSU Awards the cash payments and shares of New CommerceOne Common Stock described in Sections 1.11(a), 1.11(b) and 1.11(d) on or as soon as reasonably practicable after the Closing Date, but in any event no later than the first regular payroll date that is at least three (3) business days thereafter; provided, that, with respect to any Vesting Green Dot PSU Award or Vesting Green Dot RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of Code, and that is not permitted to be paid at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(g)          At or prior to the First Effective Time, Green Dot, the Board of Directors of Green Dot and the Green Dot Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.11.

(h)          Prior to the First Effective Time, the Green Dot Board of Directors (or any authorized committee thereof) shall adopt resolutions to provide that, subject to the consummation of the Green Dot Merger, the Green Dot Employee Stock Purchase Plan (the “Green Dot ESPP”) shall terminate effective as of immediately prior to the First Effective Time.  As soon as reasonably practicable after the date of this Agreement, Green Dot shall adopt resolutions and take all actions necessary to (i) provide that no new offering period under the Green Dot ESPP shall commence on or after the date of this Agreement, (ii) set a new exercise date under the Green Dot ESPP for the offering period under the Green Dot ESPP that is in effect as of the date of this Agreement, which date shall be no later than five (5) Business Days prior to the Closing Date (the “Final Exercise Date”), and (iii) provide that each participant’s outstanding right to purchase shares of Green Dot Common Stock under the Green Dot ESPP as of the Final Exercise Date shall automatically be exercised in accordance with the terms of the Green Dot ESPP based on each participant’s accumulated payroll deductions under the Green Dot ESPP as of the Final Exercise Date.  All shares of Green Dot Common Stock purchased on the Final Exercise Date shall be cancelled at the First Effective Time and converted into the right to receive the Green Dot Merger Consideration in accordance with Section 1.7(a).  Copies of resolutions relating to any of the foregoing in this Section 1.11(f) shall be provided to CommerceOne prior to the Closing and shall be subject to CommerceOne’s reasonable review and comment.

(i)          New CommerceOne shall take all corporate actions that are necessary for the assumption of the applicable Green Dot RSU Awards pursuant to Section 1.11(b), including the reservation, issuance and listing of CommerceOne Common Stock as necessary to effect the transactions contemplated by this Section 1.11.  As soon as practicable following the First Effective Time, New CommerceOne shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form) with respect to the shares of New CommerceOne Common Stock underlying such Unvested Green Dot RSU Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Unvested Green Dot RSU Awards remain outstanding.

1.12        Treatment of CommerceOne Restricted Stock; CommerceOne Options.

(a)          At the First Effective Time, any vesting conditions applicable to each outstanding restricted stock award (each an “CommerceOne Restricted Stock”) under the CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan (“CommerceOne Stock Plan”) shall, to the extent required by the CommerceOne Stock Plan, automatically and without any required action on the part of the holder thereof, accelerate in full and shall be converted into, and become exchanged for the CommerceOne Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting), pursuant to Section 1.5(a).

(b)          At the First Effective Time, each outstanding option to purchase shares of CommerceOne Common Stock (an “CommerceOne Option”) under the CommerceOne Stock Plan shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of CommerceOne Common Stock and shall be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Option immediately prior to the Effective Time, at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Option immediately prior to the Effective Time; provided, however, that the exercise price and the number of shares of New CommerceOne Common Stock purchasable pursuant to the CommerceOne Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any CommerceOne Option to which Section 422 of the Code applies, the exercise price and the number of shares of New CommerceOne Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.  Except as specifically provided above, following the First Effective Time, each CommerceOne Option shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such CommerceOne Option immediately prior to the First Effective Time.

(c)          At or prior to the First Effective Time, CommerceOne, the Board of Directors of CommerceOne and the CommerceOne Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.11.

1.13        Organizational Documents; Directors and Officers.

(a)          At the First Effective Time, (i) the certificate of incorporation and the bylaws of CommerceOne, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and the bylaws, respectively, of the surviving corporation of the CommerceOne Merger until thereafter amended in accordance with applicable law, and the officers and directors of CommerceOne as of immediately prior to the First Effective Time shall be the officers and directors of the surviving corporation of the CommerceOne Merger until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal; and (ii) the certificate of incorporation and the bylaws of Green Dot, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and the bylaws, respectively, of the surviving corporation of the Green Dot Merger until thereafter amended in accordance with applicable law, and the officers and directors of Merger Sub Two as of immediately prior to the First Effective Time shall be the officers and directors of the surviving corporation of the Green Dot Merger until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

(b)          At the First Effective Time, the certificate of incorporation and the bylaws of New CommerceOne shall be amended and restated in their entirety in the form of the amended and restated certificate of incorporation set forth in Exhibit A (the “New CommerceOne Charter”) and the form of the amended and restated bylaws set forth in Exhibit B (the “New CommerceOne Bylaws”), respectively, and such New CommerceOne Charter and New CommerceOne Bylaws shall be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with applicable law.  At the Second Effective Time, the New CommerceOne Charter and the New CommerceOne Bylaws, as the certificate of incorporation and the bylaws of New CommerceOne, the surviving corporation of the Upstream Merger, shall continue to be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with applicable law.  The officers and directors of New CommerceOne, as in effect immediately prior to the Second Effective Time, shall be the officers and directors of the surviving corporation of the Upstream Merger until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

1.14        Tax Consequences.  It is intended that the CommerceOne Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1          New CommerceOne to Make Consideration Available.  At or prior to the First Effective Time, New CommerceOne shall deposit, or shall cause to be deposited, with a bank or trust company designated by New CommerceOne and reasonably acceptable to Green Dot (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, (a) certificates or, at New CommerceOne’s option, evidence in book-entry form, representing shares of New CommerceOne Common Stock to be issued pursuant to Section 1.5 and Section 1.7 (collectively, referred to herein as “New Certificates”), and (b) cash in an amount sufficient to pay (i) the aggregate cash portion of the Green Dot Merger Consideration and (ii) cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect to shares of New CommerceOne Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2          Exchange of Shares.

(a)          As promptly as practicable after the First Effective Time, but in no event later than five (5) days thereafter, New CommerceOne shall cause the Exchange Agent to mail to each holder of record of one or more CommerceOne Old Certificates representating shares of CommerceOne Common Stock immediately prior to the First Effective Time and Green Dot Old Certificates representing shares of Green Dot Common Stock immediately prior to the First Effective Time that have been converted at the First Effective Time into the right to receive the CommerceOne Merger Consideration and Green Dot Merger Consideration, respectively pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of New CommerceOne Common Stock and, if applicable, any cash in lieu of fractional shares and the cash portion of the Green Dot Merger Consideration, which the shares of Green Dot Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b).  Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of New CommerceOne Common Stock to which such holder of CommerceOne Common Stock and Green Dot Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (w) the cash portion of the Green Dot Merger Consideration which such holder of Green Dot Common Stock has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, (x) any cash in lieu of fractional shares which such holder of Green Dot Common Stock has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on the cash portion of the Green Dot Merger Consideration or any cash in lieu of fractional shares or dividends or distributions payable to holders of Green Dot Old Certificates.  Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the First Effective Time to represent only the right to receive, upon surrender, the CommerceOne Merger Consideration or the Green Dot Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2, as applicable.

(b)          No dividends or other distributions declared with respect to New CommerceOne Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II.  After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of New CommerceOne Common Stock that the shares of CommerceOne Common Stock or Green Dot Common Stock represented by such Old Certificate have been converted into the right to receive.

(c)          If any New Certificate representing shares of New CommerceOne Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of New CommerceOne Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)          After the First Effective Time, there shall be no transfers on the stock transfer books of CommerceOne of the shares of CommerceOne Common Stock and of Green Dot of the shares of Green Dot Common Stock that were issued and outstanding immediately prior thereto.  If, after the First Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the CommerceOne Merger Consideration or Green Dot Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as applicable, as provided in this Article II.

(e)          Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of New CommerceOne Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to New CommerceOne Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of New CommerceOne.  In lieu of the issuance of any such fractional share, New CommerceOne shall pay to each former holder of Green Dot Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) equal to (i) (A) (1) the closing sale price of Green Dot Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal on the last trading day preceding the Closing Date minus (2) the Per Share Cash Consideration, divided by (B) the Exchange Ratio (the amount contemplated by this clause (i), the “Implied New CommerceOne Share Price”), multiplied by (ii) the fraction of a share (after taking into account all shares of Green Dot Common Stock held by such holder immediately prior to the First Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of New CommerceOne Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.7.  The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)          Any portion of the Exchange Fund that remains unclaimed by the stockholders of Green Dot or CommerceOne for twelve (12) months after the First Effective Time shall be paid to New CommerceOne.  Any former holders of Green Dot Common Stock or CommerceOne Common Stock who have not theretofore complied with this Article II shall thereafter look only to New CommerceOne for payment of, as applicable, the Green Dot Merger Consideration, the CommerceOne Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the New CommerceOne Common Stock deliverable in respect of each former share of Green Dot Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of the Parties or any other person shall be liable to any former holder of shares of Green Dot Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)          In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by New CommerceOne or the Exchange Agent, the posting by such person of a bond in such amount as New CommerceOne or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the CommerceOne Merger Consideration or the Green Dot Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof, as applicable, pursuant to this Agreement.

(h)          Notwithstanding anything in this Agreement to the contrary, if required by the ABCL or DGCL, as applicable (but only to the extent required thereby), shares of CommerceOne Common Stock and Green Dot Common Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by holders of such shares of CommerceOne Common Stock and Green Dot Common Stock, respectively, who have not voted in favor of the adoption or approval, as applicable, of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Article 13 of the ABCL or Section 262 of the DGCL, as applicable (such shares, the “Dissenting Shares”) will not be converted into the right to receive the CommerceOne Merger Consideration or Green Dot Merger Consideration, as applicable, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Article 13 or Section 262, as applicable, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the ABCL or DGCL, as applicable. If, after the First Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the First Effective Time, the right to receive the CommerceOne Merger Consideration or Green Dot Merger Consideration, as applicable, without any interest thereon. At the First Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Article 13 of the ABCL or Section 262 of the DGCL, as applicable, and as provided in the previous sentence. Green Dot will give CommerceOne or, following the Upstream Merger, New CommerceOne (i) notice of any demands received by Green Dot for appraisals of shares of Green Dot Common Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands.  Prior to the First Effective Time, CommerceOne will give Green Dot (i) notice of any demands received by CommerceOne for appraisals of shares of CommerceOne Common Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands.

2.3          Withholding. New CommerceOne shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law.  To the extent that amounts are so withheld by New CommerceOne or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which the deduction and withholding was made by New CommerceOne or the Exchange Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WEST

Except (a) as disclosed in the disclosure schedule delivered by Green Dot to CommerceOne and New CommerceOne concurrently herewith (the “Green Dot Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Green Dot Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Green Dot that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Green Dot Reports filed by Green Dot since December 31, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature), Green Dot hereby represents and warrants to CommerceOne and New CommerceOne as follows:

3.1          Corporate Organization.

(a)          Green Dot is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and has elected to be treated as a financial holding company under the BHC Act.  Green Dot has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted.  Green Dot is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to Green Dot, CommerceOne or New CommerceOne, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events, (E) public disclosure of the transactions contemplated hereby or by the Separation Agreement (including any effect on a party’s relationships with its customers, vendors or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(i), 4.3(b), 4.4 or 4.11(i)), (F) any stockholder litigation arising out of the Agreement, the Separation Agreement or the transactions contemplated hereby and thereby that is brought or threatened against a party or any party’s Board of Directors from and following the date of this Agreement and prior to the First Effective Time (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(i), 4.3(b), 4.4 or 4.11(i)) or actions expressly required by this Agreement or the Separation Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby or thereby or (G) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate or (ii) the ability of such party to timely consummate the transactions contemplated hereby.  As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting or other power to elect a majority of the board of directors or other managing authority of such persons performing similar functions.  True, correct and complete copies of the Certificate of Incorporation of Green Dot (the “Green Dot Charter”) and the Bylaws of Green Dot (the “Green Dot Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Green Dot to CommerceOne.

(b)          Each Subsidiary of Green Dot (a “Green Dot Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Green Dot and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of Green Dot or any Subsidiary of Green Dot to pay dividends or distributions except, in the case of Green Dot or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities.  The deposit accounts of each Subsidiary of Green Dot that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 3.1(b) of the Green Dot Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Green Dot that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof (any references to “significant Subsidiaries” of either Green Dot or CommerceOne in this Agreement shall mean “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof).  There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Green Dot other than the Green Dot Subsidiaries.

3.2          Capitalization.

(a)          The authorized capital stock of Green Dot consists of 100,000,000 shares of Green Dot Class A Common Stock, 100,000,000 shares of Green Dot Class B Common Stock, and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Green Dot Preferred Stock”).  As of November 20, 2025 (in the case of clause (a)(i)) or November 21, 2025 (in the case of clauses (a)(ii) through (v)), there were (i) 55,548,617 shares of Green Dot Class A Common Stock issued and outstanding and no shares of Green Dot Class B Common Stock issued and outstanding; (ii) no shares of Green Dot Common Stock held by Green Dot in its treasury; (iii) 4,798,301 shares of Green Dot Common Stock reserved for issuance upon the settlement of outstanding Green Dot RSU Awards (assuming applicable performance conditions are satisfied at target levels, or, where a Green Dot RSU Award is subject to performance-based vesting conditions but does not specify a “target” amount, assuming the total amount of Shares subject to such Green Dot RSU Award) or 5,577,492 shares of Green Dot Common Stock reserved for issuance upon the settlement of outstanding Green Dot RSU Awards (assuming applicable performance conditions are satisfied at maximum levels, or, where a Green Dot RSU Award is subject to performance-based vesting conditions but does not specify a “target” amount, assuming the total amount of shares of Green Dot Common Stock subject to such Green Dot RSU Award); (iv) 4,979,410 shares of Green Dot Common Stock reserved for issuance under the Green Dot ESPP; and (v) (A) no shares of Green Dot Preferred Stock issued and outstanding.  As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since November 20, 2025 or November 21, 2025, as applicable , resulting from the vesting or settlement of any Green Dot RSU Awards issued prior to the date of this Agreement as described in the immediately preceding sentence or the exercise of options to purchase shares of Green Dot Common Stock under the Green Dot ESPP, there are no shares of capital stock or other voting securities or equity interests of Green Dot issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Green Dot Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Green Dot may vote.  No trust preferred or subordinated debt securities of Green Dot are issued or outstanding.  Other than Green Dot RSU Awards issued prior to the date of this Agreement as described in this Section 3.2(a) or options to purchase shares of Green Dot Common Stock under the Green Dot ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Green Dot, or contracts, commitments, understandings or arrangements by which Green Dot may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Green Dot or that otherwise obligate Green Dot to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Green Dot Securities,” and any of the foregoing in respect of Subsidiaries of Green Dot, collectively, “Green Dot Subsidiary Securities”).  Other than Green Dot RSU Awards or options to purchase shares of Green Dot Common Stock under the Green Dot ESPP, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Green Dot or any of its Subsidiaries) are outstanding.  There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Green Dot or any of its Subsidiaries is a party with respect to the voting or transfer of Green Dot Common Stock, capital stock or other voting or equity securities or ownership interests of Green Dot or granting any stockholder or other person any registration rights.

(b)          Green Dot owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Green Dot Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

3.3          Authority; No Violation.

(a)          Green Dot has full corporate power and authority to execute and deliver this Agreement and, upon receipt of the Requisite Green Dot Vote (as defined below), to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Green Dot Merger) have been duly and validly approved by the Board of Directors of Green Dot.  The Board of Directors of Green Dot has unanimously determined that the transactions contemplated hereby (including the Green Dot Merger), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Green Dot and its stockholders, has approved this Agreement and the transactions contemplated hereby (including the Green Dot Merger), and has directed that this Agreement be submitted to Green Dot’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect.  Except for the adoption of this Agreement and the transactions contemplated by the Separation Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Green Dot Common Stock entitled to vote on this Agreement (the “Requisite Green Dot Vote”) (and the approval of Merger Sub Two Holdco of the Conversion following the First Effective Time), no other corporate proceedings on the part of Green Dot are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Green Dot and (assuming due authorization, execution and delivery by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two) constitutes a valid and binding obligation of Green Dot, enforceable against Green Dot in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)          Neither the execution and delivery of this Agreement by Green Dot nor the consummation by Green Dot of the transactions contemplated hereby (including the Mergers), nor compliance by Green Dot with any of the terms or provisions hereof, will (i) violate any provision of the Green Dot Charter or the Green Dot Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Green Dot or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Green Dot or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Green Dot or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot.

3.4          Consents and Approvals.  Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or financial authorities listed on Section 3.4 of the Green Dot Disclosure Schedule or Section 4.4 of the CommerceOne Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with the FDIC and approval of such applications, filings and notices, (f) the filing by Green Dot with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by New CommerceOne in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (g) the filing of the CommerceOne Certificates of Merger, Green Dot Certificate of Merger and Upstream Certificates of Merger with the Delaware Secretary pursuant to the DGCL and the Alabama Secretary pursuant to the ABCL, as applicable, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of New CommerceOne Common Stock pursuant to this Agreement and the approval of the listing of such New CommerceOne Common Stock on the NYSE, and (i) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by Green Dot of this Agreement or (y) the consummation by Green Dot of the Mergers and the other transactions contemplated hereby.  As of the date hereof, Green Dot is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers on a timely basis.

3.5          Reports.  Green Dot and each of its Subsidiaries have timely filed (or furnished) all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2022 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office of the Comptroller of the Currency (the “OCC”), (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot.  Subject to Section 9.15, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Green Dot and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Green Dot, investigation into the business or operations of Green Dot or any of its Subsidiaries since December 31, 2022, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.  Subject to Section 9.15, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Green Dot or any of its Subsidiaries and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Green Dot or any of its Subsidiaries since December 31, 2022, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.

3.6          Financial Statements.

(a)          The financial statements of Green Dot and its Subsidiaries included (or incorporated by reference) in the Green Dot Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Green Dot and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Green Dot and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  Since December 31, 2022, no independent public accounting firm of Green Dot has resigned (or informed Green Dot that it intends to resign) or been dismissed as independent public accountants of Green Dot as a result of or in connection with any disagreements with Green Dot on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, neither Green Dot nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Green Dot included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c)           The records, systems, controls, data and information of Green Dot and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Green Dot or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Green Dot.  Green Dot (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Green Dot, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Green Dot by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed in writing, based on its most recent evaluation prior to the date hereof, to Green Dot’s outside auditors and the audit committee of the Board of Directors of Green Dot (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Green Dot’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Green Dot’s internal controls over financial reporting.  There is no reason to believe that Green Dot’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)          Since December 31, 2022, (i) neither Green Dot nor any of its Subsidiaries, nor, to the knowledge of Green Dot, any director, officer, auditor, accountant or representative of Green Dot or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Green Dot or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Green Dot or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Green Dot or any of its Subsidiaries, whether or not employed by Green Dot or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Green Dot or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Green Dot or any committee thereof or to the knowledge of Green Dot, to any director or officer of Green Dot.

3.7          Broker’s Fees.  With the exception of Citigroup Global Markets Inc., neither Green Dot nor any Green Dot Subsidiary nor any of their respective officers or directors has engaged any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement.  Green Dot has disclosed to CommerceOne as of the date hereof the aggregate fees to be paid by Green Dot to Citigroup Global Markets Inc. related to the Mergers and the other transactions contemplated hereunder.

3.8          Absence of Certain Changes or Events.

(a)          Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.

(b)          Since December 31, 2024, Green Dot and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9          Legal and Regulatory Proceedings.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, neither Green Dot nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Green Dot, threatened in writing, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Green Dot or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)          There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Green Dot, any of its Subsidiaries or the assets of Green Dot or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the New CommerceOne or any of its Affiliates) that would reasonably be expected to be material to New CommerceOne and its Subsidiaries (after giving effect to the Mergers), taken as a whole.

3.10        Taxes and Tax Returns.

(a)          Each of Green Dot and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.

(b)          Neither Green Dot nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).

(c)          All material Taxes of Green Dot and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.

(d)          Each of Green Dot and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.

(e)          Neither Green Dot nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.

(f)          Neither Green Dot nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no ongoing, threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Green Dot and its Subsidiaries or the assets of Green Dot and its Subsidiaries that has not been accrued in the latest audited balance sheet included in the Green Dot Reports.

(g)          There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Green Dot or any of its Subsidiaries.

(h)          Neither Green Dot nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among Green Dot and its Subsidiaries or (ii) commercial agreements the principal purpose of which does not relate to Taxes).

(i)          Neither Green Dot nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Green Dot) or (ii) has any liability for the Taxes of any person (other than Green Dot or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j)          Neither Green Dot nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(k)          Neither Green Dot nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l)          At no time during the past five (5) years has Green Dot been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(m)          Neither Green Dot nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (i) any change in accounting method made before the Closing under Section 481(c) of the Code (or any similar provision of state, local or foreign law), (ii) any agreement entered into with any Governmental Entity (including a “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign law)) prior to the Closing, (iii) any installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing, or (iv) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local law) existing on or prior to the Closing, in each case, as a result of any action or transaction occurring prior to the Closing.

(n)          As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(o)          As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11        Employees.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each Green Dot Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  For purposes of this Agreement, the term “Green Dot Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, equity-based, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, practices, arrangements or remuneration of any kind, whether or not funded and whether or not in writing, with respect to which Green Dot or any Subsidiary or any trade or business of Green Dot or any of its Subsidiaries, whether or not incorporated, all of which together with Green Dot would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Green Dot ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Green Dot or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of Green Dot or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or any plan, program or arrangement sponsored by a Governmental Entity.

(b)          Green Dot has made available to CommerceOne true and complete copies of each material Green Dot Benefit Plan and the following related documents, to the extent applicable:  (i) all summary plan descriptions, material amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter and (iv) the most recently prepared actuarial report.

(c)          Except as would not result in any material liability to Green Dot and its Subsidaries, taken as a whole, each Green Dot Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to Green Dot’s knowledge, no event has occurred since December 31, 2022 that would adversely affect the qualification or tax exemption of any such Green Dot Benefit Plan.

(d)          No Green Dot Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code.  During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by Green Dot or its Subsidiaries or any of their respective ERISA Affiliates, and, to Green Dot’s knowledge, no condition exists that presents a risk to Green Dot or its Subsidiaries or any of their respective ERISA Affiliates of incurring any such liability.

(e)          None of Green Dot and its Subsidiaries nor any Green Dot ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Green Dot and its Subsidiaries nor any Green Dot ERISA Affiliate has incurred any liability that has not been satisfied in full to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)          Except as would not result in any material liability to Green Dot and its Subsidiaries, taken as a whole, no Green Dot Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, all contributions required to be made to any Green Dot Benefit Plan by applicable law or by any plan document or other contractual undertaking for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Green Dot.

(h)          There are no pending or, to Green Dot’s knowledge, threatened claims (in each case other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Green Dot’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Green Dot Benefit Plans, any fiduciaries thereof with respect to their duties to the Green Dot Benefit Plans or the assets of any of the trusts under any of the Green Dot Benefit Plans that would reasonably be expected to result in any liability of Green Dot or any of its Subsidiaries in an amount that, individually or in the aggregate, would be material to Green Dot and its Subsidiaries, taken as a whole.

(i)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in (i) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or other service provider of Green Dot or any of its Subsidiaries, (ii) result in any limitation on the right of Green Dot or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Green Dot Benefit Plan or related trust on or after the First Effective Time or (iii) otherwise give rise to any material liability under any Green Dot Benefit Plan.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Green Dot or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)          Neither Green Dot nor any Subsidiary has any obligation to provide, and no Green Dot Benefit Plan provides for, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law), or otherwise.

(k)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, there are no pending or, to Green Dot’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Green Dot or any of its Subsidiaries, or any strikes or other labor disputes against Green Dot or any of its Subsidiaries.  Neither Green Dot nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Green Dot or any of its Subsidiaries and, except as would not reasonably be expected to be material, either individually or in the aggregate, to Green Dot and its Subsidiaries, there are no pending or, to the knowledge of Green Dot, threatened organizing efforts by any union or other group seeking to represent any employees of Green Dot or any of its Subsidiaries. Neither Green Dot nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar foreign, state or local Law that remains unsatisfied.

(l)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each Green Dot Benefit Plan that is subject to the laws of a jurisdiction other than the United States (whether or not U.S. law also applies) or is otherwise maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Green Dot Benefit Plan”) (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special tax treatment, meets all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. Green Dot Benefit Plan.

3.12        SEC Reports.  Green Dot has previously made available to CommerceOne an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2022 by Green Dot pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Green Dot Reports”) and (b) communication mailed by Green Dot to its stockholders since December 31, 2022 and prior to the date hereof, and no such Green Dot Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  Since December 31, 2022, as of their respective dates, all Green Dot Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  No executive officer of Green Dot has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

3.13        Compliance with Applicable Law.

(a)          Green Dot and each of its Subsidiaries hold, and have at all times since December 31, 2022, held, all licenses, registrations, franchises, certificates, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot, and to the knowledge of Green Dot, no suspension or cancellation of any such necessary license, registration, franchise, certificate, permit, charter or authorization is threatened.

(b)          Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot, Green Dot and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity applicable to Green Dot or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable laws (“Personal Data,” and such laws relating thereto, “Data Protection Laws”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, since December 31, 2022, there has been no action pending or, to the knowledge of Green Dot, threatened against Green Dot and its Subsidiaries by any Governmental Entity or other person alleging any violation of any Data Protection Laws.

(c)          Green Dot Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot: (A) Green Dot has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) Green Dot and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of Green Dot, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

(d)          Green Dot maintains a written information privacy and security program that includes measures reasonably designed to protect the privacy, confidentiality and security of all Personal Data processed or otherwise handled by or on behalf of Green Dot against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful processing or handling of such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data (each of clauses (i) through (iii), a “Security Breach”).  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries have taken commercially reasonable measures, consistent with general industry practices, designed to ensure the confidentiality, privacy and security of Personal Data processed or otherwise handled by or on behalf of Green Dot.  To the knowledge of Green Dot, Green Dot has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot.  To the knowledge of Green Dot, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Green Dot.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries are in compliance with all of its and their privacy policies relating to Personal Data.

(e)          Without limitation, none of Green Dot or any of its Subsidiaries or to the knowledge of Green Dot, any director, officer, employee, agent or other person acting on behalf of Green Dot or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Green Dot or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Green Dot or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Green Dot or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Green Dot or any of its Subsidiaries, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Green Dot or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Green Dot or any of its Subsidiaries or (vii) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot.

(f)           As of the date hereof, Green Dot and Green Dot Bank each meet the applicable published criteria to be “well-capitalized” (as such term is defined in the relevant regulation of the applicable institution’s primary federal banking regulator).

(g)          Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot, (i) Green Dot and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Green Dot, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

3.14        Certain Contracts.

(a)          Except as set forth in Section 3.14(a) of the Green Dot Disclosure Schedule or as filed with any Green Dot Reports, as of the date hereof, neither Green Dot nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any Green Dot Benefit Plan and any contract, arrangement, commitment or understanding solely among Green Dot and any wholly-owned Subsidiaries of Green Dot or solely among wholly owned Subsidiaries of Green Dot:

(i)          which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)          which contains a provision that materially restricts the conduct of any line of business by Green Dot or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of New CommerceOne or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect);

(iii)          with or to a labor union or guild with respect to any employees of Green Dot or any its Subsidiaries (including any collective bargaining agreement);

(iv)          any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Green Dot Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot;

(v)          (A) that relates to the incurrence of indebtedness by Green Dot or any of its Subsidiaries, including any sale and leaseback transactions, securitizations, off-balance sheet financing arrangements, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Green Dot or any of its Subsidiaries of, or any similar commitment by Green Dot or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more;

(vi)          that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Green Dot or its Subsidiaries;

(vii)          that is a consulting agreement or data processing, software programming or licensing contract involving the payment by Green Dot or any of its Subsidiaries of more than $10,000,000 per annum (other than any such contracts which are terminable by Green Dot or any of its Subsidiaries on sixty (60) days’ or less notice without any required payment or other conditions, other than the condition of notice);

(viii)          any lease, sublease, license and other agreement under which Green Dot or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property pursuant to which the annual amount payable by Green Dot or any of its Subsidiaries is more than $2,000,000;

(ix)          that is a settlement, consent or similar agreement and contains any material continuing obligations of Green Dot or any of its Subsidiaries; or

(x)          that relates to the acquisition or disposition of any person, business or asset and under which Green Dot or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Green Dot Disclosure Schedule, is referred to herein as a “Green Dot Contract.”  Green Dot has made available to CommerceOne true, correct and complete copies of each Green Dot Contract in effect as of the date hereof.

(b)          (i)  Each Green Dot Contract is valid and binding on Green Dot or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot, (ii) Green Dot and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Green Dot Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot, (iii) to the knowledge of Green Dot, each third-party counterparty to each Green Dot Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Green Dot Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot, (iv) neither Green Dot nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Green Dot Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Green Dot or any of its Subsidiaries or, to the knowledge of Green Dot, any other party thereto, of or under any such Green Dot Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot.

3.15        Agreements with Regulatory Agencies.  Subject to Section 9.15, neither Green Dot nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2022, a recipient of any supervisory letter from, or since December 31, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Green Dot Disclosure Schedule, a “Green Dot Regulatory Agreement”), nor has Green Dot or any of its Subsidiaries been advised in writing since December 31, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Green Dot Regulatory Agreement.

3.16        Risk Management Instruments.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Green Dot or any of its Subsidiaries or for the account of a customer of Green Dot or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Green Dot or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions).  Green Dot and each of its Subsidiaries have duly performed in all material respects all of their respective material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Green Dot, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17        Environmental Matters.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries are in compliance, and since December 31, 2022 have complied with, any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to:  (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”).  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Green Dot, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Green Dot or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Green Dot, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.  To the knowledge of Green Dot, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.  Green Dot is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.

3.18        Investment Securities and Commodities.  Each of Green Dot and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Green Dot’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Green Dot or its Subsidiaries.  Such securities and commodities are valued on the books of Green Dot in accordance with GAAP in all material respects.

3.19        Real Property.  Green Dot or a Green Dot Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Green Dot Reports as being owned by Green Dot or a Green Dot Subsidiary or acquired after the date thereof which are material to Green Dot’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Green Dot Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) landlords’, lessors’, merchants’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s Liens or similar Liens arising or incurred in the ordinary course of business and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Green Dot Reports or acquired after the date thereof which are material to Green Dot’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Green Dot Owned Properties, the “Green Dot Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and, to the knowledge of Green Dot, each such lease is valid without material default thereunder by the lessee or, to the knowledge of Green Dot, the lessor.  There are no pending or, to the knowledge of Green Dot, threatened condemnation proceedings against the Green Dot Real Property.

3.20        Intellectual Property.  Green Dot and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot:  (a) (1) to the knowledge of Green Dot, the conduct by Green Dot and its Subsidiaries of their respective businesses does not infringe, misappropriate or otherwise violate the rights of any person and (2) no person has asserted in writing to Green Dot that Green Dot or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of Green Dot, no person is challenging, infringing on, misappropriating or otherwise violating any right of Green Dot or any of its Subsidiaries with respect to any Intellectual Property owned by Green Dot or its Subsidiaries, and (c) neither Green Dot nor any Green Dot Subsidiary has received any written notice of any pending claim challenging the ownership, validity or enforceability of any Intellectual Property owned by Green Dot or any Green Dot Subsidiary, and Green Dot and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by Green Dot and its Subsidiaries.  For purposes of this Agreement, “Intellectual Property” means all intellectual property rights or similar industrial or proprietary rights anywhere in the world in or relating to:  (i) trademarks, service marks, brand names, d/b/a’s, internet domain names and URLs, logos, symbols, certification marks, trade dress and other indications of origin, all goodwill associated with the foregoing, and all registrations and applications to register the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions, discoveries and ideas, whether patentable or not, patents, applications for patents and invention disclosures (including divisionals, revisions, continuations, continuations in part and renewals), all improvements thereto, and any extensions, substitutes, reissues or re-examinations thereof; (iii) nonpublic information, trade secrets and know-how, including proprietary or confidential processes, technologies, protocols, formulae, prototypes and confidential information and rights to limit the use or disclosure thereof by any person; (iv) writings and other works of authorship, whether copyrightable or not (including software, content, data, databases and other compilations of information) and whether published or unpublished, registrations or applications for registration of copyrights, and any renewals or extensions thereof; and (v) any other intellectual property, industrial or proprietary rights.

3.21        Related Party Transactions.  As of the date hereof, except as set forth in any Green Dot Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Green Dot or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Green Dot or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Green Dot Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Green Dot), on the other hand, of the type required to be reported in any Green Dot Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.22        State Takeover Laws.  The Board of Directors of Green Dot has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Green Dot Charter or Green Dot Bylaws (collectively, with any similar provisions of the CommerceOne Charter or CommerceOne Bylaws, “Takeover Statutes”).

3.23        Opinion.  The Board of Directors of Green Dot has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Green Dot Merger Consideration to be received by the holders of Green Dot Class A Common Stock in the Mergers pursuant to this Agreement is fair, from a financial point of view, to such holders.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24        Green Dot Information.  The information relating to Green Dot and its Subsidiaries or that is provided by Green Dot or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Proxy Statement (to the extent that portions thereof relate only to Green Dot or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25        Loan Portfolio.

(a)          As of the date hereof, except as set forth in Section 3.25(a) of the Green Dot Disclosure Schedule, neither Green Dot nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Green Dot or any Subsidiary of Green Dot is a creditor that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of November 21, 2025, over ninety (90) days or more delinquent in payment of principal or interest.  Set forth in Section 3.25(a) of the Green Dot Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Green Dot and its Subsidiaries that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and were classified by Green Dot as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Green Dot or any of its Subsidiaries that, as of November 21, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each Loan of Green Dot or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Green Dot and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each outstanding Loan of Green Dot or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Green Dot and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

3.26        Insurance.  Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Green Dot, (a) Green Dot and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Green Dot reasonably has determined to be prudent and consistent with industry practice, and Green Dot and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Green Dot and its Subsidiaries, Green Dot or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Green Dot or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Green Dot nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.27        IT Systems.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, to the knowledge of Green Dot, no third party has gained unauthorized access to or misused any Personal Data or any hardware, software, code, systems, servers, networks, data communications lines and other information technology and equipment (collectively “IT Systems”) used in the operation of its businesses (collectively, “Green Dot Software and IT Systems”), in each case in a manner that has resulted or is reasonably likely to result in a duty to notify any person.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, Data Protection Laws and all contracts to the extent such contracts relate to the processing of Personal Data, that are designed to protect their products and services and the Green Dot Software and IT Systems from unauthorized access and free from any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of software, data or other materials (“Malicious Code”).  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, the Green Dot Software and IT Systems are (i) free from Malicious Code and (ii) have not, since December 31, 2022, experienced any failure or malfunction.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, the Green Dot Software and IT Systems have not, since December 31, 2022, suffered an unscheduled outage or other failure.

3.28        No Other Representations or Warranties.

(a)          Except for the representations and warranties made by Green Dot in this Article III and in Article III of the Separation Agreement, neither Green Dot nor any other person makes any express or implied representation or warranty with respect to Green Dot, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Green Dot hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Green Dot nor any other person makes or has made any representation or warranty to CommerceOne or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Green Dot, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Green Dot in this Article III and Article III of the Separation Agreement, any oral or written information presented to CommerceOne or any of its Affiliates or representatives in the course of their due diligence investigation of Green Dot, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)          Green Dot acknowledges and agrees that none of CommerceOne, New CommerceOne, Merger Sub One, Merger Sub Two nor any other person has made or is making any express or implied representation or warranty with respect to CommerceOne, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects other than those contained in Article IV. The foregoing shall not limit any of the representations or warranties contained in Article V of the Separation Agreement.

3.29        Reorganization. Green Dot has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EAST, NEW EAST, MERGER SUB ONE AND MERGER SUB TWO

Except as disclosed in the disclosure schedule delivered by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two to Green Dot concurrently herewith (the “CommerceOne Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CommerceOne Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CommerceOne that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two hereby represent and warrant to Green Dot as follows:

4.1          Corporate Organization.

(a)          CommerceOne is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama, is a bank holding company duly registered under the BHC Act.  Each of New CommerceOne, Merger Sub One and Merger Sub Two is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of New CommerceOne, Merger Sub One and Merger Sub Two has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted.  Each of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne.  True and complete copies of the Certificate of Incorporation of CommerceOne (the “CommerceOne Charter”) and the Bylaws of CommerceOne (the “CommerceOne Bylaws”) and the certificate of incorporation and bylaws of each of New CommerceOne, Merger Sub One and Merger Sub Two, in each case as in effect as of the date of this Agreement, have previously been made available by CommerceOne to Green Dot.

(b)          Each Subsidiary of CommerceOne (a “CommerceOne Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on CommerceOne and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of CommerceOne or any Subsidiary of CommerceOne to pay dividends or distributions except, in the case of CommerceOne or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities.  The deposit accounts of each Subsidiary of CommerceOne that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 4.1(b) of the CommerceOne Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CommerceOne that would constitute significant Subsidiaries.  There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of CommerceOne other than the CommerceOne Subsidiaries.

4.2          Capitalization.

(a)          The authorized capital stock of CommerceOne consists of 10,000,000 shares of CommerceOne Common Stock and 25,000 shares of preferred stock, $1.00 par value per share.  As of November 21, 2025, there were (i) 4,938,928 shares of CommerceOne Common Stock issued and outstanding (including 50,580 shares of CommerceOne Restricted Stock); (ii) 703 shares of CommerceOne Common Stock held in treasury; (iii) 313,500 shares of CommerceOne Common Stock reserved for issuance upon the exercise of CommerceOne Stock Options; and (iv) 526,250 shares of CommerceOne Common Stock reserved for issuance upon the exercise of CommerceOne Warrants.  As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since November 21, 2025, resulting from the exercise, vesting or settlement of any CommerceOne Stock Options and CommerceOne Restricted Stock (collectively, the “CommerceOne Equity Awards”) issued prior to the date of this Agreement as described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of CommerceOne issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of CommerceOne Common Stock, New CommerceOne Common Stock, Merger Sub One Common Stock and Merger Sub Two Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two may vote.  Except as set forth in Section 4.2(a) of the CommerceOne Disclosure Schedule, no trust preferred or subordinated debt securities of CommerceOne are issued or outstanding.  Other than CommerceOne Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in CommerceOne, or contracts, commitments, understandings or arrangements by which CommerceOne may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CommerceOne or that otherwise obligate CommerceOne to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing.  Other than the CommerceOne Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of CommerceOne or any of its Subsidiaries) are outstanding.  There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which CommerceOne or any of its Subsidiaries is a party with respect to the voting or transfer of CommerceOne Common Stock, capital stock or other voting or equity securities or ownership interests of CommerceOne or granting any stockholder or other person any registration rights.

(b)          CommerceOne owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the CommerceOne Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  The authorized capital stock of New CommerceOne consists of 100 shares of the New CommerceOne Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding.  All of the issued and outstanding capital stock of New CommerceOne is, and as of immediately prior to the First Effective Time will be, owned by CommerceOne. The authorized capital stock of Merger Sub One consists of 100 shares of the Merger Sub One Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub One is, and as of immediately prior to the First Effective Time will be, owned by New CommerceOne. The authorized capital stock of Merger Sub Two Holdco consists of 100 shares of common stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub Two Holdco is, and as of immediately prior to the First Effective Time will be, owned by New CommerceOne. The authorized capital stock of Merger Sub Two consists of 100 shares of the Merger Sub Two Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub Two is, and as of immediately prior to the First Effective Time will be, owned by Merger Sub Two Holdco. Each of New CommerceOne, Merger Sub Two Holdco, Merger Sub One and Merger Sub Two has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Mergers and the other transactions contemplated hereby.

4.3          Authority; No Violation.

(a)          Each of CommerceOne, New CommerceOne. Each of New CommerceOne, Merger Sub One and Second Merger Sub has full corporate power and authority to execute and deliver this Agreement and, upon receipt of the Requisite CommerceOne Vote (as defined below), to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Mergers) have been duly and validly approved by the Board of Directors of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two.  The Board of Directors of CommerceOne has unanimously determined that the transactions contemplated hereby (including the Mergers), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of CommerceOne and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Mergers), and has directed that the transactions contemplated hereby be submitted to CommerceOne’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect.  The Boards of Directors of New CommerceOne, Merger Sub One and Merger Sub Two have determined that the Mergers, on the terms and conditions set forth in this Agreement, is in the best interests of New CommerceOne, Merger Sub One and Merger Sub Two and their respective stockholder(s) and has adopted a resolution to the foregoing effect.  CommerceOne, as the stockholder of New CommerceOne has adopted and approved this Agreement and the transactions contemplated hereby by written consent.  New CommerceOne, as the sole stockholder of Merger Sub One, has adopted and approved this Agreement and the transactions contemplated hereby by written consent.  Merger Sub Two Holdco, as the sole stockholder of Merger Sub Two, has adopted and approved this Agreement and the transactions contemplated hereby by written consent.  Except for (i) the approval of this Agreement and transactions contemplated hereby by the affirmative vote of the holders of shares representing a majority of the outstanding shares of CommerceOne Common Stock in accordance with the ABCL and the organizational documents of CommerceOne (the “Requisite CommerceOne Vote”) (and the approval of Merger Sub Two Holdco of the Conversion following the First Effective Time) and (ii) the adoption of resolutions to give effect to the provisions of Section 1.13(b) in connection with the Closing, no other corporate proceedings on the part of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by each of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two and (assuming due authorization, execution and delivery by Green Dot) constitutes a valid and binding obligation of each of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, enforceable against each of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).  The shares of New CommerceOne Common Stock to be issued in the Mergers have been validly authorized (subject to the receipt of the Requisite CommerceOne Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of CommerceOne will have any preemptive right or similar rights in respect thereof.

(b)          Neither the execution and delivery of this Agreement by CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, nor the consummation by CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two of the transactions contemplated hereby (including the Mergers), nor compliance by CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two with any of the terms or provisions hereof, will (i) violate any provision of the CommerceOne Charter or the CommerceOne Bylaws or the charter or the bylaws of any of New CommerceOne, Merger Sub One or Merger Sub Two (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CommerceOne or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CommerceOne or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CommerceOne or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne.

4.4          Consents and Approvals.  Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with FINRA and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Green Dot Disclosure Schedule or Section 4.4 of the CommerceOne Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with the FDIC and approval of such applications, filings and notices, (f) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the CommerceOne Certificates of Merger, Green Dot Certificate of Merger and Upstream Certificates of Merger with the Delaware Secretary pursuant to the DGCL and the Alabama Secretary pursuant to the ABCL, as applicable, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of New CommerceOne Common Stock pursuant to this Agreement and the approval of the listing of such New CommerceOne Common Stock on the NYSE, and (i) compliance with any applicable requirements of the HSR Act, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two of this Agreement or (y) the consummation by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two of the Mergers, as applicable, and the other transactions contemplated hereby.  As of the date hereof, CommerceOne is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers on a timely basis.

4.5          Reports.  CommerceOne and each of its Subsidiaries have timely filed (or furnished) all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2022 with any Regulatory Agencies, including any report, form, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne.  Subject to Section 9.15, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CommerceOne and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CommerceOne, investigation into the business or operations of CommerceOne or any of its Subsidiaries since December 31, 2022, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.  Subject to Section 9.15, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CommerceOne or any of its Subsidiaries and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CommerceOne or any of its Subsidiaries since December 31, 2022, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.

4.6          Financial Statements.

(a)          Section 4.6(a) of the CommerceOne Disclosure Schedule contains complete and correct copies of CommerceOne’s audited financial statements (including the related notes and schedules thereto) for the fiscal years ended December 31, 2024, 2023 and 2022 (the “CommerceOne Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of CommerceOne and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of CommerceOne and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount) and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  Since December 31, 2022, no independent public accounting firm of CommerceOne has resigned (or informed CommerceOne that it intends to resign) or been dismissed as independent public accountants of CommerceOne as a result of or in connection with any disagreements with CommerceOne on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, neither CommerceOne nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the audited balance sheet as of December 31, 2024 included in the CommerceOne Financial Statements (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024, or in connection with this Agreement and the transactions contemplated hereby.

(c)          The records, systems, controls, data and information of CommerceOne and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of CommerceOne or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on CommerceOne.  CommerceOne (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to CommerceOne, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CommerceOne by others within those entities as appropriate to allow timely decisions regarding required disclosures, and (y) has disclosed in writing, based on its most recent evaluation prior to the date hereof, to CommerceOne’s outside auditors and the audit committee of the Board of Directors of CommerceOne (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CommerceOne’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CommerceOne’s internal controls over financial reporting.  There is no reason to believe that CommerceOne’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due following the Closing.

(d)          Since December 31, 2022, (i) neither CommerceOne nor any of its Subsidiaries, nor, to the knowledge of CommerceOne, any director, officer, auditor, accountant or representative of CommerceOne or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CommerceOne or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CommerceOne or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing CommerceOne or any of its Subsidiaries, whether or not employed by CommerceOne or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by CommerceOne or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of CommerceOne or any committee thereof or to the knowledge of CommerceOne, to any director or officer of CommerceOne.

4.7          Broker’s Fees.  With the exception of the engagement of Performance Trust Capital Partners, LLC, neither CommerceOne nor any CommerceOne Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement.  CommerceOne has disclosed to Green Dot as of the date hereof the aggregate fees provided for in connection with the engagement by CommerceOne of Performance Trust Capital Partners, LLC related to the Mergers and the other transactions contemplated hereunder.

4.8          Absence of Certain Changes or Events.

(a)          Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.

(b)          Since December 31, 2024, CommerceOne and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9          Legal and Regulatory Proceedings.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, neither CommerceOne nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of CommerceOne, threatened in writing, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CommerceOne or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)          There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CommerceOne, any of its Subsidiaries or the assets of CommerceOne or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement and the Separation Agreement, would apply to CommerceOne or any of its Affiliates) that would reasonably be expected to be material to CommerceOne and its Affiliates, taken as a whole, after giving effect to the transactions contemplated by this Agreement and the Separation Agreement.

4.10        Taxes and Tax Returns.

(a)          Each of CommerceOne and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.

(b)          Neither CommerceOne nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).

(c)          All material Taxes of CommerceOne and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.

(d)          Each of CommerceOne and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.

(e)          Neither CommerceOne nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.

(f)          Neither CommerceOne nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no ongoing, threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of CommerceOne and its Subsidiaries or the assets of CommerceOne and its Subsidiaries that has not been accrued in the latest audited balance sheet included in the CommerceOne Financial Statements.

(g)          There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of CommerceOne or any of its Subsidiaries.

(h)          Neither CommerceOne nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among CommerceOne and its Subsidiaries or (ii) commercial agreements the principal purpose of which does not relate to Taxes).

(i)           Neither CommerceOne nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was CommerceOne) or (ii) has any liability for the Taxes of any person (other than CommerceOne or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j)           Neither CommerceOne nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(k)          Neither CommerceOne nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(l)           At no time during the past five (5) years has CommerceOne been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(m)         Neither CommerceOne nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (i) any change in accounting method made before the Closing under Section 481(c) of the Code (or any similar provision of state, local or foreign law), (ii) any agreement entered into with any Governmental Entity (including a “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign law)) prior to the Closing, (iii) any installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing, or (iv) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local law) existing on or prior to the Closing, in each case, as a result of any action or transaction occurring prior to the Closing.

4.11        Employees.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each CommerceOne Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  For purposes of this Agreement, the term “CommerceOne Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, equity-based, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, practices, arrangements or remuneration of any kind, whether or not funded and whether or not in writing, with respect to which CommerceOne or any Subsidiary or any trade or business of CommerceOne or any of its Subsidiaries, whether or not incorporated, all of which together with CommerceOne would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “CommerceOne ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by CommerceOne or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of CommerceOne or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan or any plan, program or arrangement sponsored by a Governmental Entity.

(b)          CommerceOne has made available to Green Dot true and complete copies of each material CommerceOne Benefit Plan and the following related documents, to the extent applicable:  (i) all summary plan descriptions, material amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter and (iv) the most recently prepared actuarial report.

(c)          Except as would not result in any material liability to CommerceOne and its Subsidaries, taken as a whole, each CommerceOne Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to CommerceOne’s knowledge, no event has occurred since December 31, 2022 that would adversely affect the qualification or tax exemption of any such CommerceOne Benefit Plan.

(d)          No CommerceOne Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code.  During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by CommerceOne or its Subsidiaries or any of their respective ERISA Affiliates, and, to CommerceOne’s knowledge, no condition exists that presents a risk to CommerceOne or its Subsidiaries or any of their respective ERISA Affiliates of incurring any such liability.

(e)          None of CommerceOne and its Subsidiaries nor any CommerceOne ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of CommerceOne and its Subsidiaries nor any CommerceOne ERISA Affiliate has incurred any liability that has not been satisfied in full to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)           Except as would not result in any material liability to CommerceOne or its Subsidiaries, taken as a whole, no CommerceOne Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980 of the Code.

(g)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, all contributions required to be made to any CommerceOne Benefit Plan by applicable law or by any plan document or other contractual undertaking, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CommerceOne.

(h)          There are no pending or, to CommerceOne’s knowledge, threatened claims (in each case other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to CommerceOne’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the CommerceOne Benefit Plans, any fiduciaries thereof with respect to their duties to the CommerceOne Benefit Plans or the assets of any of the trusts under any of the CommerceOne Benefit Plans that would reasonably be expected to result in any liability of CommerceOne or any of its Subsidiaries in an amount that, individually or in the aggregate, would be material to CommerceOne and its Subsidiaries, taken as a whole.

(i)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in (i) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or other service provider of CommerceOne or any of its Subsidiaries, (ii) result in any limitation on the right of CommerceOne or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CommerceOne Benefit Plan or related trust on or after the First Effective Time or (iii) otherwise give rise to any material liability under any CommerceOne Benefit Plan.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by CommerceOne or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j)           Neither CommerceOne nor any Subsidiary has any obligation to provide, and no CommerceOne Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law), or otherwise.

(k)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, there are no pending or, to CommerceOne’s knowledge, threatened labor grievances or unfair labor practice claims or charges against CommerceOne or any of its Subsidiaries, or any strikes or other labor disputes against CommerceOne or any of its Subsidiaries.  Neither CommerceOne nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CommerceOne or any of its Subsidiaries and, except as would not reasonably be expected to be material, either individually or in the aggregate, to CommerceOne and its subsidiaries, there are no pending or, to the knowledge of CommerceOne, threatened organizing efforts by any union or other group seeking to represent any employees of CommerceOne or any of its Subsidiaries.  Neither CommerceOne nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act and the regulations promulgated thereunder or any similar foreign, state or local Law that remains unsatisfied.

(l)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each CommerceOne Benefit Plan that is subject to the laws of a jurisdiction other than the United States (whether or not U.S. law also applies) or is otherwise maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. CommerceOne Benefit Plan”) (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special tax treatment, meets all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. CommerceOne Benefit Plan.

4.12        [RESERVED].

4.13        Compliance with Applicable Law.

(a)          CommerceOne and each of its Subsidiaries hold, and have at all times since December 31, 2022, held, all licenses, registrations, franchises, certificates, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne, and to the knowledge of CommerceOne, no suspension or cancellation of any such necessary license, registration, franchise, certificate, permit, charter or authorization is threatened.

(b)          Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne, CommerceOne and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity applicable to CommerceOne or any of its Subsidiaries, including all laws related to data protection or privacy (including Data Protection Laws), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, since December 31, 2022, there has been no action pending or, to the knowledge of CommerceOne, threatened against CommerceOne and its Subsidiaries by any Governmental Entity or other person alleging any violation of any Data Protection Laws.

(c)          CommerceOne Bank has a Community Reinvestment Act rating of “satisfactory” or better.  Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne: (A) CommerceOne has complied with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) CommerceOne and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of CommerceOne, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

(d)          CommerceOne maintains a written information privacy and security program that includes measures reasonably designed to protect the privacy, confidentiality and security of all Personal Data processed or otherwise handled by or on behalf of CommerceOne against any Security Breach.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries have taken commercially reasonable measures, consistent with general industry practices, designed to ensure the confidentiality, privacy and security of Personal Data processed or otherwise handled by or on behalf of CommerceOne.  To the knowledge of CommerceOne, CommerceOne has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne.  To the knowledge of CommerceOne, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CommerceOne.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries are in compliance with all of its and their privacy policies relating to Personal Data.

(e)          Without limitation, none of CommerceOne or any of its Subsidiaries or to the knowledge of CommerceOne, any director, officer, employee, agent or other person acting on behalf of CommerceOne or any of its Subsidiaries has, directly or indirectly, (i) used any funds of CommerceOne or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CommerceOne or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of CommerceOne or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of CommerceOne or any of its Subsidiaries, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for CommerceOne or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CommerceOne or any of its Subsidiaries or (vii) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne.

(f)           As of the date hereof, CommerceOne and CommerceOne Bank each meet the applicable published criteria to be “well-capitalized” (as such term is defined in the relevant regulation of the applicable institution’s primary federal banking regulator).

(g)          Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne, (i) CommerceOne and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of CommerceOne, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.

4.14        Certain Contracts.

(a)          Except as set forth in Section 4.14(a) of the CommerceOne Disclosure Schedule, as of the date hereof, neither CommerceOne nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any CommerceOne Benefit Plan and any contract, arrangement, commitment or understanding solely among CommerceOne and any wholly owned Subsidiaries of CommerceOne or solely among wholly owned Subsidiaries of CommerceOne:

(i)           for the purchase of materials, supplies, goods, services, equipment or other tangible assets (other than those specified elsewhere in this definition) that provides for annual payments of more than $100,000 (other than any such contracts which are terminable by CommerceOne or any of its Subsidiaries on sixty (60) days’ or less notice without any required payment or other conditions, other than the condition of notice);

(ii)          which contains a provision that materially restricts the conduct of any line of business by CommerceOne or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of CommerceOne or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect);

(iii)         with or to a labor union or guild with respect to any employees of CommerceOne or any its Subsidiaries (including any collective bargaining agreement);

(iv)         any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite CommerceOne Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne;

(v)          (A) that relates to the incurrence of indebtedness by CommerceOne or any of its Subsidiaries, including any sale and leaseback transactions, securitizations, off-balance sheet financing arrangements, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by CommerceOne or any of its Subsidiaries of, or any similar commitment by CommerceOne or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more;

(vi)         that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CommerceOne or its Subsidiaries;

(vii)        that is a settlement, consent or similar agreement and contains any material continuing obligations of CommerceOne or any of its Subsidiaries; or

(viii)       that relates to the acquisition or disposition of any person, business or asset and under which CommerceOne or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the CommerceOne Disclosure Schedule, is referred to herein as a “CommerceOne Contract.”  CommerceOne has made available to Green Dot true, correct and complete copies of each CommerceOne Contract in effect as of the date hereof.

(b)          (i)  Each CommerceOne Contract is valid and binding on CommerceOne or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne, (ii) CommerceOne and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each CommerceOne Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne, (iii) to the knowledge of CommerceOne, each third-party counterparty to each CommerceOne Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such CommerceOne Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne, (iv) neither CommerceOne nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any CommerceOne Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CommerceOne or any of its Subsidiaries or, to the knowledge of CommerceOne, any other party thereto, of or under any such CommerceOne Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne.

4.15        Agreements with Regulatory Agencies.  Subject to Section 9.15, neither CommerceOne nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2022, a recipient of any supervisory letter from, or since December 31, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CommerceOne Disclosure Schedule, a “CommerceOne Regulatory Agreement”), nor has CommerceOne or any of its Subsidiaries been advised in writing since December 31, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such CommerceOne Regulatory Agreement.

4.16        Risk Management Instruments.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of CommerceOne or any of its Subsidiaries or for the account of a customer of CommerceOne or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of CommerceOne or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions).  CommerceOne and each of its Subsidiaries have duly performed in all material respects all of their respective material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of CommerceOne, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17        Environmental Matters.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries are in compliance, and since December 31, 2022 have complied, with all Environmental Laws.  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of CommerceOne, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CommerceOne or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against CommerceOne, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.  To the knowledge of CommerceOne, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.  CommerceOne is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.

4.18        Investment Securities and Commodities.  Each of CommerceOne and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to CommerceOne’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CommerceOne or its Subsidiaries.  Such securities and commodities are valued on the books of CommerceOne in accordance with GAAP in all material respects.

4.19        Real Property.  CommerceOne or a CommerceOne Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CommerceOne Financial Statements as being owned by CommerceOne or a CommerceOne Subsidiary or acquired after the date thereof which are material to CommerceOne’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “CommerceOne Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CommerceOne Financial Statements or acquired after the date thereof which are material to CommerceOne’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the CommerceOne Owned Properties, the “CommerceOne Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and to the knowledge of CommerceOne, each such lease is valid without material default thereunder by the lessee or, to the knowledge of CommerceOne, the lessor.  There are no pending or, to the knowledge of CommerceOne, threatened condemnation proceedings against the CommerceOne Real Property.

4.20        Intellectual Property.  CommerceOne and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne:  (a) (i) to the knowledge of CommerceOne, the conduct by CommerceOne and its Subsidiaries of their respective businesses does not infringe, misappropriate or otherwise violate, and, since December 1, 2022, has not infringed, misappropriated or otherwise violated, the rights of any person and (ii) no person has asserted in writing to CommerceOne that CommerceOne or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of CommerceOne, no person is challenging, infringing on, misappropriating or otherwise violating any right of CommerceOne or any of its Subsidiaries with respect to any Intellectual Property owned by CommerceOne or its Subsidiaries, and (c) neither CommerceOne nor any CommerceOne Subsidiary has received any written notice of any pending claim challenging the ownership, validity or enforceability of any Intellectual Property owned by CommerceOne or any CommerceOne Subsidiary, and CommerceOne and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by CommerceOne and its Subsidiaries.

4.21        Related Party Transactions.  As of the date hereof, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CommerceOne or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CommerceOne or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding CommerceOne Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of CommerceOne), on the other hand, of the type required to be reported pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.22        State Takeover Laws.  The Board of Directors of each of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.

4.23        Opinion.  Prior to the execution of this Agreement, CommerceOne has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Performance Trust Capital Partners, LLC, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to CommerceOne.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24        CommerceOne Information.  The information relating to CommerceOne and its Subsidiaries or that is provided by CommerceOne or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Proxy Statement (to the extent that portions thereof relate only to CommerceOne or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The S-4 (to the extent that portions thereof relate only to CommerceOne or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25        Loan Portfolio.

(a)          As of the date hereof, except as set forth in Section 4.25(a) of the CommerceOne Disclosure Schedule, neither CommerceOne nor any of its Subsidiaries is a party to any written or oral Loan in which CommerceOne or any Subsidiary of CommerceOne is a creditor that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of November 21, 2025, over ninety (90) days or more delinquent in payment of principal or interest.  Set forth in Section 4.25(a) of the CommerceOne Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of CommerceOne and its Subsidiaries that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and were classified by CommerceOne as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of CommerceOne or any of its Subsidiaries that, as of November 21, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each Loan of CommerceOne or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of CommerceOne and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each outstanding Loan of CommerceOne or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CommerceOne and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.26        Insurance.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, (a) CommerceOne and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CommerceOne reasonably has determined to be prudent and consistent with industry practice, and CommerceOne and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CommerceOne and its Subsidiaries, CommerceOne or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by CommerceOne or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither CommerceOne nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.27        IT Systems.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, to the knowledge of CommerceOne, no third party has gained unauthorized access to or misused any Personal Data or any IT Systems used in the operation of their respective businesses (collectively, “CommerceOne Software and IT Systems”), in each case in a manner that has resulted or is reasonably likely to result in a duty to notify any person.  The CommerceOne Software and IT Systems are sufficient for the current needs of the business of CommerceOne and its Subsidiaries and operate and perform in all material respects as required by CommerceOne and its Subsidiaries in connection with their respective businesses.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, Data Protection Laws and all contracts to the extent such contracts relate to the processing of Personal Data, that are designed to protect their products and services and the CommerceOne Software and IT Systems from unauthorized access and free from any Malicious Code.  Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, the CommerceOne Software and IT Systems are (i) free from Malicious Code and (ii) have not, since December 31, 2022, experienced any failure or malfunction.

(b)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, the CommerceOne Software and IT Systems have not, since December 31, 2022, suffered an unscheduled outage or other failure.

4.28        No Other Representations or Warranties.

(a)          Except for the representations and warranties made by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two in this Article IV, neither CommerceOne nor New CommerceOne, Merger Sub One, Merger Sub Two or any other person makes any express or implied representation or warranty with respect to CommerceOne, its Subsidiaries, New CommerceOne, Merger Sub One or Merger Sub Two or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two hereby disclaim any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither CommerceOne nor New CommerceOne, Merger Sub One, Merger Sub Two or any other person makes or has made any representation or warranty to Green Dot or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, or any of their respective Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two in this Article IV, any oral or written information presented to Green Dot or any of its Affiliates or representatives in the course of their due diligence investigation of CommerceOne, the negotiation of this Agreement or in the course of the transactions contemplated hereby.  The foregoing shall not limit any of the representations or warranties contained in Article V of the Separation Agreement.

(b)          CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two acknowledge and agree that neither Green Dot nor any other person has made or is making any express or implied representation or warranty with respect to Green Dot, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects other than those contained in Article III and in Article III of the Separation Agreement.

4.29        Reorganization. CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two have not taken any action and are not aware of any fact or circumstance that could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1          Conduct of Businesses Prior to the First Effective Time.  During the period from the date of this Agreement to the First Effective Time or earlier termination of this Agreement, except as set forth in the CommerceOne Disclosure Schedule or the Green Dot Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Separation Agreement, required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of CommerceOne and Green Dot shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either CommerceOne or Green Dot to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2          Forbearances.  During the period from the date of this Agreement to the First Effective Time or earlier termination of this Agreement, except as set forth in the CommerceOne Disclosure Schedule or the Green Dot Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Separation Agreement or as required by law, neither CommerceOne nor Green Dot shall, and neither CommerceOne nor Green Dot shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) entry into repurchase agreements, (iii) deposits, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) issuances of letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Green Dot or any of its wholly-owned Subsidiaries to Green Dot or any of its wholly-owned Subsidiaries, on the one hand, or of CommerceOne or any of its wholly-owned Subsidiaries to CommerceOne or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)          (i)           adjust, split, combine or reclassify any capital stock;

(ii)          make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne, except, in each case, (A) dividends paid by any of the Subsidiaries of each of CommerceOne and Green Dot to CommerceOne or Green Dot or any of their wholly-owned Subsidiaries, respectively, or (B) the acceptance of shares of Green Dot Common Stock or CommerceOne Common Stock, as the case may be, for withholding Taxes incurred in connection with the vesting or settlement of Green Dot RSU Awards or CommerceOne Equity Awards, in each case, in accordance with past practice and the terms of the applicable Stock Plan and award agreements, in each case as in effect as of the date hereof, or the purchase of shares of Green Dot Common Stock pursuant to the Green Dot ESPP;

(iii)         grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne; or

(iv)         issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne, except pursuant to the settlement of Green Dot RSU Awards or CommerceOne Equity Awards in accordance with their terms or the purchase of shares of Green Dot Common Stock in accordance with the terms of the Green Dot ESPP;

(c)          sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d)          except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Green Dot or CommerceOne, as applicable;

(e)          in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Green Dot Contract or CommerceOne Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Green Dot or CommerceOne, as the case may be, or enter into any contract that would constitute a Green Dot Contract or CommerceOne Contract, as the case may be, if it were in effect on the date of this Agreement;

(f)           except as required under applicable law or the terms of any Green Dot Benefit Plan or CommerceOne Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, materially amend or terminate any Green Dot Benefit Plan or CommerceOne Benefit Plan, or any arrangement that would be a Green Dot Benefit Plan or a CommerceOne Benefit Plan if in effect on the date hereof, other than with respect to arrangements that are broad-based health or welfare plans (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any Green Dot Benefit Plan, or CommerceOne Benefit Plan, Green Dot Contract or CommerceOne Contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers the payment of cash incentive compensation for completed performance periods based upon actual corporate performance, the actual performance of such employee and, if applicable, such employee’s business, in the ordinary course of business consistent with past practice, (iii) grant any new equity or equity-based awards or accelerate the vesting of any equity or equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, other than entry into standard offer letters or employment agreements with new hires that are permitted to be hired pursuant to item (vii) hereto in the ordinary course of business consistent with past practice, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Green Dot Benefit Plan, CommerceOne Benefit Plan, Green Dot Contract or CommerceOne Contract, as the case may be, (vi) terminate the employment or services of any employee at the level of vice president or above, other than for cause, (vii) hire or promote any employee at or to the level of vice president or above (other than, subject to prior consultation with the other party, as a replacement hire or promotion for a departure occurring in the ordinary course of business receiving substantially similar terms of employment and levels of compensation), or (viii) become a party to, establish, adopt, amend, commence participation in, terminate or enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(g)          settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to Green Dot or CommerceOne, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries;

(h)          amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(i)           other than in prior consultation with CommerceOne (in the case of Green Dot) or Green Dot (in the case of CommerceOne), materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j)           implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;

(k)          enter into any new material line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(l)           make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(m)         take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(n)          agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1          Regulatory Matters.

(a)          Promptly after the date of this Agreement, New CommerceOne, CommerceOne and Green Dot shall prepare and Green Dot shall file with the SEC the Proxy Statement, and New CommerceOne shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus.  New CommerceOne, CommerceOne and Green Dot, as applicable, shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement; provided that the definitive Proxy Statement shall not be filed until the S-4 has become effective under the Securities Act.  Each of New CommerceOne, CommerceOne and Green Dot shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and CommerceOne and Green Dot shall thereafter mail or deliver the Proxy Statement to their respective stockholders.  New CommerceOne shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Green Dot shall furnish all information concerning Green Dot and the holders of Green Dot Common Stock as may be reasonably requested in connection with any such action and CommerceOne shall furnish all information concerning CommerceOne and the holders of CommerceOne Common Stock as may be reasonably requested in connection with any such action.

(b)          The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement), (ii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), and comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities and (iii) contest, defend and appeal any action or proceeding by a Governmental Entity (other than a bank regulatory agency), whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the transactions contemplated hereby.  CommerceOne, New CommerceOne and Green Dot shall have the right to review in advance, and, unless not practicable, each will consult the other on, and give reasonable time to comment on, in each case subject to applicable laws relating to the exchange of information, any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.  The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.  Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law.  As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) as set forth in Section 3.4 and Section 4.4 that are necessary to consummate the Mergers or the Sale Transactions or those the failure of which to be obtained would, following the Closing, reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on New CommerceOne, and (ii) as set forth in Section 6.1(b) of the Green Dot Disclosure Schedule and Section 6.1(b) of the CommerceOne Disclosure Schedule.

(c)          Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby.  Notwithstanding the foregoing, nothing contained herein shall be deemed to require CommerceOne, New CommerceOne or Green Dot or any of their respective Subsidiaries, and neither CommerceOne nor New CommerceOne, on the one hand, nor Green Dot, on the other hand, nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on New CommerceOne and its Subsidiaries, taken as a whole, after giving effect to the Mergers, the Sale Transactions and other transactions contemplated by this Agreement and the Separation Agreement (a “Materially Burdensome Regulatory Condition”), nor shall CommerceOne propose, negotiate, offer to commit and effect to take any action or agree to any condition or restriction with respect to the Business (as defined in the Separation Agreement) without the prior written consent of Green Dot, which consent shall not be unreasonably withheld or delayed.

(d)          CommerceOne, New CommerceOne and Green Dot shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of CommerceOne, New CommerceOne, Green Dot or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.

(e)          CommerceOne, New CommerceOne and Green Dot shall promptly advise each other upon receiving any material or substantive communication from any Governmental Entity relating to any Requisite Regulatory Approval or other approval or clearance of any Governmental Entity being sought in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Section 9.15 shall not preclude either party from fulfilling its obligation under this Section 6.1(e) to the extent permissible under applicable law.

6.2          Access to Information; Confidentiality.

(a)          Upon reasonable notice and subject to applicable laws, each of CommerceOne and Green Dot, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the First Effective Time, to such properties, books, contracts, personnel and records as reasonably requested by the other party, and each shall cooperate with the other party in preparing to execute after the Second Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of CommerceOne and Green Dot shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that CommerceOne or Green Dot, as the case may be, is not permitted to disclose under applicable law) and (ii) such other information concerning its business, properties and personnel as such party may reasonably request (other than reports or documents that CommerceOne or Green Dot, as the case may be, is not permitted to disclose under applicable law).  Neither CommerceOne nor Green Dot nor any of their respective Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of CommerceOne’s or Green Dot’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)          Each of CommerceOne and Green Dot shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 19, 2025 between CommerceOne Bank and Green Dot (the “Confidentiality Agreement”).

(c)          No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.  Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the First Effective Time.  Prior to the First Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3          Stockholders’ Approvals.  Each of CommerceOne and Green Dot shall call a meeting of its stockholders (the “CommerceOne Meeting” and the “Green Dot Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Green Dot Vote and the Requisite CommerceOne Vote required in connection with this Agreement and the Mergers and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Green Dot and CommerceOne shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date.  Each of CommerceOne and Green Dot and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of CommerceOne and Green Dot, as applicable, the Requisite CommerceOne Vote and the Requisite Green Dot Vote, as applicable, including by communicating to the respective stockholders of CommerceOne and Green Dot its respective recommendation (and including such recommendation in the Proxy Statement) that, in the case of CommerceOne, the stockholders of CommerceOne approve the CommerceOne Merger and transactions contemplated hereby (the “CommerceOne Board Recommendation”), and in the case of Green Dot, the stockholders of Green Dot adopt this Agreement and the transactions contemplated by the Separation Agreement (the “Green Dot Board Recommendation”).  Each of CommerceOne and Green Dot and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, (ii) fail to make the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in each case within ten (10) business days (or such fewer number of days as remains prior to the CommerceOne Meeting or the Green Dot Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”).  However, subject to Section 8.1 and Section 8.2, if the Board of Directors of CommerceOne or Green Dot, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the CommerceOne Board Recommendation or the Green Dot Board Recommendation, as applicable, such Board of Directors may, in the case of CommerceOne, prior to the receipt of the Requisite CommerceOne Vote, and in the case of Green Dot, prior to the receipt of the Requisite Green Dot Vote, effect a Recommendation Change; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the CommerceOne Board Recommendation or Green Dot Board Recommendation, as the case may be.  Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3.  CommerceOne or Green Dot shall adjourn or postpone the CommerceOne Meeting or the Green Dot Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of CommerceOne Common Stock or Green Dot Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Green Dot or CommerceOne, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Green Dot Vote or the Requisite CommerceOne Vote. Each of Green Dot and CommerceOne shall only be required to adjourn or postpone the Green Dot Meeting and CommerceOne Meeting, as applicable, pursuant to the foregoing sentence on one occasion.  Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Green Dot Meeting and CommerceOne Meeting shall be convened and this Agreement and the Mergers shall be submitted to the stockholders of Green Dot at the Green Dot Meeting and to the stockholders of CommerceOne at the CommerceOne Meeting, for the purpose of voting on the approval of this Agreement and the Mergers and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Green Dot and CommerceOne of such obligation.  As used in this Agreement, “Acquisition Proposal” shall mean, with respect to CommerceOne or Green Dot, as applicable, other than the transactions contemplated by this Agreement and the Separation Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

6.4          Legal Conditions to Merger.  Subject in all respects to Section 6.1 of this Agreement, each of CommerceOne and Green Dot shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Green Dot or CommerceOne or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement.

6.5          Stock Exchange Listing.  CommerceOne and New CommerceOne shall cause the shares of New CommerceOne Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Effective Time.

6.6          Employee Matters.

(a)          New CommerceOne shall, and shall cause each of its Subsidiaries to, for the one-year period following the Second Effective Time, maintain for each employee of Green Dot and any of its Subsidiaries as of the First Effective Time (after, for the avoidance of doubt, giving effect to the Payments Business Sale) who remains so employed immediately following the First Effective Time (the “Continuing Employees”), for so long as they are employed by New CommerceOne or its Affiliates following the First Effective Time (i) base salary or wages (as applicable) that is no less favorable than that provided to the Continuing Employee as of immediately prior to the First Effective Time, (ii) target annual cash incentive compensation opportunities that are no less favorable than the target annual cash incentive compensation opportunities provided to the Continuing Employee as of immediately prior to the First Effective Time, (iii) target long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of CommerceOne, which shall in all events include a long-term incentive compensation grant to the Continuing Employee in respect of the 2026 fiscal year, (iv) other employee benefits (other than equity, equity-based and long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree welfare plan benefits and any retention, transaction or change in control bonuses) that are substantially comparable in the aggregate to the other employee benefits (other than equity, equity-based and long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree welfare plan benefits and any retention, transaction or change in control bonuses) provided by Green Dot to the Continuing Employees as of immediately prior to the First Effective Time, and (v) severance benefits no less favorable than the severance benefits provided to the Continuing Employees under the plans listed in Section 6.6(a) of the Green Dot Disclosure Schedule.

(b)          New CommerceOne, Green Dot and CommerceOne agree that the consummation of the Mergers shall constitute a “change in control,” “change of control,” “corporate transaction” or term of similar import under each applicable Green Dot Benefit Plan.

(c)          With respect to any CommerceOne Benefit Plans in which any Continuing Employees become eligible to participate on or after the First Effective Time (after, for the avoidance of doubt, giving effect to the Payments Business Sale), CommerceOne and New CommerceOne shall, and shall cause each of its Subsidiaries to:  (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any such CommerceOne Benefit Plans that provide health care benefits, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Green Dot Benefit Plan, (ii) use commercially reasonable efforts toprovide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the First Effective Time under a CommerceOne Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous Green Dot Benefit Plan prior to the First Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any such CommerceOne Benefit Plan, and (iii) recognize all service of such employees with Green Dot and its Subsidiaries for purposes of eligibility to participate, vesting and levels of benefits in any such CommerceOne Benefit Plan to the same extent that such service was taken into account under the analogous Green Dot Benefit Plan prior to the First Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in a duplication of benefits for the same period of service, (B) for purposes of any pension plan or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(d)          CommerceOne, New CommerceOne and Green Dot shall take all actions as may be required, including amendments to the Green Dot 401(k) Plan and/or the CommerceOne 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the CommerceOne 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.

(e)          Nothing in this Agreement shall confer upon any employee, officer, director or consultant of CommerceOne, New CommerceOne or Green Dot or any of their Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any of their Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause.  Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Green Dot Benefit Plan, CommerceOne Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any of their Subsidiaries or Affiliates to amend, modify or terminate any Green Dot Benefit Plan, CommerceOne Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the First Effective Time.  Without limiting the generality of Section 9.11, nothing in this Section 6.6, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Surviving Company, Green Dot, New CommerceOne, CommerceOne or any of their Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7          Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Second Effective Time, New CommerceOne and Green Dot Bank shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by Green Dot pursuant to the Green Dot Charter, the Green Dot Bylaws, the governing or organizational documents of any Subsidiary of Green Dot and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the Green Dot Disclosure Schedule, each present and former director, officer or employee of Green Dot and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Green Dot Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Second Effective Time, arising out of or pertaining to the fact that such person is or was a director, officer or employee of Green Dot or any of its Subsidiaries and pertaining to matters or facts existing or occurring at or prior to the Second Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Green Dot Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Green Dot Indemnified Party is not entitled to indemnification.

(b)          Green Dot shall obtain at or prior to the First Effective Time a six (6)-year “tail” policy under Green Dot’s existing directors’ and officers’ insurance policy providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Green Dot and any of its Subsidiaries arising from facts or events which occurred at or before the First Effective Time; provided, however, that Green Dot shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Green Dot for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Green Dot shall cause to be maintained policies of insurance which, in Green Dot’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.

(c)          The provisions of this Section 6.7 shall survive the Second Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Green Dot Indemnified Party and his or her heirs and representatives, each of whom shall be express third-party beneficiaries of this Section 6.7.  If New CommerceOne or Green Dot Bank or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, New CommerceOne or Green Dot Bank will cause proper provision to be made so that the successors and assigns of New CommerceOne or Green Dot Bank will expressly assume the obligations set forth in this Section 6.7.  The obligations of New CommerceOne or Green Dot Bank or any of their successors under this Section 6.7 shall not be terminated or modified after the First Effective Time in a manner so as to adversely affect any Green Dot Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Green Dot Indemnified Party or affected person.

6.8          Additional Agreements.  In case at any time after the Second Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of New CommerceOne, on the one hand, and a Subsidiary of Green Dot, on the other hand) or to vest New CommerceOne with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by CommerceOne.

6.9          Advice of Changes.  CommerceOne and Green Dot shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its (or in the case of CommerceOne, its, New CommerceOne’s, Merger Sub One’s, Merger Sub Two’s) representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10        Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement.  Green Dot shall give CommerceOne the opportunity to participate (at CommerceOne’s expense) in the defense or settlement of any such litigation.  Green Dot shall give CommerceOne the right to review and comment on all filings or responses to be made by Green Dot in connection with any such litigation, and will in good faith take such comments into account.  Green Dot shall not agree to settle any such litigation without CommerceOne’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that CommerceOne shall not be obligated to consent to any settlement which does not include a full release of CommerceOne and its Affiliates or which imposes an injunction or other equitable relief after the Second Effective Time upon CommerceOne or any of its Affiliates.

6.11        Acquisition Proposals.

(a)          Each party agrees that it will not, will cause each of its Subsidiaries not to and will cause its and their respective officers, directors and employees not to, and will use its reasonable best efforts to cause its agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) in connection with or relating to any Acquisition Proposal.  Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite CommerceOne Vote, in the case or CommerceOne, or the Requisite Green Dot Vote, in the case of Green Dot, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that (a) prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party and (b) such party shall make available to the other party any material nonpublic information concerning such party or its Subsidiaries that is provided to the person making such Acquisition Proposal which was not previously made available to the other party.  Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Green Dot or CommerceOne, as applicable, with respect to any Acquisition Proposal.  Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal.  Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(b)          Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.12        Public Announcements.  Green Dot and CommerceOne agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties.  Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.12.

6.13        Change of Method.  Green Dot and CommerceOne shall be empowered, upon their mutual agreement, at any time prior to the First Effective Time, to change the method or structure of effecting the transactions contemplated by this Agreement (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the per share Green Dot Merger Consideration, the Exchange Ratio or the number of shares of New CommerceOne Common Stock received by holders of Green Dot Common Stock in exchange for each share of Green Dot Common Stock, (ii) adversely affect the Tax treatment of Green Dot’s stockholders or CommerceOne’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Green Dot or CommerceOne pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner.  The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.14        Takeover Statutes.  None of Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect.  If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15        Exemption from Liability Under Section 16(b).  Green Dot and CommerceOne agree that, in order to most effectively compensate and retain Green Dot Insiders, both prior to and after the Second Effective Time, it is desirable that Green Dot Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Green Dot Common Stock into shares of New CommerceOne Common Stock in the Mergers and the conversion of Green Dot RSU Awards into corresponding New CommerceOne RSU Awards in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 6.15.  Green Dot shall deliver to CommerceOne in a reasonably timely fashion prior to the First Effective Time accurate information regarding those officers and directors of Green Dot subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Green Dot Insiders”), and the Board of Directors of CommerceOne and of Green Dot, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the First Effective Time, take all such steps as may be required to cause (in the case of Green Dot) any dispositions of Green Dot Common Stock or Green Dot RSU Awards by the Green Dot Insiders, and (in the case of CommerceOne) any acquisitions of New CommerceOne Common Stock or CommerceOne Equity Awards by any Green Dot Insiders who, immediately following the Mergers, will be officers or directors of CommerceOne subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.16        Conduct of Merger Subs.  Prior to the First Effective Time, CommerceOne shall take all actions necessary to cause New CommerceOne, Merger Sub One and Merger Sub Two to perform its obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1          Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the First Effective Time of the following conditions:

(a)          Stockholder Approvals.  (i) The Merger Agreement and the transactions contemplated hereby shall have been approved by the stockholders of CommerceOne by the Requisite CommerceOne Vote and (ii) this Agreement and the transactions contemplated by the Separation Agreement shall have been adopted by the stockholders of Green Dot by the Requisite Green Dot Vote.

(b)          NYSE Listing.  The shares of New CommerceOne Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c)          Regulatory Approvals.  (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)          S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)          No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect.  No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(f)           Separation Agreement.  Each of the conditions set forth in Article IX of the Separation Agreement shall have been satisfied or waived, other than the condition in Section 9.1(c) thereof (and other than those conditions under the Separation Agreement that by their nature are to be satisfied at the Closing (as defined in the Separation Agreement), provided that such conditions would be satisfied if the Closing (as defined in the Separation Agreement) were then to occur, and those conditions that have been waived in accordance with Article IX of the Separation Agreement).

7.2          Conditions to Obligations of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two.  The obligation of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two to effect the Mergers is also subject to the satisfaction, or waiver by CommerceOne, at or prior to the First Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Green Dot set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Green Dot set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Green Dot Bank), Section 3.2(b) (but only with respect to Green Dot Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date).  All other representations and warranties of Green Dot set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Green Dot.  CommerceOne shall have received a certificate dated as of the Closing Date and signed on behalf of Green Dot by the Chief Executive Officer or the Chief Financial Officer of Green Dot to the foregoing effect.

(b)          Performance of Obligations of Green Dot.  Green Dot shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and CommerceOne shall have received a certificate dated as of the Closing Date and signed on behalf of Green Dot by the Chief Executive Officer or the Chief Financial Officer of Green Dot to such effect.

(c)          Payments Buyer Funding.  Payments Buyer shall have funded the Purchase Price (as defined in the Separation Agreement) immediately prior to the Closing in accordance with Section 6.20 of the Separation Agreement.

7.3          Conditions to Obligations of Green Dot.  The obligation of Green Dot to effect the Mergers is also subject to the satisfaction, or waiver by Green Dot, at or prior to the First Effective Time of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two set forth in Section 4.1(a), Section 4.1(b) (but only with respect to CommerceOne Bank), Section 4.2(b) (but only with respect to CommerceOne Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date).  All other representations and warranties of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CommerceOne.  Green Dot shall have received a certificate dated as of the Closing Date and signed on behalf of CommerceOne by the Chief Executive Officer or the Chief Financial Officer of CommerceOne to the foregoing effect.

(b)          Performance of Obligations of CommerceOne and Merger Sub.  CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Green Dot shall have received a certificate dated as of the Closing Date and signed on behalf of CommerceOne by the Chief Executive Officer or the Chief Financial Officer of CommerceOne to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1          Termination.  Notwithstanding anything to the contrary in this Agreement, this Agreement will be automatically terminated and the transaction contemplated by this Agreement abandoned if the Separation Agreement is terminated prior to the First Effective Time.  In addition, this Agreement may be terminated at any time prior to the First Effective Time, whether before or after receipt of the Requisite Green Dot Vote or the Requisite CommerceOne Vote:

(a)          by mutual written consent of CommerceOne and Green Dot;

(b)          by either CommerceOne or Green Dot if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)          by either CommerceOne or Green Dot if the Mergers shall not have been consummated on or before November 23, 2026 (the “Termination Date”); provided, that (i) if on such date, any of the conditions to the Closing set forth in (A) Section 7.1(c), (B) Section 7.1(e) (to the extent related to a matter set forth in Section 7.1(c)), (C) Section 7.1(d) or Sections 7.1(a) or 7.1(b) (in the case of Sections 7.1(a) or 7.1(b), to the extent related to a failure of Section 7.1(d) to have been satisfied), or (D) Section 7.1(f) (to the extent related to a matter set forth in Section 9.1(a) or 9.1(d) of the Separation Agreement), shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date shall be automatically extended to February 23, 2027, and such date shall become the Termination Date for purposes of this Agreement; (ii) if all the conditions set forth in Article VII are satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 1.2 on a date (the “Specified Date”) after the Termination Date, then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for all purposes of this Agreement; and (iii) the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a party if the failure of the Mergers to have been consummated on or before the Termination Date was caused by the failure of such party to perform any of its obligations under this Agreement;

(d)          by either CommerceOne or Green Dot (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Green Dot, in the case of a termination by CommerceOne, or CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of a termination by Green Dot, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by CommerceOne, or Section 7.3, in the case of a termination by Green Dot, and which is not cured within forty-five (45) days following written notice to Green Dot, in the case of a termination by CommerceOne, or CommerceOne, in the case of a termination by Green Dot, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)          by Green Dot, prior to the time the Requisite CommerceOne Vote is obtained, if (i) CommerceOne or the Board of Directors of CommerceOne shall have made a Recommendation Change or (ii) CommerceOne or the Board of Directors of CommerceOne shall have breached its obligations under Section 6.3 or 6.11 in any material respect;

(f)           by CommerceOne, prior to the time the Requisite Green Dot Vote is obtained, if (i) Green Dot or the Board of Directors of Green Dot shall have made a Recommendation Change or (ii) Green Dot or the Board of Directors of Green Dot shall have breached its obligations under Section 6.3 or 6.11 in any material respect; or

(g)          by either CommerceOne or Green Dot, if the Requisite Green Dot Vote shall not have been obtained upon a vote taken thereon at the Green Dot Meeting duly convened therefor or at any adjournment or postponement thereof.

8.2          Effect of Termination.

(a)          In the event of termination of this Agreement by either CommerceOne or Green Dot as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of CommerceOne, Green Dot, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.12, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)          (i)           In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Green Dot or shall have been made directly to the stockholders of Green Dot or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Green Dot Meeting) an Acquisition Proposal, in each case with respect to Green Dot and (A) (x) thereafter this Agreement is terminated by either CommerceOne or Green Dot pursuant to Section 8.1(c) without the Requisite Green Dot Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated (1) by CommerceOne pursuant to Section 8.1(d) as a result of a willful breach or (2) by CommerceOne or Green Dot pursuant to Section 8.1(g), and (B) prior to the date that is twelve (12) months after the date of such termination, Green Dot enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Green Dot shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CommerceOne, by wire transfer of same-day funds, a fee equal to $27 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)          In the event that this Agreement is terminated by CommerceOne pursuant to Section 8.1(f), then Green Dot shall pay CommerceOne, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c)          (i)           In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CommerceOne or shall have been made directly to the stockholders of CommerceOne or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CommerceOne Meeting) an Acquisition Proposal, in each case with respect to CommerceOne and (A) (x) thereafter this Agreement is terminated by either CommerceOne or Green Dot pursuant to Section 8.1(c) without the Requisite CommerceOne Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Green Dot pursuant to Section 8.1(d) as a result of a willful breach, and (B) prior to the date that is twelve (12) months after the date of such termination, CommerceOne enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CommerceOne shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Green Dot an amount equal to $3.5 million (the “Reverse Termination Fee”) by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)          In the event that this Agreement is terminated by Green Dot pursuant to Section 8.1(e), then CommerceOne shall pay Green Dot, by wire transfer of same-day funds, the Reverse Termination Fee within two (2) business days of the date of termination.

(d)          Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee or the Reverse Terminatin Fee, as applicable, more than once.

(e)          Each of CommerceOne and Green Dot acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if CommerceOne or Green Dot, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or the Reverse Terminatin Fee, as applicable, or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit.  In addition, if CommerceOne or Green Dot, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1          Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite CommerceOne Vote or the Requisite Green Dot Vote; provided, however, that after the receipt of the Requisite CommerceOne Vote or the Requisite Green Dot Vote, there may not be, without further approval of the stockholders of CommerceOne or Green Dot, as applicable, any amendment of this Agreement that requires such further approval under applicable law.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2          Extension; Waiver.  At any time prior to the First Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two, in the case of Green Dot, or Green Dot, in the case of CommerceOne, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of Green Dot, or Green Dot, in the case of CommerceOne, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite CommerceOne Vote or the Requisite Green Dot Vote, there may not be, without further approval of the stockholders of CommerceOne or Green Dot, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9.3          Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Second Effective Time, except for those set forth in Section 6.6 and Section 6.7 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Second Effective Time.

9.4          Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Mergers and the other transactions contemplated hereby shall be borne equally by CommerceOne and Green Dot.

9.5          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by e-mail transmission (with confirmation of receipt requested), (b) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if mailed by registered or certified mail (return receipt requested) or (c) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          if to Green Dot, to:

Green Dot Corporation
1675 N. Freedom Blvd (200 Green Dot) Building 1
Provo,  Utah  84604
Attention:	Amy Pugh
Email:	[***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:	Edward D. Herlihy
Matthew M. Guest
Matthew T. Carpenter
E-mail:	[***]
[***]
[***]

and

(b)          if to CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, to:

CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
Attention:	Kenneth Till
Alan Deer
Email:	[***]
[***]

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	H. Rodgin Cohen
Stephen M. Salley
Email:	[***]
[***]

9.6          Interpretation.  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The word “or” shall not be exclusive.  References to “the date hereof” shall mean the date of this Agreement.  As used in this Agreement, the “knowledge” of Green Dot means the actual knowledge of any of the representatives of Green Dot listed on Section 9.6 of the Green Dot Disclosure Schedule, and the “knowledge” of CommerceOne means the actual knowledge of any of the representatives of CommerceOne listed on Section 9.6 of the CommerceOne Disclosure Schedule.  As used herein, (a) the term “person” means any individual, corporation (including not‑for‑profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “Affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, and (c) the term “made available” means any document or other information that was (i) in the case of Green Dot, provided by CommerceOne or its representatives to Green Dot and its representatives, or in the case of CommerceOne, by Green Dot or its representatives to CommerceOne and its representatives, in each case at least one (1) day prior to the date hereof, (ii) included in the virtual data room of a CommerceOne or Green Dot at least one (1) day prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (d) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers.  The Green Dot Disclosure Schedule and the CommerceOne Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.  Nothing contained herein shall require any party or person to take any action in violation of applicable law.

9.7          Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8          Entire Agreement.  This Agreement and the Separation Agreement (including the documents and instruments referred to herein and therein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9          Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of CommerceOne shall be subject to the laws of the State of Alabama).

(b)          Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10        Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT:  (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11        Assignment; Third-Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Green Dot, in the case of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, or CommerceOne, in the case of Green Dot.  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12        Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or equity and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.  If any party hereto brings any action to enforce specifially the performance of this Agreement, the Termination Date shall automatically be extended by the amount of time during which such action (including any appeals with respect thereto) is pending, plus twenty (20) Business Days or such other time period established by the Chosen Court presiding over such action.

9.13        Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14        Headings.  The table of contents and headings herein are for convenience and reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

9.15        Confidential Supervisory Information.  Notwithstanding any other provision of this Agreement, no provision of this Agreement shall require or be interpreted to require, and no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve, the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) or any similar state law) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.16        Delivery by Facsimile or Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e‑mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e‑mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e‑mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

GREEN DOT CORPORATION

By:	/s/ William I Jacobs
	Name:	William I Jacobs
	Title:	Chief Executive Officer

COMMERCEONE FINANCIAL CORPORATION

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	Chief Executive Officer

COMPASS SUB NORTH, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

COMPASS SUB EAST, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

COMPASS SUB WEST, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of New CommerceOne Charter

[See attached.]

EXHIBIT B

Form of New CommerceOne Bylaws

[See attached.]

Exhibit A

FINAL FORM

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
COMPASS SUB NORTH, INC.

Pursuant to Sections 242 and 245 of
The General Corporation Law of the State of Delaware

Compass Sub North, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.           The Corporation is duly incorporated and validly existing as a corporation under the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

2.           The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 13, 2025, under the name Compass Sub North, Inc. (the “Original Certificate of Incorporation”).

3.           This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Sections 242 and 245 of the DGCL, with the approval of the Corporation’s stockholders having been given by written consent without a meeting in accordance with Section 228 of the DGCL.

4.            This Certificate of Incorporation restates, integrates and amends the provisions of the Original Certificate of Incorporation.

5.           The Original Certificate of Incorporation is hereby amended and restated in its entirety as follows:

ARTICLE I
NAME

The name of the corporation is CommerceOne Financial Corporation (the “Corporation”).

ARTICLE II
ADDRESS; REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle 19808.  The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (as amended from time to time, the “DGCL”).

ARTICLE IV
AUTHORIZED STOCK

Section 4.01.       Capital Stock.  The total number of shares of all classes of stock that the Corporation shall have authority to issue is fifty-five million (55,000,000) shares, consisting of:

(a)          Fifty million (50,000,000) shares of common stock, par value $0.01 per share (“Common Stock”); and

(b)          Five million (5,000,000) shares of preferred stock, no par value per share (“Preferred Stock”).

Section 4.02.       Number of Authorized Shares.  Subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased, in each case without the separate class vote of such stock that otherwise would be required by Section 242(b)(2) of the DGCL, and no vote of the holders of Common Stock or Preferred Stock voting separately as a class will be required therefor (including, for the avoidance of doubt, pursuant to the proviso in Section 8.01).  Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class or series may not be decreased below the number of shares of such class or series then outstanding.  For the avoidance of doubt and notwithstanding anything herein to the contrary, subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, Section 242(d) of the DGCL shall apply to amendments to this Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”).

ARTICLE V
COMMON STOCK

The rights, preferences, privileges, restrictions and other matters related to the Common Stock are as follows:

Section 5.01.     Voting Rights.  Subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, and except as otherwise required by the DGCL or the provisions of this Certificate of Incorporation, the holders of Common Stock shall have the sole right and power to vote and shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally.  At every meeting of the stockholders and on all matters submitted to a vote of stockholders of the Corporation, each holder of Common Stock shall have the right to one (1) vote in person or by proxy for each share of Common Stock held of record by such stockholder.  Stockholders shall not be permitted to cumulate their votes in the election of directors.  Except as otherwise required by the DGCL or provided in the resolution or resolutions of the Board of Directors or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of Common Stock, as such, shall be entitled to vote on any amendment or alteration of the Certificate of Incorporation that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the DGCL.

Section 5.02.      Dividends or Property Distributions.  Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of Common Stock shall be entitled to receive such dividends and other distributions, in cash, stock of any entity or property of the Corporation, when and as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, and shall be treated equally, identically and ratably on a per share basis in all such dividends and other distributions.

Section 5.03.       Dissolution, Liquidation or Winding Up.  Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, in the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of such Preferred Stock, the rights of the holders of Common Stock to receive any remaining assets of the Corporation shall be as provided by law.

ARTICLE VI
PREFERRED STOCK

The rights, preferences, privileges, restrictions and other matters related to the Preferred Stock are as follows:

Section 6.01.      Designation, Powers and Preferences, Etc.  Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors of the Corporation, and the Board of Directors is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including, without limitation, the following:

(a)          the distinctive serial designation of such series, which shall distinguish it from other series;

(b)          the number of shares included in such series (which may subsequently be increased or decreased to the extent permitted by the DGCL);

(c)          the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

(d)         whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(e)        the amount or amounts which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

(f)          the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

(g)         the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(h)        whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto;

(i)          whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by the DGCL, and if so the terms of such voting rights; and

(j)           any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the DGCL.

Section 6.02.       Voting Rights.  Unless otherwise provided in the resolution or resolutions of the Board of Directors or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of any share of Preferred Stock shall be entitled as of right to vote on any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any other class or series of Preferred Stock or any alteration, amendment or repeal of any provision of any other series of Preferred Stock that does not adversely affect in any material respect the rights of the series of Preferred Stock held by such holder.

Section 6.03.     Limitation on Derivative Actions. Unless otherwise provided in the resolution or resolutions of the Board of Directors or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of any share of Preferred Stock shall, in such capacity, be entitled to bring a derivative action, suit or proceeding on behalf of the Corporation.

ARTICLE VII
BOARD OF DIRECTORS

Section 7.01.       General Powers.  Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed under the direction of the Board of Directors.

Section 7.02.       Number of Directors; Independence.  The number of directors constituting the entire Board of Directors shall be fixed from time to time pursuant to the Bylaws of the Corporation but in no event shall be less than [minimum number] or more than [maximum number].  So long as the Common Stock of the Corporation is listed for trading on a national securities exchange, a majority of directors shall be independent in accordance with and as defined by the rules and regulations of such exchange.

Section 7.03.       Term; No Cumulative Voting.  Directors shall be elected at each annual meeting and shall serve until their successors are elected and qualified or until such director’s earlier death, resignation, removal, or ineligibility to serve as specified in the Bylaws of the Corporation.  There shall be no cumulative voting in the election of directors.

Section 7.04.       Removal.  Directors of the Corporation may be removed with or without cause, at a meeting called expressly for that purpose, and only upon the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote at an election of directors.

Section 7.05.       Vacancies; Newly Created Directorships.  Any vacancies or newly created directorships in the Board of Directors resulting from an increase in the size of the Board of Directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.  Any director appointed to fill a vacancy shall serve until such director’s successor is elected and qualified or until such director’s earlier death, resignation, removal, or ineligibility to serve as specified in the Bylaws of the Corporation.

Section 7.06.       Vote by Ballot.  Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

ARTICLE VIII
STOCKHOLDER MEETINGS

Section 8.01.        No Consent of Stockholders in Lieu of Meeting.  Any action required or permitted by law to be taken by the stockholders must be effected at a duly called meeting of stockholders and may not be effected by any consent in writing of such stockholders.

Section 8.02.      Special Meetings of Stockholders.  Special meetings of the stockholders, for any purpose or purposes, may be called at any time by (a) the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the directors of the Corporation then serving on the Board of Directors, (b) the Chairman of the Board of Directors or (c) the Chief Executive Officer.  At a special meeting, no business shall be transacted and no corporate action shall be taken other than that stated in the notice of meeting.

Section 8.03.      Stockholder Nominations and Introduction of Business, Etc.  Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE IX
AMENDMENTS

Section 9.01.       Amendment of the Certificate of Incorporation.  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that any amendment to this Certificate of Incorporation that would adversely affect the rights or preferences of the Common Stock shall require the affirmative vote of the holders of a majority of the Common Stock, voting together as a separate class.  Notwithstanding the foregoing, the Board of Directors may make any amendment to this Certificate of Incorporation that does not require stockholder approval under the DGCL, without requiring any separate class vote.

Section 9.02.       Amendment of Bylaws.  The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation.  Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total number of directors the Corporation would have if there were no vacancies on the Board of Directors.

ARTICLE X
EXCULPATION

Section 10.01.     A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.

Section 10.02.     No amendment, modification or repeal of this Article IX shall adversely affect any right or protection of any person for or with respect to any acts or omissions of such director or officer or occurring prior to the time of such amendment, modification or repeal.

ARTICLE XI
EXCLUSIVE FORUM

Section 11.01.      Exclusive Forum.  Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, if the Chancery Court lacks jurisdiction over such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws of the Corporation or this Certificate of Incorporation (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint.  If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, to the fullest extent permitted by applicable law, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 11.02.     Notice and Consent.  Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X.  Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Section 11.03.    Survival.  If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

*          *          *

This Certificate of Incorporation shall become effective at [•] Wilmington, Delaware time on [•].

IN WITNESS WHEREOF, I have signed this Certificate of Incorporation this ____ day of _____________, [•].

COMMERCEONE FINANCIAL CORPORATION

By:
Name:	[•]
Title:	[•]

Exhibit B

FINAL FORM

AMENDED AND RESTATED BYLAWS
OF
COMMERCEONE FINANCIAL CORPORATION

As adopted on [date] and amended and restated on [date].

Article I
Stockholders

Section 1.1           Annual Meetings.  An annual meeting of stockholders for the election of directors and the transaction of any other proper business shall be held at such date, time and (a) place either within or without the State of Delaware as determined by the Board of Directors (the “Board”) of CommerceOne Financial Corporation (the “Corporation”), and/or (b) if so determined by the Board, by means of remote communication.

Section 1.2           Special Meetings.  Subject to the rights specified in any certificate of designations of the holders of any outstanding series of preferred stock of the Corporation, a special meeting of stockholders may be called at any time for any purpose or purposes by (a) the Board pursuant to a resolution adopted by the affirmative vote of a majority of the directors of the Corporation then serving on the Board, (b) the Chairman of the Board or (c) the Chief Executive Officer of the Corporation (the “Chief Executive Officer”).  Special meetings of stockholders shall be held at such date, time and (i) place either within or without the State of Delaware as determined by the Board, and/or (ii) if so determined by the Board, by means of remote communication, in each case, as stated in the notice of the meeting.

Section 1.3           Notice of Meetings.  Subject to Section 1.4, whenever stockholders are required or permitted to take any action at a meeting of stockholders, a notice of the meeting shall be given which shall state the date and time of the meeting, place of the meeting or the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting of stockholders, if such date is different from the record date for determining stockholders entitled to notice of the meeting of stockholders, and, in the case of a special meeting of stockholders, the purpose or purposes for which the meeting of stockholders is called.  Unless otherwise provided by applicable law, the notice of any meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting of stockholders to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting of stockholders.  Unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, notice may be given in writing directed to the stockholder’s mailing address or by electronic transmission to the stockholder’s email address as it appears on the Corporation’s records or by such other form of electronic transmission consented to by the stockholder in accordance with law, and shall be deemed given: (a) if mailed, when deposited in the U.S. mail, postage prepaid; (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address; or (c) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the Delaware General Corporation Law (the “DGCL”).  A stockholder otherwise entitled to notice may waive such notice in accordance with Section 6.3.

Section 1.4           Adjournments, Postponements and Cancellation.

(a)          Any meeting of stockholders may be adjourned or recessed from time to time for any reason, whether or not a quorum is present, by the Board, the Chairman of the Board, or the presiding person of a meeting of stockholders, to reconvene at the same or some other place and/or by means of remote communication, and notice need not be given of any such adjourned or recessed meeting of stockholders if the time and place and/or means of remote communication for the meeting are announced at the meeting of stockholders at which the adjournment or recess is taken or are provided in any other manner permitted by applicable law; provided, however, that if the adjournment or recess is for more than 30 days, or if after the adjournment the Board fixes a new record date for determining the stockholders entitled to vote at the adjourned or recessed meeting of stockholders, then a notice of the adjourned or recessed meeting shall be given to each stockholder of record as of the new record date for determining the stockholders entitled to notice of the adjourned or recessed meeting of stockholders under Section 1.3.  At the adjourned or recessed meeting of stockholders, the Corporation may transact any business which might have been transacted at the original meeting of stockholders.

(b)          In addition, subject to applicable law, any meeting of stockholders may be postponed, rescheduled or cancelled by the Board at any time before such meeting has been convened.

(c)          In no event shall any adjournment, recess or postponement of a stockholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to Section 1.11.

Section 1.5           Quorum.  At each meeting of stockholders, except where otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the holders of a majority of the outstanding shares of capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.  For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter; provided that two or more classes or series of capital stock shall be considered a single class if the holders thereof are entitled to vote together as a single class on that matter at the meeting.  When a quorum is once present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders or their proxies.  In the absence of a quorum of the holders of any class of capital stock entitled to vote on a matter, the Board, the Chairman of the Board, or the presiding person of the meeting may, on the Board’s or such person’s own motion and without the approval of the stockholders who are present in person or represented by proxy and entitled to vote, adjourn, recess or postpone the meeting from time to time in the manner provided by Section 1.4 until a quorum of such class shall be so present and represented.

Section 1.6           Conduct of Meetings; Organization.

(a)          The Board may adopt by resolution such rules and regulations for the conduct of each meeting of stockholders as it shall deem appropriate.  If the Board determines that any requirement in these Bylaws, the Certificate of Incorporation or any other applicable legal requirement has not been satisfied (including compliance with any Questionnaire or Representation and Agreement required under or provided pursuant to these Bylaws) as to any nomination or other business proposed to be brought before a meeting of stockholders, then the Board may elect to (i) waive such deficiency with respect to such proposed nomination or other business, (ii) notify the stockholder of, and provide the stockholder with an opportunity to cure, such deficiency, or (iii) decline to allow the proposed nomination or other business to be transacted at the meeting, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).

(b)          Meetings of stockholders shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board, by the Chief Executive Officer, or in the absence of the Chief Executive Officer, by any officer or director designated by the Board.  The Secretary, or in the absence of the Secretary, an assistant secretary of the Corporation (an “Assistant Secretary”), shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, any officer or director designated by the Board shall act as secretary of the meeting.

(c)          The order of business at each such meeting shall be as determined by the presiding person of the meeting.  Except to the extent inconsistent with any rules and regulations adopted by the Board with respect to the applicable meeting, the presiding person of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as, in the judgement of such person, are necessary or desirable for the proper conduct of the meeting, including, without limitation, (i) establishing procedures for the maintenance of order and safety, (ii) establishing limitations on the time allotted for questions or comments, (iii) establishing restrictions on entry to such meeting after the time prescribed for the commencement thereof, (iv) establishing limitations on attendance and participation at the meeting to stockholders of record, their duly authorized proxies and such other individuals as the presiding person of the meeting may determine, (v) establishing the opening and closing of the voting polls, for each item on which a vote is to be taken, (vi) determining and declaring that a matter, business or nomination was not properly brought before the meeting, (vii) removing any stockholder or any other individual who refuses to comply with meeting rules, regulations and procedures as set forth by the Board or the presiding person of the meeting, (viii) concluding the meeting or adjourning or recessing the meeting, whether or not a quorum is present, to a later date or time and to the same or some other place or by means of remote communication and (ix) restricting the use of audio/video recording devices and cell phones at the meeting.

(d)          Except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, (i) the Board may, at its discretion, and (ii) the Chairman of the Board or the person presiding at the applicable meeting of stockholders shall, to the extent not inconsistent with any prior determination of the Board set forth in a resolution adopted by the affirmative vote of a majority of the directors of the Corporation then serving on the Board, have the power to (in each case of subclauses (i) and (ii), regardless of whether the Board has previously made a determination with respect to a particular proposed nomination or other business pursuant to clause (a) of this Section 1.6): (x) determine whether any proposed nomination or other business to be brought before the meeting was properly brought in accordance with these Bylaws (including in compliance with any Representation and Agreement required under or provided pursuant to these Bylaws), the Certificate of Incorporation, or in compliance with any other applicable legal requirement, including Rule 14a-19 under the Exchange Act, and (y) if any proposed nomination or other business was not properly brought, to declare that such proposed nomination or other business is defective.  If the Board, the Chairman of the Board, or the person presiding at the applicable meeting of stockholders should so determine and declare, the defective nomination or other business shall be disregarded, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).

(e)          Notwithstanding anything herein to the contrary, unless otherwise required by applicable law, if any Proposing Stockholder fails to appear or send a Qualified Representative to present the matters such stockholder requested to be presented at the applicable meeting of stockholders, the Corporation need not present such matters for a vote at such meeting, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).

Section 1.7           Inspectors.  Prior to any meeting of stockholders, the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary shall appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act.  If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.  The inspectors shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.  The inspectors may appoint or retain other persons to assist them in the performance of their duties.  The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting.  No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls.  In determining the validity and counting of proxies and ballots, the inspectors shall conduct the examination in accordance with, and consider such information as is permitted by, applicable law.

Section 1.8           Voting; Proxies.

(a)          Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy in the manner authorized by Section 212 of the DGCL, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.  A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.  A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date before the vote pursuant to that proxy.

(b)          Any stockholder directly or indirectly soliciting proxies from other stockholders in respect of any proposal of business or nomination must use a proxy card color other than blue and white, which shall be reserved for exclusive use by the Board.

(c)          Directors shall be elected by a majority of the votes cast at a meeting of stockholders at which a quorum is present by holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, that directors shall be elected by the vote of a plurality of the votes cast at any meeting at which a quorum is present for which (i) the Secretary receives a notice pursuant to these Bylaws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders.  For purposes of these Bylaws, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” (or other shares of capital stock of the Corporation similarly not entitled to vote) not counted as a vote cast either “for” or “against” that director’s election).

(d)          In all other matters, unless a different vote is required by applicable law, the Certificate of Incorporation, these Bylaws or the rules or regulations of any stock exchange upon which any Corporation Securities are traded (in which case such different vote shall be the applicable vote on the matter), the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.  Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares cast of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws.

Section 1.9           Fixing Date for Determination of Stockholders of Record.

(a)          In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than ten days before the date of such meeting.  If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.  If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b)          In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action.  If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.

Section 1.10         List of Stockholders Entitled to Vote.  The Secretary shall prepare and make available, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Nothing in this Section 1.10 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list.  Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date:  (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal executive offices of the Corporation.  In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders.

Section 1.11         Notice of Stockholder Proposals and Nominations of Directors.

(a)          Annual Meeting of Stockholders.

(i)           Nominations of persons for election to the Board or the proposal of other business to be brought to the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board, or (C) by any Proposing Stockholder who is a stockholder of record on the date of the giving of the notice provided for in this Section 1.11(a) and at the time of the applicable meeting, who shall be entitled to vote at the meeting.  Clause (C) of this Section 1.11(a)(i) sets forth the exclusive means for a stockholder to nominate persons for election to the Board at an annual meeting of stockholders or to propose other business to be considered at any annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act).

(ii)         Any matter proposed to be brought by a stockholder must constitute a proper matter for stockholder action.  For nominations or other business to be properly brought by a Proposing Stockholder before an annual meeting of stockholders pursuant to clause (C) of Section 1.11(a)(i), the Proposing Stockholder must timely deliver notice of such matters in proper written form to the Secretary and otherwise comply with these Bylaws.

(iii)        For nominations or other business to be brought before a stockholder meeting by a Proposing Stockholder in a timely manner pursuant to clause (C) of Section 1.11(a)(i), a Proposing Stockholder’s notice must be received in a proper form and in accordance with an Acceptable Delivery Method not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, such stockholder’s notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the tenth day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation.

(iv)        To be in proper written form, a stockholder’s notice to the Secretary pursuant to clause (C) of Section 1.11(a)(i) shall set forth in writing:

(A)        all Stockholder Information;

(B)        with respect to any nomination of persons for election to the Board to be brought before a stockholder meeting, all Nominee Information;

(C)        with respect to any business to be brought before a stockholder meeting other than nominations, all Proposal Information; and

(D)        such other information regarding each matter of business to be proposed, each proposed nominee, each Proposing Stockholder or any Interested Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for such business or nomination, or is otherwise required pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder.

(b)          Special Meeting.

(i)          Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting, or by or at the direction of the Board.  Notwithstanding anything to the contrary in these Bylaws, subject to applicable law, the Board shall have the power to determine in its reasonable discretion whether directors shall be elected at a special meeting.

(ii)         A Proposing Stockholder who is a stockholder of record on the date of the giving of the notice provided for in this Section 1.11(b) and at the time of the applicable meeting and who shall be entitled to vote at the meeting may nominate persons for election to the Board or propose other business to be brought to the stockholders at a special meeting of stockholders, provided that (A) any matter proposed to be brought by a stockholder must constitute a proper matter for stockholder action, (B) the Proposing Stockholder timely delivers notice of such matters in proper written form to the Secretary and otherwise comply with the requirements under these Bylaws, (C) a Proposing Stockholder may make such nomination(s) at a special meeting only if the Corporation’s notice of meeting indicates that directors shall be elected at such meeting, and (D) in the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such nomination(s) made by a Proposing Stockholders are limited to the directorships to be voted upon at the meeting, as specified in the Corporation’s notice of meeting.  This Section 1.11(b)(ii) sets forth the exclusive means for a stockholder to nominate persons for election to the Board at a special meeting of stockholders or to propose other business to be considered at any special meeting of stockholders.

(iii)        For nominations or other business to be brought before a special meeting of stockholders in a timely manner pursuant to Section 1.11(b)(ii), a Proposing Stockholder’s notice must be received in a proper form and in accordance with an Acceptable Delivery Method, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

(iv)         To be in proper written form, a stockholder’s notice to the Secretary pursuant to Section 1.11(b)(ii) shall set forth in writing the information required by Section 1.11(a)(iv) and that otherwise complies with these Bylaws (including Section 1.11).

(c)          General.

(i)          Prior to submitting a stockholder’s notice (including a Special Meeting Request) with respect to any nomination that a Proposing Stockholder proposes to be brought before any meeting of stockholders, the Proposing Stockholder shall request in writing from the Secretary the forms of the Questionnaire and the Representation and Agreement, and the Secretary shall provide such forms to the Proposing Stockholder within ten days after receiving such request.

(ii)         Each applicable person (including the Proposing Stockholder and proposed nominee) shall update the notice delivered and information previously provided to the Corporation pursuant to this Section 1.11 and under any Questionnaire or Representation and Agreement, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (A) as of the record date for determining the stockholders entitled to notice of the meeting and (B) as of the date that is ten business days prior to the meeting (or any adjournment, recess or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than eight business days prior to the date of such meeting (in the case of an update required to be made as of the date that is ten business days prior to such meeting or any adjournment, recess or postponement thereof).

(iii)        The obligation of a Proposing Stockholder, proposed nominee or other applicable person to provide information or an update pursuant to this Section 1.11 and under any Questionnaire or Representation and Agreement, as applicable, shall not limit the Corporation’s rights with respect to any deficiencies in any notice or information provided by such person, extend any applicable deadlines under this Section 1.11 or enable or be deemed to permit such person to amend or update any nomination or proposal, as applicable, or to submit any new nomination or proposal, including by substituting or adding nominees or proposals, as applicable.  A Proposing Stockholder may not, after the last day on which a notice would be timely under this Section 1.11, cure in any way any defect preventing the submission of a proposal or nomination of a proposed nominee.

(iv)        The Corporation may also, as a condition of any nomination being deemed properly brought by a stockholder before any meeting of stockholders pursuant to this Section 1.11, require the Proposing Stockholder, any proposed nominee and any other person on whose behalf the nomination is being made to furnish such other information (A) such person has agreed to furnish under the applicable stockholder’s notice, Questionnaire or Representation and Agreement delivered to the Corporation (including under any such person’s agreement to update information pursuant to any Representation and Agreement), and (B) that could (as determined by the Board or any committee thereof) be required by the Corporation to determine whether the proposed nominee would be (x) considered “independent” as a member of the Board under the Independence Standards or meet the requirements for membership on the Board or any committee thereof, (y) meet the requirements or expectations of applicable regulators for membership on the Board or any committee thereof, or (z) material to a reasonable stockholder’s understanding of the qualifications and, fitness and/or independence, or lack thereof, of any proposed nominee.

(v)         Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by applicable law, if any stockholder (A) provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any proposed nominee and (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, even if the Corporation has received proxies or votes in respect of such nomination (which proxies and votes shall also be disregarded).  If a stockholder provides notice pursuant to Rule 14a-19(b) or includes the information required by Rule 14a-19(b) in a preliminary or definitive proxy statement previously filed by such stockholder, such stockholder must provide in writing to the Secretary, no later than seven business days prior to the applicable meeting of stockholders, a written certification (and upon request by the Corporation, reasonable evidence) that it has met the applicable requirements of Rule 14a-19 under the Exchange Act.

(vi)        With respect to nominations or other business to be brought by a stockholder before a meeting of stockholders, a stockholder must also comply with all applicable requirements the Certificate of Incorporation and all other applicable laws, rules and regulations, including under the Exchange Act.

(vii)       Notwithstanding anything to the contrary in these Bylaws, the notice requirements set forth herein with respect to the proposal of any business (other than the nominations of persons for election to the Board) by a stockholder pursuant to this Section 1.11 shall be deemed satisfied if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act.

Article II
Board of Directors

Section 2.1          Powers; Qualifications.  The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as may be otherwise provided by law or in the Certificate of Incorporation or these Bylaws.  Unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws, the Board may delegate any of its powers, authority or duties (including any discretionary authority granted to the Board under these Bylaws) to a committee of the Board or to any officer or agent of the Corporation and upon such terms as it deems appropriate.

Section 2.2           Number of Directors.

(a)          Until [three years following closing], the Board shall consist of nine directors.  Until the earlier of [three years following closing] and his death, resignation, disqualification or removal, Kevin Kynerd shall serve as the Chairman of the Board.

(b)          After [three years following closing], the Board shall consist of not less than seven (7) nor more than twelve (12) persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board.  The Board shall annually elect a Chairman of the Board from among its members who shall, when present, preside at its meetings.

Section 2.3           Election and Term of Office.  Directors elected at each meeting of stockholders shall hold office until the next annual meeting of stockholders, and until their successors are elected and qualified or until their earlier death, resignation, disqualification or removal.

Section 2.4           Resignation.  Any director may resign at any time by giving notice in writing to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary.  Such resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events, in which case the resignation shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.

Section 2.5           Removal.  Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors.

Section 2.6           Newly Created Directorships and Vacancies.  Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board for any reason, whether because of death, resignation, disqualification or any other reason, may only be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.  A director elected to fill a newly created directorship or a vacancy shall hold office until the next annual meeting of stockholders, and until his or her successor has been elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Section 2.7           Regular Meetings.  Regular meetings of the Board may be held without notice at such date, time and place (a) either within or without the State of Delaware, and/or (b) by means of remote communication.

Section 2.8           Special Meetings.  Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, or the President and shall be held at such place (a) either within or without the State of Delaware, and/or (b) by means of remote communication, on such date, and at such time as the Chairman of the Board, the Chief Executive Officer, or the President shall fix.

Section 2.9           Notice and Place of Meetings.  Meetings of the Board may be held at the principal office of the Corporation, or at any other place as is stated in the notice of such meeting, or solely by means of remote communication.  Notice of any special meeting, and except as the Board may otherwise determine by resolution, notice of any regular meeting, will be (a) delivered personally by hand, by courier or by telephone, (b) sent by United States first-class mail, postage prepaid, or (c) sent by electronic mail, in each case, directed to each director at that director’s address, telephone number or electronic mail address, as the case may be, as shown on the Corporation’s records at least two days’ before the time at which the meeting is to commence, or at least three days’ notice if notice is sent by mail unless such director has waived notice in accordance with Section 6.3; provided, however, that if the Chairman of the Board determines that it is otherwise necessary or advisable to hold the meeting sooner, the Chairman of the Board may prescribe a shorter notice to be given.  Any business may be transacted, and any corporate action may be taken at any regular or special meeting of the Board at which a quorum is present, whether or not the business or proposed action is stated in the notice of that meeting, unless special notice of such business or proposed action is required by statute.

Section 2.10         Participation in Meetings by Electronic Means Permitted.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone, electronic or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.10 shall constitute presence in person at such meeting.

Section 2.11         Quorum; Vote Required for Action.  At all meetings of the Board a majority of the entire Board shall constitute a quorum for the transaction of business.  The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless applicable law, the Certificate of Incorporation or these Bylaws shall require a vote of a greater number.  In case at any meeting of the Board a quorum shall not be present, the members of the Board present may, by majority vote, adjourn the meeting from time to time until a quorum shall be present.

Section 2.12         Organization.  Meetings of the Board shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board, by a presiding person chosen at the meeting.  The Secretary, or in the absence of the Secretary, the presiding person of the meeting may appoint any person to act as secretary of the meeting.

Section 2.13         Action by Directors Without a Meeting.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.14         Compensation of Directors.  Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

Article III
Committees

Section 3.1           Committees.  The Board may designate one or more committees, with each committee to consist of one or more of the directors of the Corporation.  The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.  Any such committee, to the extent permitted by law and provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters:  (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval, or (b) adopting, amending or repealing these Bylaws.

Section 3.2           Committee Rules.  Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business.  In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, (a) a majority of the directors then serving on such committee shall constitute a quorum for the transaction of business, (b) the vote of a majority of the members present at a meeting at which a quorum is present at the time of such vote or the unanimous written consent of all members thereof shall be the act of such committee and (c) in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II.

Article IV
Officers

Section 4.1           Officers; Election.  From time to time, the Board shall choose a Chairman of the Board, Chief Executive Officer, President, one or more Vice Presidents, a Secretary and a Chief Financial Officer and may give any of them such further designations or alternate titles as it considers desirable.  The Board from time to time may choose such other officers as it may deem proper.  Any number of offices of the Corporation may be held by the same person unless the Certificate of Incorporation or these Bylaws provide otherwise.

Section 4.2           Term of Office; Resignation; Removal; Vacancies.  Unless otherwise provided in the resolution of the Board electing such officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.  Any officer may resign at any time upon written notice to the Board, the Chief Executive Officer, the Chairman of the Board, or the Secretary.  Such resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.  Subject to Section 4.4(b), the Board may remove any officer with or without cause at any time by the affirmative vote of a majority of the authorized number of directors then constituting the Board.  Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, and the election of an officer shall not of itself create contractual rights.  Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled by the Board at any regular or special meeting.

Section 4.3           Chairman of the Board.  The Chairman of the Board shall preside at all meetings of the Board and of the stockholders at which he or she shall be present and shall act in a general executive capacity and, subject to the direction of the Board, shall have general responsibility for the supervision of the policies and affairs of the Corporation and the effective administration of the Corporation’s business.

Section 4.4           Chief Executive Officer.

(a)          In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the Board and of the stockholders at which he or she shall be present.  The Chief Executive Officer shall be the chief executive officer and, subject to the control of the Board, shall have general power over the management and oversight of the administration and operation of the Corporation’s business and general supervisory power and authority over its policies and affairs.  The Chief Executive Officer shall have general executive powers and shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the office of Chief Executive Officer, or imposed by these Bylaws.

(b)          Unless otherwise required by law or a contractual agreement, until the earlier of [three years following closing] and his death, resignation, disqualification or removal by a Supermajority Board Vote, Kenneth Till shall serve as the Chief Executive Officer of the Corporation and a member of the Board.

Section 4.5           President.  The President or Presidents, if any, shall perform the duties of the Chief Executive Officer in the Chief Executive Officer’s absence of during his or her disability to act.  In addition, the Presidents shall perform the duties and exercise the powers usually incident to their respective offices and/or such other duties and powers as may be properly assigned to them from time to time by the Board, the Chairman of the Board, or the Chief Executive Officer.

Section 4.6           Vice Presidents.  The Vice President or Vice Presidents, if any, shall perform the duties of the President in the President’s absence of during his or her disability to act.  In addition, the Vice Presidents shall perform the duties and exercise the powers usually incident to their respective offices and/or such other duties and powers as may be properly assigned to them from time to time by the Board.  If there be more than one Vice President, the Board may determine which one or more of the Vice Presidents shall perform any of such duties; or if such determination is not made by the Board, the President may make such determination; otherwise any of the Vice Presidents may perform any of such duties.  The Vice President or Vice Presidents shall perform all duties incident to the office of the vice president of a corporation and shall have such other powers and shall perform such other duties as may, from time to time, be assigned to him or her or them by the Board, the Chief Executive Officer, the President or as may be provided by law.

Section 4.7           Secretary.  The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board and any committees in a book to be kept for that purpose, shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law, shall be custodian of the records of the Corporation, may affix the corporate seal to any document the execution of which, on behalf of the Corporation, is duly authorized, and when so affixed may attest the same, and, in general, shall perform all duties incident to the office of secretary of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board, the Chief Executive Officer, the President or as may be provided by law.

Section 4.8           Chief Financial Officer.  The Chief Financial Officer shall have charge of all monies and securities of the Corporation, other than monies and securities of any division of the Corporation which has a treasurer or financial officer appointed by the Board, and shall keep regular books of account.  The funds of the Corporation shall be deposited in the name of the Corporation by the Chief Financial Officer with such banks or trust companies or other entities as the Board from time to time shall designate.  The Chief Financial Officer shall sign or countersign such instruments as require his or her signature, shall perform all such duties and have all such powers as are usually incident to such office and/or such other duties and powers as are properly assigned to him or her by the Board, the Chairman of the Board, the Chief Executive Officer or the President.

Section 4.9           Assistant Secretaries and Other Officers.  The Board may appoint one or more assistant secretaries and one or more assistants to the Chief Financial Officer, or one appointee to both such positions, which officers shall have such powers and shall perform such duties as are provided in these Bylaws or as may be assigned to them by the Board, the Chairman of the Board, the Chief Executive Officer or the President.  The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.10         Action with Respect to Securities of Other Corporations.  Stock of other corporations or associations, registered in the name of the Corporation, may be voted by the Chief Executive Officer or the President, or a proxy appointed by either of them.  The Board, however, may by resolution appoint some other person to vote such shares, in which case such person shall be entitled to vote such shares upon the production of a certified copy of such resolution.

Article V
Stock

Section 5.1           Stock Certificates and Uncertificated Shares.  Capital stock of the Corporation may be issued, registered and held with or without certificates to represent such stock.  The Board by resolution or resolutions may provide that some or all of any or all classes or series of stock shall be uncertificated shares.  Any such resolution shall not apply to shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation.  Notwithstanding the adoption of such a resolution or resolutions by the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary or any Assistant Secretary shall be an authorized officer for such purpose), representing the number of shares of capital stock of the Corporation registered in certificate form owned by such holder.  The signatures of the officers upon a certificate may be by electronic signature as permitted under the DGCL.  If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.  The Corporation may not issue stock certificates in bearer form.  Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.  Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 5.2           Transfers of Shares.  Shares represented by certificates of the Corporation shall be transferable on the record of stockholders upon presentation to the Corporation or a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

Section 5.3           Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.  The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Article VI
Miscellaneous

Section 6.1           Fiscal Year.  The fiscal year of the Corporation shall end on December 31 of each year, unless otherwise fixed by the Board.

Section 6.2           Seal.  The Board may adopt a corporate seal; alter such seal at pleasure, and authorize it to be used by causing it or a reproduction of such seal to be affixed or impressed or reproduced in any other manner.

Section 6.3           Waiver of Notice of Meetings of Stockholders, Directors and Committees.  Whenever notice is required to be given by applicable law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice.  Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.

Section 6.4           Indemnification of Directors and Officers.

(a)          Except as provided in this Section 6.4, the Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party or otherwise involved in any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (a “Proceeding”) by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of the Corporation or serves or served at the request of the Corporation at any corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise as a director or officer (each, an “Indemnitee”) against all Expenses, judgments, fines, penalties, amounts paid in settlement, liabilities and other losses, in each case, actually and reasonably incurred or suffered by such Indemnitee in connection therewith; provided that the Corporation shall not be obligated to indemnify any such Indemnitee in connection with a Proceeding initiated by such Indemnitee, other than any Permitted Counterclaims, unless such Proceeding was authorized in a resolution adopted by the Board; and provided further that no such indemnification shall be required with respect to any settlement or other non-adjudicated disposition of any Proceeding unless the Corporation has given its prior consent to such settlement or other disposition.  The Board is hereby empowered, by majority vote of a quorum of disinterested directors, to cause the Corporation to indemnify or contract in advance to indemnify any person not specified in this Section 6.4 against liabilities, fines, penalties and claims imposed upon or asserted against him or her (including amounts paid in settlement) by reason of having been an employee, agent or consultant of the Corporation, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him or her in connection therewith, to the same extent as if such person were specified as one to whom indemnification is granted.

(b)          Expenses reasonably incurred by an Indemnitee in defending any Proceeding shall be promptly advanced or reimbursed by the Corporation upon receipt of (i) a written request therefor and (ii) a written undertaking of such Indemnitee to repay such Expenses if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation or, where indemnification is granted, to the extent the Expenses so advanced or reimbursed exceed the amount to which such Indemnitee is entitled; provided that such Indemnitee shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.  An Indemnitee’s obligation to reimburse the Corporation shall be unsecured and no interest shall be charged thereon.

(c)          The Corporation shall not indemnify an Indemnitee or advance or reimburse an Indemnitee’s Expenses in connection with any Proceeding (or any part of any Proceeding):

(i)          for which payment has actually been made to or on behalf of such Indemnitee under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)         for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such Indemnitee is held liable therefor (including pursuant to any settlement arrangements);

(iii)        relating to violations of the Corporation’s Code of Conduct and Ethics or Insider Trading Policy; or

(iv)        relating to violations of Federal or state insider trading laws,

unless, in each case, such Indemnitee has been successful on the merits, received the written consent to incur the Expense or settled the case with the written consent of the Corporation, in which case the Corporation shall indemnify and reimburse the Expenses of such Indemnitee.  In addition, the Corporation shall not indemnify an Indemnitee or advance or reimburse Indemnitee’s Expenses if such indemnification or payment would constitute a “prohibited indemnification payment” under the regulations of the Federal Deposit Insurance Corporation (“FDIC”) (or any successor provisions) or any other applicable laws, rules or regulations.

(d)          No claim for indemnification shall be paid by the Corporation unless the Corporation has determined that such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.  The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that an Indemnitee did not act in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that such Indemnitee’s conduct was unlawful.  Unless ordered by a court of competent jurisdiction, such determinations shall be made by (i) a majority vote of the directors who are not parties to the Proceeding for which indemnification is sought, even though less than a quorum, (ii) by a committee of such directors designated by a majority vote of directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, a copy of which shall be received by such Indemnitee or (iv) by a majority vote of the stockholders.  If such determination is not made by the Corporation within 30 days of a demand by such Indemnitee for indemnification or advancement or reimbursement of Expenses, such Indemnitee shall be deemed to have met such standard.  An Indemnitee shall submit to the Corporation such documentation and information as is reasonably available to such Indemnitee and is reasonably necessary to determine whether and to what extent such Indemnitee is entitled to indemnification pursuant to this Section 6.4. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any Proceeding, or any claim, issue or matter therein, such Indemnitee shall be indemnified against Expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnitee in connection therewith, without the necessity of authorization in the specific case.

(e)          If a claim for indemnification or advancement of Expenses under this Section 6.4 is not paid in full within 90 days after receipt by the Corporation of the written request therefor, an Indemnitee shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of Expenses.  The Corporation shall indemnify such Indemnitee against any and all Expenses that are incurred by such Indemnitee in connection with any action for indemnification or advancement of Expenses from the Corporation under this Section 6.4(e), to the extent such Indemnitee is successful in such action, and to the extent not prohibited by applicable law.  In any such suit, the Corporation shall, to the fullest extent not prohibited by law, have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of Expenses.

(f)          An Indemnitee shall promptly notify the Corporation in writing upon the sooner of (i) becoming aware of a Proceeding where indemnification or the advance payment or reimbursement of Expenses may be sought or (ii) being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may be subject to indemnification or the advance payment or reimbursement of Expenses covered hereunder.  The failure of Indemnitee to so notify the Corporation shall not relieve the Corporation of any obligation which it may have to Indemnitee pursuant to this Section 6.4.

(g)          As a condition to indemnification or the advance payment or reimbursement of Expenses, any demand for payment by an Indemnitee hereunder shall be in writing and shall provide reasonable accounting by such Indemnitee’s legal counsel for the Expenses to be paid by the Corporation.

(h)          All rights conferred to an Indemnitee in this Section 6.4, as to indemnification, advancement of Expenses and otherwise, shall not be exclusive of any other rights to which such Indemnitee seeking indemnification or advancement of Expenses may be entitled or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or the Board or otherwise.  No amendment of the Certificate of Incorporation or these Bylaws shall impair or otherwise adversely affect any rights of indemnification, advancement of Expenses or other rights of any Indemnitee conferred to such Indemnitee in the Certificate of Incorporation or these Bylaws arising at any time with respect to events or omissions occurring prior to such amendment.

(i)           The Corporation may maintain insurance to protect itself and any Indemnitee against any Expenses, judgments, fines, amounts paid in settlement, liabilities and other losses, whether or not the Corporation would have the power to indemnify such Indemnitee against such Expenses, judgments, fines, amounts paid in settlement, liabilities and other losses under applicable law.  To the extent that the Corporation maintains any policy providing such insurance, each such Indemnitee shall be covered by such in accordance with its terms to the maximum extent of the coverage thereunder for any such Indemnitee.

(j)           For the purposes of this Section 6.4, (i) the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; (ii) “at the request of the Corporation” shall include service as a director or officer of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries provided, however that such request for service is in writing; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation; and (iii) the term “Expenses” shall include all reasonable and documented out of pocket fees, costs and expenses, including without limitation, attorney’s fees, retainers, court costs, transcript costs, fees and expenses of experts, including accountants and other advisors, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, ERISA excise taxes or penalties assessed on an Indemnitee with respect to an employee benefit plan, Federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Section 6.4, penalties and all other disbursements or expenses of the types customarily incurred in connection with defending, preparing to defend, or investigating an actual or threatened Proceeding (including an Indemnitee’s counterclaims that directly respond to and negate the affirmative claim made against Indemnitee (“Permitted Counterclaims”)) in such Proceeding, but shall exclude the costs of (A) any of Indemnitee’s counterclaims, other than Permitted Counterclaims (B) the costs of acquiring and maintaining an appeal or supersedeas bond or similar instrument, or (C) the fees and costs of enforcing a right to indemnification or advance payment or reimbursement under this Section 6.4.

(k)          Any Proceeding regarding indemnification or advance payment or reimbursement of Expenses arising out of these Bylaws or otherwise shall only be brought and heard in the Court of Chancery of the State of Delaware.  In the event of any payment under this Section 6.4, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee (under any insurance policy or otherwise), who shall execute all papers required and shall do everything necessary to secure such rights, including the execution of such documents necessary to enable the Corporation to effectively bring suit to enforce such rights.  Except as required by law or as otherwise becomes public, an Indemnitee will keep confidential any information that arises in connection with this Section 6.4, including but not limited to, claims for indemnification or the advance payment or reimbursement of Expenses, amounts paid or payable under this Section 6.4 and any communications between the parties.

(l)           In case any provision in this Section 6.4 shall be determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of Expenses to its directors or officers, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

Section 6.5           Amendment of Bylaws.  Subject to applicable law and the Certificate of Incorporation, these Bylaws may be altered, amended or repealed, or new Bylaws enacted, by the Board at any meeting or by written consent of the Board; provided, however, that any amendment to Section 2.2, Section 4.4(b) or this Section 6.5 shall require a Supermajority Board Vote.

Section 6.6           Electronic Signatures.  Unless otherwise required by law, whenever the Certificate of Incorporation or these Bylaws require or permit a signature, such signature may be a manual, facsimile, conformed or electronic signature.

Article VII
Exclusive Forum

Section 7.1           Exclusive Forum.  Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, if the Chancery Court lacks jurisdiction over such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or these Bylaws or the Certificate of Incorporation of the Corporation (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Section 7.1, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint.  If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, to the fullest extent permitted by applicable law, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 7.2           Notice and Consent.  To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VII.  Notwithstanding anything to the contrary in these Bylaws, the foregoing provisions of this Article VII shall not apply to any claim seeking to enforce any liability, obligation or duty created by the Exchange Act to the extent such application would be contrary to law.

Section 7.3           Survival.  If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article VIII
Definitions

As used in these Bylaws, the following terms have the meanings specified in this Article VIII.

“Acceptable Delivery Method” means delivery in writing to the Secretary (i) by electronic mail (but only if confirmation of receipt of such e-mail is received; provided that any communication or confirmation automatically generated by electronic means (such as out-of-office replies) shall not constitute such confirmation of receipt) or (ii) by registered mail addressed to the Secretary at the principal executive offices of the Corporation, return receipt requested.

“beneficially owned” (and its correlative terms) has the meaning provided in Rules 13d-3 and 13d-5 under the Exchange Act.

“Competitor” means any entity that provides products or services that compete with or are alternatives to the products produced or services provided by the Corporation or any affiliate thereof.

“Corporation Securities” means any capital stock or other securities of the Corporation or any affiliate thereof.

“Derivative Instrument” means any derivative instruments, profit interests, options, warrants, convertible securities, stock appreciation or other rights with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any Corporation Securities or the voting rights thereof or with a value derived in whole or in part from the value of any Corporation Securities or any other contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any Corporation Securities, in each case, whether or not such instrument, contract or right shall be subject to settlement in the underlying Corporation Security.

“Independence Standards” means any independence standards set forth in the rules and listing standards of the primary stock exchange upon which any Corporation Securities are traded, any applicable rules of the SEC, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on the audit committee, compensation committee or any other committee of the Board.

“Interested Person” means, with respect to any stockholder, (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder, and (iii) any person controlled by or under common control with such stockholder.

“Nominee Information” means, as to each person whom the Proposing Stockholder proposes to nominate for election or reelection to the Board:

(a)          the name, age, business address and residence address of such proposed nominee;

(b)          the principal occupation or employment of such proposed nominee;

(c)          the completed Questionnaire and the Representation and Agreement in the forms provided by the Corporation pursuant to Section 1.11(a)(ii) with respect to the proposed nominee;

(d)          (i) the class and series and number of Corporation Securities which are, directly or indirectly, owned beneficially or of record by such proposed nominee, (ii) the dates such Corporation Securities were acquired and (iii) any Derivative Instruments or Short Interests owned, held or entered into by such proposed nominee within the prior six months;

(e)          whether such proposed nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K adopted by the SEC (or the corresponding provisions of any successor regulation) and the relevant listing standards of any exchange where the Corporation’s equity securities are listed;

(f)           a description of all direct and indirect compensation, payment, reimbursement, indemnification and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such proposed nominee, the Proposing Stockholder, any Interested Person and any other person or persons (including their names) in connection with such proposed nominee’s nomination or service or action as a director, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the Proposing Stockholder and any Interested Person were the “registrant” for purposes of such rule and such proposed nominee was a director or executive officer of such registrant;

(g)          details of any relationship between such proposed nominee and any person that would require disclosure on Schedule 13D as if such proposed nominee was required to file a Schedule 13D with respect to the Corporation; and

(h)          details of any position where such proposed nominee has served as an officer or director of any Competitor or any Potential Regulatory Interlocks within the three years preceding the submission of the stockholder notice.

“person” means any individual, firm, partnership, limited liability company, trust, association, group, corporation (including not-for-profit) or other entity.

“Potential Regulatory Interlocks” means, with respect to a proposed nominee, any interlocking with another depository institution that would result from such nominee’s service on the Board or any circumstance with respect to the nominee that would cause the Corporation to seek, or assist in the seeking of, advance approval or to obtain, or assist in the obtaining of, an interlock waiver pursuant to the rules or regulations of the Federal Reserve Board or the FDIC.

“Proposal Information” means as to any business (other than nomination of persons for election to the Board) the Proposing Stockholder proposes to bring before a meeting of stockholders pursuant to Section 1.11:

(a)          a brief description of the business desired to be brought before the meeting of stockholders;

(b)          the text of the proposal or business (including the complete text of any resolutions proposed to be presented for consideration and, in the event that such business includes a proposal to amend any incorporation document, including, but not limited to, the Certificate of Incorporation or these Bylaws, the language of the proposed amendment);

(c)          the reasons for conducting such business at the meeting of stockholders (including the text of any reasons for the proposed business that will be disclosed in any proxy statement or supplement thereto to be filed with the SEC); and

(d)          a complete and accurate description of any material interest in such business of the Proposing Stockholder and any Interested Persons, individually or in the aggregate, including any anticipated benefit to the Proposing Stockholder and any Interested Persons therefrom.

“Proposing Stockholder” means any stockholder proposing nominations or other business to be brought before a meeting of stockholders pursuant to Section 1.11.

“public disclosure” shall be deemed to include a disclosure made in a press release reported by a national news service, in a document filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act or in a notice pursuant to the applicable rules of an exchange on which the securities of the Corporation are listed.

“Qualified Representative” of a stockholder means a person who is a duly authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to the Secretary to act for such stockholder as proxy at a specified meeting of stockholders.  The Qualified Representative must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

“Questionnaire” means, as to each person whom a Proposing Stockholder proposes to nominate for election or reelection to the Board, a director’s and officers’ questionnaire in the form provided by the Corporation pursuant to Section 1.11(a)(ii) and signed by such proposed nominee.

“Representation and Agreement” means, in connection with any nomination or other business proposed by a Proposing Stockholder to be brought before a meeting of stockholders, written representations and agreements in the form provided by the Corporation pursuant to Section 1.11(a)(ii), and signed by, as applicable, the Proposing Stockholder, each proposed nominee and any other person by whom or on whose behalf the nomination or other proposal is being made that:

(a)          each of the applicable persons (including the Proposing Stockholder and any proposed nominee) will update and supplement the information described in Section 1.11 from time to time to the extent necessary so that such information shall be true and correct (i) as of the record date for determining the stockholders entitled to notice of the applicable meeting and (ii) as of the date that is the tenth business day prior to such meeting or any adjournment or postponement thereof.  Any such update and supplement shall be delivered in writing to the Secretary in accordance with an Acceptable Delivery Method not later than the fifth business day following the record date for determining the stockholders entitled to notice of the meeting (in the case of any update and supplement required to be disclosed as of the record date) and not later than the eighth business day prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of the tenth business day prior to the meeting or adjournment or postponement thereof);

(b)          each of the applicable persons (including the Proposing Stockholder and any proposed nominee) will provide to the Corporation such other information and certifications as it may reasonably request, including any information required or requested by the Corporation’s subsidiaries, or required, requested or expected by banking or other regulators;

(c)          each of the applicable persons (including the Proposing Stockholder and any proposed nominee) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and that do not and will not omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(d)          each of the applicable persons (including the Proposing Stockholder and any proposed nominee) agrees to comply with all applicable law, rules and regulations in connection with the nomination, solicitation and election, as applicable (including Rule 14a-19 under the Exchange Act);

(e)          the proposed nominee will comply with the Corporation’s processes for evaluating any person being considered for nomination to the Board, including, at the reasonable request of the Governance and Nominating Committee of the Board, meet with the Governance and Nominating Committee to discuss matters relating to the nomination of such proposed nominee to the Board, including the information provided by such proposed nominee to the Corporation in connection with such person’s nomination and such proposed nominee’s eligibility to serve as a member of the Board;

(f)          the proposed nominee consents to the running of a background check in accordance with the Corporation’s policy for prospective directors and will provide any information requested by the Corporation that is necessary to run such background check;

(g)          the proposed nominee, if elected to serve as a member of the Board, (i) agrees to comply with applicable state and federal law (including applicable fiduciary duties under state law), the rules of any stock exchange on which any Corporation Securities are traded, and all of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and (ii) would be in compliance with any such policies and guidelines that have been publicly disclosed;

(h)          the proposed nominee is not and will not become a party to (i) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, (ii) any agreement, arrangement or understanding with any person or entity as to how the proposed nominee would vote or act on any issue or question as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (iii) any Voting Commitment that could reasonably be expected to limit or interfere with the proposed nominee’s ability to comply, if elected as a director of the Corporation, with fiduciary duties under applicable law;

(i)           the proposed nominee (i) intends to serve the full term for which he or she is standing for election if nominated by the Board and elected by the stockholders, and (ii) consents to being named in any proxy statement, associated proxy card or other proxy materials; and

(j)           the proposed nominee’s candidacy or, if elected, membership on the Board, would not violate applicable state or federal law or the rules of any stock exchange upon which any Corporation Securities are traded.

“SEC” means the Securities and Exchange Commission.

“Short Interest” shall mean any agreement, arrangement, understanding or relationship (including any repurchase or so called “stock borrowing” agreement or arrangement) the effect or intent of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any Corporation Securities or manage risk with respect to any Corporation Securities, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any Corporation Securities.

“Stockholder Information” means as to any Proposing Stockholder:

(a)          whether such person is providing the notice at the request of a beneficial holder of any Corporation Securities;

(b)          the name and record address of such person and, as applicable, the beneficial holder (including, if applicable, as they appear on the Corporation’s books and records);

(c)          (i) the class and series and number of shares of Corporation Securities which are, directly or indirectly, owned beneficially or of record by such person or, as applicable, the beneficial holder and (ii) the dates such Corporation Securities were acquired;

(d)          a complete and accurate description of all Derivative Instruments or Short Interests owned, held or entered into by or on behalf of such person or, as applicable, the beneficial owners;

(e)          a complete and accurate description of any agreement, arrangement or understanding pursuant to which such person or, as applicable, the beneficial owner has received any financial assistance, funding or other consideration from any other person with respect to the investment by such person in the Corporation;

(f)          a complete and accurate description of any agreement, arrangement or understanding that has been made, the effect or intent of which is to increase or decrease the voting power of such person or, as applicable, the beneficial owner with respect to any Corporation Securities, without regard to whether such transaction is required to be reported on a Schedule 13D in accordance with the Exchange Act;

(g)          a complete and accurate description of all agreements, arrangements and understandings between or among (i) such person and any Interested Persons or (ii) such person or any Interested Persons and any other person (naming each such person) in connection with or related to the proposed nomination or other business to be brought at the meeting, including without limitation (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such person has the right to vote any Corporation Securities; and (B) any other agreements that would be required to be disclosed by such person or any other person pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder giving the notice or any Interested Person or other person);

(h)          any material interest of such person or, as applicable, the beneficial owner in the proposed nomination or other business to be brought at the meeting;

(i)           a representation from such person as to whether such person or any beneficial owner on whose behalf such person is acting intends or is part of a group (providing the name and address of each participant) which intends (i) to deliver a proxy statement to and/or form of proxy with holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each proposed nominee, (ii) otherwise to solicit proxies in support of such proposed nomination or other business, and/or (iii) to solicit the holders of the Corporation’s shares in accordance with Rule 14a-19 under the Exchange Act;

(j)           a representation from such person that such person (i) is, and will at the time of such meeting, be a holder of record of Corporation Securities entitled to vote at such meeting, that (ii) intends to vote such Corporation Securities at such meeting, and (iii) intends to appear in person at, or send a Qualified Representative to, such meeting to make such proposed nomination or present such other proposed business, as applicable, before such meeting; and

(k)          the completed Representation and Agreement in the form provided by the Corporation pursuant to Section 1.11(a)(ii) with respect to such person and, as applicable, the beneficial owner.

“Supermajority Board Vote” means the affirmative vote of at least 75% of the total number of directors of the Board.

Exhibit 10.1

SEPARATION AGREEMENT

by and among

GREEN DOT CORPORATION,

GREEN DOT OPCO, LLC,

and

COMPASS SUB NORTH, INC.

Dated as of November 23, 2025

-i-

-ii-

-iii-

Exhibits
Exhibit A:	Form of Transition Services Agreement
Exhibit B:	Form of Master Services Agreement

Schedules
Schedule I:	Business Assets
Schedule II:	Business Liabilities
Schedule III:	Excluded Assets
Schedule IV:	Excluded Liabilities
Schedule V:	Certain MSA Terms
Parent Disclosure Schedule

-iv-

SEPARATION AGREEMENT

This SEPARATION AGREEMENT (this “Agreement”), dated as of November 23, 2025, is by and among Green Dot Corporation, a Delaware corporation (“Parent”), Green Dot OpCo, LLC, a Delaware limited liability company (“Purchaser”), and Compass Sub North, Inc., a Delaware corporation (“New CommerceOne”).

RECITALS

WHEREAS, New CommerceOne and Parent desire to sell and transfer, and Purchaser desires to purchase, the LLC Interests, pursuant to which Purchaser will acquire the Business (including by way of acquiring the Business Assets and assuming the Business Liabilities), in each case subject to the terms and conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent is entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), with CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), New CommerceOne, Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of New CommerceOne (“Merger Sub One”) and Compass Sub West, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of New CommerceOne (“Merger Sub Two”), pursuant to which, among other things, immediately prior to the consummation of the Conversion, Distribution and Sale of the Business contemplated hereby, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned Subsidiary of New CommerceOne and (ii) Merger Sub Two will merge with and into Parent, with Parent surviving as a direct, wholly-owned Subsidiary of Compass Sub Northwest, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”) (such mergers, the “Mergers”), subject to the terms and conditions set forth in the Merger Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Equity Investors or their affiliates (the “Guarantors”) have duly executed and delivered to Parent a guaranty, dated as of the date of this Agreement, in favor of Parent (the “Limited Guaranty”);

WHEREAS, concurrently with the execution of this Agreement, certain stockholders of CommerceOne have executed and delivered to Parent a Support Agreement (the “Support Agreement”), pursuant to which such stockholders have agreed to, among other things, certain limitations on the transfer of their shares of common stock of CommerceOne and to vote to approve the Merger Agreement and in favor of the transactions contemplated thereby; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1           Defined Terms.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Parent Bank, New CommerceOne or any of their respective Affiliates and (b) none of Parent Bank, New CommerceOne nor any of their respective Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Merger Agreement, the Transition Services Agreement, the Master Services Agreement, the Equity Commitment Letter (and the Subscription Agreements referred to therein and the letter agreement entered into in connection therewith), the Limited Guaranty, the Confidentiality Agreements, the Support Agreement, any certificate delivered pursuant to Section 9.2(d) or Section 9.3(c), and the Assignment and Assumption Agreement, if applicable.

“Bank Benefit Plan” shall mean each Benefit Plan that is (a) sponsored or maintained by Parent Bank or (b) maintained solely and exclusively for the benefit of employees of the Retained Businesses.

“Benefit Plan” shall mean each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, equity-based, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, practices, arrangements or remuneration of any kind, whether or not funded and whether or not in writing, with respect to which Parent or any Subsidiary or the Business, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA, is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Parent or any of its Subsidiaries for the benefit of any Business Employee or current or former service provider of a Transferred Entity, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the business, operations, products, services and activities of Parent and its Subsidiaries, other than the Retained Businesses, and shall include the business, operations, products, services and activities of providing program management, issuing support, stored-value or wallet, processing, gateway, fraud or risk and related payments services, as conducted by Parent and its Subsidiaries (other than Parent Bank) prior to the Closing.  For the avoidance of doubt, the “Business” shall not include the Retained Businesses, and the Retained Businesses shall not, directly or indirectly, be transferred to Purchaser in connection with the Sale.

“Business Assets” shall have the meaning given to such term in Schedule I hereto.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean each individual employed (a) by a Transferred Entity, other than each such employee who has devoted a majority of his or her working time to one or more Retained Businesses in the twelve (12) months prior to the date of this Agreement, or (b) by Parent Bank who has devoted a majority of his or her working time to the Business in the twelve (12) months prior to the date of this Agreement, including the individuals set forth on Section 1.1(a) of the Parent Disclosure Schedule, in each case, except as mutually agreed by Parent and Purchaser prior to the Closing, including as contemplated by Section 7.12(b).

“Business Employee List” shall mean a document setting forth, for each Business Employee, (a) such individual’s name or identification number, (b) such individual’s job title, (c) such individual’s hiring date, (d) such individual’s classification status, including whether the individual is classified as exempt or non-exempt for wage and hour purposes under applicable U.S. Laws, (e) whether such individual is part-time or full-time, (f) such individual’s annual base salary or wage rate, (g) such individual’s target commission or other short-term incentive opportunity (on a plan-by-plan basis), (h) estimates of any statutory or contractual severance obligations, (i) whether such individual is employed by one of the Transferred Entities or Parent Bank, and, if by a Transferred Entity, the name of the Transferred Entity, (j) such individual’s work location, (k) whether such employee is currently on leave (and if on leave, the type of leave and anticipated date of return), (l) such individual’s visa status, if applicable (including type of visa, sponsoring entity, and expiration date), and (m) such individual’s accrued but unused vacation and paid time off amounts, as it may be updated from time to time to reflect actions permitted under the terms of this Agreement.

“Business Financial Information” shall mean (a) the audited consolidated balance sheets of Parent as of December 31, 2024 and December 31, 2023 and the related audited consolidated statements of comprehensive income and loss and consolidated statements of cash flows for the fiscal years then ended and (b) the unaudited consolidated balance sheet of Parent as of September 30, 2025 and the related unaudited consolidated statement of comprehensive income and loss for the nine-month period then ended.

“Business Liabilities” shall have the meaning given to such term in Schedule II hereto.

“Business Material Adverse Effect” shall mean any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, results of operations or financial condition of the Business taken as a whole, provided, however, that, with respect to this clause (i), Business Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which the Business operates or in which any of the Transferred Entities operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Business or the Transferred Entities, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events, (E) public disclosure of the transactions contemplated hereby or by the Merger Agreement (including any effect on the Business’s relationships with its customers, vendors or employees), (F) any stockholder litigation arising out of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby that is brought or threatened against Parent, the Business or any of the Transferred Entities or Parent’s Board of Directors from and following the date of this Agreement and prior to the Closing or actions expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of Purchaser or New CommerceOne in contemplation of the transactions contemplated hereby or thereby or (G) a decline in the trading price of Parent’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of the Business, taken as a whole, as compared to other companies in the industry in which the Business operates or (ii) the ability of Parent to timely perform its obligations under this Agreement and consummate the transactions contemplated hereby, including the Sale.

“Cash” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, checks, negotiable instruments, marketable securities and securities and brokerage accounts (including deposits in transit), in each case of such Person as of such time.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“CommerceOne Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of June 19, 2025, by and between Parent and CommerceOne Bank.

“CommerceOne Group” shall mean New CommerceOne and its Subsidiaries (other than the Transferred Entities), after giving effect to the Mergers, the Conversion, the Distribution and the Sale.

“Competition Laws” shall mean any local, state, domestic, federal, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade means.

“Confidentiality Agreements” shall mean (a) the Smith Confidentiality Agreement and (b) the CommerceOne Confidentiality Agreement.

“Contract” shall mean any written and legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit or Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Environmental Laws” shall mean any federal, state, local or foreign Law relating to the protection of the environment or to human health or safety (in the case of human health or safety, as it relates to exposure to Hazardous Substances).

“Equity Award Obligations” shall mean all cash amounts to be paid to the Business Employees in respect of the Vesting PSU Awards and Vesting RSU Awards.

“Equity Award Tax Obligations” shall mean the employer portion of any employment or payroll Taxes relating to the payment of the Green Dot Merger Consideration (as defined in the Merger Agreement) in respect of the Vesting PSU Awards and Vesting RSU Awards.

“Excluded Assets” shall have the meaning given to such term in Schedule III hereto.

“Excluded Liabilities” shall have the meaning given to such term in Schedule IV hereto.

“Financing Parties” means (a) each Person (including each agent and arranger) that commits to provide Purchaser or any of its Subsidiaries the Debt Financing pursuant to the Debt Commitment Letter, or has otherwise entered into agreements in connection with the Debt Financing (including any Alternative Financing), including any parties to any commitment letters, joinder agreements, credit agreements or other definitive documentation for the Debt Financing, together with their respective successors and assigns and Affiliates, and (b) the officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members and partners of the Persons identified in clause (a) in each case, in their respective capacities as such; provided that neither Purchaser nor any Affiliate thereof shall be a Financing Party.

“Former Business Employee” shall mean each former employee of (a) Parent Bank who devoted a majority of his or her working time to the Business as of his or her last date of employment with Parent Bank, or (b) any of the Transferred Entities.

“Fraud” means actual common law fraud (as opposed to any fraud claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory) under Delaware law with respect to the representations and warranties set forth in Article III, Article IV or Article V, as applicable.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, self-regulatory organization, court, tribunal, judicial body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, or agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substance” shall mean any substance listed, defined, designated or classified as hazardous, toxic, or radioactive, or otherwise regulated, under any Environmental Law, including any petroleum or any derivative or byproduct thereof, asbestos, or asbestos-containing material, or polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” shall mean any and all intellectual property rights arising anywhere in the world, whether registered or unregistered, including intellectual property rights in or to, or arising from, any of the following:  (a) all patents and patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions; (b) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and similar designations of origin (“Marks”); (c) domain names and social media handles; (d) copyrights, and any equivalent rights in works of authorship (including rights in software or databases as a work of authorship); and (e) trade secrets and other rights in know-how, data, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons.

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean all information technology systems, infrastructure, and assets, including (a) computer hardware, servers, workstations, mobile devices, networking and telecommunications equipment, (b) software, applications, platforms, and tools (whether owned, licensed, or software-as-a-service), (c) databases and data storage systems, (d) websites, portals, and related internet properties, (e) networks, cloud computing services, and hosted environments, and (f) all related documentation, source code and object code.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other similar encumbrances.  For the avoidance of doubt, licenses, covenants not to sue and similar rights granted with respect to Intellectual Property are not “Liens” as defined hereunder.

“Losses” shall mean all losses, damages, Taxes, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), incurred or suffered by an Indemnified Party, in each case excluding the items set forth in Section 11.7.

“Master Services Agreement” shall mean the Master Services Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto, as it may be amended from time to time.

“Merger Effective Time” shall have the meaning given to the term “First Effective Time” in the Merger Agreement.

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree of any Governmental Entity.

“Parent Transaction Expenses” means all fees, costs and expenses of brokers, finders, outside counsel, financial advisors, accountants, consultants and other professional advisors incurred by Parent or any of its Subsidiaries at or prior to the Closing in connection with the Sale Process, the negotiation, execution, performance or consummation of this Agreement, the Merger Agreement and the other Ancillary Agreements and the transactions contemplated hereby and thereby.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents, or orders of, or filings with, any Governmental Entity.  For the avoidance of doubt, Permits shall not include licenses of Intellectual Property.

“Permitted Liens” shall mean:  (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (b) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without material penalty; (c) Liens disclosed on or reflected in the Parent Reports; (d) defects or imperfections of title or other Liens not materially interfering with the ordinary conduct of the Business as a whole; (e) leases, subleases and similar agreements with respect to the Business Leased Real Property; (f) Liens listed in the applicable title insurance policies, and any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business as a whole; (g) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property; (h) zoning, building and other similar restrictions; (i) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which Parent or the Transferred Entities have easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole; (j) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (k) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property; (l) Liens created under federal, state or foreign securities Laws; and (m) licenses, covenants not to sue and similar rights granted with respect to Intellectual Property.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Personal Data” shall mean all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other reasonably available information or data, is capable of identifying an individual) that is regulated or protected by one or more federal or state Laws, statutes or regulations concerning the privacy or security of personal data of or concerning an individual or the subject of applicable data protection or security Laws.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement including to consummate the Sale.

“Retained Businesses” shall mean the businesses, operations, products, services and activities of Parent Bank as conducted by Parent Bank prior to the Closing, including the businesses, operations, products, services and activities set forth on Section 1.1(b) of the Parent Disclosure Schedule.

“Sale Process” shall mean all matters relating to the review of strategic alternatives with respect to Parent and its Subsidiaries and the sale of Parent or the Business, and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of Parent or the Business or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Ancillary Agreements.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Smith Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of April 22, 2025, by and between Parent and Smith Ventures, LLC.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of New CommerceOne or any of New CommerceOne’s Affiliates.

“Tax” (and with a correlative meaning, “Taxable”) shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, customs, tariffs, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Proceeding” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, contest, litigation, dispute, claim or other proceeding in respect (in whole or in part) of any Taxes.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any amendment thereof.

“Transferred Entity” shall mean Parent and each of its Subsidiaries other than Parent Bank.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is not a Bank Benefit Plan.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto, as it may be amended from time to time.

“Used” means, with respect to any asset of Parent or any of its Subsidiaries, that such asset is primarily or exclusively used in the operation or conduct of the Business.

Section 1.2           Other Definitions.  The following terms shall have the meanings defined in the Section indicated:

Term	Section

Agreement	Preamble
Alternative Financing	6.10(c)
Approvals	6.9(b)
Assignment and Assumption Agreement	2.2(b)(i)(B)
Business Assets	Schedule I
Business Books and Records	Schedule I
Business Current Assets	Schedule I
Business Indebtedness	Schedule II
Business IT Systems	Schedule I
Business Leased Real Property	Schedule I
Business Leases	Schedule I
Business Liabilities	Schedule II
Business Permits	Schedule I
Business Prepaids	Schedule I
Closing Date	2.2(a)
CommerceOne	Recitals
CommerceOne Consolidated Group	8.1(b)

CommerceOne Parties	11.1(b)
Commingled Contracts	6.4(a)
Commitment Letters	4.6(c)
Continuation Period	7.2
controlled by	Definition of control, 1.1
controlling party	6.4(a)
Conversion	2.1
Covered Insurance Policies	6.17
Current Representation	12.13(a)
Debt Commitment Letter	4.6(b)
Debt Financing	4.6(b)
Definitive Agreements	6.10(a)
Delayed Asset	6.9(b)
Designated Person	12.13(a)
DGCL	2.1
Distribution	2.1
DLLCA	2.1
DRE Election	8.7
Enforceability Exceptions	3.3
Equity Commitment Letter	4.6(c)
Equity Financing	4.6(c)
Equity Investors	4.6(c)
ERISA	Definition of Benefit Plan, 1.1
Excluded Assets	Schedule III
Excluded Contracts	Schedule III
Excluded Liabilities	Schedule IV
Excluded Taxes	Schedule IV
FDIC	3.4
Financing	4.6(c)
Financing Amounts	4.6(g)
FINRA	3.4
Guarantors	Recitals
Indemnified Party	11.4(a)
Indemnifying Party	11.4(a)
Legal Restraint	9.1(b)
Lenders	4.6(b)
Limited Guaranty	Recitals
LLC Interests	Schedule I
Marks	Definition of Intellectual Property, 1.1
Merger	Recitals
Merger Agreement	Recitals
Merger Sub One	Recitals
Merger Sub Two	Recitals
Merger Sub Two Holdco	Recitals
MIP	7.9
MSA Schedules	6.16

New CommerceOne Reimbursement Obligations	6.19
NYSE	3.4
Parent	Preamble
Parent Bank	2.1
Parent Bank Employee	7.1
Parent Common Stock	7.8(a)
Parent Disclosure Schedule	Article III
Parent Indemnified Parties	6.12(a)
Parent PSU Award	7.8(a)
Parent Reports	Article III
Parent RSU Award	7.8(b)
Parent Tax Records	Schedule I
Post-Closing Representation	12.13(a)
Pre-Closing Transfers	6.9(a)
Premium Cap	42
Prohibited Modifications	6.10(b)
Proposed Allocation	8.6(a)
Proxy Statement	3.4
Purchase Price	2.2(b)(ii)(A)
Purchased Interests	Schedule I
Purchaser	Preamble
Purchaser Parties	11.1(b)
Purchaser Related Parties	10.2(e)
Purchaser Termination Fee	10.2(b)
Requisite Parent Vote	3.3
S-4	3.4
Sale	2.1
Separation Financial Information	2.3
Shared Reimbursement Liabilities	6.19
Shared Service Providers	7.12(b)
Specified Business Contracts	Schedule I
Specified Date	10.1(b)(i)
Specified Liabilities	6.19
Support Agreement	Recitals
Tail Policy	6.12(c)
Tangible Personal Property	Schedule I
Taxable	Definition of Tax, 1.1
Termination Date	10.1(b)(i)
Third Party Claim	11.4(a)
Transaction Litigation	6.18
Transfer Taxes	8.4
Transferred Business Employee	7.1
Transferred Intellectual Property	Schedule I
Transferred Personnel Records	Schedule I
Transferred Tangible Personal Property	Schedule I
Transitional Marks	6.14

TSA Schedules	6.15
under common control with	Definition of control, 1.1
Vesting PSU Award	7.8(a)(i)
Vesting RSU Award	7.8(b)(i)

ARTICLE II

THE SALE

Section 2.1           Sale and Purchase of the Payment Business.  Upon the terms and subject to the conditions set forth in this Agreement, (a) immediately following the Mergers, Parent will convert into a limited liability company pursuant to Section 266 of the Delaware General Corporation Law (the “DGCL”) and Section 18-214 of the Delaware Limited Liability Company Act (the “DLLCA”) (such conversion, the “Conversion”) and, as a result of the Conversion, Parent will become a disregarded entity for U.S. federal income tax purposes, (b) immediately following the Conversion, Parent will distribute the stock of Parent Bank, a Utah-chartered bank and wholly owned Subsidiary of Parent (“Parent Bank”), to Merger Sub Two Holdco (the “Distribution”), (c) immediately following the Distribution and subject to Section 6.9, New CommerceOne shall transfer, convey, assign and deliver to Purchaser, or cause to be transferred, conveyed, assigned and delivered to Purchaser, and Purchaser shall purchase and acquire, all of New CommerceOne’s and its Subsidiaries’ right, title and interest in and to the Business Assets, free and clear of all Liens (other than Permitted Liens) (the “Sale”) and (d) in connection with the Sale, Purchaser shall, or shall cause one or more of its Subsidiaries (including, following the Closing, the Transferred Entities) to, assume, pay, satisfy, discharge, perform and fulfill when due all Business Liabilities.  Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that New CommerceOne and its Affiliates (other than the Transferred Entities) shall (x) retain, and Parent and its applicable Subsidiaries will transfer out of the Transferred Entities prior to the Closing, the Excluded Assets, and (y) retain and be responsible for the Excluded Liabilities to the extent held by any of them.

Section 2.2           Closing.

(a)          Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur concurrently with the closing of the transactions contemplated by the Merger Agreement, and the Sale shall occur only if the Merger Effective Time, the Conversion and the Distribution occur immediately prior thereto, and will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) Business Days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article IX hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and Purchaser.  The date on which the Closing occurs is referred to as the “Closing Date.”

(b)          At the Closing:

(i)           New CommerceOne shall (or shall cause its Subsidiaries to):

(A)         deliver to Purchaser customary evidence of the assignment of the LLC Interests;

(B)         to the extent any Business Asset (other than the LLC Interests) or Business Liability is not held by a Transferred Entity, deliver to Purchaser a counterpart of an Assignment and Assumption Agreement providing for, subject to Section 6.9, the transfer of all of Parent’s and its Subsidiaries’ right, title and interest as of the Closing in and to the Business Assets (other than the Purchased Interests and LLC Interests) and the assumption by Purchaser of the Business Liabilities in accordance with and subject to this Agreement, by and among New CommerceOne and/or its applicable Subsidiaries and Purchaser, in customary form (the “Assignment and Assumption Agreement”), duly executed by New CommerceOne or its applicable Subsidiaries;

(C)         deliver to Purchaser the certificate required to be delivered pursuant to Section 9.2(d);

(D)         deliver to Purchaser a duly executed IRS Form W-9;

(E)         deliver to the other parties hereto a duly executed counterpart to each of the Ancillary Agreements (other than the Merger Agreement, Confidentiality Agreements, Equity Commitment Letter, Limited Guaranty, Support Agreement and any other Ancillary Agreement entered into substantially concurrently with entry into this Agreement) to which any member of the CommerceOne Group is a party.

(ii)         Purchaser shall:

(A)         in accordance with Section 6.20, deliver to New CommerceOne (or to one or more of New CommerceOne’s designees) by wire transfer, at an account or accounts designated by New CommerceOne (or by such Affiliate) at least three (3) Business Days prior to the Closing, immediately available funds in an aggregate amount of $690,000,000 (the “Purchase Price”);

(B)         to the extent any Business Asset (other than the LLC Interests) or Business Liability is not held by a Transferred Entity, deliver to New CommerceOne a counterpart of the Assignment and Assumption Agreement, duly executed by Purchaser;

(C)         deliver to Parent the certificate required to be delivered pursuant to Section 9.3(c); and

(D)         deliver to the other parties hereto a duly executed counterpart to each of the Ancillary Agreements (other than the Merger Agreement, Confidentiality Agreements, Equity Commitment Letter, Limited Guaranty, Support Agreement and any other Ancillary Agreement entered into substantially concurrently with the entry into this Agreement) to which Purchaser or any of its Affiliates is a party.

(iii)        Parent shall:

(A)         deliver to Purchaser a copy of a duly executed IRS Form 8832 evidencing the DRE Election; and

(B)         deliver to the other parties hereto a duly executed counterpart to each of the Ancillary Agreements (other than the Merger Agreement, Confidentiality Agreements, Equity Commitment Letter, Limited Guaranty, Support Agreement and any other Ancillary Agreement entered into substantially concurrently with this Agreement) to which any Transferred Entity is a party.

Section 2.3           Separation Financial Information.  Schedule 2.3 of the Parent Disclosure Schedule sets forth a pro forma balance sheet of Parent Bank as of September 30, 2025 reflecting the parties’ expectation of the allocation of assets and liabilities of Parent Bank as if the Sale had occurred on September 30, 2025 (the “Separation Financial Information”).  For the avoidance of doubt, the Separation Financial Information is intended to be illustrative and demonstrate, on a pro forma basis, the pro forma allocation of assets and Liabilities between Parent Bank, on the one hand, and Purchaser and the Transferred Entities, on the other hand, as provided in this Agreement, and is not a guarantee as to actual amounts or the amounts or applicability of any accounting adjustments.

Section 2.4           Withholding.  Notwithstanding anything in this Agreement to the contrary, Purchaser and any other applicable withholding agent shall each be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law; provided, however, that except with respect to amounts in the nature of compensation, Purchaser shall use commercially reasonable efforts to provide advance notice to any Person whose payment is subject to deduction or withholding to permit such Person to reduce or eliminate any such deduction or withholding in accordance with applicable Law.  To the extent that amounts are so deducted or withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in (a) the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC since December 31, 2022 and prior to the date of this Agreement (the “Parent Reports”) and to the extent relating to the Business (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature) or (b) the disclosure schedule delivered to Purchaser concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:

Section 3.1           Organization and Qualification.  Each Transferred Entity is a legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization.  Each Transferred Entity has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  As of the date hereof, Section 3.1 of the Parent Disclosure Schedule sets forth a list of all Transferred Entities.

Section 3.2           Capitalization of the Transferred Entities.  The Purchased Interests are, and at the time of the Sale, the LLC Interests will be, duly authorized, validly issued, and, to the extent applicable, fully paid and non-assessable and owned by Parent or a Subsidiary thereof (in the case of the Purchased Interests) or Merger Sub Two Holdco (in the case of the LLC Interests), free and clear of all Liens, except Permitted Liens.  Except for the Purchased Interests, there are no equity interests of the Transferred Entities (other than Parent) issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other equity interests in the Transferred Entities (other than Parent) or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Transferred Entities (other than Parent), and no securities evidencing such rights are issued or outstanding.  Parent or one of its Subsidiaries has good and valid title to the Purchased Interests, free and clear of all Liens, except Permitted Liens.  At the time of the Sale, (i) except for the LLC Interests, there will be no equity interests of Parent issued or outstanding, and there will be no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other equity interests in Parent or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of Parent, and (ii) Merger Sub Two Holdco will have good and valid title to the LLC Interests, free and clear of all Liens, except Permitted Liens.

Section 3.3           Authority Relative to this Agreement.  Parent has all necessary corporate or similar power and authority to execute, deliver, and, upon the adoption of the Merger Agreement and the transactions contemplated by this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of common stock of Parent (the “Requisite Parent Vote”), consummate the transactions contemplated by this Agreement in accordance with the terms hereof.  This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser and New CommerceOne, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

Section 3.4           Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent for the execution, delivery and performance by Parent of this Agreement or by Parent or any Subsidiary thereof of the Ancillary Agreements to which it is a party or the consummation by Parent or any Subsidiary thereof of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act; (b) the filing by Parent with the SEC of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by New CommerceOne in connection with the transactions contemplated by the Merger Agreement and this Agreement (the “S-4”) and the declaration of effectiveness of the S-4; (c) the filing of any required applications, filings and notices, as applicable, with the New York Stock Exchange (the “NYSE”); (d) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and approval of such applications, filings and notices; (e) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices; (f) the filing of any required applications, filings or notices with any state banking or financial authorities listed on Section 3.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices; (g) the filing of any required applications, filings and notices, as applicable, with the Federal Deposit Insurance Corporation (“FDIC”) and approval of such applications, filings and notices; (h) the filing of the CommerceOne Certificates of Merger, Green Dot Certificate of Merger and Upstream Certificates of Merger (as such terms are defined in the Merger Agreement) and certificates of conversion with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law and the Secretary of State of the State of Alabama pursuant to the Alabama Business and Nonprofit Entities Code, as applicable; (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of common stock of New CommerceOne pursuant to the Merger Agreement and the approval of the listing of such common stock of New CommerceOne on the NYSE; or (j) any such filings, notices, permits, authorizations, registrations, consents or approvals required in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  Assuming compliance with the items described in clauses (a) through (j) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Parent or the Ancillary Agreements by Parent or any applicable Affiliate thereof, nor the consummation by Parent or any Affiliate thereof of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent or any Subsidiary thereof is a party and that is material to the Business, taken as whole, or (iii) violate any Law applicable to Parent or any Transferred Entity or any of their respective properties or assets, except, in the case of the preceding clause (ii) or this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  A list of material Permits Used in the Business as of the date hereof is set forth on Section 3.4 of the Parent Disclosure Schedule.

Section 3.5           Litigation.  There is no Action outstanding, pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  Neither Parent nor any of its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.6           Sufficiency of Assets.  At the Closing, (a) after giving effect to the Ancillary Agreements and the Pre-Closing Transfers and (b) assuming all Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement have been obtained and the transactions contemplated by this Agreement and the Merger Agreement have occurred in accordance with the terms of this Agreement and the Merger Agreement, the Transferred Entities will own or have the right to use (including by means of ownership or rights pursuant the Specified Business Contracts and the applicable Ancillary Agreements) all of the assets, properties and rights (excluding any Commingled Contracts) Used in the Business immediately following the Closing in substantially the same manner in all material respects as conducted by Parent and its Subsidiaries as of the date hereof.  Except as would not, individually or in the aggregate, be material to the Business and Transferred Entities, taken as a whole, the Transferred Entities will (assuming all Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement have been obtained and the transactions contemplated by this Agreement and the Merger Agreement have occurred in accordance with the terms of this Agreement and the Merger Agreement) have as of the Closing good and valid title to, or in the case of leased assets, have valid leasehold interests in, or other legal rights to possess and use, all of the Business Assets, free and clear of all Liens, other than Permitted Liens.

Section 3.7           Brokers.  With the exception of Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any of the Transferred Entities in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) would have any Liability.

Section 3.8           No Other Representations or Warranties; No Reliance.  Parent acknowledges and agrees that except for the representations and warranties contained in Article IV, Article IV of the Merger Agreement and in the other Ancillary Agreements, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its representatives by or on behalf of Purchaser.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser hereby represents and warrants to Parent as follows:

Section 4.1           Organization and Qualification.  Purchaser is a limited liability company and each Affiliate of Purchaser that is a party to any Ancillary Agreement is a legal entity, in each case duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization, and Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2           Authority Relative to this Agreement.  Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.  No vote or other approval of the stockholders or equity holders of Purchaser or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser or its Affiliates, the rules or requirements of any securities exchange, or otherwise.  This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent and New CommerceOne, will constitute, and the Ancillary Agreements when executed and delivered by Purchaser or its applicable Affiliates, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by New CommerceOne, Parent or their Affiliate, as applicable, will constitute, a valid, legal and binding agreement of Purchaser and its applicable Affiliates, enforceable against Purchaser and such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3           Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser or its Affiliates, as applicable, of this Agreement or the Ancillary Agreements or the consummation by Purchaser or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act; (b) compliance with any Permits relating to the Business; or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals required in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by Purchaser or its Affiliates, as applicable, nor the consummation by Purchaser or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Purchaser or its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates is a party or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of the preceding clause (ii) or this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4           Litigation.  There is no Action outstanding, pending or, to the knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Parent or any of its Subsidiaries would have any Liability.

Section 4.6           Financing.

(a)          Purchaser will have at the Closing all funds necessary for the satisfaction of all of Purchaser’s obligations under this Agreement and the Ancillary Agreements, including the payment of the Purchase Price, and any fees and expenses of or payable by Purchaser, Purchaser’s Affiliates or the Transferred Entities, and for any repayment or refinancing of any outstanding indebtedness of Purchaser and/or the Transferred Entities contemplated by, or required in connection with the transactions described in, this Agreement and the Ancillary Agreements.

(b)          Purchaser is a party to and has accepted a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits and schedules thereto, the “Debt Commitment Letter”), from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein.  The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(c)          Purchaser is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among certain equity investors (the “Equity Investors”) and Purchaser (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the cash amount set forth therein.  The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.”  The Equity Financing and the Debt Financing are collectively referred to as the “Financing.”

(d)          The Equity Commitment Letter provides that (i) Parent is an express third party beneficiary of, and is entitled to enforce, the Equity Commitment Letter, (ii) each of the Equity Investors and Purchaser has waived any defenses related to the adequacy of money damages, the appropriateness of specific performance or the enforceability of such third party beneficiary rights and (iii) the Equity Investors and Purchaser will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by Parent of such third party beneficiary rights on the basis that there is an adequate remedy at law.

(e)          Purchaser has delivered to Parent a true, complete and correct copy, as of the date hereof, of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that would not in any event affect the conditionality, enforceability, availability, termination or amount of the Financing.

(f)          Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Equity Investors and the Lenders to provide the Equity Financing or the Debt Financing or any contingencies that would permit the Equity Investors or the Lenders to reduce the aggregate principal amount of the Financing. As of the date hereof, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Purchaser as of the date hereof have knowledge that any Equity Investor or Lender will not perform its obligations thereunder.  There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters or the Financing that would affect the availability, conditionality, enforceability, termination or amount of the Financing.

(g)          The Financing, when funded in accordance with the Commitment Letters, shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements and the Commitment Letters on the Closing Date, including the payment of the Purchase Price, and any fees and expenses of or payable by Purchaser, Purchaser’s Affiliates or the Transferred Entities, and for any repayment or refinancing of any outstanding indebtedness of Purchaser, any of its Subsidiaries and/or the Transferred Entities contemplated by, or required in connection with the transactions described in, this Agreement, the Ancillary Agreements or the Commitment Letters (such amounts, collectively, the “Financing Amounts”).

(h)          The Commitment Letters constitute the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, all the other parties thereto and are in full force and effect.  As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Purchaser or, to the knowledge of Purchaser, any other party thereto under the terms and conditions of the Commitment Letters.  As of the date hereof, Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the full amount of the Financing will not be available to Purchaser on the Closing Date.  Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due.  As of the date hereof, the Commitment Letters have not been modified, amended or altered and will not be modified, amended or altered at any time through the Closing without Parent’s prior written consent, except as permitted by Section 6.10(b) (with any such modification, amendment or alteration promptly notified in writing to Parent), and, as of the date hereof, none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Purchaser, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated.

(i)          In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

Section 4.7           Limited Guaranty.  The Guarantors have delivered to Parent a true, complete and correct copy of the executed Limited Guaranty.  The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Guarantors in favor of Parent, enforceable by Parent in accordance with its terms.  The Guarantors are not in default or breach under the terms and conditions of the Limited Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty.

Section 4.8           Solvency.  As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 9.2(a), (a) each of Purchaser and the Transferred Entities will be able to pay their indebtedness and Liabilities (whether direct, subordinated, contingent or otherwise), as such indebtedness and Liabilities become absolute and matured; (b) the then present fair saleable value of the assets of each of Purchaser and the Transferred Entities, on a consolidated basis, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness as such Liabilities and indebtedness become absolute or matured; (c) the assets of each of Purchaser and the Transferred Entities, at a fair valuation, will exceed their respective probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness; and (d) each of Purchaser and the Transferred Entities will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.  The transactions contemplated by this Agreement are not being made and no obligation is being incurred by Purchaser or any of its Affiliates in connection with such transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Parent or any of their Affiliates.

Section 4.9           Investment Decision.  Purchaser is acquiring the Purchased Interests and LLC Interests for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the Purchased Interests or LLC Interests.  Purchaser acknowledges that the Purchased Interests and LLC Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Purchased Interests and LLC Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.10         Independent Investigation.  Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its representatives.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Parent, the Transferred Entities, their respective Affiliates or any of their respective representatives (except the representations and warranties of Parent expressly set forth in Article III and Article III of the Merger Agreement).  Purchaser hereby acknowledges and agrees that none of Parent, the Transferred Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any Liability to Purchaser resulting from the distribution to Purchaser, or Purchaser’s use of, any information relating to Parent, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or in any other form in connection with the transactions contemplated by this Agreement.  Purchaser further acknowledges that no representative of Parent, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the Ancillary Agreements and subject to the limited remedies herein or therein provided.  Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Section 4.11         Investments.  None of Purchaser or any of its Affiliates, or any entities that would be deemed affiliates of Purchaser pursuant to the HSR Act, has an interest greater than five percent (5%) in a Person that owns, controls or operates a business engaged in any of the lines of business in which the Business is engaged; provided that, with respect to Purchaser, entities that would be deemed affiliates of Purchaser pursuant to the HSR Act shall include any Person, trust, investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, Purchaser or any of its Affiliates, and any portfolio company or similar asset in which such Person or any of its Affiliates has a greater than five percent (5%) investment.  There is no fact relating to Purchaser’s or any of its Affiliates’ businesses, operations, financial condition or legal status that would or would reasonably be expected to:  (a) prevent or prohibit the obtaining of, impose any material delay in the obtaining of or increase the risk of not satisfying any of the conditions set forth in Article IX or (b) have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.12         No Other Representations or Warranties; No Reliance.  Purchaser acknowledges (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) and agrees that except for the representations and warranties of Parent or its Affiliates contained in Article III or Article III of the Merger Agreement, none of Parent nor any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Parent, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, the Equity Investors, the Guarantors or its other Affiliates or any of their respective representatives by or on behalf of Parent or any Affiliate or representative thereof.  Purchaser (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof, the Business, the Business Assets or the Business Liabilities, except as expressly set forth in Article III or Article III of the Merger Agreement.  Purchaser (on behalf of itself, the Equity Investor, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of Parent nor any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investor, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Businesses, the Excluded Assets or the Excluded Liabilities.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF NEW COMMERCEONE

New CommerceOne hereby represents and warrants to Parent and Purchaser as follows:

Section 5.1           Organization and Qualification.  New CommerceOne is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and it has all requisite corporate power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of New CommerceOne to timely perform its obligations under this Agreement, including to consummate the Sale.

Section 5.2           Authority Relative to this Agreement.  New CommerceOne has all necessary corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party in accordance with the terms hereof and thereof.  Other than the affirmative vote of the holders of shares representing a majority of the outstanding shares of the common stock of New CommerceOne (or, following the Mergers, in the case of Parent and its Subsidiaries, as set forth in Section 4.2), no vote or other approval of the stockholders or equity holders of New CommerceOne or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of New CommerceOne or its Affiliates, the rules or requirements of any securities exchange, or otherwise.  This Agreement has been duly and validly executed and delivered by New CommerceOne, and, assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, will constitute, and the Ancillary Agreements to which it is a party when executed and delivered by Purchaser or its applicable Affiliates, and, assuming the due authorization, execution and delivery of such Ancillary Agreements by Purchaser or its applicable Affiliate, will constitute, a valid, legal and binding agreement of New CommerceOne and its applicable Affiliates, enforceable against New CommerceOne and such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.  At the Closing, the Ancillary Agreements to be executed and delivered by New CommerceOne or its applicable Affiliate at the Closing will be duly and validly executed and delivered by New CommerceOne or its applicable Affiliate, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of New CommerceOne or its applicable Affiliate, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 5.3           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from New CommerceOne in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) would have any Liability.

Section 5.4           No Other Representations or Warranties; No Reliance.  Purchaser acknowledges (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) and agrees that except for the representations and warranties of New CommerceOne or its Affiliates contained in Article V or Article IV of the Merger Agreement, none of New CommerceOne nor any Affiliate thereof, or any other Person or entity on behalf of New CommerceOne or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, New CommerceOne, Parent the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, the Equity Investors, the Guarantors or its other Affiliates or any of their respective representatives by or on behalf of New CommerceOne or any Affiliate or representative thereof.  Purchaser (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of New CommerceOne or any Affiliate thereof, or any other Person or entity on behalf of New CommerceOne or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of New CommerceOne, Parent, the Transferred Entities or any Affiliates thereof, the Business, the Business Assets or the Business Liabilities, except as expressly set forth in Article V or Article IV of the Merger Agreement.  Purchaser (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of New CommerceOne nor any Affiliate thereof, or any other Person or entity on behalf of New CommerceOne or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Businesses, the Excluded Assets or the Excluded Liabilities.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1           Access to Books and Records.

(a)          After the date of this Agreement until the Closing, and subject to the requirements of applicable Law and Section 6.1(b), Parent shall, and shall cause the Transferred Entities to, afford to representatives of Purchaser reasonable access, upon reasonable request and notice and solely in furtherance of the transactions contemplated by this Agreement, to the books and records of the Transferred Entities (solely to the extent related to the Business) during normal business hours consistent with applicable Law and in accordance with the procedures established by Parent to prepare the Transferred Entities for transition to Purchaser at the Closing and Purchaser’s acceptance of the Transferred Entities, Business Assets, Business Liabilities and Business Employees at Closing; provided that none of Parent or the Transferred Entities shall be required to make available Business Employee personnel files until after the Closing Date; provided, further, that Parent and the Transferred Entities shall not be required to make available medical records, workers’ compensation records, the results of any drug testing or other sensitive or personal information if doing so would reasonably be expected to result in a violation of applicable Law.  Purchaser shall indemnify and hold Parent Bank and its Affiliates harmless against any Liabilities arising out of or relating to any transfer requested by or on behalf of Purchaser or its Affiliates of any such personnel files.

(b)          Purchaser agrees that any access granted under Section 6.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates.  Purchaser and its Affiliates and its and their respective representatives shall not communicate with any of the employees of Parent or its Affiliates without the prior written consent of Parent, which consent shall not be unreasonably withheld.  Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if such access or disclosure would (i) jeopardize or forfeit the attorney-client, work product or other applicable legal privilege or protection of such party, (ii) contravene any Laws, contracts or obligation of confidentiality, (iii) include information concerning the valuation of the Business or the Sale Process or (iv) include information that Parent reasonably determines is competitively sensitive; provided that Parent or its Affiliates, as applicable, shall use reasonable best efforts to provide Purchaser with access to any such information in a manner that would not reasonably be expected to result in the foregoing clauses (i)-(iv).  In the event that any information shared pursuant to Section 6.1(a) does result in the disclosure of such information described in clauses (i)-(ii) of the immediately preceding sentence, then (x) Purchaser shall, upon discovering that the disclosure occurred, promptly notify Parent of such disclosure, use reasonable efforts to preserve the confidentiality of such information, promptly return all such information, including any copies or extracts thereof, to Parent, and not retain any copies or extracts thereof and (y) such disclosure shall not be deemed to be a waiver of any attorney-client, work product or other applicable legal privilege or protection, which shall be retained by Parent or its Affiliate, as applicable.

(c)          At and after the Closing, Purchaser shall, and shall cause its Subsidiaries to, afford New CommerceOne and its Affiliates and their respective representatives, during normal business hours, upon reasonable notice, consistent with applicable Law, access to the books, records, properties and employees of each Transferred Entity and the Business to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, Taxes, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 6.8) and SEC or other Governmental Entity reporting obligations; provided that nothing in this Agreement shall limit any rights of discovery of New CommerceOne or its Affiliates.

(d)          Except as otherwise required by applicable Law, Purchaser agrees to hold, and to cause the applicable Transferred Entities to hold, all the books and records (including Tax books and records) of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law, and thereafter, if any of them desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to New CommerceOne.

Section 6.2           Confidentiality.  The parties expressly agree that, notwithstanding any provision of the Smith Confidentiality Agreement to the contrary, the terms of the Smith Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect; provided that to the extent not already a direct party thereto, Purchaser assumes the Smith Confidentiality Agreement and agrees to be bound by the provisions thereof applicable to Smith Ventures, LLC.  The parties expressly agree that, notwithstanding any provision of the Smith Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Smith Confidentiality Agreement as incorporated herein shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the parties to amend the Smith Confidentiality Agreement accordingly.

Section 6.3           Required Actions.

(a)          Purchaser, New CommerceOne and Parent shall, and shall cause their Affiliates to, use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to cause all conditions set forth in Article IX to be satisfied and to consummate and make effective in the most expeditious manner possible the Sale, the Mergers and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate the Sale and the other transactions contemplated by this Agreement, (ii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Purchaser, New CommerceOne or Parent or any of their respective Affiliates in connection with the Sale, the Mergers and the other transactions contemplated by this Agreement and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale, the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.  Neither Purchaser, New CommerceOne nor Parent shall, and each shall cause its Affiliates not to, take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article IX, including acquiring or agreeing to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or pursue or engage in any merger, business combination, consolidation, acquisition, sale or similar transaction with any other Person, or agreeing to, soliciting, offering, proposing or recommending any of the foregoing, to the extent it would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article IX.  For avoidance of doubt, any action taken by New CommerceOne or Parent or their respective Affiliates pursuant to and consistent with the terms of the Merger Agreement shall not be deemed a breach of the foregoing.

(b)          Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser, New CommerceOne and Parent shall each keep the other apprised of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement, including the expiration or termination of the waiting period applicable to the Sale and the other transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws, and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity relating to the completion of the Sale and the other transactions contemplated by this Agreement.  In that regard, each party shall (i) promptly provide any information and assistance as the other party may reasonably request with respect to all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity in connection with this Agreement, the Sale, the Mergers and the other transactions contemplated by this Agreement, and (ii) promptly inform the other party to this Agreement, and, if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from or to any Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity.  Neither Purchaser, New CommerceOne nor Parent shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any proceeding or Action by a private party relating to the HSR Act or any other applicable Competition Laws in connection with this Agreement or the Sale, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.  Notwithstanding the foregoing, Purchaser, New CommerceOne and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel only.”  Such designated materials provided by Purchaser to Parent or New CommerceOne, New CommerceOne to Purchaser or Parent or by Parent to Purchaser or New CommerceOne pursuant to this Section 6.3, and the information contained therein, shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser, New CommerceOne or Parent, as the case may be); it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business or the Sale Process, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable privilege concerns.

(c)          Purchaser, New CommerceOne and Parent shall file or cause to be filed, any required notifications under the HSR Act as promptly as practicable, but in any event no later than thirty days after the date of this Agreement, and will supply as promptly as practicable any additional information and documentary materials that may be required or advisable and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable.

(d)          Purchaser, New CommerceOne and Parent shall, and shall cause their Affiliates to, use their respective reasonable best efforts (including agreeing to amendments to this Agreement or any Ancillary Agreement) to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale, the Mergers and the other transactions contemplated by this Agreement under any applicable Law, including the HSR Act and any other applicable Competition Laws.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging this Agreement, the Sale or the other transactions contemplated by this Agreement as violative of any applicable Law, including the HSR Act or any other applicable Competition Laws, Purchaser, New CommerceOne and Parent shall jointly (to the extent practicable) use their reasonable best efforts to initiate and participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity that would prevent, delay or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity the effect of which would be to block consummation of the Sale or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale or the other transactions contemplated by this Agreement resulting from any such Action.  Notwithstanding the foregoing, nothing contained in this Section 6.3(d) shall be deemed to require (1) Parent or New CommerceOne or any of their respective Affiliates to take, and neither Parent nor New CommerceOne or any of their respective Affiliates shall be permitted (without the written consent of the other) to take, any action, or commit to take any action, that (A) would reasonably be expected to have a material adverse effect on New CommerceOne and its Subsidiaries, taken as a whole, after giving effect to the Mergers, the Conversion, the Distribution, the Sale and other transactions contemplated by this Agreement and the Merger Agreement, or (B) is not conditioned on the Closing or (2) Purchaser or any of its Affiliates to take any action, or commit to take any action, that (A) would reasonably be expected to have a Business Material Adverse Effect after giving effect to the Sale and other transactions contemplated by this Agreement, or (B) is not conditioned on the Closing.

(e)          Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party so as to cause the conditions in Article IX to be satisfied so as to enable the Closing to occur as promptly as practicable.  Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity in order to obtain any consent, finding of suitability, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 6.3, other than the fees of and payments to Parent’s legal and professional advisors.

Section 6.4           Commingled Contracts.

(a)          Parent and Purchaser acknowledge that Parent and its Affiliates (including the Transferred Entities) are parties to certain Contracts (collectively, the “Commingled Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses; provided that in no event shall Commingled Contracts include any enterprise-wide Contracts or Contracts with respect to off-the-shelf software, or Contracts the benefits of which are delivered under the Ancillary Agreements.  With respect to each of the Commingled Contracts, during the period prior to Closing and for six (6) months following the Closing, Parent, prior to the Closing, and Purchaser and the Transferred Entities, after the Closing, shall reasonably cooperate with Parent Bank and its Affiliates and use their reasonable best efforts, to the extent reasonably within the control of Parent or its Affiliates, prior to the Closing, or Purchaser and the Transferred Entities, after the Closing, and at no cost to Parent or its Affiliates, prior to the Closing, or Purchaser and the Transferred Entities, after the Closing, to assist Parent Bank and its Affiliates in procuring services from the counterparty or counterparties to each such Commingled Contract, which may include apportioning such Commingled Contract or assisting Parent Bank and its Affiliates with entering into a new agreement with such counterparty or counterparties, on the one hand, and Parent Bank or one or more of its Affiliates, on the other hand, pursuant to which Parent Bank and/or its Affiliates will receive the applicable benefits currently available under such Commingled Contract that relate to the Retained Businesses and assume the related burdens and obligations; provided, however, that in no event shall any party be required to assign or amend, either in its entirety or in part, any Commingled Contract that is not assignable or cannot be amended, as applicable, by its terms without obtaining one or more consents or approvals unless such consents or approvals are obtained.  Until assignment, Parent, prior to the Closing, or Purchaser and the Transferred Entities, after the Closing, shall not amend or terminate any Commingled Contract in a manner adverse to Parent Bank or the Retained Businesses.

(b)          Notwithstanding anything to the contrary contained herein, subject to Section 6.9, (i) Parent Bank, Purchaser and their respective Affiliates shall not have any further obligation with respect to any third party consents that are not obtained prior to the Closing Date and (ii) none of Parent Bank, Purchaser or their respective Affiliates shall have any obligation to make any payments or incur any Liability or offer or grant any concession or accommodation (financial or otherwise) or commence or participate in any Action in order to obtain any consents or approvals of third parties or effect the transfers or arrangements contemplated by this Section 6.4, and neither Parent Bank nor any of its Affiliates, on the one hand, or Purchaser nor any of its Affiliates, on the other hand, shall have any Liability whatsoever to Purchaser or any of its Affiliates or Parent Bank or any of its Affiliates, as applicable, arising out of or relating to the failure to obtain any such consents or approvals, and the failure to receive any such consents or approvals or to effect any such transfers or arrangements shall not be taken into account with respect to whether any condition to the Closing set forth in Article IX shall have been satisfied.

Section 6.5           Public Announcements.  Purchaser, New CommerceOne and Parent agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties.  Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.5.

Section 6.6           Intercompany Accounts.  At or prior to the Closing, all intercompany accounts, except for those accounts governed by an Ancillary Agreement or listed on Section 6.6 of the Parent Disclosure Schedule, between Parent Bank, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated in such a manner as Parent shall determine in its sole discretion. For the avoidance of doubt, intercompany accounts solely between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing.

Section 6.7           Termination of Intercompany Arrangements.

(a)          Effective at or prior to the Closing, other than any intercompany arrangement governing the intercompany accounts governed by Section 6.6, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by Parent Bank, on the one hand, and any Transferred Entity on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any member of the CommerceOne Group, on the one hand, and any Transferred Entity on the other hand), (ii) any Contracts to which any third party is a party (including the Commingled Contracts) and (iii) the other arrangements, understandings or Contracts listed in Section 6.7 of the Parent Disclosure Schedule.

(b)          Except to the extent provided to the contrary in Section 6.6 or this Section 6.7, effective as of the Closing, Purchaser, on behalf of itself and its Affiliates, including the Transferred Entities, hereby releases New CommerceOne and each of its Affiliates (including Parent Bank) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the operations of the Transferred Entities prior to the Closing, or relating to or arising out of Parent’s or its Affiliates’ ownership or operation of the Transferred Entities, except for any obligation pursuant to the provisions of this Agreement or the Ancillary Agreements and any arrangements, understandings or Contracts set forth in Section 6.6 or Section 6.7 of the Parent Disclosure Schedule.

(c)          Except to the extent provided to the contrary in Section 6.6 or this Section 6.7, effective as of the Closing, New CommerceOne, on behalf of itself and its Affiliates (including Parent Bank), hereby releases Purchaser and each of its Affiliates (including the Transferred Entities) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the ownership or operations of the Transferred Entities prior to the Closing, except for any obligation pursuant to the provisions of this Agreement or the Ancillary Agreements and any arrangements, understandings or Contracts set forth in Section 6.6 or Section 6.7 of the Parent Disclosure Schedule.

Section 6.8           Litigation Support.

(a)          From and after the Closing, New CommerceOne (or an applicable member of the CommerceOne Group) shall assume and be responsible for managing, and shall have the authority to manage, the defense or prosecution, as applicable, and resolution (including settlement) of, any Action the Liabilities related to which are solely Excluded Liabilities.  From and after the Closing, Purchaser (or one of its Subsidiaries) shall assume and be responsible for managing, and shall have the authority to manage, the defense or prosecution, as applicable, and resolution (including settlement) of, any Action the Liabilities related to which are solely Business Liabilities.  From and after the Closing, New CommerceOne (or an applicable member of the CommerceOne Group) and Purchaser (or one of its Subsidiaries) shall cooperate reasonably in managing the defense or prosecution, as applicable, and resolution (including settlement) of, any Action the Liabilities related to which include both Excluded Liabilities and Business Liabilities.

(b)          In the event and for so long as (x) Parent Bank or any of its Affiliates or (y) Purchaser or any of its Affiliates (such party, the “controlling party”) is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (a) any transactions contemplated under this Agreement or any Ancillary Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, Purchaser or Parent Bank, as applicable, shall, and shall cause its Subsidiaries (including the Transferred Entities) and Affiliates (and its and their officers, employees, and representatives) to, cooperate with the controlling party and its counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that (i) any reasonable out-of-pocket costs incurred in providing such cooperation shall be reimbursed by the controlling party and (ii) such cooperation does not unreasonably interfere with the conduct of the Business; provided, further, that this Section 6.8(b) shall not apply in respect of any proceedings, or threatened proceedings, between Parent Bank and Purchaser.

(c)          Without limiting the foregoing, the parties shall use their commercially reasonable efforts to cooperate and consult to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions against each party, or such party’s Affiliates, in respect of which New CommerceOne, Parent Bank or their respective Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, may have Liabilities or may possess relevant information, other than an Action by a party (or such party’s Affiliates) against another party (or such party’s Affiliates).

(d)          Upon the reasonable request of Parent, New CommerceOne or Purchaser, in connection with any Action as to which cooperation contemplated by this Section 6.8 is requested or provided, the applicable parties will enter into a mutually acceptable common interest agreement so as to maintain, to the extent appropriate and practicable, any applicable attorney-client privilege or work product immunity, or other privilege, immunity or protection of any such party.

(e)          Notwithstanding anything in this Section 6.8 to the contrary, Transaction Litigation shall be managed in accordance with and subject to Section 6.18 and not this Section 6.8.

Section 6.9           Pre-Closing Transfers; Misallocated Assets and Misdirected Payments.

(a)          Notwithstanding anything to the contrary in this Agreement, but subject to Section 12.7, at or prior to the Closing, Parent shall use its commercially reasonable efforts to contribute, convey, transfer, assign and deliver, or cause to be contributed, conveyed, transferred, assigned and delivered (i) to one or more of the Transferred Entities the Business Assets (other than the LLC Interests) and the Business Liabilities that are not owned, held or assumed by one of the Transferred Entities, and (ii) from the Transferred Entities to Parent Bank the Excluded Assets and the Excluded Liabilities that are owned, held or assumed by a Transferred Entity (all such actions pursuant to this Section 6.9(a), collectively, the “Pre-Closing Transfers”).

(b)          To the extent that any Pre-Closing Transfers shall not have been consummated at or prior to the Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article IX, and the parties shall use commercially reasonable efforts to effect such transfers as promptly following the Closing as shall be practicable.  Notwithstanding anything else in this Agreement to the contrary, this Agreement and the Ancillary Agreements shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer any Business Assets or Excluded Assets or any claim or right or any benefit arising thereunder or resulting therefrom as to which consent or approval from any Person other than Parent or any of its Affiliates or, after the Closing, New CommerceOne or any of its Affiliates (including any and all licenses to be granted by, and any and all consents and approvals of, Governmental Entities) to the assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof (collectively, “Approvals”) is required but has not been obtained (such asset, a “Delayed Asset”); provided that none of Parent Bank, Purchaser or any of their respective Affiliates shall have any obligation to make any payments or incur any Liability or offer or grant any concession or accommodation (financial or otherwise) or commence or participate in any Action with respect to any Delayed Asset, or have any Liability whatsoever to the other party hereto or any of its Affiliates, arising out of or relating to the failure to effect any transfers with respect to the Delayed Assets, and the failure to effect any such transfers (in and of itself) shall not be taken into account with respect to whether any condition to the Closing set forth in Article IX shall have been satisfied.  Upon obtaining the requisite Approvals, unless otherwise provided in any Ancillary Agreement, such Delayed Asset shall be automatically transferred and assigned to (i) the relevant Transferred Entity or such other Person designated by Purchaser (in the case of any Business Asset) in writing or (ii) Parent Bank or such other Person designated by New CommerceOne (in the case of any Excluded Asset) in writing without additional consideration therefor effective as of the Closing.

(c)          From and after the Closing until such time as (i) New CommerceOne or its applicable Affiliate transfers any Business Asset or Business Liability to Purchaser or an Affiliate thereof as required pursuant to and in accordance with the terms of this Section 6.9, or (ii) Purchaser or its applicable Affiliate transfers any Excluded Asset or Excluded Liability to one or more members of the CommerceOne Group as required pursuant to and in accordance with the terms of this Section 6.9, the applicable party hereto shall, and shall cause its Subsidiaries to, use reasonable best efforts to, in each case, subject to the terms of the Ancillary Agreements, cooperate in any arrangement, reasonable and lawful as to New CommerceOne and Purchaser, so that all the benefits and burdens relating to such asset or Liability are to inure from and after the Closing to Purchaser or a Transferred Entity (in the case of any Business Asset or Business Liability) or one or more members of the CommerceOne Group (in the case of any Excluded Asset or Excluded Liability).

(d)          Subject to Section 6.9(b), if, at any time and from time to time following the Closing, any right, property or asset which is an Excluded Asset is found to have been transferred to or retained, held or owned, directly or indirectly, by Purchaser, the Transferred Entities or their Affiliates, or Purchaser, any Transferred Entity or any of their Affiliates is, directly or indirectly, subject to or otherwise liable or responsible for, any Excluded Liability, (i) Purchaser shall transfer, or cause the applicable Transferred Entity or its applicable Affiliate to transfer, without further consideration, such Excluded Asset (free and clear of all Liens, other than Permitted Liens) or Excluded Liability to the applicable member of the CommerceOne Group, and (ii) New CommerceOne shall, or shall cause the applicable member of the CommerceOne Group to, accept and assume, without further consideration, such Excluded Asset or Excluded Liability, as applicable, in each case as soon as practicable.  Subject to Section 6.9(b), if, at any time and from time to time following the Closing, any right, property, asset which is a Business Asset is found to have been transferred to or retained, held or owned, directly or indirectly, by a member of the CommerceOne Group, or any member of the CommerceOne Group is, directly or indirectly, subject to or otherwise liable or responsible for, any Business Liability, (i) New CommerceOne shall transfer, or cause the applicable member of the CommerceOne Group to transfer, without further consideration, such Business Asset (free and clear of all Liens, other than Permitted Liens) or Business Liability to Purchaser or its applicable Affiliate and (ii) Purchaser shall, or shall cause its applicable Affiliate to, accept and assume, without further consideration, such Business Asset or Business Liability, as applicable, in each case as soon as practicable.  Except as otherwise provided in this Agreement or the Ancillary Agreements, following the Closing, (i) if any payments due with respect to the Business or to the extent relating to any Business Assets, or which otherwise constitute a Business Asset, are paid to any member of the CommerceOne Group, New CommerceOne shall, or shall cause the applicable member of the CommerceOne Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses or to the extent relating to any Excluded Assets, or which otherwise constitute an Excluded Asset, are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by New CommerceOne.

Section 6.10         Financing.

(a)          Purchaser shall, and shall cause each of its Subsidiaries to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof.  In furtherance and not in limitation of the foregoing, Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letters as promptly as possible but in any event prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein and without any Prohibited Modification, (iii) satisfying on a timely basis all conditions in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder, (iv) enforcing its rights under the Commitment Letters and (v) if the conditions to the Financing have been satisfied, drawing upon and consummating the Financing at or prior to the time at which the Sale is required to be consummated.  Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letters and the Definitive Agreements in a timely and diligent manner.

(b)          Neither Purchaser nor any of its Subsidiaries shall, without the prior written consent of Parent:  (i) permit, consent to or agree to any amendment, replacement, supplement or modification to, or waiver of any provision or remedy under the Equity Commitment Letter; (ii) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Debt Commitment Letter or the Definitive Agreements if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Debt Financing, (C) adversely affects the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement or (E) adds lenders, lead arrangers, syndication agents or similar entities, unless such entities are of similar creditworthiness as the Financing Parties that have executed the Debt Commitment Letter as of the date hereof (the effects described in clauses (A) through (E), collectively, the “Prohibited Modifications”); or (iii) terminate or cause the termination of the Commitment Letters or any Definitive Agreement.  Purchaser shall promptly deliver to Parent copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters or Definitive Agreements.

(c)          In the event that any portion of the Financing becomes unavailable (other than as a result of a replacement thereof permitted as set forth below), regardless of the reason therefor, Purchaser shall (i) promptly notify Parent in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any Prohibited Modifications or conditions to the consummation thereof that are more onerous than those set forth in Debt Commitment Letter as of the date hereof; provided that, notwithstanding the foregoing, it is agreed that Purchaser shall not have any obligation to pay any fees or economics (including in respect of rate, call premium, fees or similar amounts) in excess of what it was obligated to pay under the original Debt Commitment Letter as in effect on the date of this Agreement.  Purchaser shall provide Parent with prompt oral and written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof.  Purchaser shall inform Parent in reasonable detail on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing.  The foregoing notwithstanding, compliance by Purchaser with this Section 6.10 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available.  To the extent Purchaser obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 6.10 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

(d)          From the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with Section 10.1, Parent shall use its reasonable best efforts to provide, and shall cause the Transferred Entities to use reasonable best efforts to provide, customary cooperation to the extent reasonably requested by Purchaser in writing and necessary for the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates and that neither Parent nor any of its Affiliates will have any obligation to prepare pro forma financial information or post-closing financial information); it being understood that Parent shall have satisfied the obligations set forth in this sentence if Parent shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided and it being understood that such reasonable best efforts shall include (i) furnishing Purchaser with Business Financial Information; (ii) promptly executing and delivering to Purchaser, at least four (4) Business Days prior to the Closing Date, all documentation and other information with respect to the Parent and the Transferred Entities that is required in connection with the Debt Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and the requirements of 31 C.F.R. §1010.230 in each case as reasonably requested by Purchaser at least nine (9) Business Days prior to the Closing Date; (iii) facilitating the preparation, execution and delivery of any guarantee, pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser (it being understood that such documents shall only be effective at Closing), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the financing contemplated by any Debt Commitment Letter and (iv) arranging for customary payoff letters and related lien terminations and instruments of discharge to be delivered at Closing.  The foregoing notwithstanding, none of Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.10 that could:  (i) require Parent, the Transferred Entities or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement; (ii) cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates; (iii) require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation (including any obligation under any agreement, certificate, document or instrument) in connection with the Debt Financing; (iv) cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability; (v) conflict with the organizational documents of Parent or any of its Affiliates or any Laws; (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party; (vii) require Parent or any of its Affiliates to provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Parent or any of its Affiliates; (viii) require the delivery of any opinion of counsel or (ix) require Parent or any of its Affiliates to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice.  Nothing contained in this Section 6.10 or otherwise shall require Parent or any of its Affiliates at any time or any Transferred Entity prior to the Closing to be an issuer or other obligor with respect to the Debt Financing.  Purchaser shall (x) promptly upon request by Parent, reimburse Parent or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation; provided that, without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not be required to reimburse Parent or any of its Affiliates for any amounts in excess of $50,000 in the aggregate, and (y) indemnify, reimburse and hold harmless Parent and its Affiliates and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Purchaser or its representatives pursuant to this Section 6.10 and any information used in connection therewith (other than information provided in writing by Parent or any of its Affiliates specifically in connection with Parent’s obligations pursuant to this Section 6.10).

(e)          For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.10 represent the sole obligation of Parent and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser or its Affiliates with respect to the Sale, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.  In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser, any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

(f)           All non-public or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its representatives pursuant to this Section 6.10 shall be kept confidential in accordance with the Confidentiality Agreements.

(g)          Notwithstanding anything to the contrary in this Agreement, Parent or any Transferred Entity’s breach of any of the covenants required to be performed by it under this Section 6.10 will not be considered in determining the satisfaction of the condition set forth in Section 9.2(b) unless such breach is a willful breach and is the direct cause of Purchaser being unable to obtain the proceeds of the Debt Financing at Closing.

Section 6.11          Conduct of the Business Prior to the Closing.

 (a)          During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Merger Agreement, required by law or as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), or to the extent related to the Excluded Assets, the Excluded Liabilities or the Retained Businesses, Parent shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (iii) take no action that would reasonably be expected to adversely affect or delay the ability of Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

(b)          During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Merger Agreement or as required by Law, or to the extent related to the Excluded Assets, the Excluded Liabilities or the Retained Businesses, Parent shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i)          other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(ii)         sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary of Parent, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(iii)        except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Parent;

(iv)        in each case except for transactions in the ordinary course of business, terminate, materially amend or waive any material provision of any Specified Business Contract, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Parent, or enter into any Specified Business Contract that is material to the Business;

(v)         except as required under applicable Law or the terms of any Benefit Plan existing as of the date hereof, as applicable, (A) enter into, establish, adopt, materially amend or terminate any Transferred Entity Benefit Plan, or any arrangement that would be a Transferred Entity Benefit Plan if in effect on the date hereof, other than with respect to arrangements (I) not related to Business Employees or (II) that are broad-based health or welfare plans (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost to a Transferred Entity of the benefits under any Transferred Entity Benefit Plan, (B) increase the compensation or benefits payable to any Business Employee or current or former service provider of the Transferred Entities, other than the payment of cash incentive compensation for completed performance periods based upon actual corporate performance, the actual performance of such Business Employee and, if applicable, such Business Employee’s business, in the ordinary course of business consistent with past practice, (C) accelerate the vesting of any equity or equity-based awards or other compensation to any Business Employee or current or former service provider of the Transferred Entities, (D) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, other than entry into standard offer letters or employment agreements with new hires that are permitted to be hired pursuant to clause (G) below in the ordinary course of business consistent with past practice, (E) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Transferred Entity Benefit Plan, (F) terminate the employment or services of any Business Employee at the level of vice president or above, other than for cause, or implement or announce any reductions-in-force, closures or other personnel actions that would trigger WARN, or (G) hire or promote any Business Employee at or to the level of vice president or above (other than, subject to prior consultation with Purchaser, as a replacement hire or promotion for a departure occurring in the ordinary course of business receiving substantially similar terms of employment and levels of compensation);

(vi)        grant to any Business Employee any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, grant any Business Employee any right to acquire any securities of Parent or Transferred Entity or issue any securities of Parent or Transferred Entity to any Business Employee, except pursuant to the settlement of Parent RSU Awards or in accordance with their terms or the purchase of shares of common stock of Parent in accordance with the terms of Parent’s Employee Stock Purchase Plan;

(vii)       (A) negotiate, become a party to, establish, adopt, amend, commence participation in, terminate or enter into any collective bargaining agreement or other agreement with a labor union, works council or other labor organization or employee representative, or (B) recognize or certify any labor union, works council or other labor organization or employee representative or group of employees as the bargaining representative for any Business Employee;

(viii)      except as expressly permitted under this Agreement (A) change the duties of any (y) Business Employee such that he or she is no longer a Business Employee or (z) any other employee of Parent or its Affiliates such that he or she would become a Business Employee, or (B) transfer any (y) Business Employee out of the Transferred Entities or (z) employee who is not a Business Employee into the Transferred Entities;

(ix)        enter into any waiver or release of any non-competition or material non-solicitation, nondisparagement, nondisclosure, non-interference, confidentiality, or other material restrictive covenant obligation of any Business Employee, Former Business Employee, or current or former individual non-employee service provider of any the Transferred Entities or the Business;

(x)         settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to Parent, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the Business or any Transferred Entities;

(xi)        amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(xii)       implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;

(xiii)      enter into any new material line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law, regulation or policies imposed by any Governmental Entity;

(xiv)      other than the DRE Election, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(xv)       (A) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire for cash, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any securities of Parent or its Subsidiaries, except, in each case, subject to clause (B) below, dividends paid by any Subsidiaries of Parent to Parent or any of its wholly owned Subsidiaries; (B) pay or otherwise transfer any Cash that at the Closing would constitute Transferred Cash to (I) Parent Bank if the result of such payment or transfer is that such Cash would not constitute Transferred Cash at the Closing or (II) any third party if such payment or transfer relates exclusively or primarily to the Retained Businesses, except in the case of clause (B), in the ordinary course of business consistent with past practice or to the extent required by applicable Law; or (C) restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, in each case in any manner that could reasonably be expected to materially increase the amount of Cash required by applicable Law to be held or reserved by any member of the CommerceOne Group or the Retained Businesses;

(xvi)       voluntarily fail to maintain, terminate, cancel or materially change coverage under any insurance policy of Parent or its Subsidiaries, or fail to pay premiums or report known claims under such insurance policies in a timely manner; or

(xvii)      agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 6.11.

Section 6.12         Directors’ and Officers’ Indemnification.

(a)          For a period of six (6) years after the Closing, Purchaser and its Subsidiaries (including, after the Closing, the Transferred Entities) shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable Law) such persons are indemnified as of the date of this Agreement by Parent or any of its Subsidiaries pursuant to Parent’s certificate of incorporation, Parent’s bylaws, the governing or organizational documents of any Subsidiary of Parent and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.12(a) of the Parent Disclosure Schedule, each present and former director, officer or employee of any of the Transferred Entities and their Subsidiaries (in each case, when acting in such capacity) (collectively, the “Parent Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising out of or pertaining to the fact that such person is or was a director, officer or employee of any of the Transferred Entities or any of their Subsidiaries and pertaining to matters or facts existing or occurring at or prior to the Closing, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, any Parent Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Parent Indemnified Party is not entitled to indemnification.

(b)          The provisions of this Section 6.12 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Parent Indemnified Party and his or her heirs and representatives, each of whom shall be express third-party beneficiaries of this Section 6.12.  If Purchaser or any of the Transferred Entities or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, Purchaser and the Transferred Entities will cause proper provision to be made so that the successors and assigns of Purchaser and the Transferred Entities will expressly assume the obligations set forth in this Section 6.12.  The obligations of Purchaser and the Transferred Entities or any of its successors under this Section 6.12 shall not be terminated or modified after the Closing in a manner so as to adversely affect any Parent Indemnified Party or any other person entitled to the benefit of this Section 6.12 without the prior written consent of the affected Parent Indemnified Party or affected person.

(c)          Parent shall obtain at or prior to the Merger Effective Time a six (6)-year “tail” policy (the “Tail Policy”) under Parent’s existing directors’ and officers’ insurance policy providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured with respect to claims against the present and former officers and directors of Parent and any of its Subsidiaries arising from facts or events which occurred at or before the Closing; provided, however, that Parent shall not be obligated to expend an amount in excess of 300% of the current annual premium paid as of the date hereof by Parent for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at a premium equal to the Premium Cap.

Section 6.13         Background Licenses.

(a)          Effective as of the Closing Date, New CommerceOne, on behalf of itself and the CommerceOne Group, hereby grants to Purchaser and the Transferred Entities a non-exclusive, non-transferable (except as set forth in Section 6.13(c)), non-sublicensable (except as set forth in Section 6.13(d)), royalty-free, fully paid-up, perpetual, irrevocable, worldwide license to or under all Intellectual Property (excluding Marks, domain names and social media handles) owned by any member of the CommerceOne Group as of the Closing that is used or practiced in the conduct of the Business as of the Closing, solely to operate the Business (including to make, have made, sell, offer to sell, import, copy, reproduce, perform, display, distribute, practice, make derivative works of, and otherwise use and exploit the products and services of the Business) and natural evolutions thereof.

(b)          Effective as of the Closing Date, Purchaser, on behalf of itself and the Transferred Entities, hereby grants to the CommerceOne Group a non-exclusive, non-transferable (except as set forth in Section 6.13(c)), non-sublicensable (except as set forth in Section 6.13(d)), royalty-free, fully paid-up, perpetual, irrevocable, worldwide license to or under all Transferred Intellectual Property (excluding Marks, domain names and social media handles) used or practiced in the conduct of any Retained Businesses as of the Closing, solely to operate any Retained Businesses (including to make, have made, sell, offer to sell, import, copy, reproduce, perform, display, distribute, practice, make derivative works of, and otherwise use and exploit the products and services of any Retained Businesses) and natural evolutions thereof.

(c)          Each of Purchaser (and the Transferred Entities) and the CommerceOne Group, as licensees of the rights granted under Section 6.13(a) and Section 6.13(b), respectively, may assign its rights or delegate its obligations under this Section 6.13, in whole or in part (i) to a Person, including an Affiliate, that acquires all or any material portion of the business to which the license relates (including by operation of Law, merger, reorganization, acquisition, sale or otherwise), or (ii) to an acquiror in connection with any sale, divestiture or spin-off of all or substantially all of the assets of the business to which the license relates.

(d)          Each of Purchaser (and the Transferred Entities) and the CommerceOne Group, as licensees, may sublicense the rights granted to it under Section 6.13(a) or Section 6.13(b), respectively, to (i) their respective Affiliates (only for the period that such entities remain Affiliates), (ii) third party service providers solely for the purpose of providing products or services to or on behalf of the Purchaser or Transferred Entities or the CommerceOne Group, as applicable, in furtherance of their respective businesses (i.e., with respect to Purchaser and the Transferred Entities, the Business (and its natural evolutions)), and with respect to the CommerceOne Group, the Retained Businesses (and their natural evolutions) in the ordinary course, and (iii) to customers and end-users of the services of the Purchaser or Transferred Entities or the CommerceOne Group, solely for their use of products or services provided as part of their respective businesses (i.e., with respect to Purchaser and the Transferred Entities, the Business (and its natural evolutions), and with respect to the CommerceOne Group, the Retained Businesses (and their natural evolutions)) in the ordinary course.

Section 6.14         Transitional Trademark License.  Effective as of the Closing Date, Purchaser, on behalf of itself and the Transferred Entities, hereby grants to the CommerceOne Group, for a transitional period of up to eighteen (18) months immediately following the Closing (or, solely to the extent reasonably necessary due to regulatory requirements or other obligations under applicable Law, such longer period as reasonably necessary in accordance therewith, not to exceed an additional twelve (12) months) a worldwide, royalty-free, non-transferable, non-exclusive, license to continue to use and display the Marks constituting Transferred Intellectual Property and used in any Retained Business as of the Closing Date (“Transitional Marks”), solely for the continued operation of the Retained Businesses in a manner reasonably consistent with the CommerceOne Group’s use and display of the Marks prior to the Closing Date.  The CommerceOne Group may sublicense the rights granted in this Section 6.14 to the other members of the CommerceOne Group, together with its and their authorized distributors, vendors, subcontractors, and resellers acting on behalf of the CommerceOne Group, solely for the purposes permitted under this Section 6.14 provided that the CommerceOne Group shall ensure that any sublicensee shall agree that its use of the Transitional Marks is subject to this Section 6.14. CommerceOne Group shall remain responsible for the compliance and the acts or omissions of any sublicensee, and a breach of this Section 6.14 by a sublicensee shall be deemed to constitute a breach by the CommerceOne Group.  All use of the Transitional Marks by the CommerceOne Group, and CommerceOne Group will use commercially reasonable efforts to ensure that the use of the Transitional Marks by any sublicensee, shall be consistent with the standards of and reputation for quality in effect for the use of the Transitional Marks prior to the date hereof.  Without in any way limiting the foregoing, CommerceOne Group shall, at its sole expense, use the Transitional Marks in a manner that complies in all material respects with all applicable Laws pertaining to the Retained Businesses.  CommerceOne Group shall not take any action that it should reasonably know would be detrimental to the value of the Transitional Marks or to the rights of Purchaser and the Transferred Entities in and to the Transitional Marks.  Any and all goodwill arising from the CommerceOne Group’s or any of their sublicensees’ use of the Transitional Marks as permitted in this Section 6.14 shall inure solely to the benefit of the applicable Transferred Entities that own the applicable Transitional Marks.

Section 6.15         Transition Services Agreement.  Attached hereto as Exhibit A are the terms of the Transition Services Agreement excluding the schedules thereto (such excluded schedules, the “TSA Schedules”), to be entered into between Purchaser and New CommerceOne, or their respective Affiliates, on the Closing Date.  In connection with the foregoing, between the date hereof and the Closing Date, Parent, Purchaser and New CommerceOne will cooperate reasonably and in good faith to finalize the scope and other terms of the services to be provided pursuant to the Transition Services Agreement and the TSA Schedules.

Section 6.16         Master Services Agreement.  Attached hereto as Exhibit B are the terms of the Master Services Agreement excluding the schedules thereto (such excluded schedules, the “MSA Schedules”), to be entered into between Purchaser and New CommerceOne, or their respective Affiliates, on the Closing Date.  In connection with the foregoing, between the date hereof and the Closing Date, Parent, Purchaser and New CommerceOne will cooperate reasonably and in good faith to finalize the scope and other terms of the services to be provided pursuant to the Master Services Agreement and the MSA Schedules, which terms will be consistent with Schedule V.

Section 6.17         Insurance.  From and after the Closing, the CommerceOne Group shall cease to be insured by the current and historical insurance policies or programs of the Transferred Entities or by any of the current and historical self-insured programs of the Transferred Entities, and none of New CommerceOne, Parent Bank or their Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any of their respective assets or Liabilities or of or arising from the operation of the Retained Business, in each case including with respect to all known and incurred but not reported claims; provided that the foregoing shall not apply to Parent’s and its Subsidiaries’ bank-owned life insurance policies. Notwithstanding the foregoing, following the Closing, with respect to events or circumstances to the extent relating to the Excluded Assets, the Excluded Liabilities or member of the CommerceOne Group or the Retained Businesses that occurred or existed at or prior to the Closing and are covered by third-party occurrence-based insurance policies of the Transferred Entities (the “Covered Insurance Policies”), Purchaser and Parent shall (and shall cause the applicable other Transferred Entities to) (i) use reasonable best efforts to cooperate with the applicable member of the CommerceOne Group to submit any claims under the Covered Insurance Policies and (ii) promptly remit to such member of the CommerceOne Group any amounts recovered by such Transferred Entity or any of its Affiliates in respect of any such covered claims under the Covered Insurance Policies. New CommerceOne shall indemnify, hold harmless and reimburse Parent or its applicable Affiliates for any deductibles or retentions of third party insurers as a result of any such claims or the member of the CommerceOne Group’s access to such Covered Insurance Policies following the Closing. Parent or its Affiliates may amend any insurance policies in the manner that Parent or its Affiliates deem appropriate to give effect to this Section 6.17; provided that Parent or its Affiliates shall not amend, modify, terminate or waive any coverage under any Covered Insurance Policies with respect to periods at or prior to the Closing in a manner that would impair coverage thereunder available for the covered claims or otherwise limit the rights of any member of the CommerceOne Group under this Section 6.17. Except as expressly provided in this Section 6.17, from and after the Closing, the CommerceOne Group shall be responsible for securing all insurance it considers appropriate for the Retained Business.  Except as expressly provided in this Section 6.17, New CommerceOne further covenants and agrees that it will not, and will cause the members of the CommerceOne Group not to, seek to assert or exercise any rights or claims of Parent Bank or the Retained Business under or in respect of any such past or current insurance policy, program or self-insurance program of any Transferred Entity under which, at any time prior to Closing, Parent Bank or the Retained Business has been a named insured.

Section 6.18         Transaction Litigation. Prior to the earlier of the Closing and the valid termination of this Agreement, Parent shall control the defense of any litigation brought by stockholders of Parent against Parent and/or its officers and/or directors relating to the Sale Process, this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby (such litigation, “Transaction Litigation”); provided that Parent shall give Purchaser and New CommerceOne the opportunity to consult with Parent regarding the defense or settlement of any Transaction Litigation. Purchaser, New CommerceOne and Parent shall promptly provide the other parties with copies of all proceedings and correspondence relating to any Transaction Litigation.  Following the Closing, Purchaser shall control the defense of any Transaction Litigation; provided that Purchaser shall give New CommerceOne the opportunity to consult with Purchaser regarding the defense or settlement of any Transaction Litigation. None of Parent, New CommerceOne or Purchaser shall settle any Transaction Litigation without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed, if, in connection with such settlement, (x) no equitable or injunctive relief is granted as part of such settlement and (y) to the extent such parties are named in such Transaction Litigation, such settlement includes an express, complete and unconditional release of New CommerceOne, Parent or Purchaser, as applicable, and its directors, officers, employees and agents with respect to all claims asserted in such Transaction Litigation to the extent applicable). Each of New CommerceOne, Parent and Purchaser shall, and shall cause their respective Subsidiaries and their and their respective Subsidiaries’ Representatives to, cooperate in the defense or settlement of any litigation contemplated by this Section 6.18.

Section 6.19         Certain Reimbursement Obligations.  Parent, New CommerceOne and Purchaser agree that New CommerceOne shall bear and be responsible for (a) 50% of (i) the amount of the premium of the Tail Policy, (ii) solely to the extent not paid by an insurance policy that constitutes a Business Asset, the Liabilities arising out of or related to the Actions set forth on Section 6.19(a)(ii) of the Parent Disclosure Schedule, (iii) the Parent Transaction Expenses and (iv) the Equity Award Tax Obligations (the amounts contemplated by clauses (i), (ii), (iii) and (iv), the “Shared Reimbursement Liabilities”) and (b) (i) solely to the extent not paid by an insurance policy that constitutes a Business Asset, the Liabilities arising out of or related to the matters set forth on Section 6.19(b)(i) of the Parent Disclosure Schedule (the amounts contemplated by clause (b)(i), the “Specified Liabilities”) and (ii) Equity Award Obligations (the amounts contemplated by clauses (a) and (b), the “New CommerceOne Reimbursement Obligations” ). Notwithstanding anything in this Agreement to the contrary, following the Closing, New CommerceOne shall reimburse Purchaser in cash for any amounts actually paid, whether prior to, at or following the Closing, by Parent or Purchaser (or their respective Affiliates) in respect of the New CommerceOne Reimbursement Obligations promptly upon (and, in any event, no later than two (2) Business Days following) receipt of demand therefor.

Section 6.20         Funding of Purchase Price.  Purchaser shall fund the Purchase Price immediately prior to the Closing (as defined in the Merger Agreement) under the Merger Agreement.

ARTICLE VII

EMPLOYEE MATTERS COVENANTS

Section 7.1           Transferred Business Employees; Allocation of Liabilities.

(a)          Prior to the Closing, Parent shall use reasonable efforts to transfer the employment of (i) each Business Employee who is not employed by a Transferred Entity to a Transferred Entity located in the same jurisdiction as the Business Employee is employed effective as of no later than immediately prior to the Closing Date, and (ii) any employee who is not a Business Employee but is employed by a Transferred Entity to Parent Bank.

(b)          The parties intend that there shall be continuity of employment with respect to all Transferred Business Employees as set forth in this Section 7.1.

(c)          Each individual who is not a Business Employee and who is employed by Parent Bank as of the Closing, following the application of the provisions of this Section 7.1, shall be referred to herein as a “Parent Bank Employee” and each Business Employee who is employed by a Transferred Entity as of the Closing, following the application of this Section 7.1, shall be referred to herein as a “Transferred Business Employee.”

Section 7.2           Terms and Conditions of Employment.

(a)          With respect to each Transferred Business Employee, Purchaser shall provide or cause to be provided, for the one-year period commencing on the Closing Date (the “Continuation Period”), (i) the wage rate or cash salary level that is no less favorable than the wage rate or cash salary level in effect for such Transferred Business Employee immediately prior to the Closing, (ii) the same target cash incentive compensation opportunities in effect for such Transferred Business Employee immediately prior to the Closing, and (iii) other employee benefits (excluding equity and equity-based, long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree health plan benefits and any retention, transaction or change in control bonuses) that are substantially comparable in the aggregate, than those provided to such Transferred Business Employee immediately prior to the Closing.  Additionally, Purchaser agrees that each Transferred Business Employee shall, during the Continuation Period, be eligible for severance benefits on terms and in amounts that are no less favorable than the severance benefits for which such Transferred Business Employee was eligible immediately prior to the Merger Effective Time and with respect to Business Employees who are not party to an individual agreement under the plans listed on Section 7.2 of the Parent Disclosure Schedule.

(b)          Purchaser agrees that the consummation of the Sale shall constitute a “change in control,” “change of control,” “corporate transaction” or term of similar import under each applicable Transferred Entity Benefit Plan.

Section 7.3           Service Credit.  As of and after the Closing, Purchaser shall use reasonable best efforts to, or shall use reasonable best efforts to cause the applicable Transferred Entity to, give each Transferred Business Employee full credit for all purposes under (i) each employee benefit plan, policy or arrangement, and (ii) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing; provided that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service.

Section 7.4           Health Coverages.  Purchaser shall cause each Transferred Business Employee (and his or her eligible dependents) that was covered by Transferred Entity Benefit Plan which is a group health plan (a “Transferred Entity Health Plan”) immediately prior to Closing to either (a) continue to be covered by the Transferred Entity Health Plan or (b) be covered by a group health plan that complies with the provisions of Section 7.2(a), as applicable, and does not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the Transferred Entity Health Plan.  To the extent Purchaser maintains group health plans in which such Transferred Business Employee becomes eligible to participate for the first time following the Closing, Purchaser and its Affiliates shall use reasonable best efforts to provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable Transferred Entity Health Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.

Section 7.5           Severance Indemnity.  In the event that (a) a Business Employee does not, for any reason, continue employment with Purchaser or its Affiliates (including a Transferred Entity) at or after the Closing or (b) the Sale, or any action taken in order to effectuate the Sale, results in a Business Employee being deemed to have incurred a termination of employment despite such Business Employee’s continued employment with Purchaser or its Affiliates (including a Transferred Entity) at or after the Closing, which, in either case, results in any obligation, contingent or otherwise, of CommerceOne Group to pay any severance or other compensation or benefits to any Business Employee or any additional Liability incurred by CommerceOne Group in connection therewith, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless CommerceOne Group for all such severance and other compensation benefits and additional Liabilities.

Section 7.6           Accrued Vacation, Sick Leave and Personal Time.  At and following the Closing, Purchaser shall recognize and honor all accrued and unused vacation, sick leave and other paid time off of each Transferred Business Employee in accordance with the terms of the applicable Transferred Entity Benefit Plan.

Section 7.7           Cash Incentive Compensation.  Purchaser shall retain all Liabilities for any cash incentive compensation (including sales commissions, residual commissions and portfolio equity rights) payable under any Transferred Entity Benefit Plan, other than any Liability under any such Transferred Entity Benefit Plan with respect to a Parent Bank Employee, which Liability shall be assumed by CommerceOne Group as of the Closing and for which Purchaser and its Affiliates shall not have any Liability following the Closing.

Section 7.8           Long-Term Incentive Compensation.

(a)          Effective as of the Closing, each outstanding restricted stock unit award in respect of common stock of Parent (“Parent Common Stock”) that is held by a Transferred Business Employee and is subject to one or more performance-based vesting conditions (each, a “Parent PSU Award”) will be treated as follows and paid in accordance with the terms and conditions set forth in the Merger Agreement:

(i)          each unvested Parent PSU Award that was granted in calendar year 2025 shall fully vest, and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholdings, which withholding taxes shall be deducted from the cash payment to which the holder is entitled pursuant to Section 1.11(b) of the Merger Agreement) the Green Dot Merger Consideration (as defined in the Merger Agreement) in respect of each share of Parent Common Stock subject to such Parent PSU Award, determined by deeming any applicable performance-based vesting criteria applicable to such Parent PSU Award achieved at 150% of the target level of performance for the 2025 performance period applicable to the Parent RSU Award granted in 2025 and the target level of performance for each of the 2026 and 2027 performance periods (each such Parent PSU Award, a “Vesting PSU Award”); and

(ii)         each unvested Parent PSU Award that is not a Vesting PSU Award shall be cancelled without any consideration to the holder of such Parent PSU Award.

(b)          Effective as of the Closing, each outstanding restricted stock unit award in respect of Parent Common Stock that is held by a Transferred Business Employee and is subject to solely time-based vesting conditions (each, a “Parent RSU Award”) will be treated as follows in accordance with the applicable provisions in the Merger Agreement:

(i)          each unvested Parent RSU Award that would otherwise vest in accordance with its terms on or before June 30, 2026, shall fully vest, and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholdings, which withholding taxes shall be deducted from the cash payment to which the holder is entitled pursuant to Section 1.11(d) of the Merger Agreement) the Green Dot Merger Consideration (as defined in the Merger Agreement) in respect of each share of Parent Common Stock subject to such Parent RSU Award (each such Parent RSU Award, a “Vesting RSU Award”); provided that, with respect to any Vesting RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of Code, and that is not permitted to be paid at the Closing without the application a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not result in the application of a Tax or penalty under Section 409A of the Code; and

(ii)         each unvested Parent RSU Award that is not a Vesting RSU Award shall be cancelled without any consideration to the holder of such Parent RSU Award.

(c)          Notwithstanding anything herein to the contrary, to the extent that any such Parent RSU Award would by its terms, vest solely as a result of the Sale or occurrence of the Merger Effective Time, then such Parent RSU Award shall be treated in accordance with the terms of the Merger Agreement.

(d)          Purchaser shall indemnify, defend and hold harmless CommerceOne Group from and against all obligations and other Liabilities (including Liabilities for Taxes) arising out of the forfeiture of, or relating to, each Parent PSU Award and Parent RSU Award, other than CommerceOne Group’s obligation to deliver shares of common stock of New CommerceOne pursuant to the Merger Agreement in respect of the Vesting PSU Awards and Vesting RSU Awards and 50% of the Equity Award Tax Obligations.  CommerceOne Group shall indemnify, defend and hold harmless Purchaser from and against all obligations and other Liabilities (including Liabilities for Taxes) arising out of the forfeiture of, or relating to, each outstanding restricted stock unit award in respect of Parent Common Stock that is held by any individual other than a Business Employee.

Section 7.9           Management Incentive Plan.  Following the Closing, Purchaser shall establish, or shall cause an Affiliate of Purchaser to establish, a management incentive plan providing for awards representing, in the aggregate, five percent (5%) of the fully diluted equity of the Business (the “MIP” ).  Participants in the MIP will include certain Transferred Business Employees, with allocations of awards under the MIP to be made by Smith Ventures in its sole discretion.

Section 7.10         Retention Program.  Purchaser shall retain or assume all Liabilities and obligations in respect of the Retention Program set forth on Section 7.10 of the Parent Disclosure Schedule.

Section 7.11         Bank Benefit Plans; Transferred Entity Benefit Plans.  Effective as of the Closing, the active participation of any Parent Bank Employees (and their spouses and dependents) in a Transferred Entity Benefit Plan will cease due to such Parent Bank Employees no longer being employed by an entity that is a participating employer in such plans and, to the extent necessary, Parent shall cause Parent Bank to be removed as a participating employer in any Transferred Entity Benefit Plan that lists Parent Bank as a participating employer.  Except as otherwise expressly provided in this Article VII, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Bank Benefit Plan. As of the Closing, except as otherwise expressly provided in this Article VII, Purchaser and its Affiliates shall assume or retain, or cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans, and CommerceOne Group shall not assume or retain any Liabilities or obligations with respect to such Transferred Entity Benefit Plans.

Section 7.12         Business Employee Disclosure; Labor Obligations.

(a)          At least thirty (30) days prior to the Closing, Parent shall provide Purchaser with a Business Employee List.

(b)          Prior to the Closing Date, Parent and Purchaser shall cooperate in good faith to determine the allocation of employees and individual independent contractors between the Business and the Retained Businesses.  In connection with such allocation, Parent and Purchaser shall jointly identify employees and individual independent contractor whose duties support the Business and the Retained Businesses (the “Shared Service Providers” ), and shall allocate such Shared Service Providers in a manner that ensures, to the extent reasonably practicable and taking into account all applicable compliance standards and regulatory requirements, the continued adequate operation of the Business and the Retained Businesses following the Closing. Notwithstanding anything in this Section 7.12 to the contrary, Parent shall not be required to take any action, or to refrain from taking any action, that would reasonably be expected to jeopardize the safety or soundness of the Retained Businesses. Parent shall provide Purchaser with any updates to the Business Employee List to reflect any Shared Service Providers allocated to the Business in accordance with the foregoing sentence.

(c)          Prior to the Closing, Parent shall cause its respective Affiliate to effectuate the termination of each employee and consultant dedicated to the Business and located in China in compliance with applicable Law, and shall, to the fullest extent permitted under applicable Law, fully and timely pay to each such employee and consultant all compensation (including resulting from their termination) due and owing as of or prior to the Closing Date under applicable Law or Contract.  Purchaser, Parent and their respective Affiliates, as applicable (including the Transferred Entities), shall cooperate to satisfy any notice, information, consultation, consent or bargaining obligations to any employee or any labor union, works council or other labor organization or employee representative, which is representing any employee dedicated to the Business, or any applicable labor tribunal, in connection with the transactions contemplated by this Agreement.

Section 7.13         No Third Party Beneficiaries.  Without limiting the generality of Section 12.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Bank Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by Parent, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Transferred Business Employee, or (d) except as set forth in Section 12.5, confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

ARTICLE VIII

TAX MATTERS

Section 8.1           Cooperation and Exchange of Information.

(a)          Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) preparing or filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes or (iii) participating in any Tax Proceeding, in each case in respect of a Taxable period (or portion thereof) prior to the Closing and relating to the Transferred Entities and the Business Assets.  Such cooperation and information shall include, to the extent reasonably required in connection with the foregoing and, in the case of documentation and information, to the extent the requested party has in its possession or can obtain without commercially unreasonable effort, providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information.

(b)          Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Affiliates be entitled to receive or view any Tax Return of (A) New CommerceOne or any of its Affiliates (other than the Transferred Entities) or (B) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which any member of the CommerceOne Group is a member (the “CommerceOne Consolidated Group”).

Section 8.2           Tax Sharing Agreements.  On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (whether written or otherwise and other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the CommerceOne Group, on the other hand, are parties, shall terminate, and neither any member of the CommerceOne Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 8.3           Tax Treatment of Payments.  Except to the extent otherwise required by applicable Law, New CommerceOne, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all indemnification payments under this Agreement (pursuant to Article XI or otherwise) as an adjustment to the purchase price for Tax purposes.

Section 8.4           Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, New CommerceOne and Purchaser shall each be responsible for one-half of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”).  The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party.  New CommerceOne and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided that, notwithstanding any of the foregoing, neither New CommerceOne nor any of its Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if New CommerceOne determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on New CommerceOne or any of its Affiliates.

Section 8.5           Post-Closing Actions.  Purchaser shall not, and shall cause its Affiliates (including, after the Closing, the Transferred Entities) not to, (a) make any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3 and any election under Section 338 or 336 of the Code), or change any method of Tax accounting or any Tax accounting period of any Transferred Entity, which election or change would be effective on or prior to the Closing Date or (b) take any action or engage in any transaction on the Closing Date after the Closing (other than in the ordinary course of business or otherwise contemplated by this Agreement) that would reasonably be expected to increase any liability of New CommerceOne or its Affiliates for Taxes.

Section 8.6           Purchase Price Allocation.

(a)          The parties hereto acknowledge that, because each Transferred Entity will be classified as a disregarded entity for U.S. federal income tax purposes immediately prior to the Sale (after giving effect to the Conversion, the Distribution and the DRE Election), the Sale will be treated for U.S. federal (and any applicable state or local) income tax purposes as a purchase and sale of the Business Assets and the assets of the Transferred Entities.  Within seventy-five (75) days after the Closing Date, New CommerceOne shall deliver a proposed allocation that provides the manner in which the Purchase Price (together with such other amounts, such as liabilities relating thereto, properly taken into account as purchase price under the Code) shall be allocated among the Business Assets and the assets of the Transferred Entities, which allocations shall be made in accordance with Section 1060 of the Code and the applicable Treasury Regulations and, to the extent not inconsistent therewith, any other applicable Tax Law (the “Proposed Allocation”).  Purchaser may, within 20 days of receipt of such Proposed Allocation, provide any reasonable objections, in writing, to New CommerceOne, and New CommerceOne and Purchaser shall use reasonable best efforts to resolve any differences between them within 15 days of New CommerceOne’s receipt of any such objections by Purchaser.  In the event that an agreement cannot be reached, each of Purchaser and New CommerceOne shall be responsible for its own determinations of the proper allocation of the Purchase Price (together with such other amounts, such as liabilities relating thereto, properly taken into account as purchase price under the Code).

(b)          Any allocation agreed to between New CommerceOne and Purchaser shall be binding upon New CommerceOne and Purchaser and their respective Affiliates.  New CommerceOne and Purchaser agree that they shall not, and shall not permit any of their respective Affiliates to, take a position (unless required by a final determination within the meaning of Section 1313(a) of the Code or any similar state, local or non-U.S. law) on any Tax Return or in any Tax audit or examination before any Governmental Entity that is in any way inconsistent with such agreed allocation.

(c)          Purchaser and New CommerceOne shall promptly inform each other of any challenge by any Governmental Entity to any allocation made pursuant to this Section 8.6 and shall consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

Section 8.7           DRE Election.  Prior to the Closing, Santa Barbara Tax Products Group, LLC shall elect (on IRS Form 8832) to be classified as a disregarded entity for U.S. federal income tax purposes, with an effective date at least one day prior to the Closing Date (the “DRE Election”).

ARTICLE IX

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 9.1           Conditions to Obligation of Each Party to Close.  The respective obligations of each party to effect the Closing shall be subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and Purchaser at or prior to the Closing of the following conditions:

(a)          HSR Clearance.  The waiting period applicable to the consummation of the Closing under the HSR Act shall have expired or been terminated.

(b)          No Injunctions.  No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Closing or any of the transactions contemplated by this Agreement shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Closing or any of the transactions contemplated by this Agreement (a “Legal Restraint”).

(c)          Merger Agreement.  Each of the conditions set forth in Article VII of the Merger Agreement shall have been satisfied or waived, other than the condition in Section 7.1(f) thereof (and other than those conditions under the Merger Agreement that by their nature are to be satisfied on the Closing Date (as defined in the Merger Agreement), provided that such conditions would be satisfied if the Closing (as defined in the Merger Agreement) were then to occur, and those conditions that have been waived in accordance with the Merger Agreement).

(d)          Stockholder Approval.  The transactions contemplated by this Agreement shall have been adopted by the stockholders of Parent by the Requisite Parent Vote.

Section 9.2           Conditions to Purchaser’s Obligation to Close.  In addition to the conditions set forth in Section 9.1, Purchaser’s obligation to effect the Closing shall be subject to the satisfaction or waiver by Purchaser at or prior to the Closing of the following additional conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of Parent set forth in Section 3.1, Section 3.3 and Section 3.7 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date), (ii) the representations and warranties of Parent set forth in Section 3.2 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date) and (iii) each of the other representations and warranties of Parent contained in Article III shall, without giving effect to any materiality or “Business Material Adverse Effect” qualifications therein, be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date), except in the case of this clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          Covenants and Agreements.  Subject to Section 6.10(g), the covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)          Absence of Certain Events.  Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Business Material Adverse Effect.

(d)          Officer’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

Section 9.3           Conditions to Parent’s Obligation to Close.  In addition to the conditions set forth in Section 9.1, the obligations of Parent to effect the Closing shall be subject to the satisfaction or waiver by Parent at or prior to the Closing of the following additional conditions:

(a)          Representations and Warranties.  (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.5 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date) and (ii) each of the other representations and warranties of Purchaser contained in Article IV shall, without giving effect to any materiality or “Purchaser Material Adverse Effect” qualifications therein, be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date), except in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)          Covenants and Agreements.  The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)          Officer’s Certificate.  Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied.

Section 9.4           Frustration of Closing Conditions.  Neither Purchaser nor Parent may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 6.3.

ARTICLE X

TERMINATION

Section 10.1         Termination.  Notwithstanding anything to the contrary in this Agreement, this Agreement will be automatically terminated and the transactions contemplated by this Agreement abandoned if the Merger Agreement is terminated prior to the completion of the Mergers.  In addition, this Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Parent and Purchaser; or

(b)          by either Parent or by Purchaser, if:

(i)          if the Closing shall not have been consummated on or before November 23, 2026 (the “Termination Date”); provided that (i) if on such date, any of the conditions to the Closing set forth in (A) Section 9.1(a), (B) Section 9.1(b) (to the extent related to a matter set forth in Section 9.1(a)), (C) Section 9.1(c) (to the extent related to a matter set forth in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(d) or 7.(e) of the Merger Agreement (in the case of Sections 7.1(a) or 7.1(b) of the Merger Agreement, to the extent related to a failure of Section 7.1(d) of the Merger Agreement to have been satisfied, and in the case of Section 7.1(e) of the Merger Agreement, to the extent related to a matter set forth in Section 7.1(c) of the Merger Agreement)) or (D) Section 9.1(d) (to the extent related to a failure of Section 7.1(d) of the Merger Agreement to have been satisfied) shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article IX shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date shall be automatically extended to February 23, 2027, and such date shall become the Termination Date for purposes of this Agreement; (ii) if all the conditions set forth in Article IX are satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 2.2(a) on a date (the “Specified Date”) after the Termination Date, then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for all purposes of this Agreement; and (iii) the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to a party if the failure of the Closing to have been consummated on or before the Termination Date was caused by the failure of such party to perform any of its obligations under this Agreement;

(ii)         Parent (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.2(a), Section 9.2(b), Section 9.3(a) or Section 9.3(b), as applicable, and (B) has not been cured prior to the earlier of (1) the Termination Date or (2) the date that is thirty (30) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform, which notice shall state the party’s intention to terminate this Agreement pursuant to this Section 10.1(b)(ii) and the basis for such termination; provided that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party to this Agreement if such party shall have materially breached or failed to perform any of its covenants or agreements contained in this Agreement;

(iii)        any Legal Restraint permanently enjoining or prohibiting consummation of the Closing shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(iii) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, any such Legal Restraint; or

(iv)        if the Requisite Parent Vote shall not have been obtained upon a vote taken thereon at a meeting of Parent stockholders duly convened therefor or at any adjournment or postponement thereof; or

(c)           by Parent, if (i) all of the conditions in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied on the Closing Date, but which are capable of being satisfied if the Closing were to occur) have been satisfied or waived in writing, (ii) Parent has notified Purchaser in writing at least two (2) Business Days prior to such termination that Parent is ready, willing and able to consummate the Closing and the transactions contemplated by the Merger Agreement and (iii) Purchaser has failed to consummate the Closing within two (2) Business Days after the giving of such notice by Parent pursuant to the preceding clause (ii).

In the event of termination by Parent or Purchaser pursuant to this Section 10.1, written notice of such termination shall be given by the terminating party to the other party.

Section 10.2         Effect of Termination.

(a)          In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 10.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its Affiliates or its or their respective officers, directors, equity holders employees and agents, except as set forth in the Confidentiality Agreements; provided that termination of this Agreement shall not relieve any party hereto from Liability for Fraud or willful and material breach of this Agreement.  Notwithstanding anything to the contrary contained herein, the provisions of Section 6.2, the second sentence of Section 6.3(e), the last sentence of Section 6.10(d) and Section 6.10(f), Article XII (General Provisions) and this Section 10.2 shall survive any termination of this Agreement.  For purposes of this Agreement, “willful and material breach” means a willful and material breach of this Agreement that is the consequence of an intentional act or intentional failure to act by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

(b)          Purchaser shall pay (or cause to be paid) to Parent (or its designee) $40,000,000 (the “Purchaser Termination Fee”) if Parent terminates this Agreement pursuant to Section 10.1(b)(ii) or Section 10.1(c) (or if this Agreement is terminated pursuant to another provision of Section 10.1 (including the first sentence thereof) at a time when this Agreement is terminable by Parent pursuant to Section 10.1(b)(ii) or Section 10.1(c)).  Any fee due under this Section 10.2(b) shall be paid by wire transfer to the account specified in writing by Parent of same-day funds within two (2) Business Days after such termination.

(c)          If Purchaser fails to promptly pay any amount when due pursuant to this Section 10.2, then Purchaser will reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Parent of its rights under this Section 10.2 within two (2) Business Days after Parent provides Purchaser with a notice of such amounts.  In addition, if Purchaser fails to promptly pay any amount when due pursuant to this Section 10.2, Purchaser shall pay or cause to be paid to Parent (or its designee) the amount due, together with interest accruing daily on such amount at an annual rate equal to ten percent (10%) from the date on which such payment was due.

(d)          Each of the parties acknowledges that (i) the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement.  The parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when required to be paid pursuant to this Section 10.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Closing, which amount would otherwise be impossible to calculate with precision.  In no event shall Purchaser be required to pay to Parent (or its designee) more than one Purchaser Termination Fee pursuant to this Agreement.

(e)          Subject to Section 10.2(a), Section 10.2(c) and the last sentence of this Section 10.2(e), and except as provided in Section 6.2, the second sentence of Section 6.3(e), the last sentence of Section 6.10(d), Section 6.10(f) and Section 10.2(b), and without limitation of any provision of the Merger Agreement, in a circumstance in which Parent effects a termination of this Agreement described in Section 10.2(b) and the Purchaser Termination Fee is paid in full when due pursuant to Section 10.2(b), (i) the Purchaser Termination Fee shall be the sole and exclusive remedy of Parent against Purchaser, the Equity Investors, the parties to the Commitment Letters and all other Financing Parties and any of their respective and any of its former, current or future general or limited partners, equityholders, managers, officers, directors, employees, agents, members, managers, attorneys or other representatives (collectively, the “Purchaser Related Parties”) for any loss suffered as a result of, relating to or arising out of such termination, this Agreement, the Limited Guaranty, the Commitment Letters, the Ancillary Agreements, the Debt Financing and the transactions contemplated hereby or thereby, including any breach of this Agreement by Purchaser, the termination of this Agreement or the failure to consummate the transactions contemplated hereby, and (ii) none of the Purchaser Related Parties shall have any further Liability or obligation to Parent or any of its Affiliates as a result of, relating to or arising out of this Agreement, the Limited Guaranty, the Commitment Letters, the Ancillary Agreement, the Debt Financing or the transactions contemplated hereby or thereby, or any claims or actions arising out of any breach of this Agreement by Purchaser, the termination of this Agreement or the failure to consummate the transactions contemplated hereby.  For the avoidance of doubt, nothing in this Section 10.2(e) shall limit (w) any remedies of Parent prior to such termination, including specific performance pursuant to Section 12.12, (x) any remedies of Parent under the Merger Agreement, (y) any of Purchaser’s or its Affiliates’ obligations under or remedies available to Parent or its Affiliates with respect to the Confidentiality Agreements, whether in equity or at law, in contract, tort or otherwise or (z) any rights or remedies of Parent under the Equity Commitment Letter or the Limited Guaranty.

ARTICLE XI

INDEMNIFICATION

Section 11.1         Survival of Representations, Warranties, Covenants and Agreements.

(a)          The representations and warranties of Parent, Purchaser and New CommerceOne contained in this Agreement and in any certificate delivered hereunder shall not survive the Closing and shall terminate at the Closing.  The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall not survive the Closing and shall terminate at the Closing.  The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.

(b)          Purchaser (on behalf of itself, its Affiliates (including, from and after the Closing, the Transferred Entities) and its and its Affiliates’ respective officers, directors, equity holders, employees, managers, agents and representatives and each of the successors and permitted assigns of the foregoing) (collectively, the “Purchaser Parties”) agrees that, to the fullest extent permitted by applicable Law, from and after the Closing, under no circumstances, other than instances of Fraud, will New CommerceOne, any of its Affiliates or any of New CommerceOne’s or any of its Affiliates’ respective officers, directors, equity holders, employees, managers, agents and representatives or successors or permitted assigns of the foregoing, including the officers, directors, equityholders, employees, managers, agents and representatives or their successors or permitted assigns of Parent and its Subsidiaries at or prior to the Closing (collectively, the “CommerceOne Parties”) have any Liability to any of the Purchaser Parties for any Losses relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement set forth in this Agreement to have been performed by its terms prior to the Closing (or any certificate delivered hereunder) or in connection with the transactions contemplated by this Agreement or the Merger Agreement, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, the subject matter of this Agreement, the ownership, operation, management, use or control of the Business or any of the Transferred Entities prior to the Closing, any of their respective assets, or any actions or omissions prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law.  From and after the Closing, Purchaser (on behalf of the Purchaser Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to, the CommerceOne Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any of the Transferred Entities or the Business, or their respective Affiliates, officers, directors, equity holders, managers, employees, agents, or representatives, in each case prior to the Closing.  Notwithstanding the foregoing, nothing in this Section 11.1(b) shall limit or release New CommerceOne from:  (i) obligations under the Ancillary Agreements, (ii) breaches of covenants to be performed at or after Closing, (iii) Fraud, or (iv) specific indemnification obligations in Section 11.2.

Section 11.2         Indemnification by New CommerceOne.  Subject to the provisions of this Article XI, effective as of and after the Closing, New CommerceOne shall indemnify and hold harmless the Purchaser Parties, from and against any and all Losses incurred or suffered by any of the Purchaser Parties to the extent arising out of or resulting from (a) any breach of any covenant or agreement of New CommerceOne contained in this Agreement to the extent to be performed at or after the Closing or (b) any Excluded Liabilities.

Section 11.3         Indemnification by Purchaser.  Subject to the provisions of this Article XI, effective as of and after the Closing, Purchaser and the Transferred Entities shall indemnify and hold harmless the CommerceOne Parties from and against any and all Losses incurred or suffered by any of the CommerceOne Parties to the extent arising out of or resulting from (a) any breach of any covenant or agreement of Purchaser contained in this Agreement to the extent to be performed at or after the Closing or (b) any Business Liabilities.

Section 11.4         Indemnification Procedures.

(a)          A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent the Indemnifying Party is prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses and must be delivered prior to the expiration of any applicable survival period specified in Section 11.1.

(b)          Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 11.2 or Section 11.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim or such shorter period as set forth in the notice of a Third Party Claim as may be required by court proceeding in the event of a litigated matter, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, however, that an Indemnifying Party shall not have the right to assume and control the defense of any criminal action or regulatory action brought by a Governmental Entity that seeks material non-monetary relief.  If the Indemnifying Party does not assume (or is not entitled to assume) the defense and control of any Third Party Claim pursuant to this Section 11.4(b), the Indemnified Party shall be entitled to assume and control such defense (it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the Indemnified Party’s assumption of the defense of such Third Party Claim), but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense.  If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants at its expense.  If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party agrees to keep the Indemnified Party informed regarding the defense or settlement of such Third Party Claim and to consider in good faith any suggestions made by the Indemnified Party regarding the defense or settlement of such Third Party Claim.  Purchaser or New CommerceOne, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim.  If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that such settlement or judgment does not involve any injunctive relief or finding, admission of any violation of Law or admission of any wrongdoing by any Indemnified Party or impose any obligation on the Indemnified Party and the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment.  No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

(c)          Notwithstanding anything to the contrary in this Agreement (including Section 11.4(b)), the CommerceOne Group shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates (including the Transferred Entities) will be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (A) the CommerceOne Group or (B) the CommerceOne Consolidated Group.

Section 11.5         Exclusive Remedy.  Except with respect to Fraud or for the parties’ right to seek and obtain any equitable relief pursuant to Section 12.12, Purchaser, New CommerceOne and Parent acknowledge and agree that, except in the case of Fraud or with respect to claims under the Ancillary Agreements (which shall be governed exclusively by such Ancillary Agreements), following the Closing, the indemnification provisions of Sections 11.2 and 11.3 shall be the sole and exclusive remedies of Parent, New CommerceOne and Purchaser (and the CommerceOne Parties and Purchaser Parties, respectively) for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any of them may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement.  In furtherance of the foregoing, from and after the Closing, each of Purchaser, New CommerceOne and Parent, on behalf of themselves and the Purchaser Parties and CommerceOne Parties, respectively, waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Parent, New CommerceOne or any of the CommerceOne Parties or Purchaser or any of the Purchaser Parties, as the case may be, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise.  Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

Section 11.6         Additional Indemnification Provisions.  With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by the amount of any third-party insurance, or other indemnity or reimbursement proceeds to the extent that such proceeds have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, net of the expenses of recovery thereof, any deductible or any Taxes or other reasonable out-of-pocket costs incurred in collecting such amounts (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations).  Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article XI, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party.  Each of the parties agrees to use, and to cause its Affiliates to use, its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

Section 11.7         Limitation of Liability.  In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any diminution in value damages measured as a multiple of earnings, revenue or any other similar performance metric, except for any such damages to the extent actually awarded and paid to a third party.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1         Interpretation; Absence of Presumption.

(a)          It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)          For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms “Article,” “Section,” “paragraph,” “Exhibit” and “Schedule” are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail); (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Parent, New CommerceOne and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xv) to the extent that this Agreement or any Ancillary Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (xvi) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; and (xvii) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if.”  If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities.  Any reference in this Agreement to a specified date shall mean 9:00 a.m. New York City time on such date, unless another time is specified.  In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement (other than the Merger Agreement), this Agreement will control.

(c)          Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on its face.

Section 12.2         Headings; Definitions.  The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 12.3         Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court; (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum; and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County.  Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 12.8.

(b)          EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 12.3.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 12.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 12.4         Entire Agreement.  This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 12.5         No Third Party Beneficiaries.  Except for Section 6.10(d), Section 6.12, Section 11.2, Section 11.3 and Section 12.16, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof or thereof.

Section 12.6         Expenses.  Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 12.7         Transfers Involving Parent Bank.  Notwithstanding anything to the contrary in this Agreement, Parent Bank shall not be required to transfer any assets or assume any liabilities unless Parent Bank is permitted to do so under applicable Law.

Section 12.8         Notices.  All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by email transmission (without receipt of a delivery failure notice), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)          If to Parent:

Green Dot Corporation
1675 N. Freedom Blvd (200 Green Dot) Building 1
Provo, Utah 84604
Attention:	Amy Pugh
Email:	[***]
with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Attention:	Edward D. Herlihy, Esq.
Matthew M. Guest, Esq.
Matthew T. Carpenter, Esq.
Email:	[***]
[***]
[***]

(b)          If to Purchaser:

Green Dot OpCo, LLC
17 20th Street North, Suite 300
Birmingham, AL 35203
Attention:	Bill Smith
Blake Davidson
Email:	[***]
[***]

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, NE Suite 1600
Atlanta, GA  30309
Attention:	Cal Smith
John Anderson
Email:	[***]
[***]

(c)          If to New CommerceOne:

CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
Attention:	Kenneth Till
Alan Deer
Email:	[***]
[***]

with a copy (which shall not constitute notice) to:
Sullivan & Cromwell LLP
125 Broad Street
New York, NY  10004
Attention:	H. Rodgin Cohen
Stephen M. Salley
Email:	[***]
[***]

Section 12.9         Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement.  In the event that following the Closing Purchaser or any of its Affiliates transfers a material portion of its interest in the Business, the Purchased Interests, the LLC Interests or the Transferred Entities (directly, indirectly, by operation of Law or otherwise) to any of Purchaser’s Affiliates, such Affiliates shall expressly assume the Liabilities and obligations of Purchaser hereunder by executing a joinder to this Agreement acceptable to Parent; provided that any such transfer shall not relieve Purchaser of its Liabilities or obligations hereunder.

Section 12.10       Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.  Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with.  The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.11       Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12       Specific Performance.

(a)          The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, subject to Section 12.12(b), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity.  Without limiting the foregoing, subject to Section 12.12(b), Parent shall be entitled to specific performance (or any other equitable relief) to enforce Purchaser’s obligations under this Agreement and the Equity Commitment Letter to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and to cause Purchaser to consummate the Closing in accordance with the terms of this Agreement.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.  Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.  If, prior to the Termination Date, any party brings any Action in accordance with Section 12.3 to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.

(b)          Notwithstanding anything to the contrary in this Agreement, the right of Parent to obtain specific performance to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter or to consummate the Closing will be subject to the requirements that (i) all of the conditions in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied on the Closing Date, but which are capable of being satisfied) have been satisfied or waived; (ii) the Debt Financing (or any Alternative Financing in accordance with Section 6.10) has been funded or will be funded at the Closing if the Equity Financing is funded on the Closing Date; (iii) Parent has confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing (or any Alternative Financing in accordance with Section 6.10) are funded, then Parent is ready, willing and able to consummate the Closing; and (iv) Purchaser has failed to consummate the Closing by the date by which the Closing is supposed to have occurred pursuant to Section 2.2.

Section 12.13       Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)          Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of any member of the CommerceOne Group or any equity holder, officer, employee or director of any member of the CommerceOne Group (including any Person who was an equity holder, officer, employee or director of Parent and its Subsidiaries prior to the Closing) (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any internal or external legal counsel currently representing Parent or any of its Affiliates or any other Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b)          Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any internal or external legal counsel and any Designated Person occurring during the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Transferred Entities) (including in respect of any claim for indemnification by any Purchaser Party), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by the CommerceOne Group and that the CommerceOne Group, and not Purchaser, its Affiliates or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection.  Accordingly, from and after Closing, none of Purchaser or its Affiliates, including, following the Closing, the Transferred Entities, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of the CommerceOne Group and not of Purchaser, its Affiliates or the Transferred Entities, or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates, including, following the Closing, the Transferred Entities, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Transferred Entities.  In the event that Purchaser or its Affiliates are given access to any such communications or files, then (i) Purchaser or its Affiliate, as applicable, shall, upon discovering that such access occurred, promptly notify the CommerceOne Group of such access, use reasonable efforts to preserve the confidentiality of such information, promptly return all such information, including any copies or extracts, to the CommerceOne Group, and not retain any copies or extracts thereof and (ii) such access shall not be deemed to be a waiver of any attorney-client, work product or other applicable legal privilege or protection, which shall be retained by the CommerceOne Group.  Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Transferred Entities, on the one hand, and a third party other than any member of the CommerceOne Group, on the other hand, Purchaser or its Affiliates may seek to prevent the disclosure of such attorney-client privileged communications to such third party and request that the CommerceOne Group not permit such disclosure, and the CommerceOne Group shall consider such request in good faith.

Section 12.14       Delivery by Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  No party to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

Section 12.15       Confidential Supervisory Information.  Notwithstanding any other provision of this Agreement, no provision of this Agreement shall require or be interpreted to require, and no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve, the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) or any similar state law) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

Section 12.16       Financing Provisions.  Notwithstanding anything in this Agreement to the contrary, Parent, on behalf of itself and its Subsidiaries, and Purchaser hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Financing Parties shall have any liability to Parent or any of its Subsidiaries or Affiliates or representatives relating to or arising out of this Agreement or the Debt Financing (subject to the last sentence of this Section 12.16), and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 10.2(e) and this Section 12.16, and that Section 10.2(e) and this Section 12.16 or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of Section 10.2(e) or this Section 12.16 may not be amended in a manner materially adverse to the Financing Parties without the  written consent of the Financing Parties party to the Debt Commitment Letter.  Notwithstanding the foregoing, nothing in this Section 12.16 shall in any way limit or modify the rights and obligations of Purchaser under this Agreement, or any Financing Party’s obligations under the Debt Commitment Letter, or the rights of Parent and its Subsidiaries against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

Section 12.17       Non-Recourse.  The parties agree that all Actions based on, in respect of or arising out of (a) this Agreement, the Confidentiality Agreements, the Commitment Letters, the Limited Guaranty or the other Ancillary Agreements or (b) the negotiation, execution or performance or breach hereof or thereof, or the failure to perform any covenant or agreement contained herein or therein, or to consummate the Sale or any of the transactions contemplated hereby or thereby, may only be made against the Persons that are expressly identified as parties to this Agreement (and their respective successors and permitted assigns) (other than with respect to any Actions by or between the express parties or express third-party beneficiaries (in each case, including their successors or permitted assigns) to the Confidentiality Agreements, the Commitment Letters, the Limited Guaranty or the other Ancillary Agreements in accordance with the terms thereof).  No other Person shall have any Liability in respect of any Actions based on, in respect of or arising out of the matters set forth in clauses (a) or (b) of the immediately preceding sentence.  Nothing in this Section 12.17 shall limit the rights or remedies available to the express parties or express third-party beneficiaries to the Confidentiality Agreements, the Commitment Letters, the Limited Guaranty or the other Ancillary Agreements in accordance with the terms thereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

GREEN DOT CORPORATION

By:	/s/ William I Jacobs
Name: William I Jacobs
Title: Chief Executive Officer

GREEN DOT OPCO, LLC

By:	/s/ Bill Smith
Name: Bill Smith
Title: President

COMPASS SUB NORTH, INC.

By:	/s/ Kenneth Till
Name: Kenneth Till
Title: President, Treasurer and Secretary

[Signature Page to Separation Agreement]

Exhibit A

Form of Transition Services Agreement

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of [●], is entered into by and between Compass Sub North, Inc., a Delaware corporation (“BankCo”), and Green Dot OpCo, LLC, a Delaware limited liability company (“PaymentsCo” and, together with BankCo, the “Parties”, and each a “Party”).  Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in that certain Separation Agreement, dated as of November 23, 2025, by and among Green Dot Corporation, a Delaware corporation (“Green Dot”), PaymentsCo and BankCo (the “Separation Agreement”).

R E C I T A L S:

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of November 23, 2025 (the “Merger Agreement”), by and between Green Dot, CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), BankCo, Compass Sub East, Inc., a Delaware corporation (“Merger Sub One”), and Compass Sub West, Inc., a Delaware corporation (“Merger Sub Two”), subject to the terms and conditions set forth therein, (i) Merger Sub One merged with and into CommerceOne with CommerceOne surviving, and Merger Sub Two merged with and into Green Dot with Green Dot surviving (the “Concurrent Mergers”) and (ii) immediately after effectiveness of the transactions contemplated by the Separation Agreement, CommerceOne merged with and into BankCo with BankCo surviving;

WHEREAS, pursuant to the Separation Agreement, subject to the terms and conditions set forth therein, (i) immediately following the Concurrent Mergers, Green Dot converted into a limited liability company, (ii) immediately following such conversion, Green Dot distributed the stock of Green Dot Bank, a Utah-chartered bank and wholly-owned Subsidiary of Green Dot, to Compass Sub Northwest, Inc., and (iii) immediately following such distribution, PaymentsCo  acquired Green Dot and the Business from BankCo (as defined in the Separation Agreement);

WHEREAS, BankCo and its Subsidiaries desire to provide, or cause to be provided, to PaymentsCo and its Subsidiaries, and PaymentsCo and its Subsidiaries desire to receive, certain Services (as defined below) following the Closing;

WHEREAS, PaymentsCo and its Subsidiaries desire to provide, or cause to be provided, to BankCo and its Subsidiaries, and BankCo and its Subsidiaries desire to receive, certain Services following the Closing;

WHEREAS, the Separation Agreement provides that, in connection with the consummation of the transactions contemplated thereby, the Parties will enter into this Agreement; and

WHEREAS, this Agreement constitutes the Transition Services Agreement referred to in the Separation Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized Terms used in an Exhibit or Schedule hereto that are not otherwise defined in this Agreement or in the Separation Agreement shall have the meanings set forth in such Exhibit or Schedule.  In addition, the following terms in this Agreement shall have the meanings given such term in this Article I as follows:

“Bank Services” means the Services provided by BankCo or its Subsidiaries as identified on Schedule 1 hereto.

“Force Majeure” means with respect to a Party, an event beyond the reasonable control of such Party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such Party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, embargoes, epidemics, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment.  Notwithstanding the foregoing, the inability to obtain sufficient funds needed for the performance of a Party’s obligation hereunder, shall not be deemed an event of Force Majeure.

“Losses” means losses, damages, Taxes, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), incurred or suffered by a Recipient Indemnitee or Provider Indemnitee, as applicable, in each case excluding the items set forth in Section 9.1.

“Payments Services” means the Services provided by PaymentsCo or its Subsidiaries as identified on Schedule 1 hereto.

 “Provider” means a Party, or such Party’s Subsidiary identified on Schedule 1 hereto as the Provider for a specific Service, in its capacity as a provider of Services hereunder.

“Recipient” means a Party, or such Party’s Subsidiary identified on Schedule 1 hereto as the Recipient for a specific Service, in its capacity as a recipient of Services hereunder.

“Services” means Bank Services and/or Payments Services, as applicable.

ARTICLE II

SERVICES

Section 2.1          Services.

(a)         Subject to the terms and conditions of this Agreement, beginning on the Closing Date and, with respect to any Service, for the period specified on Schedule 1 under the heading “Service Period” (each such period, a “Service Period”), (i) BankCo shall provide, or cause to be provided, to PaymentsCo, for use solely by PaymentsCo and its Subsidiaries and solely to the extent in connection with the operation of the Business, the services listed on Schedule 1 for which BankCo or one of its Subsidiaries is identified as a Provider (each such service, a “BankCo Service”) and (ii) PaymentsCo shall provide, or cause to be provided, to BankCo, for use solely by BankCo and its Subsidiaries and solely to the extent in connection with the operation of the Retained Businesses, the services listed on Schedule 1 for which PaymentsCo or one of its Subsidiaries is identified as a Provider (each such service, a “PaymentsCo Service”).  Each Recipient acknowledges that each Provider may provide the applicable Services directly, through any of its Subsidiaries or through one or more third parties engaged by such Provider to provide Services in accordance with the terms of this Agreement, including the performance standards and information security measures hereunder (each such third party, a “Third Party Service Provider”).  Neither Provider nor its Subsidiaries, nor any other Person on their behalf, makes any representations or warranties, express or implied, with respect to any services provided by a Third Party Service Provider.  Any Third Party Service Provider shall comply with and meet the requirements of the Recipient’s standard policies and procedures applicable to third-party vendors (it being understood that the obligations in this sentence shall be deemed satisfied if the Third Party Service Provider meets the requirements of Provider’s standard policies and procedures in existence as of the date hereof for existing third-party service providers).

(b)          Upon the expiration of each applicable Service Period, all obligations of Provider with respect to the provision of the applicable Service shall automatically and immediately terminate (but for the avoidance of doubt, such expiration shall not release a Party from any Liability or obligation that already has accrued as of the effective date of such expiration).

(c)          Each Party shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement.  Nothing in this Agreement shall require Provider to perform or cause to be performed any Service to the extent that the provision of such Service by Provider, any of its Subsidiaries or any of its or their Third Party Service Providers, including any of the foregoing Persons’ representatives, would conflict with or violate (i) any applicable Laws or (ii) any contract or agreement to which Provider or any of its Subsidiaries is a party or the rights of any third party with respect thereto; provided that Provider shall use commercially reasonable efforts to provide Services in a manner that avoids any such conflict or violation; and provided, further, that if requested to do so by Recipient, Provider shall use its commercially reasonable efforts to obtain the consent of any third party with respect to any such conflict or violation necessary to provide any Service, it being understood that all costs, fees and expenses of obtaining any third-party consents or arranging alternative methods of delivering Services will be paid by Recipient.

(d)          If, during the applicable Service Period, any contract or agreement pursuant to which any Service is provided expires or is terminated, Provider shall use commercially reasonable efforts to (i) obtain any consent, waiver or approval required from any third party to continue the provision of such Service or (ii) provide to Recipient such service itself or through another Third Party Service Provider.

(e)          Subject in each case to Section 10.3, (i) the Services may only be used by Recipient and only to the extent in connection with the operation of the Business (where PaymentsCo or any of its Subsidiaries is the Recipient) or the Retained Businesses (where BankCo or any of its Subsidiaries is the Recipient), and shall not be used by Recipient for any other purpose or in any other manner (including as to volume, amount, level or frequency, as applicable) than as the Services were used in connection with the operation of the Business (where PaymentsCo or any of its Subsidiaries is the Recipient) or the Retained Businesses (where BankCo or any of its Subsidiaries is the Recipient) during the twelve (12)-month period immediately preceding the Closing Date (the “Reference Period”) and (ii) Recipient shall not (and shall cause its Affiliates not to) resell, license the use of or otherwise permit the use by others of any Services.  Without limiting the generality of the foregoing, the Services are not intended to (and shall not) include assistance for expansion, acquisition, employee additions or reductions not in the ordinary course of business by Recipient or the Business or the Retained Businesses, as applicable.  The foregoing shall not be in limitation of any restrictions set forth in the Separation Agreement.

(f)          Recipient shall (and shall cause its Affiliates to), cooperate in good faith with Provider in connection with the provision of the Services.

(g)          Unless Schedule 1 expressly provides otherwise, in the event of any express conflict between the terms of this Agreement and the terms of Schedule 1 with respect to any applicable Service, this Agreement will control with respect to such Service.  In the event of any conflict or inconsistency between the terms of the Separation Agreement and this Agreement, the Separation Agreement will control.

Section 2.2          Discontinuation of Services.

(a)          Any Service may be discontinued upon the mutual written consent of the Parties, and, in such case, Schedule 1 shall be deemed amended to delete such Service as of such date, and this Agreement shall be of no further force and effect for such Service, except as to any Liabilities accrued prior to the date of discontinuation of such Service.

(b)          Recipient may discontinue any line item of Service by providing no less than sixty (60) days’ advance written notice to Provider (“Termination Notice”) at any time and, in such case, the applicable Service shall terminate on the termination date specified in the Termination Notice (or such other date mutually agreed upon in writing by Recipient and Provider) and Schedule 1 shall be deemed amended to delete such Service as of the termination date, and this Agreement shall be of no further force and effect for such Service, except as to Liabilities accrued prior to the date of termination of such Service; provided that, in the case in which an aggregate cost is set forth on Schedule 1 for a group of Services, no individual or line item Service within such group may be terminated without the termination of all of the other Services within such group.  Within a reasonable period of time following receipt of any Termination Notice, Provider will provide Recipient with written notice (“Provider Notice”) regarding whether termination of the applicable Service will (A) require the termination or partial termination of, or otherwise affect the performance of, any other Services, or (B) result in any early termination costs (which shall be borne by Recipient), including those related to Third Party Service Providers; provided that any failure by Provider to provide such Provider Notice shall not prevent Provider from terminating or affecting any such other Services referred to in clause (A) or relieve Recipient from its obligations to pay any early termination costs.  In the case of either clause (A) or (B) with respect to any Provider Notice, Recipient may withdraw its Termination Notice by delivering a withdrawal notice within five (5) Business Days following the receipt of such Provider Notice from Provider.  If Recipient does not withdraw the Termination Notice within such period, such Termination Notice will be final, binding and irrevocable, Provider may terminate any and all such other Services set forth in the Provider Notice and Recipient shall reimburse Provider for any and all termination costs.  Upon such termination, Recipient’s obligation to pay for such terminated Service beyond the specified termination date will terminate; provided, however, that Recipient will reimburse Provider for the costs incurred by Provider resulting from Recipient’s early termination of such Service being performed, including commitments made to, or in respect of, personnel or Third Party Service Providers, prepaid expenses related to the terminated Service and costs related to terminating such commitments.  Such reimbursement shall be made by Recipient to Provider in accordance with Section 4.1.

(c)          All accrued and unpaid charges for any Service hereunder shall be due and payable upon termination of such Service pursuant to this Agreement and shall be paid by Recipient to Provider in accordance with Section 4.1.

(d)          Provider may in its reasonable discretion suspend the provision of Services (or any part thereof) for reasons of preventative or emergency maintenance or other exigent circumstances.  Provider shall use its commercially reasonable efforts to inform Recipient reasonably in advance of any such suspension and shall cooperate with Recipient to mitigate any negative effects on Recipient’s operations due to such suspension.

Section 2.3          Reduction of Services.  Recipient may request a reduction of any Service by providing no less than sixty (60) days’ advance written notice to Provider (“Reduction Notice”) at any time and, in such case, the applicable Service shall be accordingly reduced on the date specified in the Reduction Notice (or such other date mutually agreed upon in writing by Recipient and Provider) and Schedule 1 shall be deemed amended to reflect such reduction as of the date specified in the Reduction Notice.  Within a reasonable period of time following receipt of any Reduction Notice, Provider will provide Recipient with written notice (“Provider Reduction Response”) regarding whether reduction of the applicable Service will (A) require the termination or partial termination of, or otherwise affect the performance of, any other Services, or (B) result in any reduction or early termination costs (which shall be borne by Recipient), including those related to Third Party Service Providers; provided that any failure by Provider to provide such Provider Reduction Response shall not prevent Provider from reducing or affecting any such other Services referred to in clause (A) or relieve Recipient from its obligations to pay any reduction or early termination costs.  In the case of either clause (A) or (B) with respect to any Provider Reduction Response, Recipient may withdraw its Reduction Notice by delivering a withdrawal notice within five (5) Business Days following the receipt of such Provider Reduction Response from Provider.  If Recipient does not withdraw the Reduction Notice within such period, such Reduction Notice will be final, binding and irrevocable, Provider may accordingly reduce any Services set forth in the Reduction Notice and Recipient shall reimburse Provider for any and all costs associated with such reduction of Services.  Upon such reduction, the charges set forth on Schedule 1 with respect to any such reduced Service beyond the date specified in the Reduction Notice will be accordingly adjusted; provided, however, that Recipient will reimburse Provider for the costs incurred by Provider resulting from Recipient’s reduction or early termination of such Service being performed, including commitments made to, or in respect of, personnel or Third Party Service Providers, prepaid expenses related to the reduced Service and costs related to reducing such commitments.  Such reimbursement shall be made by Recipient to Provider in accordance with Section 4.1.

Section 2.4          Addition of Services.  To the extent that any material service was provided by the Retained Businesses to the Business, or by the Business to the Retained Businesses, during the Reference Period, and such service is not included on Schedule 1, as of the date hereof or provided pursuant to the Master Services Agreement but, in any event, is identified by Recipient after the date hereof (each, an “Omitted Service”), and Recipient reasonably determines in good faith that it needs such Omitted Service to operate the Business or the Retained Businesses, as the case may be, in the same manner in which it was operated during the Reference Period then, at any time prior to the date that is sixty (60) days following the date hereof, Recipient may deliver to Provider a written notice (an “Omitted Service Notice”) requesting that Provider provide such Omitted Service. Unless, within ten (10) Business Days from the receipt of the Omitted Service Notice, Provider provides written notice to Recipient that Provider is not reasonably capable of providing such Service (taking into account the employees who have been transferred with the Business or remain at the Retained Businesses, as the case may be), Provider and Recipient shall negotiate in good faith to add such Omitted Service to the Services, in which case Schedule 1 shall be amended to include such Omitted Service, and Provider shall provide or cause to be provided such Omitted Service as soon as reasonably practicable. The Service Period in respect of such Omitted Service shall be specified in the related Omitted Service Notice, and the charge for such Omitted Service shall be mutually agreed by the Parties in good faith using a methodology substantially consistent with the methodology used to determine the charges in respect of the Services set forth on Schedule 1.  The Parties agree that any amendment to Schedule 1 to add an Omitted Service shall be duly executed by an authorized representative of both Parties and that both Parties will cause such authorized representatives to so execute such an amendment in accordance with this Section 2.4, and Schedule 1 as so supplemented shall be deemed to be part of this Agreement from and after the date thereof.

Section 2.5          Oversight Committee; Points of Contact.

(a)          PaymentsCo and BankCo shall establish a committee, consisting of two (2) persons appointed by PaymentsCo and two (2) persons appointed by BankCo, to oversee the management and coordination of the provision and receipt of Services pursuant to this Agreement (the “Oversight Committee”) (it being understood that the Oversight Committee is being established for the purpose of serving as a forum for interaction between the Parties, not as an independent entity with authority to act on its own).

(b)          The individuals designated to serve on the Oversight Committee (each such person, a “Point of Contact”) shall be available to receive communications and coordinate responses to questions and concerns on behalf of their respective Parties with respect to this Agreement or the Services, including billing and operational matters.  Each Party shall provide written notice of its Points of Contact to the other Party promptly following the execution of this Agreement and promptly following any changes to such Party’s Points of Contact.  Either Party may replace its Points of Contact at any time by providing notice in accordance with Section 10.2 herein.

(c)          The Oversight Committee shall meet as often as reasonably necessary in an effort to resolve any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of this Agreement without the necessity of any formal proceeding relating thereto by negotiating in good faith.  If the Oversight Committee does not resolve a dispute within thirty (30) days, then either Party may initiate formal proceedings as permitted by this Agreement in accordance with Section 10.5.  The foregoing requirements and limitations shall not, however, prevent a party from: (i) seeking any and all remedies available at Law, including injunctive relief in circumstances permitted by this Agreement, or (ii) terminating this Agreement (in whole or in part) in accordance with Article VII.

Section 2.6          Standard of Performance.

(a)          Subject to Section 2.6(b), Provider shall use commercially reasonable efforts to provide (or cause to be provided) the Services to Recipient (i) in material compliance with applicable Law and (ii) at a substantially similar frequency, quality and level in all material respects as the Services (or similar services) have been provided in connection with the operation of the Business, in the case of Payments Services, or the Retained Businesses, in the case of Bank Services, as applicable, during the Reference Period; provided that the manner in which such Services are provided may differ from past practice to the extent reasonable considering the transactions contemplated by the Merger Agreement and Separation Agreement, or that the Provider or its Subsidiaries provided the Services in connection with the operation of the Business or Retained Businesses, as applicable, prior to the date of the Separation Agreement, but one or more Third Party Service Providers may provide the Services following the Closing; provided, further, that, in providing any Service, Provider shall have no obligation to allocate human, technology, equipment or other resources in excess of the level of resources historically allocated to the provision of such Services by Provider or its Affiliates in connection with the operation of the Business or Retained Businesses, as applicable, during the Reference Period.  Except as otherwise expressly provided in this Agreement, Provider shall not be obligated to provide any upgrade or other enhancement to any Service.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ALL SERVICES ARE PROVIDED ON AN “AS-IS” BASIS AND THAT PROVIDER MAKES NO WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE SERVICES TO BE PROVIDED HEREUNDER, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND TITLE/NONINFRINGEMENT, ALL OF WHICH ARE SPECIFICALLY DISCLAIMED.  The Parties acknowledge and agree that, except as expressly set forth herein, the Recipient assumes all risks and Liabilities arising from or relating to its use of and reliance upon the Services and neither Provider nor any of its Subsidiaries nor any other Person on their behalf makes any representation or warranty with respect thereto.

(b)          It is understood and agreed that Provider may from time to time modify, change or enhance the manner, nature, quality and/or standard of care of any Service provided to the Recipient to the extent Provider is making a similar change in the performance of services similar to such Services for the Provider or its Subsidiaries; provided that (i) any such modification, change or enhancement will not reasonably be expected to have a material adverse effect on the provision of such Service, (ii) to the extent reasonably feasible, Provider shall consult in good faith with Recipient with respect to such change, and (iii) Recipient shall not be responsible for any incremental cost or expense incurred by Provider in providing such modified, changed or enhanced Services.

Section 2.7           Independent Contractor.  In providing Services hereunder, Provider and its Affiliates and any third parties acting on behalf of Provider shall act solely as independent contractors.  Nothing herein shall constitute or be construed to be or create in any way or for any purpose a partnership, joint venture or principal-agent relationship between the Parties.  No Party, or any of its Affiliates, employees or agents, shall have any power to control the activities and/or operations of the other Party.  No Party, or any of its Affiliates, employees or agents, shall have any power or authority to bind or commit any other Party.  In providing the Services hereunder, Provider’s and its Affiliates’ employees and agents shall not be considered employees or agents of the Recipient, nor shall Provider’s or its Affiliates’ employees or agents be eligible or entitled to any compensation, benefits, or perquisites (including severance) given or extended to any of the Recipient’s employees (without limiting any such amounts that constitute fees payable pursuant to Article III hereunder).  For the avoidance of doubt, the Recipient shall be solely responsible for the operation of its business and the decisions and actions taken in connection therewith.

Section 2.8           Access.  Each Party shall  make available on a timely basis to the other Party and its Subsidiaries and to Third Party Service Providers all information and materials reasonably requested by them to the extent reasonably necessary in connection with the provision or receipt of the applicable Services and  provide to the other Party and its Subsidiaries and to Third Party Service Providers reasonable access to and use of its premises, systems, assets, facilities and personnel to the extent reasonably necessary in connection with the provision or receipt of the Services, in each case in accordance with applicable Law and any other legal or contractual obligations of the Parties (including confidentiality obligations to third parties).

Section 2.9           Reliance.  In connection with the performance of this Agreement, Provider and its Subsidiaries, employees and agents and Third Party Service Providers shall be entitled to rely upon the genuineness, validity or truthfulness of any document, instrument or other writing presented by the Recipient or any of its Subsidiaries, employees, agents or service providers.  Provider and its Subsidiaries and Third Party Service Providers shall not be liable for any impairment of any Service caused by their not receiving information, materials or access pursuant to Section 2.8, either timely or at all, or by their receiving inaccurate or incomplete information on which they relied from the Recipient.

ARTICLE III

SERVICE CHARGES

Section 3.1          Fees.  The Services set forth on Schedule 1 will be provided during the Service Periods listed on, and at the cost set forth on, Schedule 1.  If the Provider performs any of its obligations to provide a Service through a Third Party Service Provider, the Recipient shall reimburse the Provider for all reasonable and documented out-of-pocket expenses actually paid (without markup) by the Provider or its Affiliates to any such Third Party Service Provider in connection with the provision of such Service. Notwithstanding the foregoing, unless otherwise agreed by the Parties, the Recipient shall not be required to reimburse any such expense unless such expense shall have been approved by the Recipient prior to the incurrence of the expense, such approval not to be unreasonably withheld, conditioned, or delayed.

Section 3.2           Taxes.  Except as expressly noted therein, the amounts set forth on Schedule 1 with respect to each Service do not include any sales, use, value added, goods and services or similar Taxes (collectively, “Sales Taxes”) that may be imposed on the provision of the Services hereunder.  In addition to the amounts required to be paid as set forth on Schedule 1 or otherwise pursuant to this Agreement, Recipient shall pay and be responsible for and shall promptly reimburse Provider for any Sales Taxes imposed with respect to the fees or the provision of Services to the Recipient hereunder; provided that each of Recipient and the Provider shall be responsible for (i) any real or personal property Taxes on property it owns or leases, (ii) franchise, margin, privilege and similar Taxes on its business, (iii) the employment Taxes or contributions imposed on it or required from it with respect to its employees, and (iv) Taxes based on its income, gross receipts or capital.  The Parties shall reasonably cooperate with each other in order to eliminate or to reduce any Sales Taxes, including providing forms or other evidence that would mitigate, reduce or eliminate such Sales Taxes.

Section 3.3           No Right to Setoff.  Except as set forth in Section 4.1, there shall be no right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to Provider under this Agreement or any other Ancillary Agreement or other agreement among the Parties or their Affiliates; provided that BankCo shall have the right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to PaymentsCo or any of its Subsidiaries under this Agreement or any other Ancillary Agreement or other agreement among the parties of their Affiliates (excluding, for the avoidance of doubt, any right of setoff or counterclaim in respect of consumer, accountholder or end users’ funds).

ARTICLE IV

PAYMENT

Section 4.1           Payment.  Provider shall invoice Recipient for Services and expenses monthly.  Recipient shall remit payment for all fees and expenses in connection with the Services within thirty (30) days after the date of the applicable invoice.  All accrued and unpaid charges for the Services and expenses shall be due and payable upon termination of this Agreement.  If mutually agreed in writing by the Parties, the Parties may set-off amounts owed by one Party in respect of fees and expenses for Services invoiced hereunder against amounts owed by the other Party in respect of fees and expenses for Services invoiced hereunder.

Section 4.2           Late Payments.  If Recipient fails to make any payment for any invoiced amount within thirty (30) days of the date such payment was due to Provider, and such amount is not disputed reasonably and in good faith pursuant to this Section 4.2 and Section 4.3, Recipient shall pay to Provider a finance charge at a rate per annum equal to [●] percent ([●]%).

Section 4.3           Invoice Disputes.  In the event Recipient reasonably and in good faith disputes any fees or expenses set forth in any invoice delivered pursuant to Section 4.1, Recipient shall within ten (10) days of receipt of such invoice deliver an objection notice in writing to Provider setting forth a summary description of each disputed item and the basis for such dispute. Amounts not in dispute shall be deemed accepted and shall be paid, notwithstanding any disputed amounts, within the time period set forth in Section 4.1. The parties will work in good faith to resolve any such dispute pursuant to Section 2.5(c) and Section 10.5.

ARTICLE V

TRANSITION

Section 5.1           Service Migration.  Recipient acknowledges and agrees that Provider is providing the Services, or causing the Services to be provided, on a transitional basis to the Recipient in order to allow the Recipient a period of time to obtain similar services for itself, and that Provider is not a commercial provider of such Services.  Recipient and Provider agree to cooperate in good faith and use commercially reasonable efforts to effectuate an orderly transition of the Services from the Provider to the Recipient (or its designee), including assisting with the migration of data and other transitional efforts upon termination of any Service (including as a result of termination of this Agreement) pursuant to Section 2.2 or Article VII.

ARTICLE VI

INTELLECTUAL PROPERTY

Section 6.1           Intellectual Property.  Except as otherwise expressly provided in this Agreement or the Separation Agreement, each of the Parties and their respective Subsidiaries shall retain all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications, derivative works, additions or enhancements thereof, and nothing in this Agreement shall transfer any right, title or interest in or to any Intellectual Property.  No license or right, express or implied, is granted under this Agreement by either Party or such Party’s Subsidiaries in or to their respective Intellectual Property, except that, solely to the extent reasonably required for the provision or receipt of the Services in accordance with this Agreement, each Party (as applicable, the “Licensor”), for itself and on behalf of its Subsidiaries, hereby grants to the other (as applicable, the “Licensee”) (and the Licensee’s Subsidiaries) a non-exclusive, revocable (solely as expressly provided in this Agreement), non-transferable, non-sublicensable (except to third parties as required for the provision or receipt of Services, but not for their own independent use), royalty-free, worldwide license during the term of this Agreement to use the Intellectual Property (excluding all (i) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and similar designations of origin and (ii) domain names and social media handles) owned by the Licensor or its applicable Subsidiary in connection with this Agreement, but only to the extent and for the duration necessary for the Licensee to provide or receive the applicable Service under this Agreement.  Upon the expiration of such term, or the earlier termination of such Service in accordance with this Agreement, the license to the relevant Intellectual Property will terminate; provided, that all licenses granted hereunder shall terminate immediately upon the expiration or earlier termination of this Agreement in accordance with the terms hereof.

ARTICLE VII

TERM AND TERMINATION

Section 7.1           Term.  The term of this Agreement will commence on the Closing Date and end on the earliest to occur of  the last date on which a Provider is obligated to provide any Service to a Recipient pursuant to this Agreement,  the termination of this Agreement pursuant to Section 7.2 and  the mutual written agreement of the Parties to terminate this Agreement (and all Services hereunder) in its entirety.

Section 7.2           Termination of this Agreement for Cause.  Either Party (the “Terminating Party”) may terminate this Agreement with immediate effect by notice in writing to the other Party (the “Other Party”) on or at any time after the occurrence of any of the following events:

(a)          the Other Party has materially breached or materially failed (other than pursuant to Section 10.8) to perform any of its covenants or agreements under this Agreement, and such breach or failure shall have continued without cure for a period of thirty (30) days after receipt by the Other Party of a written notice of such breach or failure from the Terminating Party seeking to terminate this Agreement;

(b)          the Other Party commences a voluntary case or other proceeding seeking bankruptcy protection, liquidation, reorganization or similar relief with respect to itself or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect, or seeks the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or takes any corporate action to authorize any of the foregoing; or

(c)          an involuntary case or other proceeding is commenced against the Other Party seeking bankruptcy protection, liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of fifteen (15) days or an order for relief shall be entered against the Other Party.

Section 7.3            Effect of Termination.  In the event of termination of this Agreement in its entirety pursuant to this Article VII, or upon the expiration of the term of this Agreement, this Agreement shall cease to have further force or effect, and neither Party shall have any Liability to the other Party with respect to this Agreement; provided that:

(a)          termination or expiration of this Agreement for any reason shall not release a Party from any Liability that already has accrued as of the effective date of such termination or expiration, as applicable, including the obligation of Recipient to pay any accrued and unpaid amount owed to Provider for any Service pursuant to the terms of this Agreement, or which may arise out of or in connection with such termination or expiration; and

(b)          Section 8.1, Article IX  and Article X  shall survive any termination or expiration of this Agreement and shall remain in full force and effect.

Section 7.4          Return or Destruction of Information; Return of Provider Equipment.   Except to the extent Parties are expressly required to retain such information pursuant to the Separation Agreement or the Ancillary Agreements, upon termination of this Agreement, if a Party or any of its Affiliates holds any Confidential Information furnished by the other Party or its Affiliates in connection with the provision or receipt of the terminated Services (the “Materials”), such Party shall, and shall cause its Affiliates to, promptly, upon the request of the other Party, return to the other Party or destroy, or cause to be returned to the other Party or destroyed, all such other Party’s or its Affiliates’ Materials, in each case upon the relevant termination; provided, that such Party or its Affiliates, as applicable, may retain such Materials to the extent required to comply with applicable Law or bona fide document retention policies; provided, further, that such Party or its Affiliates, as applicable, must continue to treat such retained Materials in a manner consistent with the terms of Article VIII.  Upon termination of this Agreement, Recipient shall promptly return or cause to be returned (in substantially the same working order as it was in when it was provided to Recipient, ordinary wear and tear excepted, taking substantially the same level of care exercised by Recipient with respect to its own property) to Provider any property provided by Provider to Recipient in connection with the provision of Services under this Agreement.

ARTICLE VIII

CONFIDENTIALITY

Section 8.1          Confidentiality.

(a)          The following shall be considered “Confidential Information” under this Agreement:  all proprietary or confidential information, provided or received in connection with the provision of the Services hereunder, concerning the business, business relationships (including prospective customers and business partners) and financial affairs of Provider, its Affiliates or other Representatives on the one hand, or the Recipient, its Affiliates or other Representatives, on the other hand (in each case, the “Disclosing Party”), whether or not in writing, including inventions, trade secrets, technical information, know-how, research and development activities, and information disclosed by third parties of a proprietary or confidential nature or under an obligation of confidence; provided that Confidential Information does not include, and there shall be no obligation hereunder, with respect to information that (i) becomes available to Recipient, its Affiliates or their other respective Representatives, on the one hand, or Provider, its Affiliates or their other respective Representatives, on the other hand (in each case, the “Receiving Party”) from and after the Closing, from a third party source that is not known by the Receiving Party to be under any obligations of confidentiality in respect of such information, (ii) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or (iii) is or was derived independently by the Receiving Party without use of Confidential Information.  The foregoing shall not be in limitation of any restrictions set forth in the Separation Agreement, including Section 5.2 thereof.

(b)          Each Party agrees to safeguard the other Party’s Confidential Information with the same degree of care used by such Party to protect its own similar Confidential Information, but in no event less than a reasonable degree of care, and each Party shall, and shall cause its respective representatives, successors and assigns to, comply, consistent with past practices, with applicable privacy and data security laws in the provision or receipt of Services.  Each Party further agrees that it shall not disclose the other Party’s Confidential Information; provided that (i) Provider may, to the extent reasonably necessary to provide the Services pursuant to this Agreement, disclose Confidential Information to any of its Affiliates or other Representatives or to Third Party Service Providers that have agreed to be bound by this Article VIII (it being understood that Provider shall be responsible for any breach by any such Person of this Article VIII with respect to Confidential Information disclosed to such Person by Provider); (ii) Recipient may, to the extent reasonably necessary to receive the Services pursuant to this Agreement, disclose Confidential Information to any of its Affiliates or other Representatives that have agreed to be bound by this Article VIII (it being understood that Recipient shall be responsible for any breach by any such Person of this Article VIII with respect to Confidential Information disclosed to such Person by Recipient); and (iii) either party may disclose such information to the extent reasonably necessary in connection with the enforcement of the terms or conditions of this Agreement.  Each Party agrees that it shall only use the other Party’s Confidential Information to the extent it was intentionally disclosed to such Party for such Party’s limited use as a Provider or Recipient under this Agreement.

(c)          Notwithstanding anything contained herein to the contrary, Sections 8.1(a) and 8.1(b) shall not restrict the Receiving Party from disclosing Confidential Information to the extent reasonably necessary in connection with the enforcement of this Agreement or as required by applicable Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) or requested by any Governmental Entity with jurisdiction over such Person (provided that the Receiving Party will, to the extent not legally prohibited, provide the Disclosing Party with prompt written notice of such request so that the Disclosing Party may seek, at its sole expense, an appropriate protective order and/or waive compliance with this Section 8.1(c)).  The Receiving Party shall reasonably cooperate with the Disclosing Party in connection with the Disclosing Party’s seeking of such protective order or similar remedy.  In the event that such protective order or other similar remedy is not obtained or the Disclosing Party waives compliance with the provisions of this Section 8.1(c), the Receiving Party or its permitted service provider shall furnish only that portion of the Confidential Information that has been legally required, and shall exercise commercially reasonable efforts to obtain assurance that confidential treatment shall be accorded such disclosed Confidential Information.

Section 8.2          System Security.

(a)          If any Recipient is given access to Provider’s or its Subsidiaries’ computer systems, networks, e-mail system or software (collectively, the “Systems”) in connection with the Services, such Recipient shall use commercially reasonable efforts to comply with all of Provider’s system security policies, procedures and requirements, which shall be consistent with the standards and guidelines set forth in Exhibit A attached hereto applicable to the respective Services or as may be updated by the applicable Recipient thereafter from time to time (collectively, “Security Regulations”), and shall not tamper with, compromise or circumvent any security or audit measures employed by Provider or any of its Subsidiaries.  Any amendment or revision to Exhibit A otherwise made in accordance with this Agreement shall not be deemed an amendment to this Agreement, and any reference in this Agreement to Exhibit A shall be deemed to be a reference to Exhibit A as so amended and in effect from time to time.  Further, Recipient shall not modify, translate, reverse engineer, decompile, disassemble or tamper with such Systems, or knowingly transmit any data, software or other materials that contain viruses, time bombs, worms, Trojan horses, spyware, disabling devices or any other malicious or unauthorized code to or through the Systems.  The Recipient shall access and use only those Systems of Provider and its Subsidiaries for which the Provider has granted Recipient the right to access and use and shall use such Systems solely as necessary to receive the Services hereunder.

(b)          If, at any time, Recipient determines that any Recipient personnel has sought to circumvent, or has circumvented, the Security Regulations, that any unauthorized Recipient personnel has or has had access to the Systems, or that any such personnel has engaged in activities that would reasonably be expected to lead to the unauthorized access, use, destruction, alteration or loss of data, information or software of the Provider or any of its Subsidiaries, Recipient shall promptly terminate any such person’s access to the Systems and promptly notify Provider.  Recipient shall reasonably cooperate with the Provider in investigating any unauthorized access by any Recipient personnel to the Systems.

ARTICLE IX

INDEMNITY

Section 9.1          Limitation on Liability.  IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, EXEMPLARY, INDIRECT, PUNITIVE OR SIMILAR DAMAGES WHATSOEVER (INCLUDING LOST REVENUE OR PROFITS, DIMINUTION OF VALUE, OR DAMAGES CALCULATED ON MULTIPLES OF REVENUE, EARNINGS OR OTHER METRICS APPROACHES) (UNLESS SUCH DAMAGES ARE AWARDED BY A COURT OF COMPETENT JURISDICTION IN RESPECT OF A THIRD-PARTY CLAIM), ARISING FROM ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE SERVICES, WHETHER SUCH ACTION IS BASED ON WARRANTY, CONTRACT, TORT (INCLUDING NEGLIGENCE OR STRICT LIABILITY) OR OTHERWISE.  NEITHER PARTY SHALL BE ENTITLED TO RECOVER MORE THAN ONE DOLLAR IN RESPECT OF EACH DOLLAR OF LOSS.  IN NO EVENT SHALL PROVIDER BE LIABLE UNDER THIS ARTICLE IX OR OTHERWISE WITH RESPECT TO THIS AGREEMENT OR ANY BREACH HEREOF, IN EACH CASE IN ITS CAPACITY AS PROVIDER HEREUNDER, FOR ANY AMOUNT IN EXCESS OF THE AGGREGATE FEES THE PROVIDER HAS ACTUALLY RECEIVED PURSUANT TO THIS AGREEMENT.

Section 9.2          Indemnification of Recipient Indemnitees by Provider.  Subject to Section 9.1, each Party, in its capacity as a Provider, agrees to indemnify and hold the other Party, in its capacity as Recipient, its Affiliates and their respective employees, agents, officers and directors (each a “Recipient Indemnitee”) harmless from and against any Losses to the extent arising out of or resulting from Provider’s or its Affiliates’ gross negligence or willful misconduct in connection with the provision of any Services hereunder or material breach of any agreement or obligation contained in this Agreement.

Section 9.3          Indemnification of Provider Indemnitees by Recipient.  Subject to Section 9.1, each Party, in its capacity as a Recipient, agrees to indemnify and hold the other Party, in its capacity as Provider, its Affiliates and their respective employees, agents, officers and directors (each, a “Provider Indemnitee”) harmless from and against any Losses to the extent arising out of or resulting from Recipient’s or its Affiliates’ gross negligence or willful misconduct in connection with the use of any Services hereunder or material breach of any agreement or obligation contained in this Agreement.

Section 9.4          Indemnification Procedures.  Sections 10.4 and 10.6 of the Separation Agreement shall govern, mutatis mutandis, claims for indemnification under this Article IX.

Section 9.5          Sole Remedy/Waiver. The Parties hereto acknowledge and agree that, except with respect to claims seeking specific performance or other equitable relief, the remedies provided for in this Article IX shall be the Parties’ and the Provider Indemnitees’ and Recipient Indemnitees’ sole and exclusive remedy for any Liabilities (including in respect of any claims for breach of contract, warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party or any Provider Indemnitee or Recipient Indemnitee may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, including any breach of or failure by any Party to perform or comply with any covenant or agreement in this Agreement.  In furtherance of the foregoing, the Parties hereby waive, on behalf of themselves and the Recipient Indemnitees and Provider Indemnitees (as applicable), to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against BankCo or any of its Affiliates, or PaymentsCo or any of its Affiliates, as the case may be, in connection with this Agreement and the provision or receipt of Services, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence or strict liability), any Law or otherwise and whether predicated on common law, statute, strict liability or otherwise.  For the avoidance of doubt, each Party expressly acknowledges and agrees (on behalf of itself and the Recipient Indemnitees or Provider Indemnitees, as applicable) that, subject to the immediately preceding sentence, its sole remedy for any such claim or cause of action and any other claim relating to the subject matter hereof shall be indemnification pursuant to this Article IX or specific performance or other equitable relief, if applicable.  Nothing herein shall limit any indemnification obligations of the Parties set forth in the Separation Agreement.

ARTICLE X

MISCELLANEOUS

Section 10.1         Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.2         Notices.  All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by email transmission (without receipt of a delivery failure notice), and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):

To PaymentsCo:

c/o [PaymentsCo]
[Address Line 1]
[Address Line 2]
Attention:	[_____]
Email:	[_____]

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, NE Suite 1600
Atlanta, GA 30309
Attention:	Cal Smith
John	Anderson
E-mail:	[***]
[***]

To BankCo:

c/o [BankCo]
[Address Line 1]
[Address Line 2]
Attention:	[_____]
Email:	[_____]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	H. Rodgin Cohen
Stephen M. Salley
Email:	[***]
[***]

Section 10.3         Assignment; Binding Effect.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either Party without the prior written consent of the other Party, except that Provider may, in fulfilling its obligations set forth on Schedule 1, transfer or assign, in whole or in part, any of its rights, interests or obligations under this Agreement to any wholly-owned Subsidiary of Provider without the consent of Recipient; provided, that such Subsidiaries remain wholly-owned Subsidiaries of Provider during the term of this Agreement and any such transfer or assignment shall not relieve Provider of any of its obligations under this Agreement.

Section 10.4         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.5         Governing Law and Jurisdiction.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court; (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum; and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 10.2.

Section 10.6         Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN . NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT  OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.6.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.6 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.7         Counterparts.  This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each Party and delivered (by facsimile, e-mail, or otherwise) to the other Party.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures.  This Agreement has been executed in the English language.  If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 10.8         Force Majeure.  No Party shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligations is prevented, frustrated or delayed as a consequence of circumstances of Force Majeure.  Without limiting the termination rights contained in this Agreement, in the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.  A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such Force Majeure, (a) provide written notice to the other Party of the nature and extent of such Force Majeure; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable (and in no event later than the date that the affected Party resumes providing analogous services to, or otherwise resumes analogous performance under any other agreement for, itself, its Affiliates or any third Person) unless this Agreement has previously been terminated under Article VII or this Section 10.8.  Recipient shall be (i) relieved of the obligation to pay fees or charges for the affected Service(s) throughout the duration of such Force Majeure and (ii) entitled to permanently terminate such Service(s) if the delay or failure in providing such Service(s) because of a Force Majeure shall continue to exist for more than thirty (30) consecutive days (it being understood that the Recipient shall not be required to provide any advance notice of such termination to the Provider or otherwise comply with the obligations set forth in Section 2.2(b) regarding the early termination of such Service(s)).

Section 10.9         Interpretation.  For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms “Article,” “Section,” “paragraph,” “Exhibit” and “Schedule” are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail); (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) PaymentsCo and BankCo have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xv) to the extent that this Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (xvi) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; and (xvii) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if.”

Section 10.10       No Third Party Beneficiaries.  Except for Section 9.2 and Section 9.3, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 10.11       Entire Agreement.  This Agreement, the Separation Agreement and the other Ancillary Agreements, together with the Exhibits and Schedules hereto and thereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

GREEN DOT OPCO, LLC

By:
Name:
Its:

COMPASS SUB NORTH, INC.

By:
Name:
Its:

[Signature Page to Transition Services Agreement]

Schedule 1

BANK SERVICES

[●]

Schedule 1

PAYMENTS SERVICES

[●]

Exhibit B

Form of Master Services Agreement

MASTER SERVICES AGREEMENT

This Master Services Agreement (this “Agreement”) is made as of [●] (the “Effective Date”), between Green Dot Bank (“Bank”), a bank organized under the laws of the State of Utah, and Green Dot OpCo, LLC, a Delaware limited liability company (“OpCo”).  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Separation Agreement (as defined below).

WITNESSETH

WHEREAS, on the date hereof, pursuant to that certain Agreement and Plan of Merger, dated as of November 23, 2025 (the “Merger Agreement”), by and among Green Dot Corporation, a Delaware corporation and the former parent of Bank (“Green Dot”), CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), Compass Sub North, Inc., a Delaware corporation (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation (“Merger Sub One”), and Compass Sub West, Inc., a Delaware corporation (“Merger Sub Two”), subject to the terms and conditions set forth therein, CommerceOne acquired Green Dot Bank by way of (i) a merger of Merger Sub One with and into CommerceOne with CommerceOne surviving and a merger of Merger Sub Two with and into Green Dot with Green Dot surviving (the “Concurrent Mergers”) and (ii) immediately after effectiveness of the transactions contemplated by the Separation Agreement, CommerceOne will merge with and into New CommerceOne with New CommerceOne surviving;

WHEREAS, on the date hereof, pursuant to that certain Separation Agreement, dated as of November 23, 2025 (the “Separation Agreement”), by and among Green Dot, OpCo and New CommerceOne, subject to the terms and conditions set forth therein, (i) immediately following the Concurrent Mergers, Green Dot converted into a limited liability company, (ii) immediately following such conversion, Green Dot distributed the stock of Bank to Compass Sub Northwest, Inc., and (iii) immediately following such distribution, OpCo acquired the Business (as defined in the Separation Agreement);

WHEREAS, prior to the consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement (the “Separation”), Bank provided certain banking-related services to Green Dot and certain of its direct and indirect subsidiaries (collectively, “OldCo”) to support the operation of the Business (“Bank Services”);

WHEREAS, prior to the consummation of the Separation, Bank obtained certain services related to the management and administration of consumer and B2B payments and income tax refund transfer programs to support the operation of the Business (“Program Management Services,” and, collectively with the Bank Services, the “Services”) from OldCo;

WHEREAS, concurrently with the parties’ entry into this Agreement, New CommerceOne and OpCo are entering into a transition services agreement pursuant to which each party will provide the other transitional services following the Separation; and

WHEREAS, on the terms and conditions set forth herein, from and after the Separation, (i) OpCo desires to obtain from Bank substantially the same Bank Services to support OpCo’s operation of the Business, and (ii) Bank desires to obtain from OpCo substantially the same Program Management Services currently provided by OldCo to support Bank’s operation of the Business.

NOW, THEREFORE, in consideration of the payments to be made and services to be performed hereunder, upon the terms and subject to the conditions set forth in this Agreement and intending to be legally bound, the parties hereto agree to the following terms and conditions:

ARTICLE I
SERVICES

Section 1.1         Services.  Each party shall perform Services for the other party on the terms and conditions set forth in the Schedules to this Agreement as they may be amended from time to time.

Section 1.2          Service Agreements.

(a)         For each Service or set of related Services to be provided under this Agreement, Bank and OpCo shall cooperate to enter into a service agreement, which shall set forth the price, performance standards and any other terms and conditions applicable to the Service(s) (each, a “Service Agreement”).  The Schedules to this Agreement contain the Service Agreements for the Services to be provided pursuant to this Agreement and are part of this Agreement.

(b)         The parties may enter into new Service Agreements from time to time upon mutual agreement of Bank and OpCo, and any such new Service Agreement shall be automatically added as Schedules to this Agreement.

(c)         No Services may be provided under a Service Agreement unless and until (i) such Service Agreement is executed and (ii) it being agreed that the parties shall use their respective commercially reasonable efforts for the Services to be operationally ready in accordance with the terms of such Service Agreement, such operational readiness is mutually confirmed by the parties (such confirmation not to be unreasonably withheld).

(d)          To the extent that the provisions of any Service Agreement conflict with the provisions of this Agreement, the provisions of the Service Agreement shall control.

Section 1.3           Revenue Sharing; Fees.

(a)          In consideration for each party’s Services, OpCo and Bank will share revenues derived from the Business in accordance with the terms and measurement procedures set forth in the applicable Schedules.  Unless otherwise specified in an applicable Service Agreement, or otherwise agreed to by the parties, the revenue sharing for each Service shall be calculated monthly and trued-up quarterly, and any resulting credit or debit shall be applied during the following invoice cycle as applicable.  Each party shall retain workpapers, third-party statements and any other information sufficient to verify the underlying revenue sharing calculations and provide such information to the other party upon reasonable request.

(b)         Except as otherwise provided in a Service Agreement, all Revenue from Programs (as such term is defined in each Service Agreement) will be remitted to an OpCo fee account on a daily basis.

(c)         Unless otherwise specified in an applicable Service Agreement, or agreed to by the parties, payments to Bank for its share of Revenue (as such term is defined in each Service Agreement) shall be paid within thirty-five (35) days of the date invoiced.  If a party determines that any fees, costs or expenses were not properly invoiced or paid, the party shall promptly notify the other party, and in any event within thirty (30) days of receipt of the applicable invoice, and the parties shall cooperate in good faith to determine the amount due and to resolve any disputed amounts within thirty (30) days of notice, provided that any undisputed amounts shall remain payable when due pursuant to this Section 1.3(a).

(d)          Any operator and card-brand fees, assessments, surcharges, and any other third-party charges specified as payable by OpCo in any Service Agreement (collectively, the “Pass-Through Costs”) shall be invoiced to OpCo at cost.  Bank shall provide information reasonably requested by OpCo to support the Pass-Through Costs and any other fees charged to OpCo by Bank.

(e)        Bank shall have the right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to OpCo under this Agreement or any other Ancillary Agreement or other agreement among the parties or their Affiliates.

Section 1.4           Delegation.

(a)         Notwithstanding anything herein to the contrary, each party may delegate its obligations under this Agreement in whole or in part to an Affiliate of such party or a third party (a “Third-Party Provider”) provided that: (a) such delegation is in conformity with all applicable Law and Network Rules; (b) the delegating party has performed commercially reasonable due diligence on any such Third-Party Provider, including with respect to its ability to comply with the performance standards and information security measures hereunder; and (c) the delegating party remains fully responsible for the performance of its Services pursuant to this Agreement in accordance with the terms of this Agreement, including the performance standards and information security measures hereunder.

(b)         Subject to applicable Law and Network Rules and satisfaction of all requirements of OpCo’s vendor management program as approved in writing by Bank or Bank’s written consent (not to be unreasonably withheld, conditioned or delayed), OpCo may engage third party retailers, sellers and others (including any BaaS partner program, each a “Program Distributor”) to assist with distribution of payments, depository, tax refund and credit services to consumer and business end-users; provided that (a) OpCo has performed commercially reasonable due diligence on any such Program Distributor, including with respect to its ability to comply with the performance standards and information security measures hereunder, and (b) OpCo ensures that the Program Distributor complies with the performance standards and information security measures hereunder. Each such service offered through any particular Program Distributor shall be a  “Program” for purposes of this Agreement.

(c)         Each party shall use commercially reasonable efforts to ensure that its Third-Party Providers and Program Distributors, as applicable, are bound by written agreements with respect to the performance of the Services that requires such Third-Party Provider or Program Distributor to comply with the material terms of this Agreement applicable thereto, as applicable, and any applicable Service Agreement.

Section 1.5          Exclusivity.  During the Initial Term (as defined below), Bank shall be the exclusive provider of Bank Services to OpCo, and except as set forth in a Service Agreement, OpCo may not engage any other person to provide any services that are substantially the same as the Bank Services (the “Exclusive Services”); provided that (a) the parties will meet in good faith to discuss any new Program that is not in effect as of the Effective Date (a “New Program”) and (b) to the extent that (i) Bank is unable or unwilling to provide to OpCo any such New Program that is an Exclusive Service upon commercially reasonable terms, (ii) the Program Distributor of a New Program has a program agreement or other contract with another bank provider of Exclusive Services which prohibits the provision of the Exclusive Services by Bank with respect to such New Program or (iii) the Program Distributor, acting reasonably (after commercially reasonable efforts by OpCo to encourage such Program Distributor to partner with Bank for such Exclusive Services), is unwilling for Bank to provide such Exclusive Services to such New Program, the exclusivity provision under this Section 1.5 shall not apply with respect to such Exclusive Services for such New Program.  OpCo shall not take any action or refrain from taking any action if the primary purpose or intent of such action or not acting is avoiding its obligations under this Section 1.5.

Section 1.6        Standard of Service.  Subject to the terms and conditions of each Service set forth in the Schedules to this Agreement, the parties will provide their respective Services in compliance with applicable Law and in substantially the same manner and at substantially the same service levels (in each case, subject to any changes that are reasonably required by virtue of the transactions contemplated by the Separation Agreement or by applicable Law or the rules and requirements of an applicable card network (including any Contract binding on Green Dot Bank or its Affiliates as of the Effective Date, and including the requirements set forth on Exhibit B) (“Network Rules”)) as the Bank and OldCo provided during the twelve (12)-month period prior to the Separation (the “Pre-Separation Period”).

Section 1.7         Service Issues.  In the event of a material issue in the provision of the Services (each, a “Service Issue”), the party experiencing the Service Issue shall provide the other party with written notice of such Service Issue as soon as practicable.  The parties shall reasonably cooperate with each other to remedy such Service Issue as soon as practicable and to mitigate any adverse effect on the Business, and subject to applicable Law, privilege and confidentiality obligations, each party shall provide the other party with any information reasonably necessary to remedy such Service Issue.

Section 1.8        Suspension of Services.  If a Governmental Entity or applicable card network directs, or in the event of a change in applicable Law or Network Rules requiring, the suspension, limitation, or modification of any Bank Services, Bank may suspend such Services (including with respect to any Program Distributors) or applicable portions thereof upon written notice to OpCo, provided that (i) Bank shall first notify OpCo of the basis for exercising such suspension right, (ii) to the extent reasonably possible or not restricted by a Governmental Entity or applicable card network (including Law or Network Rules), the parties shall cooperate in good faith for a period of not less than five (5) Business Days following OpCo’s receipt of such notice to address the circumstances giving rise to such suspension right for the purpose of avoiding such suspension, (iii) Bank shall use commercially reasonable efforts to limit the scope and duration of the suspension to the affected aspects of the applicable Programs (including, for example, jurisdictions that may be subject to suspension) in the manner which shall have the least adverse impact on OpCo as may be required to comply with the Governmental Entity’s directive, change in applicable Law or Network Rules, (iv) the parties shall continue to coordinate in good faith to remediate or mitigate the causes and to end any suspension and resume the affected Services as soon as reasonably practicable, (v) once such circumstances are satisfactorily addressed, Bank shall end the suspension and resume the affected Services, and (vi) unless alternative bank providers of the affected Services are similarly affected by a change in applicable Law or Network Rules, if Bank does not terminate the suspension within 45 days of the date such suspension commenced (subject to the Designated Officers working in good faith to resolve the dispute pursuant to Section 2.3(b) during such period), Bank’s exclusivity under Section 1.5 shall not apply thereafter to the adversely affected Programs.  Bank shall consult with OpCo in good faith with respect to possible mitigation or remediation actions in connection with the underlying cause(s) of such suspension.  Nothing in this Section 1.8 shall be construed to require Bank to disclose any confidential supervisory information.

Section 1.9          Personnel; Resources.  Each party agrees that it will (i) assign qualified, adequately trained, and efficient personnel to the performance of its Services and (ii) discharge its obligations under this Agreement in an efficient and timely manner and to exercise reasonable care in performing the Services.  Each party shall provide reasonable access, upon reasonable request by the other party, to the relevant personnel who are assigned for the rendition of Services.

Section 1.10         Compliance with Laws.  Each party shall be responsible for its own compliance with any and all Laws applicable to its performance of its obligations under this Agreement.  Each party will be responsible for all fines and penalties assessed by any Governmental Entity due to such party’s actions or omissions, provided that such fine or penalty is not caused by or a result of the direct acts or omissions other party.  Notwithstanding the foregoing, without prejudice to Bank’s specific obligations under this Agreement, Bank shall have ultimate decision making authority with respect to any unresolved dispute with respect to actions necessary for Bank or any program that is the subject of a Service Agreement or this Agreement to comply with applicable Law or Network Rules.  Bank shall exercise such decision making authority reasonably and require changes only to the extent reasonably necessary to achieve compliance with applicable Law or Network Rules.

Section 1.11        Change in Laws.  Without limiting Section 1.10, if a change in Laws or Network Rules (a “Change in Law”) will prevent or impede in any material respect a party from performing any of its material obligations under this Agreement, then within one hundred and eighty (180) days after the effective date of such Change in Law, the party affected by such Change in Law (the “Impacted Party”) shall provide written notice to the other party (the “Non-Impacted Party”), which notice shall describe in detail the applicable Change in Law and the provision or provisions of this Agreement affected by such Change in Law.  Upon the receipt of such notice by the Non-Impacted Party, the parties shall enter into good faith negotiations for a period of not less than thirty (30) days as part of an effort to amend this Agreement to reduce or negate the impact of such Change in Law (a “Change in Law Amendment”).  During such period, each Party shall work in good faith to enter into such Change in Law Amendment on terms that alter this Agreement in the manner which will have the least adverse impact to the Impacted Party as may be required to accommodate the Change in Law prior to the effectiveness of such Change in Law. If the parties are unable to agree to a Change in Law Amendment during such thirty (30) day period, then the matter shall be escalated to the Designated Officers of OpCo and Bank for an additional fifteen (15) day period.  If, following such periods and compliance with their obligations under this Section 1.11, the parties are unable to agree to such Change in Law Amendment, and the Impacted Party is Bank and the result of such Change in Law is an inability of Bank to perform its material obligations hereunder, then Bank’s exclusivity as provided in Section 1.5 shall not apply with respect to any Program or Service Agreement adversely affected by such Change in Law, unless alternative bank providers of the affected Services are similarly affected by a change in applicable Law or Network Rules.

Section 1.12        Disaster Recovery.  Each party shall establish, maintain and regularly update disaster recovery, business resumption and contingency plans appropriate for the nature and scope of its Services under this Agreement.  OpCo shall conduct testing on such plans at least semi-annually or at such other frequency as may be agreed between the parties.  Each party shall provide the other with reasonable details of its plans and the results of such testing, including evidence of completion and any material findings or remediation actions. Bank may elect to participate in OpCo’s testing and may require OpCo to adhere to reasonable standards and procedures for its testing.

ARTICLE II
COVENANTS

Section 2.1           Information Sharing.

(a)         Each party shall maintain current, complete and accurate books and records relating to the Services, including as may be required by applicable Law or Network Rules, and shall provide such information as may be reasonably requested by the other party to allow such party to perform its obligations under this Agreement.

(b)          The parties acknowledge that the performance of the Services may be subject to regulation or examination by federal and state regulatory agencies.  Each party shall provide any reports, data or other information reasonably requested by the other to comply with applicable Law or Network Rules or in connection with regulatory supervision and shall submit to any examination that may be required or requested by a Governmental Entity with audit and examination authority over the other party.  Upon receipt of any regulatory request and to the extent permitted by applicable Law and Network Rules, each party shall promptly notify the other of any required reports, data or other information and shall consult with the other party before submitting any such reports, data or other information.

Section 2.2          Confidentiality.

(a)          A party receiving Confidential Information (the “Receiving Party”) from the other party (the “Disclosing Party”) shall protect and hold all Confidential Information in strict confidence and protect all Confidential Information from unauthorized or inadvertent access, use, destruction, or disclosure in full compliance with this Agreement and all applicable Law and Network Rules, including by implementing, maintaining and enforcing appropriate data security.

(b)          Unless required by applicable Law or Network Rules or with the Disclosing Party’s prior written consent, the Receiving Party shall not:

(i)          use, reproduce, disseminate, modify, retain, or disclose any of the Confidential Information for any purpose other than to perform its obligations under this Agreement for which the Confidential Information is being disclosed, or for such Receiving Party’s internal recordkeeping purposes;

(ii)         reverse engineer, sell or market any Confidential Information;

(iii)        receive and maintain the Confidential Information without implementing reasonable internal controls and procedures to safeguard the security and confidentiality of such information; or

(iv)        disclose any of the Confidential Information other than to its employees and representatives who have a reasonable need-to-know in order to discharge their obligations under this Agreement.

(c)          The Receiving Party will be fully liable for the acts and omissions of its Representatives to whom it discloses the Confidential Information.

(d)        “Confidential Information” means any and all confidential or proprietary non-public information or material, whether in electronic or hard copy format, that is generated, collected or utilized in Bank’s, OpCo’s, or their respective Affiliates’ business or operations.  Without limitation, Confidential Information includes:

(i)          trade secrets, source code and object code, other confidential intellectual property, technical and technological information, including designs, processes, methods, technical specifications, drawings, prototypes, troubleshooting guidelines, formulas, data, files, performance characteristics, computer software information and related documentation, databases, programs, systems engineering, research and development plans, disks and other storage media, drawings, notes, proposals, reports, photographs, hardware, card files and recordings;

(ii)         financial information, such as overhead costs, profit margins, banking and financing data, budgeting data and reports, and pricing policies;

(iii)       marketing and sales information, such as marketing and sales techniques and data, identification and authorizing source, account status and ability to pay, product development and delivery schedules, market research and forecasts, strategic planning, and marketing and advertising plans, techniques and budgets;

(iv)       Bank’s, OpCo’s or their respective Affiliates’ overall strategies, the specific programs and strategies utilized and the success or lack of success of those programs and strategies; and

(v)         customer and consumer nonpublic personal information, as defined by applicable Law, including the Gramm-Leach-Bliley Act (“NPI”).

(e)          Confidential Information (other than NPI) does not include information that:

(i)         is or becomes generally available to the public without breach of any obligation of confidentiality under this Agreement or any confidentiality agreement that the Receiving Party may have with a third party;

(ii)         was already known to or was rightfully in the possession of the Receiving Party on a non-confidential basis prior to its disclosure by the Disclosing Party;

(iii)       becomes available to the Receiving Party from a third party, provided that such third party is not subject to an obligation of confidentiality with the Disclosing Party;

(iv)        is independently developed by the Receiving Party without reference to or reliance upon the Confidential Information of the other party;

(v)         is approved in writing by the Disclosing Party for disclosure; or

(vi)       is required to be disclosed by applicable Law or by an applicable Governmental Authority, but only to the extent so required and solely for such purpose, and the Receiving Party shall otherwise remain obligated to treat such information as Confidential Information pursuant to this Section 2.2.

Section 2.3           Oversight Committee.

(a)        Each of OpCo and Bank shall establish a committee, consisting of two (2) persons appointed by OpCo and two (2) persons appointed by Bank, to oversee the management and coordination of the provision and receipt of Services pursuant to this Agreement and the Services Agreements (the “Oversight Committee”) (it being understood that the Oversight Committee shall be established solely for the purpose of serving as a forum for interaction between the parties and their affiliates, and not as an independent entity with authority to act on its own).

(b)          The Oversight Committee shall meet as often as reasonably necessary in an effort to resolve disputes without the necessity of any formal proceeding relating thereto. If the Oversight Committee does not resolve a dispute within thirty (30) days, an officer or official of each of OpCo and Bank with settlement authority (each such officer, a “Designated Officer”), or their respective designees, shall negotiate in good faith in an attempt to resolve the dispute amicably. If such dispute has not been resolved to the mutual satisfaction of the parties within fifteen (15) Business Days (or such longer period as the parties may agree) after the dispute has been escalated in writing to the Designated Officers of OpCo and Bank, then either party may initiate formal proceedings as permitted by this Agreement in accordance with Section 4.4. The foregoing requirements and limitations shall not prevent a party from (i) seeking any and all remedies available at Law, including injunctive relief in circumstances permitted by this Agreement, or (ii) terminating this Agreement (in whole or in part) in accordance with Article III.

Section 2.4          Information Security.

(a)         The parties shall maintain information security policies, procedures and administrative, physical and technical safeguards appropriate to the Services.  Each party shall protect the data of the other party shared or processed in connection with the Services consistent with the standards and guidelines set forth in Exhibit A attached hereto.

(b)          In the event a party’s systems experience a security breach or similar incident affecting the data of the other party or its customers (a “Security Incident”), such party shall provide notice to the other party within twenty-four (24) hours of learning of the Security Incident and shall also provide regular updates to the other party of any material developments. The parties shall cooperate with respect to any required regulatory notices or mitigation or remediation actions in connection with such Security Incident

Section 2.5         Handling of Funds.  Unless otherwise specified in an applicable Service Agreement, or otherwise agreed to by the parties, OpCo shall not receive, hold, control, or transmit end-customer funds.  Any Service Agreement providing for the handling of end-customer funds shall specify settlement timelines, cutoffs, reconciliation cadence, exception handling, reserve triggers, and data delivery.

Section 2.6          Advice of Changes.  Each party shall promptly advise the other parties of any action against it, including any pending or threatened litigation or action by a Governmental Entity, that would reasonably be expected to have a material adverse effect on the party’s ability to perform its obligations under this Agreement or any Service Agreement.

Section 2.7         Receipt of Criticism.  In the event that Bank or OpCo receives a criticism in a report of examination or in a related document or written communication from, or is subject to any supervisory action by, or enters into an agreement with any regulatory authority with respect to any matter whatsoever relating the Services (a “Criticism”), the party receiving the Criticism shall advise the other party in writing and share the relevant portions of any written documentation received from the relevant regulatory authority to the extent not prohibited by applicable Law.  Following receipt of such Criticism, the parties shall in good faith consult as to the appropriate action to be taken to address such Criticism.  For clarity, nothing herein shall require a party to disclose any “confidential supervisory information” as defined under applicable Law.

Section 2.8        Legal Action.  Each party shall promptly notify the other party of any legal action relating to the Services provided under this Agreement and shall use commercially reasonable efforts to assist the other party in complying with any subpoenas relating to such legal action.

Section 2.9          Customer Complaints.  If a party becomes aware of a third party making a complaint to any other third party, including a government, regulatory, consumer protection or consumer advocacy agency (each, a “Reporting Agency”), which complaint asserts a legal, compliance or regulatory violation related to the Services (“Consumer Complaints”), such party will immediately forward to the other party the Consumer Complaint and all information and documentation related thereto to the extent permitted by applicable Law.  Unless otherwise instructed or permitted, no party shall respond to any Reporting Agency on behalf of another party and if the Reporting Agency is a governmental or regulatory authority, no party will respond on its own behalf without obtaining the other party’s approval of such response.  The parties shall reasonably and timely cooperate with each other in the investigation and resolution of any Consumer Complaints, including responding to any questions or requests for information from the other party but in any event within five (5) days.

Section 2.10        Taxes.  Each party shall be responsible for the payment of any federal, state or local taxes or assessments with its own earnings and income associated with the transactions contemplated by this Agreement, or imposed upon it in relation to the performance of its obligations under this Agreement, and for compliance with all filing, registration and other requirements with regard thereto.

Section 2.11        Insurance.  Each party shall maintain, at its own expense, for the duration of the Term insurance, including, but not limited to, cybersecurity insurance, with commercially reasonable terms, and shall regularly evaluate and adjust as necessary its coverage so that it is commensurate with the applicable Services’ scale.  Confirmation of such insurance coverage and any documentation related thereto shall be provided upon reasonable request by a party.  Each party shall notify the other party in writing of any material change or termination to cybersecurity insurance as soon as reasonably practicable, and in any event within thirty (30) days of such change or termination.  All insurance policies shall be obtained from insurers rated at least “A VII” by A.M. Best, and Bank shall be named as an additional insured or loss payee, as applicable, on each policy obtained by OpCo.

Section 2.12        Indemnification.

(a)          Each party agrees to indemnify, defend and hold harmless the other party, its Subsidiaries or Affiliates, and its and their respective officers, directors, employees and permitted assigns against any and all liabilities, suits, claims, losses, damages, costs and expenses (including, without limitation, penalties and interest levied by regulatory agencies or card association networks, reasonable attorneys’ fees and court costs) (“Losses”) arising out of or related to the indemnifying party’s gross negligence, willful misconduct, intellectual property infringement, or violation of applicable Law, except to the extent that such Losses arise out of the gross negligence, willful misconduct, intellectual property infringement, or violation of applicable Law of the Person seeking indemnification.

(b)          If any claim or demand is asserted against a party (the “Indemnified Party”) by any Person who is not a party to this Agreement in respect of which the Indemnified Party may be entitled to indemnification under Section 2.12(a), written notice of such claim or demand shall promptly be given to any party or parties (the “Indemnifying Party”) from whom indemnification may be sought; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 2.12 except to the extent the Indemnifying Party is prejudiced by such failure.  Within fifteen (15) days following receipt of written notice from the Indemnified Party relating to any claim, but no later than fifteen (15) days before the date on which any response to a complaint or summons is due, the Indemnifying Party will notify the Indemnified Party in writing if the Indemnifying Party elects to assume control of the defense and settlement of that claim (a “Notice of Election”).

(c)          If the Indemnifying Party delivers a Notice of Election relating to any claim within the required notice period, the Indemnifying Party will be entitled to have sole control over the defense and settlement of such claim; provided that (i) the Indemnified Party will be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim; and (ii) the Indemnifying Party will notify the Indemnified Party before ceasing to defend against such claim, and will not compromise or settle such claim without the Indemnified Party’s prior written consent if such compromise or settlement would impose a penalty or limitation upon the Indemnified Party, including an injunction or other equitable relief, or such compromise or settlement does not include the release of the Indemnified Party from all liability arising from or relating to such claim.  After the Indemnifying Party has delivered a Notice of Election relating to any claim, the Indemnifying Party will not be liable to the Indemnified Party for any legal expenses incurred by the Indemnified Party in connection with the defense of that claim.  In addition, the Indemnifying Party will not be required to indemnify the Indemnified Party for any amount paid or payable by the Indemnified Party in the settlement of any claim for which the Indemnifying Party has delivered a timely Notice of Election if such amount was agreed to without the written consent of the Indemnifying Party.

(d)          If the party which is the Indemnifying Party does not deliver a Notice of Election relating to any claim within the required notice period, the Indemnified Party will have the right to defend the claim in such manner as it may deem appropriate, and the failure of the Indemnifying Party to deliver such Notice of Election will not affect the indemnification obligations of such party under this Agreement.

(e)          When seeking indemnification, the Indemnified Party will at all times reasonably cooperate with the Indemnifying Party in the defense or settlement of any claim.

(f)          Without prejudice to the parties’ rights and obligations in relation to the mitigation of losses at law or equity, the parties shall use commercially reasonable efforts to mitigate the quantum of losses and any other adverse consequences incurred or suffered by a party as a result of a breach by a Third-Party Provider or Program Distributor (to the extent the party is aware of such breach).

ARTICLE III
TERM; TERMINATION

Section 3.1        Initial Term.  This Agreement is effective as of the Effective Date and will continue in effect for a period of seven (7) years unless earlier terminated in accordance with the terms of this Agreement (the “Initial Term”).

Section 3.2         Renewal Terms.  This Agreement will automatically renew for consecutive one (1)-year periods (each, a “Renewal Term”) at the end of the Initial Term or the then-current Renewal Term unless either party elects not to renew this Agreement by providing the other party written notice of its intent not to renew this Agreement at least one hundred eighty (180) days prior to the end of the Initial Term or the then-current Renewal Term, as applicable.

Section 3.3          Transition Services.  For a period of three hundred sixty-five (365) days following the termination of this Agreement for any reason (the “Transition Period” and, collectively with the Initial Term and any Renewal Term, the “Term”), performance by each party of its obligations under this Agreement will, at OpCo’s request, continue as needed to permit the orderly wind-down of the Services and the efficient and seamless transition of the Services by OpCo to another provider (the “Transition Services”); provided that such Transition Period will occur only to the extent the continued provision of Transition Services would comply with applicable Law and Network Rules.  The terms of this Agreement shall remain in full force and effect during any Transition Period.  The Transition Period may be ended prior to the expiration of the three hundred sixty-five (365)-day period by written notice to Bank from OpCo.

Section 3.4          Termination.

(a)           This Agreement may be terminated by either party upon written notice to the other party if:

(i)          the non-terminating party fails to make a payment of any material amount due and payable pursuant to this Agreement that is not disputed in good faith and such failure remains unremedied for a period of thirty (30) days after the non-defaulting party gives written notice thereof; or

(ii)         the non-terminating party fails to perform, satisfy or comply with any obligation, condition, covenant or other provision contained in this Agreement, and:

(A)
such failure has, or is likely to have, a material adverse effect on the value of this Agreement to the non-defaulting party, or constitutes a material violation of applicable Law that renders either party unable to substantially perform this Agreement; and

(B)
such failure remains unremedied for a period of thirty (30) days after the other party gives written notice thereof specifying the nature of such failure in reasonable detail; provided, however, that this Agreement may not be terminated as a result of such failure if:

a.
the party responsible for such failure initiates and diligently pursues a cure within such thirty (30)-day period, and such cure is completed within ninety (90) days from the date of written notice regarding such failure, or

b.
the failure is acknowledged by the party responsible for such failure, such party has submitted to the other party a resolution plan for resolving such failure that is approved by the non-defaulting party, and the defaulting party is adhering to the terms of such resolution plan as approved by the non-defaulting party.

(b)        In the event of a failure to perform, satisfy or comply with any obligation, condition, covenant or other provision contained in a Service Agreement that would otherwise give rise to a right of a party to terminate this Agreement, the terminating party may, in lieu of terminating this Agreement, terminate only such Service Agreement.

(c)          Section 2.2, Section 3.3, Section 3.4, and Article IV shall survive termination of this Agreement.

Section 3.5          Return or Destruction.  Upon termination of this Agreement, or at any time upon the written request of a party, the other party shall return, or at its election destroy, all Confidential Information of the other party in its possession or in the possession of a third party over which such party has or may exercise control. Notwithstanding the foregoing, the parties may retain any Confidential Information to the extent (a) required by Law or bona fide internal compliance or document retention policies or (b) it is electronically stored pursuant to automatic back-up storage or archival procedures or systems, is not readily available to an end user and cannot be expunged without considerable effort.  Notwithstanding the return, destruction or retention of Confidential Information in accordance with this Section 3.5, any retained Confidential Information will continue to be kept confidential and subject to the confidentiality terms of this Agreement.

ARTICLE IV
MISCELLANEOUS

Section 4.1          Interpretation.  For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms “Article,” “Section,”  and “Schedule” are references to the Articles, Sections, and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” mean the date of this Agreement; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form (including e-mail); (h) provisions shall apply, when appropriate, to successive events and transactions; (i) Green Dot, OpCo and Bank have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (j) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (n) to the extent that this Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (o) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; and (p) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if”.

Section 4.2          Headings.  The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

Section 4.3           Governing Law; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 4.11.

(b)         EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE SEPARATION AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH, INCLUDING ANY OTHER ANCILLARY AGREEMENT, OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE SEPARATION AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH, INCLUDING ANY OTHER ANCILLARY AGREEMENT, OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 4.3.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 4.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 4.4           Dispute Resolution.

(a)          Any dispute, controversy or claim of any and every kind or type, whether based on contract, tort, statute, regulations or otherwise, arising out of, in connection with or relating in any way to this Agreement, the relationship of the parties hereto, the obligations of the parties hereto or the operations carried out under this Agreement, including any dispute as to the existence, validity, construction, interpretation, negotiation, performance, non-performance, breach, termination or enforceability of this Agreement shall initially sought to be resolved by non-binding confidential mediation administered by the American Arbitration Association (the “AAA”) and conducted in accordance with the Commercial Mediation Procedures of the AAA.  The location of the mediation shall be Delaware.  The parties hereto shall share equally in the costs of mediation; provided, however, that each party shall bear its own legal fees and expenses in connection with the mediation.  If the parties do not reach agreement on a mutually agreeable mediator within twenty (20) days of when either party first proposes mediation or the parties fail to reach a resolution within a period of sixty (60) days from the first meeting of the parties in mediation, then the dispute shall be finally resolved by and be subject to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County.  Each party hereby irrevocably waives, to the fullest extent permitted by law, (i) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court; (ii) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum; and (iii) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum  Each party retains the right to seek judicial assistance: (A) to obtain interim measures of protection prior to or pending mediation, (B) to seek injunctive relief, and (C) to enforce any final settlement agreed during mediation.

(b)         All offers, promises, conduct and statements, whether written or oral, made in the course of conducting the negotiations or in mediation by either of the parties hereto, their agents, employees, experts and attorneys, are confidential, privileged and inadmissible for any purpose, including impeachment, in any litigation, or other proceeding involving the parties; provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the negotiation or mediation.

Section 4.5          Entire Agreement.  This Agreement, the Separation Agreement and the other Ancillary Agreements, together with the Exhibits and Schedules hereto and thereto, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing, and there are no agreements, understandings, representations or warranties between the parties hereto with respect to the subject matter of this Agreement other than those set forth or referred to in this Agreement.

Section 4.6           Limitations of Liability.

(a)          Neither party’s aggregate liability to the other party with respect to the matters contemplated by this Agreement shall exceed the aggregate amount of fees actually paid or payable pursuant to this Agreement, except in the case of such first party’s gross negligence, willful misconduct or fraud in connection with its performance of obligations under this Agreement; and

(b)        Neither party shall have any liability to the other party for any consequential, special, incidental, exemplary, indirect, punitive, or similar damages whatsoever (including lost revenue or profits, diminution of value, or damages calculated on multiples of revenue, earnings or other metrics approaches) (unless such damages are awarded by a court of competent jurisdiction in respect of a third-party claim), arising from any Action relating to this Agreement or any of the Services, whether such Action is based on warranty, contract, tort (including negligence or strict liability) or otherwise. No party shall be entitled to recover more than one dollar in respect of each dollar of loss.

Section 4.7          Counterparts.  This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and shall become effective when one (1) or more such counterparts have been signed by each party and delivered (by facsimile, e-mail, or otherwise) to the other party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 4.8          No Third-Party Beneficiaries.  Except for Section 2.12, which is intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof or thereof.

Section 4.9       Expenses.  Except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including the provision of the Services) shall be paid by the party incurring such costs and expenses.

Section 4.10         Intellectual Property Ownership; Licenses.

(a)          Each party shall own any intellectual property developed by such party, and nothing in this Agreement shall have the effect of transferring any right, title or interest in any intellectual property unless expressly agreed in writing between the parties otherwise, or unless the parties expressly agree to such transfer.  The parties agree that the parties do not intend to jointly develop or create any intellectual property under or in connection with the rendition or receipt of Services, and if any intellectual property is developed through the combined efforts of the parties during the Term, it shall be developed pursuant to a development agreement, which shall be negotiated in good faith, and entered into, by the parties prior to commencement of work for the development of such intellectual property.

(b)          Solely to the extent reasonably required for the provision or receipt of the Services in accordance with this Agreement, each Party (as applicable, the “Licensor”), for itself and on behalf of its Affiliates, hereby grants to the other (as applicable, the “Licensee”) (and the Licensee’s Affiliates) a non-exclusive, revocable (solely as expressly provided in this Agreement), non-transferable, non-sublicensable (except to third parties as required for the provision or receipt of Services, but not for their own independent use), royalty-free, worldwide license during the Term to use the intellectual property owned by the Licensor or its applicable Affiliate in connection with this Agreement, but only to the extent and for the duration necessary for the Licensee to provide or receive the applicable Service under this Agreement.  The foregoing license shall terminate immediately upon the expiration or earlier termination of this Agreement in accordance with the terms hereof.

(c)        Effective as of the Closing, OpCo, on behalf of itself and its Affiliates, hereby grants, and shall cause any of its applicable Affiliates to grant, to Bank and its Affiliates, during the term of this Agreement and for a transitional period of up to eighteen (18) months immediately following the expiration or termination of this Agreement (or, solely to the extent reasonably necessary due to regulatory requirements or other obligations under applicable Law, such longer period as reasonably necessary in accordance therewith, not to exceed an additional twelve (12) months), a worldwide, royalty-free, non-transferable, non-exclusive license to continue to use and display the Marks constituting Transferred Intellectual Property and used in any operations of the Bank as of the Closing Date (including for the use of “Green Dot Bank” and associated Marks) (“Transitional Marks”), solely for the continued operations of the Bank in a manner reasonably consistent with the Bank’s and its Affiliates’ use and display of the Marks prior to the Closing Date, or otherwise for the provision of the Services as set forth hereunder.  The Bank may sublicense the rights granted in this Section 4.10(c) to its Affiliates, together with its and their authorized distributors, vendors, subcontractors, and resellers acting on behalf of the Bank and its Affiliates, solely for the purposes permitted under this Section 4.10(c).  All use of the Transitional Marks by the Bank and its Affiliates, and the Bank will use commercially reasonable efforts (consistent with past practice) to ensure that the use of the Transitional Marks by any sublicensee, shall be consistent with the standards of and reputation for quality in effect for the use of the Transitional Marks prior to the date hereof.  Without in any way limiting the foregoing, the Bank shall, at its sole expense, use the Transitional Marks in a manner that complies in all material respects with all applicable Laws pertaining to its operations.  Any and all goodwill arising from the Bank’s and its sublicensees’ use of the Transitional Marks as permitted in this Section 4.10(c) shall inure solely to the benefit of OpCo and its applicable Affiliates that own the applicable Transitional Marks.

Section 4.11        Notices.  All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a email transmission (without receipt of a delivery failure notice), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)          If to Bank:

[•]

with a copy (which shall not constitute notice) to:

[•]

(b)          If to OpCo:

[•]

with a copy (which shall not constitute notice) to:

[•]

Section 4.12       Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either party without the prior written consent of the other party, except that the party providing Services (in such capacity, “Provider”) may, in fulfilling its obligations set forth pursuant to the applicable Service Agreement, transfer or assign, in whole or in part, any of its rights, interests or obligations under this Agreement to any wholly-owned Subsidiary of Provider without the consent of the receiving party (in such capacity, “Recipient”); provided, that such Subsidiaries remain wholly-owned Subsidiaries of Provider during the Term and any such transfer or assignment shall not relieve Provider of any of its obligations under this Agreement.

Section 4.13       Representations and Warranties.  Each of Bank and OpCo represents and warrants to the other that (a) it is duly organized, validly existing and in good standing under the laws of the state of its formation; (b) it is duly qualified and properly licensed to do business in each jurisdiction where authorization or licensure is required to provide the Services; (c) it has the power and authority to grant the rights and perform the obligations to which it commits herein; (d) the execution of this Agreement by the person representing it will be sufficient to render this Agreement binding upon it; (e) neither its performance hereunder nor the exercise by the other parties of rights granted by the warranting party hereunder will violate any applicable Law, or the legal rights of any third parties, or the terms of any other agreement to which the warranting party is or becomes a party; and (f) it has and will maintain an adequate system of internal controls and procedures for financial reporting.  Each party is separately responsible for ensuring that its performance and grant of rights do not constitute any such violation during the Term.  Each of the foregoing representations and warranties and any other representations and warranties made throughout this Agreement will be deemed provided by the parties on the Effective Date and will be continuous in nature throughout the Term.

Section 4.14        Relationship of Parties.  The parties agree that they are independent contractors to each other in performing their respective obligations hereunder.  Nothing herein shall be deemed, nor shall it cause, the parties to be treated as partners, joint venturers or otherwise as joint associates for profit.

Section 4.15        Further Assurances.  The parties hereto agree that, from time to time, consistent with the terms and conditions hereof, each of the parties hereto shall execute and deliver any additional documents, agreements or instruments, and use their reasonable best efforts to take such other actions as the other reasonably requests in order to fully implement the transactions contemplated by this Agreement.

Section 4.16        Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.  Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with.  The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 4.17        Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.18        Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties hereto acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.  Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

Section 4.19        Force Majeure.  No party hereto shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligations is prevented, frustrated or delayed as a consequence of circumstances of Force Majeure.  Without limiting the termination rights contained in this Agreement, in the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.  A party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such Force Majeure, (a) provide written notice to the other party of the nature and extent of such Force Majeure; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable unless this Agreement has previously been terminated in accordance herewith.  The applicable Recipient shall be relieved of the obligation to pay fees or charges for the affected Service(s) throughout the duration of such Force Majeure.  For purposes of this Agreement, “Force Majeure” means with respect to a party, an event beyond the reasonable control of such party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, embargoes, epidemics, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment.  Notwithstanding the foregoing, the inability to obtain sufficient funds needed for the performance of a party’s obligation hereunder shall not be deemed an event of Force Majeure.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the first day above written.

GREEN DOT BANK

By:
Name:
Title:

GREEN DOT OPCO, LLC

By:
Name:
Title:

SCHEDULES

Provisions to be developed and documented in the Service Agreements to include those listed below, among others.

•	Bank’s provision of general banking services (if necessary), including treasury, cash management, deposit account, wire processing, settlement and reconciliation, credit monitoring, etc.;

•	Fee structure, service levels, invoicing terms and revenue sharing, policies and procedures (e.g., BSA/AML) and change management for each Service;

•	Information retention and sharing requirements;

•	Membership in card networks, sponsorship of OpCo into card networks, Bank’s sponsorship of bank identification numbers, and compliance with appropriate security standards;

•	Creation and maintenance of end-user accounts and issuance of cards and sponsorship of BINs for the cards;

•	Bank’s extension of credit to customers and end-users in connection with any income tax refund transfer and other credit or lending programs;

•	Bank’s maintenance of accounts for use by disbursement clients and network members;

•	Bank’s maintenance of accounts and disbursement of funds for tax refund transfer service program.

•	OpCo’s rights and responsibilities in connection with management and administration of consumer and B2B payments, income tax refund transfer and other programs offered from time to time.

EXHIBIT A

Information Security Requirements1

1 Note to Form:  Parties to finalize Information Security Requirements based on Services, but must include (i) U.S.-only hosting, (ii) SOC Type II audits, (iii) encryption requirements, (iv) incident timelines, (v) requirements with respect to bank, network and regulator auditability and (vi) disconnect rights.

EXHIBIT B

Network Requirements2

2 Note to Form: To codify network requirements as required by applicable network rules/contracts and applicable ACH requirements.

Schedule I

Business Assets

“Business Assets” shall mean:

(A) except for any Excluded Asset, all assets of Parent and its Subsidiaries (for clarity excluding Parent Bank, which will no longer be a Subsidiary of Parent at the time of the Sale) (including the Transferred Entities) as of the Closing, including the following assets:

(i)           all of the equity interests in the Transferred Entities other than Parent (the “Purchased Interests”) and all of the equity interests in Parent after giving effect to the Mergers, the Conversion and the Distribution (the “LLC Interests”);

(ii)          any and all machinery, equipment, hardware, furniture, fixtures, tools, and all other tangible personal property (excluding IT Systems) (collectively, “Tangible Personal Property”) of the Transferred Entities (the “Transferred Tangible Personal Property”);

(iii)         all non-Tax credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits and prepaid items of the Transferred Entities (collectively, “Business Prepaids”);

(iv)         (a)  each Contract to which Parent or any of its Subsidiaries is a party or by which any of its assets is bound that is exclusively related to the Business (other than leases and subleases in respect of real property), and each enterprise-wide Contract and each Contract with respect to off-the-shelf software to which Parent or any of its Subsidiaries is a party, (b) subject to Section 6.4, those portions, and only those portions, of any Commingled Contract to which Parent or any of its Subsidiaries is a party that relate to the Business, including the Commingled Contracts set forth on Section I(iv)(b) of the Parent Disclosure Schedule (collectively, such Contracts or portion of such Contracts, as the case may be, described in clauses (a) and (b), the “Specified Business Contracts”), and (c) the leases and subleases set forth on Section I(iv)(c) of the Parent Disclosure Schedule (the “Business Leases”), and the real property governed by such leases (collectively, the “Business Leased Real Property”);

(v)          any and all Permits held by the Transferred Entities (collectively, “Business Permits”);

(vi)          all Intellectual Property that is owned by Parent or any of its Subsidiaries and is Used in the Business, including any goodwill related thereto (including the right to seek and retain damages and payments for past, present or future infringement, misappropriation or dilution thereof or other conflict therewith, the right to sue and recover for past, present or future infringement, misappropriation or dilution thereof or other conflict therewith, and any and all corresponding rights that, now or hereafter may be secured throughout the world) (which, for the avoidance of doubt, excludes the Intellectual Property set forth on Section I(vi) of the Parent Disclosure Schedule) (“Transferred Intellectual Property”) and all IT Systems Used in the Business (the “Business IT Systems”);

(vii)        copies of any and all documents, instruments, papers, books, data (including Personal Data only to the extent transferable with the Business) and datasets, databases, records (other than Tax Returns and other books and records related to (x) Taxes of New CommerceOne or any of its Subsidiaries (except to the extent exclusively related to the Taxes of the Transferred Entities) or (y) any CommerceOne Consolidated Group (collectively, the “New CommerceOne Tax Records”)), catalogs, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case, in each case to the extent related to the Business and in the possession or control of Parent or any of its Subsidiaries, other than (1) to the extent Parent and its Subsidiaries are required by Law to retain any portion of such books, records or other materials, (2) personnel and employment records for Business Employees and Former Business Employees (except as provided in clause (viii) below) and (3) for the avoidance of doubt, any books, records or other materials that may be located in a facility of the Business (including the Business Leased Real Property) to the extent not primarily related to the Business (collectively, the “Business Books and Records”); provided that, with respect to any Business Books and Records, the CommerceOne Group shall be permitted to keep (A) copies of such Business Books and Records to the extent required by Law, (B) copies of such Business Books and Records to the extent related to the Retained Businesses and (C) copies of such Business Books and Records in the form of so-called “back-up” electronic tapes in the ordinary course of business in accordance with the CommerceOne Group’s bona fide “back-up”, document retention or similar policies;

(viii)      any personnel records for Business Employees and Former Business Employees (to the extent the transfer thereof pursuant to this Agreement is not prohibited by Law) (the “Transferred Personnel Records”);

(ix)         any and all claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), to the extent related to or arising out of the Business, any Business Asset or any Business Liability, and all proceeds of any settlement of any such claims, counterclaims, causes of actions or defenses (for the avoidance of doubt, other than any claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements to the extent related to or arising out of the Retained Businesses, any Excluded Asset or any Excluded Liability);

(x)          the goodwill, if any, of the Business;

(xi)         all Cash held by the Transferred Entities (collectively with any cash identified on Section I(B) of the Parent Disclosure Schedule, the “Transferred Cash”);

(xii)        all accounts or notes receivable, and any security, claim, remedy or other right related to any of the foregoing, and all other current assets, in each case held by the Transferred Entities, for the avoidance of doubt, including intercompany receivables to the extent not settled or eliminated pursuant to Section 6.6 or Section 6.7, receivables related to customer deposits in respect of gift cards and reimbursements owed to Parent or any of its Subsidiaries from Parent Bank, to the extent not settled or eliminated pursuant to Section 6.6 or Section 6.7 (collectively with any accounts or notes receivable, any security, claim, remedy or other right related to any of the foregoing and all other current assets, in each case, identified on Section I(B) of the Parent Disclosure Schedule the “Business Current Assets”);

(xiii)       all Transferred Entity Benefit Plans, and any and all assets related thereto; and

(xiv)       subject to Section 6.17, all insurance policies of Parent and its Subsidiaries and all rights under such insurance policies, excluding Parent’s and its Subsidiaries’ bank-owned life insurance policies;

(B) all assets of Parent Bank set forth on Section I(B) of the Parent Disclosure Schedule; and

(C) such other assets of Parent Bank as may be agreed by the parties acting reasonably and in good faith; it being understood that the commercial intention of the parties is to transfer to Purchaser all assets (except as otherwise expressly provided herein) Used in the Business; provided that no such transfer would have the effect of decreasing the equity of Parent Bank, as determined in accordance with GAAP.

Schedule II

Business Liabilities

“Business Liabilities” shall mean:

(A) all Liabilities of Parent and its Subsidiaries (for clarity excluding Parent Bank, which will no longer be a Subsidiary of Parent at the time of the Sale) (including the Transferred Entities) to the extent related to, arising out of or resulting from the Business Assets or the Business, other than the Liabilities identified as Excluded Liabilities, in each case whether accruing or arising prior to, on or after the Closing, including the following:

(a)          all Liabilities to the extent that Purchaser or the Transferred Entities are expressly liable under this Agreement or any Ancillary Agreement;

(b)          all Liabilities to the extent relating to or arising out of the Specified Business Contracts or the Business Leases;

(c)          (i) all Liabilities in respect of Business Employees, Former Business Employees (including current or former employees of Green Dot (Shanghai) Software Technology Co., Ltd.) and current or former consultants or independent contractors of the Business, in each case in connection with their employment or engagement (as applicable) with the Business or the termination thereof, including all Liabilities assumed by Purchaser under Article VII and (ii) 50% of the Equity Award Tax Obligations, except, in each case, as otherwise set forth in Article VII; provided, however, for the avoidance of doubt, that the foregoing Liabilities do not include any Liabilities in respect of current or former employees, consultants or independent contractors of the Retained Business;

(d)          all Liabilities related to all accounts payable and other current liabilities of the Business or the Transferred Entities;

(e)          any and all Liabilities of the Transferred Entities and the Business for Taxes imposed with respect to, arising out of, or relating to the Business Assets, the Business Liabilities or the Business, other than Excluded Taxes (and including, for the avoidance of doubt, any Transfer Taxes allocable to Purchaser pursuant to Section 8.4);

(f)          50% of the Shared Reimbursement Liabilities;

(g)          50% of all fees, costs and expenses arising directly from the completion by Parent and its Subsidiaries of the Pre-Closing Transfers; and

(h)          all indebtedness for borrowed money set forth on Section II(h) of the Parent Disclosure Schedule (“Business Indebtedness”).

(B) all Liabilities of Parent Bank set forth on Section II(B) of the Parent Disclosure Schedule;

(C) such other Liabilities of Parent Bank as may be agreed by the parties acting reasonably and in good faith; it being understood that the commercial intention of the parties is to transfer to Purchaser the Liabilities that relate to, arise out of or result from the Business Assets or the Business.

II-1

Schedule III

Excluded Assets

“Excluded Assets” means the following assets and properties of Parent or any of its Subsidiaries (including the Transferred Entities):

(i)           any and all Tangible Personal Property owned by Parent Bank, other than the Transferred Tangible Personal Property;

(ii)          all non-Tax credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits, prepaid items and accounts receivable and other current assets owned by Parent Bank, in each case other than the Business Prepaids and the Business Current Assets;

(iii)         any and all Contracts and portions of Contracts, other than the Specified Business Contracts and the Business Leases (collectively, the “Excluded Contracts”);

(iv)         any and all Permits owned by Parent Bank, other than the Business Permits;

(v)          any and all Intellectual Property owned by Parent Bank, other than the Transferred Intellectual Property;

(vi)         any and all documents, instruments, papers, books, records, videos, podcasts, posts, books of account and files, catalogs, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case other than the Business Books and Records;

(vii)       any personnel records, other than the Transferred Personnel Records;

(viii)      all New CommerceOne Tax Records;

(ix)         any and all Bank Benefit Plans, and any and all assets related thereto;

(x)          Parent’s and its Subsidiaries’ bank-owned life insurance policies;

(xi)         any and all claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), to the extent related to or arising out of the Excluded Assets or Excluded Liabilities, and all proceeds of any settlement of any such claims, counterclaims, causes of actions or defenses;

(xii)        all Cash held by Parent Bank, other than any Transferred Cash;

(xiii)       all Tax assets of New CommerceOne and its Subsidiaries (other than the Transferred Entities), whether or not derived from the Business and whether or not existing prior to the Closing, and all Tax refunds, overpayments, credits or receivables in respect of Excluded Taxes;

(xiv)       the minute books and corporate records of Parent and its Subsidiaries (other than the Transferred Entities); and

(xv)        all other assets of Parent Bank that do not constitute Business Assets.

III-1

Schedule IV

Excluded Liabilities

“Excluded Liabilities” shall mean all of the following Liabilities of Parent and its Subsidiaries (including the Transferred Entities), in each case whether accruing or arising prior to, on or after the Closing:

(i)           all Liabilities to the extent related to, arising out of or resulting from any Excluded Assets or the Retained Businesses (other than any Liabilities for which Purchaser or any of its Affiliates expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets between any member of the CommerceOne Group, on the one hand, and Purchaser or any of its Affiliates, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);

(ii)          all Liabilities under the Excluded Contracts;

(iii)         all Liabilities which New CommerceOne and its Subsidiaries (other than the Transferred Entities) expressly retain under this Agreement or any Ancillary Agreement;

(iv)         without duplication, all (a) Taxes of New CommerceOne and its Affiliates (other than the Transferred Entities), (b) Taxes of the CommerceOne Consolidated Group, (c) Taxes of any affiliated, consolidated, combined, or unitary Tax group of which any Transferred Entity was a member prior to Closing (including any such Taxes imposed pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of Law) and (d) Transfer Taxes allocable to New CommerceOne pursuant to Section 8.4 (clauses (a) through (d), collectively, “Excluded Taxes”);

(v)          all Liabilities to the extent related to, arising out of or resulting from (a) any Bank Benefit Plan (other than as expressly provided for under this Agreement) and (b) the employment or engagement, or termination of employment or engagement of, any director, officer, employee, consultant or independent contractor of Parent Bank or the Retained Business (in their capacity as such), but excluding Liabilities otherwise with respect to any Business Employees or Former Business Employees (including current or former employees of Green Dot (Shanghai) Software Technology Co., Ltd.) or current or former consultant or independent contractor of the Business;

(vi)         any indebtedness for borrowed money of Parent or any of its Subsidiaries (other than the Transferred Entities), other than the Business Indebtedness;

(vii)        data security incidents and privacy violations at Parent Bank arising out of compliance with Parent Bank’s Gramm-Leach-Bliley Act policies first occurring or discovered prior to Closing;

(viii)       50% of the Shared Reimbursement Liabilities;

IV-1

(ix)         50% of all fees, costs and expenses arising directly from the completion by Parent and its Subsidiaries of the Pre-Closing Transfers;

(x)          the Equity Award Obligations;

(xi)         the Specified Liabilities; and

(xii)        all Liabilities as set forth on Section IV(xii) of the Parent Disclosure Schedule.

IV-2

Schedule V

Certain MSA Terms

The following table summarizes the services anticipated to be provided by New CommerceOne pursuant to the MSA and the contemplated pricing amounts / metrics to be paid by Purchaser in connection therewith:

MSA Category	Description	Pricing Amt	Pricing Metric	Calculation Summary
Retail	Represents transactions originating from retail distribution partners (e.g., in- store card loads, cash reloads, or purchases at participating merchants)
Direct	Applies to direct- to-consumer transactions initiated via Green Dot’s proprietary platforms (e.g., website, mobile app, or call center)	Tiered as a percentage of Net Interchange Revenue for each program as follows: $0 – 2.5mm (87.5% / 12.5%) $2.5 – 5.0mm (88.75% / 11.25%) > $5mm (90.0% / 10.0%)	For each of Retail, Direct, Paycard, and BaaS, the applicable amounts shall be calculated on a monthly basis in accordance with the tiered program structure specified in this Agreement
Paycard	Covers payroll card programs (excluded from Pathward) where BankCo issues cards for employer- sponsored wage disbursement
BaaS	Represents programs delivered through third-party BaaS partners offering Green Dot- branded or co- branded accounts; includes servicing, tech integration, etc.

MSA Category	Description	Pricing Amt	Pricing Metric	Calculation Summary
Money Processing	Encompasses disbursement and money movement services, including ACH transfers, GDN loads, and retail cash Txs.; pricing by volume	• $0.042 per ACH transaction • $4.11 per inbound wire transaction • $4.11 per outbound wire transaction • {GDN} • {Other}
Total bank sponsorship costs attributable to Money Processing segment calculated as a summation of i) monthly ACH units multiplied by pricing per ACH transaction, ii) monthly wires sent multiplied by pricing per outbound wire transaction and iii) monthly wires received multiplied by pricing per inbound wire transaction

LBP	Fees for handling deposits and balance loads into consumer accounts associated with the largest banking partner	0.05% of monthly deposits or 0.60% of the average annual deposit balance		Total bank sponsorship costs attributable to the largest BaaS partner calculated as total monthly deposits attributable to the BaaS segment multiplied by a fixed rate of 0.05% per month
Tax	Covers refund transfer for tax programs (e.g., IRS and state refunds processed via BankCo); includes Professional, Franchise and DIY	Franchise, Pro and DIY: $0.20 per refund transfer		Total bank sponsorship costs attributable to the Tax segment calculated as the total monthly refund transfers across Franchise, Pro, and DIY, each multiplied by the fixed rate of $0.20 per transfer
ODP	Applies to overdraft protection services offered on eligible consumer accounts; fees based on a % of revenue generated from program participation and usage	2.0%	% of gross revenue	Total ODP bank sponsorship payout calculated as 2% of monthly gross Overdraft Protection revenue

MSA Category	Description	Pricing Amt	Pricing Metric	Calculation Summary
Interest Share / Non-swept Deposit Pricing	Represents allocation of interest income between OpCo and BankCo on non-interest sharing deposit balances	40.0% of interest income flows to OpCo based on the applied ADB Balance, which is calculated as total non-BaaS deposits multiplied by IORB minus a floor of 50 bps
Total interest share attributable to non-swept deposits calculated on a monthly basis as total non- BaaS deposits multiplied by the applicable base rate or IORB minus a floor of 50 bps to determine the non-BaaS deposit yield; the resulting yield is then multiplied by 40.0% to determine total interest share

Brand Incentive Proceeds	Rebates, incentives, marketing funds, and similar amounts paid by a card network or brand in connection with a Program’s card activity. Brand Incentive Proceeds are excluded from Net Interchange and are accounted for separately	10%	% of proceeds
Total Brand Incentive Proceeds calculated on a monthly basis as total program-level brand incentive revenue (including rebates, incentives, marketing funds, and other brand-paid amounts) multiplied by the fixed 10% share to determine the bank sponsorship payout

1.	ADB =Average Deposit Balance; IORB = Interest on Reserve Balance
2.	TX = Transaction; DIY = Do It Yourself

For illustrative purposes only, Section 6.16 of the Parent Disclosure Schedule sets forth, as of the date hereof, a sample calculation of the payments anticipated to be made by Purchaser to New CommerceOne under the Master Services Agreement in calendar year 2026 (the “Illustrative Calculation”). Payments will be pro rated based on the number of days from the Closing Date through December 31, 2026. The Illustrative Calculation represents an example calculation methodology that the parties may use to achieve the Purchaser’s total aggregate payments under the Master Services Agreement in calendar year 2026; provided, however, that the parties acknowledge and agree that the final methodology for calculating such payments shall be refined and mutually agreed upon by the parties prior to the Closing Date.

Exhibit 10.2

SUPPORT AGREEMENT

This Support Agreement (this “Support Agreement”) is dated as of November 23, 2025, by and among CommerceOne Financial Corporation, an Alabama corporation (“Acquiror”), Compass Sub North, Inc., a Delaware corporation (“New CommerceOne”), Green Dot Corporation, a Delaware corporation (the “Company”), and the Persons set forth on Schedule I hereto (each, a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below). “Ancillary Agreements” shall have the meaning ascribed to such term in that certain Separation Agreement, dated as of even date herewith, by and among the Company, New CommerceOne and Green Dot OpCo, LLC, a Delaware limited liability company (the “Separation Agreement”).

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of such classes or series of CommerceOne Common Stock and securities in respect of shares of CommerceOne Common Stock as are indicated opposite such Stockholder’s name on Schedule I attached hereto (all such shares of CommerceOne Common Stock and such securities issued in respect of, upon conversion of or in exchange for the CommerceOne Common Stock (including by dividend, distribution, split-up, recapitalization, combination, merger or exchange of shares), including New CommerceOne Common Stock, together with any shares of CommerceOne Common Stock or such securities of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) that are hereafter acquired by any such Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, Acquiror, New CommerceOne, Compass Sub East, Inc., a Delaware corporation and a direct wholly owned subsidiary of New CommerceOne (“Merger Sub One”), Compass Sub West, Inc., a Delaware corporation and a direct wholly owned subsidiary of Compass Sub Northwest, Inc. (“Merger Sub Two”), and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (a) Merger Sub One will merge with and into Acquiror with Acquiror surviving, and Merger Sub Two will merge with and into the Company with the Company surviving, and (b) following such merger and as part of a single, integrated transaction, Acquiror will merge with and into New CommerceOne with New CommerceOne surviving, on the terms and conditions set forth therein (the “Mergers”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SUPPORT AGREEMENT; LOCK-UP; COVENANTS

Section 1.1          Binding Effect of Merger Agreement. Each Stockholder hereby acknowledges that it has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Stockholder shall be bound by and comply with Sections 6.11 (Acquisition Proposals) and 6.12 (Public Announcements) of the Merger Agreement (and any relevant defined terms contained in any such Sections) as if (a) Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) such provisions applied to such Stockholder to the extent they apply to CommerceOne.

Section 1.2           Lock Up; No Transfer.

(a)          Subject to Section 1.2(b), during the period commencing on the date hereof and ending on the earlier of (i) the one (1)-year anniversary of the Closing Date and (ii) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VIII thereof (the earlier of clauses (i) and (ii), the “Expiration Time” and such period, the “Lock-Up Period”), the Stockholders shall not (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (A) and (B) collectively, a “Transfer”) or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B).

(b)          Notwithstanding the provisions set forth in Section 1.2(a), each Stockholder or its respective Permitted Transferees (as defined below) may Transfer the Subject Shares during the Lock-Up Period (i) to any Affiliates of such Stockholder; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is such individual or a member of such individual’s immediate family or an Affiliate of such Person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; (v) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (iv) above; (vi) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (vii) to Acquiror; (viii) as forfeitures of shares of CommerceOne Common Stock pursuant to a “net” or “cashless” exercise of stock options; (ix) as forfeitures of shares of CommerceOne Common Stock to satisfy tax withholding requirements upon the vesting of equity-based awards granted pursuant to an equity incentive plan; (x) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors of Acquiror or a duly authorized committee thereof or other similar transaction involving an unaffiliated third party which results in all of Acquiror’s stockholders having the right to exchange their shares of CommerceOne Common Stock for cash, securities or other property subsequent to the Closing Date; or (xi) in connection with any legal, regulatory or other order (each of the foregoing, a “Permitted Transferee”); provided, however, that in the case of clauses (i) through (v), prior to and as a condition to the effectiveness of any such Transfer, such Permitted Transferee shall deliver to Acquiror and the Company a joinder to this Support Agreement in the form attached hereto as Annex A.

(c)          If any Transfer is made or attempted contrary to the provisions of this Support Agreement, such Transfer shall be null and void ab initio, and Acquiror shall refuse to recognize any such transferee of the Subject Shares as one of its equity holders for any purpose. In order to enforce this Section 1.2, Acquiror may (and, prior to the Closing, the Company may require Acquiror to) impose stop-transfer instructions, including at the direction of the Company, with respect to the Subject Shares during the Lock-Up Period. Each Stockholder agrees and consents to the entry of stop-transfer instructions with Acquiror’s transfer agent and registrar against the transfer of the Subject Shares except in compliance with the foregoing restrictions and to the addition of a legend to such Subject Shares describing the foregoing restrictions.

(d)          For the avoidance of doubt, each Stockholder shall retain all of its rights as a stockholder of Acquiror with respect to the Subject Shares during the Lock-Up Period, including the right to vote any Subject Shares that such Stockholder is entitled to vote.

Section 1.3          New Shares. In the event that (a) any Subject Shares are issued to Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares after the date of this Support Agreement, or (c) a Stockholder acquires the right to vote or share in the voting of any Subject Shares after the date of this Support Agreement (collectively, the “New Securities”), then such New Securities acquired or purchased by such Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Subject Shares as of the date hereof.

Section 1.4           Stockholder Support Agreements.

(a)          Hereinafter until the earlier of (I) the Closing and (II) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VIII thereof, at any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, each Stockholder shall (x) appear at each such meeting or otherwise cause all of its Subject Shares to be counted as present thereat (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) for purposes of calculating a quorum and (y) vote (or cause to be voted), in person or by proxy, or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(i)          to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers;

(ii)          in any other circumstances upon which a consent, waiver or other approval may be required under Acquiror’s governing documents or under any agreements between the Acquiror and its stockholders to implement the Merger Agreement or the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Stockholder’s Subject Shares held at such time in favor thereof;

(iii)          against any Acquisition Proposal or any proposal related to an Acquisition Proposal (in each case other than any proposals contemplated by clause (i));

(iv)          against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement, the Separation Agreement, any other Ancillary Agreement and the transactions contemplated thereby); and

(v)          against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement, the Merger Agreement, the Separation Agreement, any other Ancillary Agreement or the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror, New CommerceOne, Merger Sub One or Merger Sub Two under the Merger Agreement, the Separation Agreement or any other Ancillary Agreement or (C) result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled.

Each Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b)          During the period commencing on the date hereof and ending at the earlier of (i) the Closing and (ii) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VIII thereof, each Stockholder shall not modify or amend any contract between or among such Stockholder or any Affiliate of such Stockholder (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand.

Section 1.5           Further Assurances. Each Stockholder shall cooperate with Acquiror and the Company in good faith to consummate the Mergers and the other transactions contemplated by the Merger Agreement, the Separation Agreement and the other Ancillary Agreements on the terms and subject to the conditions set forth therein and herein, and shall execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents and use commercially reasonable efforts to take such further actions as Acquiror or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 1.6         No Inconsistent Agreement. Each Stockholder hereby represents and covenants that such Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder.

Section 1.7           No Challenges. Each Stockholder agrees not to voluntarily commence, join in, knowingly facilitate, knowingly assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, New CommerceOne, Merger Sub One, Merger Sub Two, the Company or any of their respective successors, directors, officers or Affiliates, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement, the Separation Agreement or any other Ancillary Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

Section 1.8          Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror, New CommerceOne or the Company to any governmental authority or to securityholders of Acquiror or the Company) of such Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement.  Each Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with, or submissions to, the SEC), except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege).

Section 1.9         No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any officer or director of Acquiror, solely in his or her capacity as a director or officer of Acquiror.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1           Representations and Warranties of the Stockholders. Each Stockholder, jointly and severally, represents and warrants as of the date hereof to Acquiror, New CommerceOne and the Company as follows:

(a)          Organization; Due Authorization. If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Stockholder. Such Stockholder has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform its obligations hereunder. This Support Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Support Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Agreement on behalf of the applicable Stockholder.

(b)          Ownership. Such Stockholder is the record and beneficial owner (as defined Rule 13d-3 of the Exchange Act) of, and has good title to, all of such Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares) affecting any such Subject Shares, other than Liens pursuant to (i) this Support Agreement, (ii) Acquiror’s governing documents, (iii) the Merger Agreement, or (iv) any applicable securities Laws.  Such Stockholder’s Subject Shares are the only equity securities in Acquiror owned of record or beneficially by such Stockholder as of the date of this Support Agreement, and none of such Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Stockholder’s name on Schedule I hereto, such Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c)          No Conflicts. The execution and delivery of this Support Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder will not, (i) if such Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Stockholder, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Stockholder or such Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Support Agreement.

(d)          Litigation. There are no actions pending against such Stockholder, or to the knowledge of such Stockholder, threatened against such Stockholder, before (or, in the case of threatened actions, that would be before) any arbitrator or any governmental authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Support Agreement.

(e)          Adequate Information. Such Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Support Agreement and the transactions contemplated by the Merger Agreement, the Separation Agreement and the other Ancillary Agreements and has independently and without reliance upon Acquiror or the Company and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement. Such Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Stockholder are irrevocable.

(f)          Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the other Ancillary Agreements based upon arrangements made by such Stockholder, for which Acquiror or any of its Affiliates may become liable.

(g)          Acknowledgment. Such Stockholder understands and acknowledges that each of Acquiror, New CommerceOne and the Company is entering into the Merger Agreement and, as applicable, the Separation Agreement and the other Ancillary Agreements in reliance upon such Stockholder’s execution and delivery of this Support Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1           Termination. This Support Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Acquiror, the Company and each Stockholder. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Support Agreement.

Section 3.2          Governing Law. This Support Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Support Agreement or the negotiation, execution or performance of this Support Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Support Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3           CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a)          ANY PROCEEDING OR ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, ONLY TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF DELAWARE), AND EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY (I) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH PROCEEDING OR ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH PROCEEDING OR ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT AND (IV) AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SUPPORT AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8, WITHOUT LIMITING THE RIGHT OF A PARTY TO SERVE PROCESS IN ANY OTHER MATTER PERMITTED BY APPLICABLE LAWS.

(b)          WAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUPPORT AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUPPORT AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT:  (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUPPORT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4           Assignment. This Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of Acquiror, the Company and each Stockholder; provided, that, notwithstanding anything to the contrary herein, the rights, interests and obligations of the Company and Acquiror hereunder shall be assigned to, and assumed by, New CommerceOne in connection with the consummation of the Mergers (and from and after the Closing, all references herein to Acquiror shall also be deemed references to New CommerceOne, mutatis mutandis).

Section 3.5           Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Support Agreement and to enforce specifically the terms and provisions of this Support Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Support Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6           Amendment. This Support Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and each Stockholder.

Section 3.7           Severability. If any provision of this Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Support Agreement will remain in full force and effect. Any provision of this Support Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8           Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror or New CommerceOne:

CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
Attention:	Kenneth Till
Alan Deer
E-mail:	[***]
[***]

with a copy to (which will not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	H. Rodgin Cohen
Stephen M. Salley
E-mail:	[***]
[***]

If to the Company:

Green Dot Corporation
1675 N. Freedom Blvd (200 Green Dot) Building 1
Provo, Utah 84604
Attention:	Amy Pugh
Email:	[***]

with a copy to (which will not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:	Edward D. Herlihy
Matthew M. Guest
Matthew T. Carpenter
E-mail:	[***]
[***]
[***]

If to a Stockholder:

To such Stockholder’s address set forth in Schedule I

with a copy to (which shall not constitute notice):

King & Spalding LLP
1180 Peachtree Street, NE Suite 1600
Atlanta, GA 30309
Attention:	Cal Smith
John Anderson
E-mail:	[***]
[***]

Section 3.9          Counterparts. This Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10         Entire Agreement. This Support Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Stockholders, Acquiror, New CommerceOne and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

STOCKHOLDERS:

BILL SMITH ROTH IRA

By:	/s/ Bill Smith
	Name:	Bill Smith
	Title:	Donor

BILL IRA SMITH 2011 IRREVOCABLE TRUST

By Arlington Trust Company, its Trustee

By:	/s/ Elliot Robbins
Name:	Elliot Robbins
Title:	Chief Fiduciary Officer

BILL AND PAM SMITH FOUNDATION INC.

By:	/s/ Bill Smith
Name:	Bill Smith
Title:	President

C1B SHARES LLC

By:	/s/ Bill Smith
Name:	Bill Smith
Title:	President

BILL I. SMITH

By:	/s/ Bill I. Smith
Bill I. Smith

[Signature Page to Sponsor Support Agreement]

THOMAS BLAKE DAVIDSON

By:	/s/ Thomas Blake Davidson
Thomas Blake Davidson

ACQUIROR:

COMMERCEONE FINANCIAL CORPORATION

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	Chief Executive Officer

NEW COMMERCEONE:

COMPASS SUB NORTH, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

COMPANY:

GREEN DOT CORPORATION

By:	/s/ William I Jacobs
	Name:	William I Jacobs
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Support Agreement, dated as of November 23, 2025 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among CommerceOne Financial Corporation, an Alabama corporation, Compass Sub North, Inc., a Delaware corporation, Green Dot Corporation, a Delaware corporation, and the stockholders set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:

By:
Name:
Title:

Address for Notices:

With copies to:

[Annex A to Support Agreement]

Schedule I

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